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06013211

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mediaset SPA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

FILE NO. 82- 4575 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/8/06

12g3-2(b)

RECEIVED
2006 MAY -8 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2005 Annual Report

Mediaset Group

ARLS
12-31-05

MEDIASET SPA



PRESS RELEASE

MEDIASET BOARD OF DIRECTORS CONFIRMS FOR A PERIOD OF THREE YEARS

PIER SILVIO BERLUSCONI DEPUTY CHAIRMAN

GIULIANO ADREANI CHIEF EXECUTIVE

The Board of Directors of Mediaset, appointed by the yesterday's Annual General Meeting, met today under the chairmanship of Fedele Confalonieri.

Pier Silvio Berlusconi and Giuliano Adreani were confirmed in office for the next three years as deputy chairman and chief executive respectively.

The Board also nominated a new **Executive Committee**, which is composed of four members, the chairman, the deputy chairman, the chief executive and company director Gina Nieri.

The Board also nominated a new **Internal Control Committee**. The members of this new body are Luigi Fausti (chairman), Alfredo Messina and Carlo Secchi.

In the light of recent developments in the principles of corporate governance and the Board of director's continuing attention to this issue, the Board also established two new consultative bodies:

- the **Remuneration Committee,** composed of the company directors Bruno Ermolli (chairman), Paolo Andrea Colombo and Attilio Ventura, this committee will have the role of formulating proposals to be put to the Board concerning the remuneration holding specific offices, general remuneration policies for top management and corporate stock option plans;

- The **Governance Committee** composed exclusively of independent company directors, in particular, Attilio Ventura (chairman), Paolo Andrea Colombo and Luigi Fausti, with the role of updating and evaluating the development of the company's self-disciplinary code.

Cologno Monzese, 21 April 2006

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



Press Release

Ordinary and Extraordinary General Meeting 20 April 2006

SHAREHOLDERS' MEETING APPROVES 2005 RESULTS

DIVIDEND OF €0.43 PER SHARE (+13% COMPARED WITH THE PREVIOUS YEAR)

NEW BOARD OF DIRECTORS APPOINTED

FEDELE CONFALONIERI CONFIRMED AS CHAIRMAN

The annual General Meeting of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the consolidated annual report of the Mediaset Group for the year ended 31 December 2005 - prepared in conformity with the new international accounting principles (IAS/IFRS) - along with the management report as approved by the Board of Directors on 14 March 2006.

In 2004 the Mediaset Group recorded consolidated net revenues of €3,678.0 million (+7.5% compared with 2004) and operating profit (EBIT) of €1,244.1 million (+14.1% on 2004) and a net profit of €603.4 million (+9.8% compared with 2004).

The parent company Mediaset S.p.A. – whose accounts were prepared according to Italian accounting principles - closed 2005 with a net profit of €1,411.8 million (compared with € 401.9 million for 2004). This increase is large attributable to the capital gain (accounting for €851.0 million of the total increase of more than €1,000) deriving from the intergroup transfer of 25% of Gestevision Telecinco to Mediaset Investimenti SpA.

The Annual General Meeting consequently resolved to distribute to the shareholders a dividend of €0.43 per share, (+13%). The dividend will be payable from 25 May 2006, with coupons available from May 22 2006 (Coupon N°. 10).

NEW BOARD OF DIRECTORS

The Shareholders also appointed a new Board of Directors, composed of 14 members, that will remain in office until the approval of the annual Report for 2008.

The new directors are: Fedele Confalonieri, Giuliano Adreani, Marina Berlusconi, Pier Silvio Berlusconi, Pasquale Cannatelli, Paolo Andrea Colombo, Mauro Crippa, Bruno Ermolli, Luigi Fausti, Marco Giordani, Alfredo Messina, Gina Nieri, Carlo Secchi, Attilio Ventura.

Compared with the outgoing Board composed of 15 members, the new Board will have 14 members: the proportion of independent directors has increased (Paolo Andrea Colombo, Luigi Fausti, Carlo Secchi, Attilio Ventura) and there is a reduction in representation of the major shareholder Fininvest.

There are six executive directors: Giuliano Adreani, Pier Silvio Berlusconi, Fedele Confalonieri, Mauro Crippa, Marco Giordani, Gina Nieri.
Brief professional CVs of all Mediaset directors are available on the company's web site www.mediaset.it. (http://www.mediaset.it/investor/governance/assemblea_it.shtml)

The Shareholders appointed Fedele Confalonieri as chairman and a meeting of the Board of Directors has been called for tomorrow, 21st April, with an agenda that includes, among other items, the attribution of powers for the management of the company.

STOCK OPTION PLAN

The Shareholders' Meeting, having decided on the creation of a Stock Option Plan designed to act as an incentive for the participants in the Plan and to actively involve them in the running of the Group and in enhancing its value, resolved:

1. to approve the introduction of a Stock Option Plan for the Company's shares for a period of three years beginning in 2006, destined for employees of the Company, its subsidiaries and its parent company who will be identified by the Board of Directors from among the key people whose efforts have a relevant impact on the achievement of the Group's strategic objectives, together with, if deemed opportune by the Board of Directors, the introduction of similar initiatives for shares in subsidiaries and companies where the Company either directly or indirectly holds stock;
2. to entrust the Board of Directors with the management of the Stock Option Plan for the period 2006/2008 with all the powers necessary for the identification of participants, establishing performance objectives, allocating option rights and carrying out the Plan itself in all its aspects. The Board will establish the Regulations for implementing the Stock Option Plan.
3. to not nominate a Stock Option Committee given that, as per the new self-disciplinary code of Borsa Italiana, the Board intends to create a Remuneration Committee with a consultative function. This Committee will be appointed by the Board of directors and will be composed of non-executive directors, the majority of whom will also be independent.

MEDIASET

SHARE BUY BACKS AND UTILISATION

The Shareholders resolved to renew authorisation to the Board of Directors to effect share buy backs in order to pursue, in the interests of the company, the aims foreseen by relevant regulations, including:

- the availability of shares to be sold to employees of the company, its subsidiaries and holding, as part of the Stock Option Plan for 2000-2002, 2003-2005 and 2006-2008;
- to conduct operations for trading, coverage or arbitrage purposes.
- conduct investment operations in liquidity.

Buy back operations will be conducted in accordance with Artt. 2357 ff. of the Civil Code, Art. 132 of D. Lgs. 58/98, Art. 144-bis of the Consob Regulations implementing the legislative decree of 24 February 1998, n. 58, regarding the regulation of issuers and all other applicable norms, including those of the Directive 2003/6 and relative national and European norms.

The Shareholders have therefore attributed to the Board of Directors of the power to buy, also through options trading or financial instruments and derivatives of Mediaset stock, up to a maximum of 118,122,756 and, in any case, within the legal limit, of ordinary company shares with a nominal value of €0.52 each (equal to 10% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2006, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The above sum is guaranteed by existing reserves deriving from the last approved balance sheet.

Buy back operations will follow the following procedure:

i) buy backs destined to facilitate the Stock Option Plans for 200/2002 and 2003/2005, as approved by the Shareholders on 20 April 2000 and 16 April 2003 respectively, must be made on the listing Stock Exchange at a price that is not greater than the reference price of the stock on the day prior to each single operation and not less than 20% less than the price recorded by the stock on the day prior to each single operation.

ii) any other eventual buy backs must be made on the listing stock exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price not greater than 20% and not less than 20% of the reference price of the stock on the day before any such operation. Such parameters are considered adequate to identify the range of value within which any acquisition is in the interest of the company.

The Shareholders also authorised, as per current legislation, to:

a) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, to employees of the company, its subsidiaries or holding, for the exercise of options to buy such shares held by the said employees at the prices, on the terms and in the manner foreseen by the

MEDIASET

conditions of each of the Stock Option Plans for 2000/2002, 2003/2005 and 2006/2008. The present authorisation applies to the period of validity established by the stock option plans;

b) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, in the following alternative procedures:
   i) in cash; in such cases, sales will be effected on the listing stock exchange and/or off market, at a price of not less than 90% of the reference price of the stock on the day before any such operation;

   ii) by trading, exchange, contribution or other operations, in the context of industrial plans or extraordinary financial operations. In such cases, the economic terms of the transfer, including the evaluation of the shares that are involved in the exchange, will be determined with the assistance of independent adjudicators, given the nature and the characteristics of the deal, also taking account of the market performance of Mediaset shares.

The authorisation as at b) above is agreed for a period of not more than 18 months from the date of the resolution.

STATUTE MODIFICATIONS

During an extraordinary meeting, the Shareholders also passed resolution on a series of modifications to the company statute in line with new legal requirements pertaining to the protection of savings and the regulation of financial markets. Of particular note is the reduction to 2.5% of the share capital s the limit for the presentation of voting lists for the nomination of directors and the new management position with responsibility for the preparation of the company's accounts.

Cologno Monzese, 20 April 2006

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter


GRUPPO
MEDIASET

PRESS RELEASE

TELECINCO AGM APPROVES ANNUAL REPORT FOR 2005

The Annual General Meeting of the subsidiary Telecinco, which was held today in Madrid, has approved the Annual Report for 2005 and resolved to distribute 100% of the net profit. The dividend per share consequently amounts to €1.18.

All of the financial highlights regarding 2005 were communicated by the Mediaset Group on 1 March 2006, following the meeting of the Board of Directors of Telecinco, and on 14 March, with the approval of the Mediaset Group's consolidated results.
(http://www.gruppomediaset.it/indexmedia.jsp?page=/comunicatoStampa/comunicatoStampa3199.jsp&lang=IT).

Cologno Monzese, 5 April 2006

Direzione Comunicazione e Rapporti con i Media
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

MEDIASET GROUP

2006 Annual General Meeting and Extraordinary General Meeting

Reports, Consolidated Financial Statements
and Annual Financial Statements
for the year ended December 31st, 2005



Mediaset S.p.A.

www.mediaset.it

Registered office in via Paleocapa 3, 20121 Milan (MI)

Share Capital Euro 614,238,333.28

Entered in the Milan Companies Register

Fiscal Code and VAT number 09032310154

Notice of convocation of the General Shareholders' Meeting of Mediaset S.p.A.

ISIN IT0001063210

The Shareholders of Mediaset S.p.A. (ticker MS) who hold ordinary shares (ISIN IT0001063210 – Sedol 5077946) or ADR (CUSIP 584469407) are called to an Ordinary and Extraordinary General Meeting, in Cologno Monzese (Milano), Via Cinelandia 5, on Wednesday April 19, 2006, at 10.00 am, at first call, and on Thursday April 20, 2006, same time and place, at second call, to vote on the following items on the

Agenda

Ordinary General Meeting:

A. Balance sheet as of December 31, 2005

1. Approval of the Balance sheet as of December 31, 2005; Board of Directors' Management Report, Independent Auditors' Report and Board of Statutory Auditors' Report; pertinent resolutions
2. Approval of the allocation of operating profit; pertinent resolutions

B. Presentation of the Consolidated Balance Sheet as of December 31, 2005; Reports of the Board of Directors and Independent Auditors

C. Appointment of the new Board of Directors

3. Establishment of the number of Board Directors
4. Establishment of their period in office
5. Establishment of Board Directors' emoluments
6. Appointment of the Board of Directors

7. Appointment of the Chairman of the Board of Directors

D. Proposal to establish a "Stock Option" plan

8. Proposal to establish a "Stock Option" plan in favour of the employees of the Company and its subsidiaries; pertinent resolutions

E. Authorisation for the Board of Directors to purchase and sell the Company's own shares

9. Authorisation for the Board of Directors to purchase and sell the Company's own shares, including for the purposes of "Stock Option" plans; pertinent resolutions

Extraordinary General Meeting:

F. Proposal to amend the Company by-laws

10. Proposal to amend the following articles of the Company by-laws: 11) General Meeting; 17), 19) and 23) Board of Directors; 27) Board of Statutory Auditors; and to introduce a new article 28) Officer responsible for the preparation of corporate accounting documents, also pursuant to the provisions of Law 262, 28 December 2005. Renumbering of the articles in the by-laws and adoption of the new text in its entirety.

Shareholders will be eligible to attend the meeting who have applied to the stock broker who has custody of their shares for the issue of the appropriate statements pursuant to the law and the Company by-laws, at least two days before the meeting.

Shareholders will be asked to vote separately only on the motions indicated with a progressive number in the agenda set forth above. All resolutions shall be approved by the holders of ordinary shares in the Company and by the holders of savings shares which represent ordinary shares in the Company.

With the exception of the motions contained sub letter C), about which the Board of Directors does not express an opinion, the Board advises shareholders to vote in favour of all the proposals contained in the agenda set forth in this document.

Shareholders may consult all documents illustrating the proposals contained in the agenda on the Company's website (www.mediaset.it) and on the Italian stock market website (Borsa Italiana S.p.A., www.borsaitaliana.it). Shareholders also have the right to obtain a copy of said documents.

Specifically, the following documents will be made available to Shareholders:
- the draft balance sheet and consolidated statements as of December 31, 2005, and relative Board of Directors' Reports, from March 24, 2006;
- the report of the Board of Statutory Auditors to the General Meeting, from March 29, 2006;
- the reports of the independent auditors on the corporate balance sheet and consolidated financial statements, from March 29, 2006;
- the report of the Board of Directors to the General Meeting illustrating the items on the agenda, from March 24, 2006;
- the annual report of the Board of Directors on Corporate Governance 2006, from March 24, 2006;
- the current By-Laws of the Company (already available).

Pursuant to art. 17 of the Company by-laws, the members of the Board of Directors will be appointed by list vote. Each shareholder may present or jointly present only one list and each candidate may appear in only one list for the purposes of eligibility. Shareholders who alone or with other shareholders represent at least 5% of the share capital may present voting lists. The lists, complete with the candidates' professional resumes and signed by the presenting shareholders, must be deposited with the Company's registered office at least 5 (five) days before the date of the General Meeting at first call, or in other words no later than April 13, 2006. The Company, and the Corporate Affairs Office on its behalf, are available as of this moment to receive said lists. Within the same term of 5 (five) days, candidates must present statements of acceptance of their candidacy and declare, on their own responsibility, that none of the causes of ineligibility or incompatibility pursuant to the law apply, and that they satisfy the legal requirements and rules applying to Board Directors.
Shareholders who present voting lists must present documentation certifying that they are shareholders on a prior basis to the General Meeting and no later than the time of the start of the meeting.

The lists of candidates for appointment to the Board of Directors presented by Shareholders will be published at the expiry of the term for the presentation of lists on the Company website (www.mediaset.it).

Shareholders are reminded that they have the right, pursuant to article 2373 of the Italian Civil Code, to attend the general meeting and exercise their voting rights by proxy; natural persons appointed to represent shareholders individually may not represent more than 200 shareholders.

To facilitate the verification of their powers of proxy, persons who intend to attend the General Meeting as the proxies of Shareholders or other assigns, may send documents proving that they have such powers to the Company's Corporate Affairs Office; said documents must nevertheless be presented for the purposes of receiving accreditation to attend the General Meeting.

The Mediaset Corporate Affairs Office is available to provide any further information required on: tel. +39 02 25149588; fax +39 02 25149590 and at email address: direzione.affarisocietari@mediaset.it.

Shareholders are invited to make their way to the meeting before the starting time to facilitate registration. The accreditation of meeting attendees will begin one hour before the start of the meeting.

Chairman
Fedele Confalonieri

CONTENTS

Mediaset Group: Consolidated Financial Statements as at December 31st, 2005

Mediaset S.p.A.: Financial statements as of December 31st, 2005

Board of Directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Officier	(*)	Giuliano Adreani
Directors	(**)	Franco Amigoni
		Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Bruno Ermolli
		Marco Giordani
	(**)	Alfredo Messina
	(*)	Gina Nieri
	(**)	Roberto Ruozi

Board of Statutory Auditors

Chairman	Achille Frattini
Acting statutory auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Subsitute statutory auditors	Giancarlo Povoleri
	Francesco Vittadini

External auditors

Deloitte & Touche S.p.A.

(*) *Member of the Executive Committee*

(**) *Member of the Internal Control Committee*

GROUP STRUCTURE



MEDIASET S.p.A.
100 %
PUBLITALIA '80 SpA
Promoservice Italia Srl
100%
Radio e Reti Srl
10%
Grattacielo Srl
10%
100%
MEDIASET Ireland Ltd in liq.
100%
Mediaset Investimenti SpA
99,95%
International Media Service Ltd.
19,35%
ABS Finance Fund Sicav
Trefinance Mondadori International
2,73%
Hopa SpA
Trefinance
100%
Mediaset Investment Sarl
100%
Publieurope Ltd
100%
Publieurope International Ltd
14,35%
TV Breizh SA
8%
TV Breizh Nantes SA
49%
11,76%
Euromedia Luxembourg Two SA in liq.
Trefinance Arnoweb
27,42%
Euromedia Venture Belgique SA in liq.
Euromedia Luxembourg One
5%
Convergenza S.c.p.a.
Trefinance
2,28%
KirchMedia GmbH & Co. soggetta a procedura concorsuale
Trefinance
100 %
R.T.I. SpA
20,22%
AUDITEL Srl
6,45%
100%
Elettronica Industriale SpA
Beigua Srl
24,50%
100%
HOME SHOPPING EUROPE SpA
Media Shopping SpA
100%
98,48%
VIDEOTIME SpA
Titanus Elios SpA
30%
51%
BOING SpA
50%
Mediavivere Srl
50%
PressTV SpA
A.Mondadori Ed.
50%
Fascino - Produzione Gestione Teatro Srl
9,94%
CLASS CNBC SpA
Mediolanum Comunicazione Trefinance
25%
25,13%
Gestevision Telecinco SA
100%
Publiespana SAU
100%
Grupo Editorial Tele 5 SAU
100%
Estudios Picasso Fabrica de Ficcion SAU
100%
Digitel 5 Media SAU
100%
Atlas Espana SAU
40%
Canal Factoria de Ficcion SA
60%
Cinematext Media SA
100%
Cinematext Media Italia Srl
50%
Premiere Megaplex SA
50%
Europortal JUMPY Espana SA
10%
Corporacion de Medios Radiofonicos Digitales SA
Advanced Media SAU
100%
Publimedia Gestion SAU
100%
Publiespana 2000 SLU
100%
Publici Television SA
50%
Atlas Media SAU
100%
Atlas Pais Vasco SAU
100%
Mi Cartera Media SAU
100%
RED de Television Digital Madrid SAU
100%
RED de Television Digital Valencia SA
50%
Aprok Imagen SL
40%

MEDIASET GROUP: FINANCIAL HIGHLIGHTS

Main Income Statement Data

(mio €)

	2000	2001	2002	2003 (*)	2004 (**)	2005
Total net Revenues	2,363.6	2,351.1	2,316.1	3,070.0	3,421.6	3,678.0
Italy	2,363.6	2,351.1	2,316.1	2,424.9	2,629.4	2,748.1
Spain	-	-	-	646.0	793.4	931.1
Operating Profit	691.5	587.2	558.5	820.8	1,090.5	1,201.0
Italy	691.5	587.2	558.5	650.1	795.7	787.8
Spain	-	-	-	170.7	294.9	413.3
Group Operating Profit (EBIT)	691.5	587.2	558.5	777.6	1,090.5	1,244.1
Profit before Tax and Minority Interests	648.0	418.1	497.1	675.1	1,046.1	1,202.2
Group Net Profit	423.5	248.4	362.0	369.7	549.6	603.4

Main Balance Sheet and Financial Data

(mio €)

	2000	2001	2002	2003 (*)	2004 (**)	2005
Net Invested Capital	2,263.9	2,602.4	2,639.5	3,031.8	3,034.4	3,237.0
Total Net Shareholders' Equity	2,389.2	2,354.6	2,468.7	2,832.5	3,096.4	2,879.0
Net Group Shareholders' Equity	2,387.5	2,353.0	2,467.2	2,591.6	2,865.3	2,593.9
Minorities Shareholders' Equity	1.7	1.6	1.5	240.9	231.1	285.1
Net Financial Position	125.3	(247.8)	(170.8)	(199.3)	62.0	(358.0)
Operating Cash Flow	1,146.6	1,162.3	1,213.4	1,537.6	1,601.0	1,606.8
Investments	806.1	1,279.1	849.3	835.1	1,115.9	1,145.7
Dividends paid by the Parent Company	216.2	283.2	247.8	247.4	271.3	448.8
Dividends paid by subsidiaries	-	-	-	16.9	120.0	86.0

Personnel

	2000	2001	2002	2003 (*)	2004 (**)	2005
Mediaset Group personnel (headcount)	4,384	4,396	4,393	5,600	5,662	5,844
Italy	4,384	4,396	4,393	4,395	4,459	4,671
Spain	-	-	-	1,205	1,203	1,173
Mediaset Group personnel (average)	4,382	4,384	4,399	5,587	5,638	5,798
Italy	4,382	4,384	4,399	4,396	4,415	4,613
Spain	-	-	-	1,191	1,223	1,185

Main indicators

	2000	2001	2002	2003 (*)	2004 (**)	2005
EBITDA / Net Revenues	29.3%	25.0%	24.1%	26.7%	31.8%	32.7%
Italy	29.3%	25.0%	24.1%	26.8%	30.1%	28.7%
Spain	-	-	-	26.5%	37.2%	44.4%
EBIT / Net Revenues	29.3%	25.0%	24.1%	25.3%	31.8%	33.8%
Pre-tax and minority interest / Net Revenues	27.4%	17.8%	21.5%	22.0%	30.5%	32.7%
Net Profit / Net Revenues	17.9%	10.6%	15.6%	12.0%	16.0%	16.4%
ROI (Return on Net Invested Capital)	32.4%	24.1%	21.3%	27.4%	36.0%	39.7%
ROE (Return on Equity)	18.6%	10.5%	15.0%	14.6%	20.1%	22.1%
N. of shares (***) as at 31/12/05	1,181,227,564	1,181,227,564	1,181,227,564	1,181,227,564	1,181,227,564	1,138,297,564
Consolidated Net Profit per share (euro)	0.36	0.21	0.31	0.31	0.47	0.53
Dividend per share (euro)	0.24	0.21	0.21	0.23	0.38	0.43 (****)

(*) since 2003 figures have included the effects of the entire consolidation of Telecinco Group
(**) figures restated under IAS/IFRS
(***) 2005 data excluding Buyback Shares
(****) to be approved by AGM


Net Revenues
EUR m
2,363.6
2,351.1
2,316.1
3,070.0
3,421.6
3,678.0
2000
2001
2002
2003
2004
2005


Operating Profit
EUR m
691.5
587.2
558.5
777.6
1,090.5
1,244.1
29.3%
25.0%
24.1%
25.3%
31.9%
33.8%
2000
2001
2002
2003
2004
2005
Operating Profit
% Operating Profit/Net Revenues


Net Profit
EUR m
423.5
248.4
362.0
369.7
549.6
603.4
17.9%
10.6%
15.6%
12.0%
16.1%
16.4%
2000
2001
2002
2003
2004
2005
Net Profit
% Net Profit/Net Revenues


Dividends and Pay out
EUR m
283.2
247.8
247.4
271.3
448.8
489.5
66.9%
67.0%
68.3%
73.4%
81.7%
81.1%
2000
2001
2002
2003
2004
2005
Dividends distributed by Mediaset SpA
Pay out

2005: Buyback Shares are not eligible to receive Dividends

THE GROUP AND 2005 RESULTS

Mediaset ended 2004 with the best figures in its history. In 2005 the results were even better, confirming the expectations of the market and the company's own projections.

Here is an outline of the principle results.

Consolidated net income rose to EUR 3,678.0 million, an increase of 7.5% on 2004.

In Italy advertising sales by Publitalia grew in 2005 by 3.0% as compared to the previous year, reaching a record total of EUR 2,956 million. The performance of Publitalia is particularly significant when compared with the results of the overall advertising market which, according to Nielsen estimates, excluding Publitalia, grew by only 1.9%.

In Spain the results were even better with overall growth in Telecinco's advertising sales of 15.8%, reaching the record figure of EUR 901 million. Telecinco also outstripped by far the overall Spanish advertising market, which according to Infoadex estimates grew by 8.0%.

On the costs side, both in Italy and in Spain, the company maintained its commitment to shareholders, confirming the efficiency targets set in 2002.

The Group's operating profit (EBIT) reached EUR 1,244 million, an increase of 14.1% on the previous year.

Operating profitability came to 33.8%, the highest level in Mediaset's history and the highest in the television industry in Europe.

Lastly, net profit totalled EUR 603 million, a 9.8% increase on 2004, while the dividend for the year was EUR 0.43 per share, the highest in the company's history and more than 10% up on the previous year.

So much for the figures, which tell a decidedly brilliant story.

But what is of even greater importance is "how" such excellent results were achieved in 2005.

In spite of being the market leader, in 2005 the company refused to stand still, live off its position or worry about changes in the market.

On the contrary, the company responded to changes in the sector and continued to invest in the future.

Mediaset is currently in the midst of transformation – from a television business to a media company – and is internationally recognised as a first mover in the context of new converging platforms and technological development.

Indeed, Mediaset has become a benchmark for innovation and technology and the more the company pushes on the research and experimentation side, the better able it is to look ahead and identify new business opportunities.

Obviously, all of this starts from the company's solid base in generalist free-to-air television and Mediaset remains a great television and advertising concern.

Generalist TV generates brilliant results for the company, but the challenge that Mediaset has set itself is to defend such results while also managing to finance new activities.

2005 demonstrates the company's inclination towards the future, an approach that is explained by two factors that are reassuring for our investors.

The first is that Mediaset has been able to build internally a happy generational synthesis in the management. The company has literally been regenerated by a team of young managers who are able to count on the experience of more senior executives.

The second is the company's continuing belief in television: it is in our genes, and it is there to stay.

This is why the principle elements of the television business, in other words, content, advertising sales, broadcast frequencies and technology, remain Mediaset's top priorities.

In terms of content, not only has the company defended its established supply and production, new content has been acquired to meet new audience needs, a good example being pay-per-view soccer.

Advertising, which is the driving force behind Mediaset, once again bucked the trend in the market, finding new clients and new ways of communication, including interactive applications.

The company's far-sightedness on the frequencies front has meant that this asset has been grown to create the basis for future development.

Taking advantage of the trading opportunities envisaged in the current legal framework, Mediaset has acquired a second digital terrestrial multiplex by digitizing the frequencies of Home Shopping Europe and is currently awaiting authorisation for the acquisition of the frequencies of Europa TV, to be dedicated to DVB-H, i.e. mobile television.

And after the extraordinary success of the pre-paid card, mobile TV is another European first for Mediaset.

By acquiring frequencies for DVB-H, Mediaset has made it effectively possible for other operators – such as, for instance, Telecom Italia – to enter the market in a new business that marks the marriage of mobile telephony and digital television.

Mediaset's specialists, along with those of Telecom Italia, are currently building what will become the world's first model for mobile TV using the DVB-H standard.

All of this has been made possible by digital terrestrial technology, of which DVB-H is an offshoot. Mediaset was the first to talk about the possibilities and we had to weather a storm of criticism. But if the company had not believed in the prospects and invested in this technology, providing Italy in the meantime with a modern asset that is now internationally recognised, the current convergence between telecoms and television companies would still be purely theoretical.

Moreover, without Mediaset's enthusiastic adoption of the digital standard, the company would have suffered the impact of stronger competition from other platforms, above all satellite TV and ADSL – without the means of launching an effective response.

In business terms, then, Mediaset has demonstrated both dynamism and the will to rise to new challenges.

This can also be seen in terms of ownership. Mediaset is now effectively a public company, with a major shareholder at 35.5% and the remaining 64.5% on the market.

A market comprising over 300,000 investors, of which 58% from outside Italy.

The significance of this figure is not hard to see: Mediaset is able attract foreign capital and is a valid investment option for both financial institutions and private investors.

From its listing to the present time, Mediaset has distributed around EUR 2.7 billion in dividends, and this year the company will break the dividend record, giving shareholders the biggest dividend in the company's history.

For all of these reasons the market sees Mediaset as a healthy and competitive company. A corporation, one of the few in Italy, where innovation and research are routine practice and not just an empty slogan, and where profitability and a capacity to compete in the international arena are both at the highest level.

On the international front, the results of Telecinco were mentioned earlier.

Our success in Spain – one of the most promising markets in Europe – takes on a broader significance for the Italian business system, not only for Mediaset.

Other experiences demonstrate how difficult it is for Italian companies to move outside the country's borders.

Telecinco is what Mediaset calls its fourth network. It is a company that looks to the future with confidence, in a new political scenario markedly different from the past and in a competitive environment that will introduce two new television operators to the market.

2005 was, therefore, crucial for our business.

But Mediaset was not put off by the new. On the contrary, the company has placed itself at the forefront of technological innovation in the media market. The new competitors have been brought onto Mediaset's territory and, in some cases, alliances have already been established.

The leading position of Telecinco has been maintained in profoundly changed and more difficult conditions. And revenues have always grown faster than the market average, while costs are historically subject to rigorous control.

What pays off in our way of doing business is the level of commitment we show in approaching the market, together with our determination in pursuit of success. That is how we succeeded in 2005, and how we will succeed in 2006. A year we are sure will bring new growth and new achievements.

MEDIASET ON THE STOCK MARKET

Factors affecting the share price in 2005

From a macroeconomic perspective, Europe witnessed a general slowdown in its economy. In Italy this slowdown resulted in two consecutive quarters of negative GDP growth (technical recession), which naturally impacted on consumer spending and advertising expenditure in the second half of the year, particularly in the FMCG sector.

Oil price increases resulted on the one hand in an acceleration of this trend, while, on the other, they also caused a shift in share portfolios from cyclical sectors (and media and telecoms in particular) to energy.

All around the world, **technological innovation** is shaking the competitive dynamics in the Media and TLC sectors. The convergence of distribution platforms and multimedia content has, on the one hand, created development opportunities for some operators, but on the other it has also increased the threats and risk factors. In 2005, uncertainty had a negative impact on the share price performance of these two sectors.

Looking specifically at Mediaset, three additional factors had an effect on the share price, especially in the second half of the year:

- in April 2005, the company's major shareholder, Fininvest reduced its stake with the placement of around 17% of the share capital, resulting in an **increase in the floating capital of around 65%**;
- a **slowdown** in advertising expenditure, particularly in the **food** sector, led to advertising revenue growth that was slightly lower than market expectations.

Share price performance

For the above stated reasons, the entire media sector in Europe sustained a **derating** that resulted in its underperforming across all of the main European share indexes.

In this context, Mediaset's performance was essentially in line with the average for other European broadcasters (with the exception of those in Spain, which was characterised by one of Europe's most positive macroeconomic scenarios).

In absolute terms, during 2005 Mediaset's share price remained **above the level** of the beginning of the year (EUR 9.33) ending the year with a slight drop. The average price for Mediaset's shares in 2005 was EUR 9,94, the minimum was EUR 8,82 on 27 October and the maximum was EUR 11,10 on 31 March.

It should, however, be pointed out that since it was listed in July 1996 Mediaset's share price has outperformed the main sector indexes, **more than doubling** its initial value (+ 166%).

Mediaset Share Price	2005	2004	2003	2002
Maximum price (€)	11.1	10.0	9.9	10.4
	31st March	*26th January*	*2 nd December*	*19th March*
Minimum price (€)	8.8	8.2	6.2	5.5
	27th October	*12th August*	*10th February*	*9th October*
Opening price 1/1 (€)	9.3	9.6	7.2	8.1
Opening price 31/12 (€)	9	9.3	9.4	7.3
Average volume (ml.)	8.6	5.4	5.7	5.2
Maximum volume (ml.)	45.3	26.2	36.2	17.7
	13th April	*18th June*	*20th June*	*11th October*
Minimum volume (ml.)	1.6	0.9	1.5	1.1
	8th August	*31st December*	*12th August*	*27th May*
Number of ordinary shares (ml.)	1,181.2	1,181.2	1,181.2	1,138.3
Capitalization 31/12 (ml/€)	10,512.9	10,985.4	11,103.5	8,623.0

Mediaset stock compared with main indices

(from the listing in 1996 to 2005)


MS IM Equity - Ultimo prz 247.1070
MIB30 Index - Ultimo prz 225.3380
BEMEDIA Index - Ultimo prz 111.6400
SXME Index - Ultimo prz 112.3983
700
600
500
400
300
200
100
1997
1998
1999
2000
2001
2002
2003
2004
2005

Share price trading volumes

In 2005, the Mediaset share price recorded average daily trading volumes of 8.64 million shares, with an average corresponding value of more than EUR 85,91 million. In total, the number of Mediaset shares traded during the year on the Italian Stock Exchange's MTA telematic index came to more than 2.21 billion. The busiest trading day for the share was 13 April 2005 with stock worth some 45.38 million being traded, while the minimum was recorded on 8 August 2005 with around 1.62 million.

Breakdown of share capital as at 31/12/2005

On 31 December 2005, the principal shareholder of Mediaset was the market, with around 60.9% of the share capital. **Fininvest** remained the controlling shareholder with a 35.5% stake. The remaining 3.6% is made up of Own Shares repurchased under the Buyback programme.

In geographical terms, Mediaset's floating capital was well distributed in the different markets: around 42% of it was held by Italian investors, while around 58% of itwas in the hands of **international investors**.

Of these, the countries with the greatest concentration of Mediaset shares were the USA and the UK, with around 20.8% and 7.9% respectively of total floating stock, followed by France and Germany, with around 2.8% and 1.7% respectively. The remaining 1.9% is mainly held in Japan, Asia and the rest of Europe.

Shareholding

Mediaset Shareholding


MARKET
60.9%
FININVEST
35.5%
BUYBACK
3.6%

Geografical Breakdown (60.9%)


Others
1.9%
Retail
15.1%
UK
7.9%
Germany
1.7%
France
2.8%
Usa
20.8%
Italy
10.7%

THE HISTORY AND ACTIVITIES OF THE MEDIASET GROUP

The Mediaset Group's story began less than thirty years ago, in 1978, with Telemilano (which became Canale 5), a local Milan-based broadcaster that became national in 1980. Canale 5 was subsequently joined by Italia 1 (bought from the publishing group Rusconi in 1982) and Rete 4(acquired from Arnoldo Mondadori Editore in 1984).

Since 1984 the television division of the Fininvest Group (known as RTI) has had the same basic structure as it has today: **three national analogue networks** supported by an advertising sales company, Publitalia '80, which exclusively collects advertising for all three channels, and two other companies, Videotime, which manages TV technology and production activities, and Elettronica Industriale, which guarantees signal distribution through the management of the broadcasting infrastructure.

Since that time the importance of commercial television has grown constantly in terms of audience, revenues and operating profits.

Since 1996, RTI, Videotime and Elettronica Industriale have been part of one group known as Mediaset, which has been **listed on the stock exchange**, opening up the company to both important institutional investors and private investors (around **300,000**).

In 1997, Mediaset expanded outside Italy with the acquisition of a stake in the private Spanish broadcaster Telecinco.

In 1999, the Mediaset Group entered the **web-based business** with Mol-Mediasetonline (now known as Mediaset.it), a television portal dedicated to Canale 5, Italia 1 and Rete 4, and strengthened by the inclusion of Tgcom, a daily online news service, accessible from a range of media (Internet, TV, radio, Mediavideo teletext and mobile phones).

During 2004, Telecinco, of which the Mediaset Group has been the reference shareholder since 2003, was also listed on the Madrid stock exchange.

2004 was also the year that saw the debut in Italy of digital terrestrial television, an innovative signal broadcasting system that uses standard aerials (a dish is not necessary) and a small set-top box.

In 2005 the Group launched **Mediaset Premium**, a **digital terrestrial** television service that offers viewers live Serie A soccer on a non-subscription basis. Mediaset Premium subsequently launched a pay-per-view offer including films, theatre and live events. Also in 2005, for the first time in Italian television history, Mediaset acquired the rights to show highlights from the Serie A Championship and reached an agreement with Tim (Telecom Italia Group) creating the basis for the commercial launch in Italy of digital terrestrial **mobile TV** using DVBH (Digital Video Broadcast-Handheld) technology, which provides a broadcast quality on the move comparable to that of terrestrial digital television reception.

Let us turn now to a more detailed look at the organisation of the Mediaset Group in its **two main business arenas: Italy and Spain**.

Italy

In July 2006, the parent company, Mediaset SpA, will celebrate the **tenth anniversary** of its stock exchange listing in Milan. Today the company is Italy's leading commercial television operator and one of the world's largest media companies.

Consolidated net revenues from operations in Italy rose to **EUR 2,748.1 million**, an increase of 4.5% on 2004. **Operating profit (EBIT)** came to EUR 828.7 million (+4.1% on 2004). Operating profitability reached 30.2% and **pre-tax profits** amounted to **EUR 778.6 million** (+4.6%).

In Italy, the Mediaset Group operates in the following areas:

- analogue free-to-air generalist television (Canale 5, Italia 1 and Rete 4)
- free digital terrestrial thematic channels (Boing, Mediashopping)
- pay-per-view digital terrestrial (soccer, films, theatre, events)
- multimedia (Internet and mobile TV)

Let us now turn to a more detailed examination of the individual areas of business, beginning with advertising.

Advertising

Advertising sales for the three channels are managed by Publitalia '80, the group's exclusive advertising sales company and a leading company in the sector in both Italy and Europe. In 2005 Publitalia collected advertising worth EUR **2,955.9 million** (**+3.0%** on the previous year). No less than **1,107** clients were dealt with in the course of the year.

Publitalia's client portfolio for TV media maintained the same characteristics, in terms of indicators, as in 2004. Of the total 1,107, 270 were new or returning clients. These accounted for overall total sales of EUR 126 million, or 4% of the total. The top 100 clients, meanwhile, accounted for 70% of total revenues and demonstrate the loyalty of the company's principal customers.

Nielsen figures for 2005 show that the total advertising market was worth **EUR 8,531** million, up 2.8% on the previous year, which corresponds to an increase of EUR 229 million.

Following a very positive 2004, there was a marked fall in advertising expenditure in 2005 related mainly to consumption trends in the grocery segment.

(Source: Nielsen Media Research – net values)

Media	2005		2004		Change
	m EUR	share %	m EUR	share %	%
Press	2,992	35.8%	2,888	35.6%	3.5%
Television	4,675	56.0%	4,552	56.0%	2.7%
Radio	401	4.8%	400	4.9%	-0.3%
Outdoor	198	2.4%	192	2.4%	3.4%
Cinema	83	1.0%	90	1.1%	-8.3%
Total market	**8,351**	**100.0%**	**8,122**	**100.0%**	**2.8%**

An examination of the situation for other media shows that print, in spite of a continuing fall in circulation, recorded growth of 3.5%. This was due to the publication of new titles, especially in the TV listings segment, and the adoption of full-colour printing by newspapers.

After the outstanding results of 2004, **radio** ended 2005 with virtually zero growth. This was the result of a significant fall by Radio Rai (-4.8%) and growth (+1.7%) in commercial stations.

The **outdoor** sector performed at the top end of the market (+3.4%), while **cinema** recorded a sharp fall (-8.3%).

Although it does not feature among traditional media, Nielsen data shows that, following a critical period, in 2005 the **Internet** generated more than EUR 130 million in advertising revenues.

Advertising sectors

The **FMCG sector** remained the most significant in the advertising market with revenues of over EUR 2.5 billion, despite a fall in expenditure of 2.5%. The shortfall was the result of:

- a 3.4% drop in the **food** segment, due mainly to a marked reduction in expenditure in beverages (-8.1%) that continued to compare poorly with the brilliant results achieved between 2000 and 2003 (a year of outstanding advertising sales of EUR 554 million);

- substantial stability in the **non-food** segment (toiletries, household products, personal care, in total 1%) thanks to positive results for personal care products (+1.7%).

With a share close to 52% in the FMCG sector, Mediaset's channels confirmed their position as the sector's advertisers preferred medium.

The **automotive** sector grew by 2.2%, reaching overall expenditure of EUR 923 million, 32.2% of which was invested on Mediaset's channels.

The rapid expansion of the **telecommunications** sector continued, with overall growth of 12%. Publitalia ended the year as leader also in this sector (+17.3%), and accounting for 52% of the total advertising budget for the sector.

Following on from the excellent results of 2004, there was continued growth in the **financial services/insurance** sector, with Publitalia increasing sales by 35.7%.

In line with **consumer spending**, the retail sector saw a fall of 1.9%. The limited appeal of print media (-12.8%) contrasted with a rise (+13.5%) in TV, increasingly regarded as the core medium. In this sector, Publitalia recorded an increase of 18.8%.

The aggregate of other sectors grew by 4.6%. Of particular note was the performance in pharma/health (+15.8%), home wares (+19.2%), personal goods (+35.1%), professional services (+18.5%), travel and tourism (+27.6%). The increase for Publitalia was 5.3%.

Generalist TV

TV Channels

The group's generalist channels – Canale 5, Italia 1 and Rete 4 – are managed by **RTI S.p.A.**, which oversees the development and building of the schedules, original programme production, the acquisition and management of the rights library.

In 2005 each channel broadcast **8,760** hours of scheduling, totalling **26,280** hours, **48.1%** of which was made up of in-house productions.

Mediaset's channels ended 2005 with a **42.8% prime time** share, a 0.5 point increase on 2004. The 24-hour and day time audience were **41.9%** and **41.6%** respectively, in line with the best results of previous years. The results were particularly positive for the **commercial target** bracket (viewers in the 15 to 64 year age range) of greatest interest to advertisers, with the three channels ahead of the state broadcaster Rai in all day parts. In particular, in the early evening Mediaset recorded a **44.7%** share, a 1.1 percent improvement on 2004, while in the same day part Rai lost 2.8 percent.

Canale 5 achieved an average share of **22.5%** in prime time, an increase of 0.3 percentage points compared with 2004. In the commercial target (15-64 years) the flagship channel was once again **top** in all day parts: 23.5% in the 24-hours, 23.4% in day time and 24.1% in prime time (+0.7% compared with the previous year).

For the fourth consecutive year **Italia 1** confirmed its position as Italy's third most popular channel in prime time with an 11.5% share (+0.3% on 2004). The channel's leadership among children up to age 14 was unchallenged, at 27% over 24-hours.

Rete 4 reconfirmed its position as the third channel among adult viewers over 65, maintaining its strategic control on this target in all day parts: 12.3% over 24-hours, 12.1% in day time and 13.1% in prime time.

Share individuals - 2005	24 hours	Prime Time	Day Time 7:00-2:00
5	21.8%	22.5%	21.6%
1	11.5%	11.5%	11.5%
4	8.6%	8.8%	8.5%
MEDIASET	**41.9%**	**42.8%**	**41.6%**

The guarantee periods

In the **spring** 2005 guarantee period (from 30 January to 4 June), Mediaset outperformed Rai in all day parts: **43.5%** vs. 42.6% in the 24-hours, **43.0%** vs. 42.8% in day time and **44.8%** vs. 43% in prime time.


SPRING 2005: % SHARE
43.5
42.6
43.0
42.8
44.8
43.0
24 ore
Day Time
Prime Time
Mediaset
RAI


SPRING 2005: % SHARE TARGET INDIVIDUALS
23.2
22.2
23.1
22.1
23.7
23.3
24 ore
Day Time
Prime Time
Mediaset
RAI

Canale 5 confirmed its position as Italy's leading channel in all day parts: 23.7% in prime time, 23.1% in day time and 23.2% over 24-hours.

Italia 1 was third, both in prime time (11.9%) and over 24-hours (11.4%). Rete 4 achieved its best early evening audience share in the last ten years in guarantee periods **(9.2%)**.

In the **autumn** guarantee period (from 25 September to 3 December) Mediaset recorded a 41.4% share in prime time, a 0.7 point increase on the same period of the previous year. While the **leadership of Canale 5** remained steady in all day parts: 22.5% over 24-hours (Rai 21.6%), 22.2% in day time (Rai 21.3%) and 23.8% in prime time (Rai 22.9%).

Programme production

In 2005 Rti produced 48.1% of the programmes broadcast by Mediaset. News production accounted for 18.7% of the total; soft news made up 3.9%, to which should be added 2.8% for cultural events. In particular these were a range of specials following the death of Pope John Paul II and the election of his successor, Pope Benedict XVI.

On the news and current affairs side, new programmes included Matrix, presented by Enrico Mentana, Il profeta disarmato, Speciali Martelli, Il piatto forte, Celebrità, on Canale 5; Giallo 1 and L'incudine on Italia 1; and Liberi tutti on Retequattro.

There were also new programmes in the sports area: from the autumn the established football shows Controcampo and Guida al campionato, were joined by Domenica Stadio on Italia 1 and Serie A-il grande calcio on Canale 5.

On the entertainment side the strong points were: Scherzi a parte, Mio fratello pakistano, Tutte le matte, Vero amore, Sei un mito, Chi ha incastrato lo zio Gerry? on Canale 5; Teleditta, Campioni, Lo spaccanoci, Topo Gigio, La talpa, Il bivio, Voglia and Cronache marziane on Italia 1.

During 2005 the commitment of Rti was especially marked in the production of serialised drama and soap operas that will be discussed in more detail in the next section.

Acquisition of TV rights

The TV rights library of Mediaset and its subsidiary Rti is Italy's most significant and one of the biggest in Europe.

These rights, which constitute a real asset for the company, are constantly fed by agreements with third parties and in-house productions.

- **US majors**

The Mediaset Group has stipulated long-term contracts with all of the leading American producers and distributors **(Universal, Twentieth Century Fox, DreamWorks, Sony Columbia and Warner Bros. International)** for the acquisition of rights with an average duration of 5 years and a possible 4/5 TV screenings. In 2005 the Mediaset Group signed a two-year agreement with Sony Columbia for the rights, with a 5-year licence and 5 screenings, for films distributed on the U.S. theatrical circuit in 2003 and 2004.

- **International television producers**

The group also has important and consolidated rights acquisition relationships with American and European producers for the supply of popular TV movies, soap operas, mini-series, and TV series. The serial nature of the products, which are made seasonally, makes it possible to build audience loyalty for the channel that broadcasts the products.

- **Domestic film producers/distributors**

The company also has contacts with domestic operators, from which packages are bought including television rights for films produced by them (which combined with the acquisition of European product is important in respecting the broadcast and investment quotas laid down by legislation on television broadcasting) and international film rights. Also in 2005 the supply relationship with the sister-company Medusa Film S.p.A., a leading operator in the film distribution sector, was confirmed. In March 2005 a formal agreement was reached with Filmauro, one of Italy's most important film producers and distributors, for the supply of rights for box office hits from recent seasons not previously broadcast on TV.

- **In-house TV drama production**

The Mediaset Group has the know-how and organisational structure to select projects and develop production of TV movies, mini-series and popular TV drama series. These products are made in-house or in cooperation with leading international partners and, in some cases, are sold internationally, contributing to cover production costs. 2005 was characterised by a high level of production, in line with that of the last four years, and aimed at reinforcing the Group's core business. These efforts have seen TV drama become a cornerstone and defining characteristic of Mediaset's scheduling. A number of long series were continued and projects defined for the realisation of high quality mini-series related to current affairs, literary classics and great Italian personalities.. Of particular relevance is the exclusive production agreement, for 2005-2006, with **Tao Due Film**, one of the leaders in the sector, and with which the Mediaset Group has a long-standing relationship. In recent times, the association with Tao Due Film has resulted in the production of both popular mini-series (Ultimo, Ultimo 2: La sfida, La Uno Bianca, Il Testimone and Karol, un uomo diventato Papa) and other hit series (Distretto di Polizia and R.I.S.).

Once again in 2005 Mediavivere was commissioned to produce the soap operas Vivere and Centovetrine. Mediavivere, jointly owned and managed by Rti and Endemol Italia, develops and produces exclusively for the Mediaset Group Italian soaps taking advantage of synergies deriving from the Mediaset Group's deep familiarity with the audience and the production efficiencies of Endemol Italia in the area of industrial content production. In addition to producing the two soaps, in 2005 Mediavivere was the producer of the medium-index seriality fiction title Questa è la mia terra, with an outstanding cast.

Library

The most important of the numerous agreements reached and projects developed include:

- the acquisition, in line with existing long-term agreements with American majors for: Spider Man, Men in Black II, XXX, The Ice Age, Road to Perdition, Maid in Manhattan, Catch Me If You Can, Minority Report, Spirit – Stallion of the Cimarron, The Ring, Red Dragon, 8 Mile, About a Boy, Gangs of New York and King Arthur;
- the acquisition of first-screening rights to the TV series: Joan of Arcadia, 1-800-Missing, Sue Thomas: F.B. Eye; C.S.I. New York, A casa di Fran, North Shore, Boston Legal, Dr. House-Medical division, Grey's Anatomy;
- the acquisition for rights for the new episodes of successful TV series such as: Beautiful, The Young and the Restless, Smallville, O.C., C.S.I. Miami, C.S.I. Crime Scene Investigation, Law & Order: Siska, Gilmore Girls, 24, Strong Medicine, 7th Heaven, Nip'n Tuck, Shield, The Sopranos, Everwood and Six feet under;
- the acquisition, for the current season of the films Il Paradiso all'improvviso, Confidence, Tears of the Sun, Hollywood Homicide, My name is Tanino, Anything Else, The Dreamers, Basic and Dogville as part of an agreement for films from the 2003 theatrical season with the sister company Medusa Film S.p.A.;
- the acquisition, as part of the agreement with Filmauro, of first-screening rights to box office hits from recent theatrical seasons: Natale sul Nilo, Natale in India, A spasso nel tempo, A spasso nel tempo-l'avventura continua, Paparazzi, Body guards, Vacanze di Natale 2000, Merry Christmas, S.P.Q.R.-2000 e ½ anni fa;
- in 2005 the production tendency in favour of longer series led to the realisation of the sequels to successful series such as Carabinieri and the start of production on the sequel to R.I.S. which, in its last series, proved particularly popular with viewers. New projects include: I Serrano, Nati ieri and Codice rosso;
- the realisation of a number of prestigious productions, in terms of subject, cast and authors, including: Karol, un Papa rimasto uomo, Freccia nera, the sequel to Un ciclone in famiglia, La Guerra sulle montagne, Il mio amico Babbo Natale, L'uomo della carità.

Production is also underway for the seventh series of Vivere and the fifth series of Centovetrine, Italian soap operas of 230 episodes each, as well as the new episodes of the sit-com Camera Cafè and Love bugs, all of which have consistently high ratings.

Mediaset Library 2005	N. titles	Episodes
Film	3,782	3,782
Telefilm	871	17,283
Telenovelas	11	1,341
Cartoons	694	23,825
Mini-series	271	841
Soap opera	18	3,870
Tv movies	1,443	1,484
Various (Musicals, Variety, Drama, etc..)	1,188	4,828
Totale	**8,278**	**57,254**


Soap Operas and Telenovelas 0.4%
Cartoons 8.4%
Mini-series 3.3%
Telefilm 10.5%
Film 45.7%
Tv movies 17.4%
Various (Musicals, Variety, Drama, etc..) 14.2%

Programme production technology

The technology for the production of television programmes (in-house production) is concentrated in the subsidiary **Videotime**, which guarantees the technological maintenance and development of the production infrastructure (studios, post-production and graphics units and mobile studios).

2005 saw the completion of the **digitalisation** of 2 studios in the entertainment production centre in Milan and the new editing facilities.

2005 also saw the addition of two new studios, one in Rome for the programme **Matrix**, and another in Milan for **news production**. Work also continued on the technological updating of post-production facilities and the purchase of digital video recorders.

Signal distribution

The network for the distribution of the signal of the Mediaset Group, which is owned by the subsidiary **Elettronica Industriale**, uses 1700 technology towers to reach 99% of the population.

The Mediaset Group's network is an infrastructure that is not only used for the distribution of the television programmes broadcast, but also for the transfer of semi-finished signals from any point of the network to the television production centres where the programmes are put together (contribution system).

Following an experimental stage in 2003-2004, 2005 was marked by the definitive introduction of **digital services** with the launch of Mediaset Premium.

Rti continued its acquisition of television plant from local operators; through the digitalisation carried out by Elettronica Industriale, it raised the coverage of the **first Mediaset Multiplex to 80%** (65% in 2004).

In the second half of the year Rti acquired the frequencies of **Home Shopping Europe Broadcasting**, used by Elettronica Industriale to build the **second Mediaset Multiplex** with a coverage of **68%**.

At the end of 2005 Rti reached an agreement for the launch of DVB-H mobile TV services. In this regard Elettronica Industriale is preparing the digitalisation of a new network to carry the mobile digital signal, which will be launched during 2006.

In order to deal with the acceleration in digital development, Elettronica Industriale is preparing to take over full control of the network in 2006, ensuring it has all the necessary resources (land, technical locations, towers) to guarantee the supply and operation of the digital terrestrial electronic communication networks.

Digital terrestrial: the future of Italian TV

Thanks to digital terrestrial, Rti is innovating traditional television entertainment. The offer of the 3 flagship channels has been expanded with highly useful and attractive services; is producing two new channels, Boing and Mediashopping TV; is carrying 4 channels for third-party operators; has launched a premium **pay-per-view** offer; and is developing an offer for mobile TV.

Activities in 2005 were concentrated on the development of the technology systems for the diffusion of the digital signal and the launch of Mediaset Premium. At the same time, the interactive offer of the generalist channels on the digital platform was enhanced with interactive applications and services that have been widely appreciated by viewers.

Mediaset has reached all of the objectives set: Digital Terrestrial TV broadcasting; the development of DTT infrastructure and transport; active participation in the DGTVi consortium; analogue switch-off support; the reinforcement of the interactive TV offer; the launch of the new channel Boing; the launch and development of Mediaset Premium; the beginning of mobile TV activities with DVB-H.

The reach of DTT

Mediaset's digital terrestrial initiatives have been appreciated by the audience with research carried out by Eurisko-GFK in 2005 showing that, in the period January-November 2005, **2.6 million DTT receivers** were sold, raising the total number of households using the platform to **3.8 million**. A range of factors have contributed to this success; in addition to the expansion of the free and pay schedules and the increased coverage of the two multiplexes, there was the ongoing fall in the retail prices of interactive DTT receivers. This has made it possible to overcome the effect of the end of the government subsidy of EUR 70, which applied for the first 9 months of 2005 to households with a valid TV licence. In 2005 prices of the entry-level interactive set-top boxes fell from around EUR 150 to less than EUR 100. There are currently around 50 models on the market. 97% of the receivers sold support the DVB MHP 1.0.2 interactive standard and are equipped for the reception of pay services using the Mediaset Premium smart card and La 7's Cartapiù. Again according to Eurisko-GFK, almost **45%** of the total set-top boxes in the Italian market have been bought without the government subsidy.

Participation in DGTVi and support for the analogue switch-off

A decisive role in the promotion and diffusion of digital terrestrial technology in Italy has been played by the association DGTVi, which brings together national operators, including Mediaset, the federation of local TV broadcasters, as well as the **Fondazione Ugo Bordoni**. In particular, DGTVi has assumed a leadership role in the lead up to the switch-over from analogue to digital television, facilitating the coordination of local and national players involved in this important and delicate process. DGTVi also organised a **roadshow** to the capitals of countries in the vanguard of digital television: the United Kingdom, France, Germany and Spain.

Development of the DTT infrastructure and signal transport system

Thanks to the combined efforts of the many operators in the sector who believed the development of a digital terrestrial platform open to all, Italy is currently the **European leader in DTT**. In fact, at the end of 2005, there were **6 digital terrestrial multiplexes** operating in the country and a range of secondary multiplexes with local or regional coverage. To the 5 national multiplexes already operative in 2004 (Rai A, Rai B, Rti 1, D-Free and Telecom Italia Media) have been added the second Rti multiplex and another belonging to Gruppo Editoriale l'Espresso.

Through Elettronica Industriale, the Mediaset Group has made concerted efforts to extend the coverage of the Rti 1 multiplex, which now reaches **80% of the population** (15% more than at the end of 2004). The new Rti 2 multiplex already covers more than **68% of the population**.

In terms of the range of channels on offer, there are currently **28 channels** available in free digital terrestrial with national coverage, 8 of which are the same as the analogue offer and 20 new channels created for the digital platform.

Mediaset has played an important role in the introduction of DTT, offering 9 channels: the Group's flagship channels in simulcast with analogue TV and expanding Canale 5, Italia 1 and Rete 4 with the advantages of interactivity and digital TV; 2 new channels for DTT (Boing and Mediashopping TV) and 4 channels of third-parties unrelated to the company: **Class News, Sole 24 Ore Tv, BBC World** and **Coming Soon**.

The enhancement of interactive TV

More than **80** interactive **applications** have been developed and made available during the broadcast of the leading programmes or on the channels' Internet portal during the whole day.

The products developed so far have been well received both nationally and internationally and Mediaset is currently considered to be Europe's leading commercial broadcaster for the quality and quantity of its interactive television schedules.

The applications first introduced in 2004 that proved most popular with users have been enhanced, including:

- Il Milionario, which enables viewers to challenge the contestant and also to play when the programme is off air;

- Controcampo interactive, which makes it possible to watch the goals from the day's Serie A matches as soon as they are over;
- UEFA Champion's League, which provides real-time updates on the current round, as well as giving viewers the possibility of watching two screens simultaneously with either the highlights or live action from the matches.

September saw the digital terrestrial debut of **Maurizio Costanzo**, a space offering archive material and out-takes through an additional video stream, accessible from Canale 5.

Autumn also saw the launch of **TG5 Active**, a new background news feature that allows viewers to see the headlines and the top three stories of the latest edition of TG5.

Mediaset rebranded its overall interactive offer through the introduction of **Plus** alongside the name of the channel. The Canale 5 Plus and Italia 1 Plus portals are now the containers for new possible offers for viewers of digital terrestrial interactive services. The addition of the word Plus is indicative of the new model of television offered by Mediaset, which expands and innovates, without substituting traditional television, and maintains the central role of the relationship of trust between the channels and the viewers.

Digital terrestrial: new free channels

As well as the interactive versions of Canale 5, Italia 1 and Rete 4, Rti also manages two digital terrestrial thematic channels:

- **Boing**, launched on 20 November 2004, is the first free channel for children developed for the digital terrestrial platform. It is the result of a joint venture between Rti, with **51%** of the new company Boing S.p.A., and Turner Broadcasting System Europe, part of **Time Warner**, and the owner of the rights to some of the world's most popular cartoon characters (Yogi Bear, The Flintstones, Scooby Doo, etc).
- **Mediashopping TV**, launched on 3 October 2005 (following the acquisition of Home Shopping Europe), is the leading digital terrestrial teleshopping channel and operates across different platforms. From the "windows" on generalist TV to the Internet, from print media to large-scale retail.

Boing

Boing is an entirely new element in the panorama of Italian television: the first free 24-hour channel for children aimed at an audience that ranges **from pre-school age** (around 2 years old) to **young teenagers** (14) an with a schedule of programmes of interest for the whole family. The schedule features morning cartoons (from The Flintstones to Augie Doggie and Doggie Daddy), and TV films (from Tarzan to The Baskervilles); afternoon sitcoms (from The Fresh Prince of Bel-Air to Bewitched) and new cartoons (from Barman to The Dukes of Hazzard); and animated films in the evening such as Mike, Lu & Og.

In its first year the channel has consolidated public awareness of the brand.

In addition to the channel's communication and promotion efforts on Mediaset channels, the specialised and children's press, over the year a number of events and special initiatives made it possible to build value around the brand: the educational project based on the audiovisual language of cartoons involved **thousands of primary schools** across Italy; the organisation of a birthday party with **Unicef**, in Piazza Duomo in Milan, to coincide with World Children's Day; and participation at exhibitions such as Sat Expo and Smau.

Although by vocation Boing is aimed at children, the channel has managed to establish itself among the most popular digital terrestrial channels, as was confirmed by important research institutes such as Eurisko Digitrack and Makno 2005. In 2006 it is expected that certified viewing figures will be published by **Auditel**.

Thanks to the combination of growing penetration for digital terrestrial television in Italian households, in 2005 advertising sales, managed by Publitalia '80, generated revenues of **EUR 3,7 million**. Special operations (telepromotions and sponsorships) were sold after the channel's initial run-in period and progress is being made in making these a significant element in the revenue stream.

Mediashopping TV

The European **teleshopping** market is worth EUR 7.3 billion (source: Bain&Co). One billion more than in 2005, two billion more than in 2004. This is the context in which Mediashopping, the channel launched on the Mediaset digital terrestrial platform on 3 October 2005, operates.

But Mediashopping is not only digital TV: it is also present with "windows" on Mediaset's generalist channels, on the internet, in print media (catalogues and an agreement with the directory Pagine Utili), through direct marketing and large-scale retail (an agreement with **Finiper**). And the company's offer will soon be available through thousands of tobacconists and in millions of Italian households through direct marketing via telephone.

Initial results are very promising: **2,500 calls** per day to the Mediashopping call centre. 50% of calls result in a sale. Average orders are worth between **EUR 70 and EUR 80**. The trend in the **daily gross demand** is progressively increasing.

Mediaset's entry into the world of teleshopping goes back to August 2003, when the first Mediashopping "windows" were opened on Canale 5, Italia 1 and Retequattro. Teleshopping was so successful that it encouraged the company to create a new sales channel. In July 2005 Rti acquired the **HSE** (Home Shopping Europe) network, transforming it into a digital channel with the name of Mediashopping TV, and broadcasting 24 hours a day 24. 68% of the schedule consists of ad hoc production, shows organised by the type of goods on offer and special bargains of the day; the remainder is made up of telepromotions for third parties, a service sold by Publitalia '80. Women account for 60% of the viewers who make purchases.

The pay-per-view offer

Mediaset Premium has turned out to be a success unparalleled in the area of pay-per-view television around the world, reaching all of the company's objectives, with the sale of over **1.1 million** non-rechargeable cards in the first six months, and **1.4 million** rechargeable cards in the second six months.

The Mediaset Premium service is available only on the digital terrestrial platform and is the only possibility for viewers to have easy, flexible and transparent access to high quality content at a low cost.

The service works, like the **pre-paid** offer of mobile phone operators, with a card equipped with a micro chip (the so-called "smart card") which holds in its memory the credit available which the viewer can use to select "on impulse" what he wants to watch. In other words, it is a pay-per-view offer that does not require a subscription and which guarantees total respect of the viewer's privacy.

This new approach has allowed Mediaset Premium to combine in the same package the advantages of the pay-per-view model and the convenience of the pre-paid formula.

Major League Soccer

In the first six months Mediaset Premium offered live coverage of the "Serie A" matches of Italy's leading football clubs: **Juventus, AC Milan, Inter Milan, Roma, Atalanta, Messina, Livorno, Sampdoria** and **Siena**, for which Rti acquired digital terrestrial pay-per-view rights. Moreover, thanks to an agreement with **LA 7 Televisioni** for rights to the highlights of the home matches of Bologna, Brescia, Cagliari, Chievo, Fiorentina, Lecce, Parma, Palermo and Reggina, Mediaset Premium has been able to put together **Diretta Premium**, giving football fans the possibility of following all of the Serie A football matches available on the digital terrestrial platform simultaneously.

In the first phase, a disposable card was used with a price of EUR 18, which provided access to live football matches at a cost of EUR 3. The cards were sold through stores of the main electronics and TV retailers. When the card was finished, users would then have to buy a replacement.

During the second half of the year the leadership position in the football digital terrestrial offer was reinforced. The group of teams that were not relegated for which Rti had already acquired rights, Juventus, AC Milan, Inter Milan, Roma, Sampdoria, Livorno, Messina and Siena, were joined by two other clubs, **Lazio** and **Treviso**. At the same time Diretta Premium broadcasts continued to provide viewers with the possibility of simultaneously watching also the matches of the teams for which LA7 Televisioni holds rights: Cagliari, Palermo, Fiorentina, Lecce, Parma, Chievo, Reggina, Empoli, Ascoli.

Movie offerings

While keeping a clear focus on the soccer product, in the second half Mediaset Premium launched an exciting range of **TV premieres of films** just a few months after their theatrical release, including Harry Potter and the Chamber of Secrets, Hulk, In Good Company and The Bourne Supremacy, as well as cult film and titles from the library, with a view to reaching a broader target audience with interests not restricted to soccer.

The offer became even more attractive with the introduction of differentiated pricing according to the event. Football content on a pay-per-view basis was offered at a cost of **EUR 5** per single event, but also available in the form of a **Special Offer of EUR 99** for all of the championship matches on Mediaset Premium, or EUR 79 for all the matches of a single team and the whole of Diretta Premium. The Cinema offer, meanwhile, has been priced at **EUR 2 to EUR 4** depending on the film.

This second phase saw the introduction of **rechargeable pre-paid cards**, adopting the formula used by mobile phone operators, either physical ("scratch cards") or virtual (using the terminals of Lotto, Superenalotto, the web site, IVR), with 6 different rechargeable amounts, **from EUR 10 to EUR 100**, offering users maximum flexibility.

Commercial and distribution agreements have been reached with leading electronics retailers, bars, tobacconists, newsstands and lottery stands in order to make it as easy as possible for users to recharge their cards. In total there are more than **2,000 sales outlets** for the cards and **60,000** for recharges.

A new two-tier **Customer Services** structure was introduced to handle this aspect of business. The first tier comprises a dedicated **call center**, equipped with 24-hour automatic answering thanks to which it is also possible to access specialised support services. From 27 December 2004, the first day of full operations, to 31 December 2005, **3.2 million calls** were received. The second tier involves **customer care**, and is responsible for the management of eventual breakdowns in the service, also with other technical and operational structures of the company.

In August a new **Mediaset Premium Club** service was launched aimed at public places and with the objective of reaching a target of users which had expressed a strong interest in pay-TV.

2006 Reality Shows

Further expansion and development of the offer is expected in 2006. Starting in January, the new edition of **Big Brother**, exclusive live TV coverage 7 days a week in an attractive format that allows viewers to choose from three viewing options and better follow the events in the house, 24 hours a day. The same offer applies to the reality show **La Fattoria**. Also from January, a new cycle of **theatre performances** was included in the offer, ranging from musicals to drama.

Important agreements are currently being finalised with the most important film producers to guarantee the widest and best possible offer of films shown on television for the first time. From September 2006, Mediaset Premium will further enhance its football coverage by showing all of the matches of the **Champions League** exclusively on the digital terrestrial platform.

Multimedia: from the Internet to Mobile TV

Rti's multimedia activities are managed by the New Media department, which has the task of creating services and content to be used across different platforms (digital terrestrial, internet, teletext and telecoms), and with the aim of developing new synergies and promoting content extension initiatives with regard to the traditional core business focused on free generalist TV.

Internet

The Internet area was extensively reorganised in 2005. The entire offer was brought together under the Mediaset brand, through the creation of a new site **www.mediaset.it**, the entry point for the three macro areas: news, television, community. From a technological point of view, too, there was convergence towards integration with the creation of a single web address (with the suffix "Mediaset.it") for all of the Group's sites.

News

Tgcom dominates Mediaset's multimedia news services. In 2005 there was a proliferation of the editorial activities generated under this brand:

- An editorial partnership was established with **R101**, resulting in 14 daily radio news bulletins;
- the Tgcom offer was also adapted to mobile phones, SMS, for all 4 of Italian mobile operators (**Tim, Vodafone, Wind, "3"**), a presence on Tim's Wap portal and video news for Tim's UMTS service;
- the Tgcom initiative (begun in 2004) supplying 1 minute bulletins in the TV format, and broadcast at different times every day on the Group's **three generalist channels** and on Mediashopping TV on the digital terrestrial platform.

The website www.tgcom.mediaset.it further increased the monthly rate of one-off visitors with an average of **2.1 million** (1.3 million in 2004) and monthly page visits at an average of **94 million** (63 million in 2004).

Community

Mediaset's overall offer, which is grouped together on the site www.mediaset.it, was visited by a monthly average of **4.2 million unique users** (3.3 million in 2004), generating a monthly average of **160 million page views** (142 million in 2004).

Mediavideo and Mediavideo Digitale

Mediavideo, first launched in 1997, is an 800-page multimedia news source with innovative content, graphics and a user-friendly interface. Additional strengths include differentiation by channel, and the up-to-date nature and variety of the content. The service is used by a monthly average of **20 million** people. Interactive services allow viewers to "chat" on television using SMS text messages, as well as using teletext for games or creative initiatives such as murales and dedications.

Mediavideo is also present on the digital terrestrial platform with a service that aims to maintain the range and quality of the information available on the analogue version of Mediavideo; offer advertisers new space for promotions, maintain a loyal user base, expand the potential audience and make the layout more attractive and easier to use. This is achieved by optimal fruition of the additional bandwidth available, which also allows reduced download times (15 seconds at only 300 kb/s). The single Multimedia Home Platform (MHP) carries a bouquet of dedicated channels: News, Sport, Finance, Weather. The journalistic content for both versions of Mediavideo is supplied by the editorial staff of TgCom.

Sale of services

During 2005 the sale of services, linked to fixed and mobile telephony, continued.

The objective in the mobile segment is to provide innovative content and services in two directions that are synergic with other channels of the Group:

- brand extensions, aimed at leveraging brands/formats that are already well-established with the TV audience (e.g. the multimedia game during the broadcast of Grand Prix);
- interactivity, aimed at establishing a close link (voting, polling and inbox, or rather the use of SMS text messaging during broadcasts) between users and the most popular programmes (Amici, Controcampo, La Fattoria).

Mobile TV

The technology for mobile TV is called **DVB-H** (Digital Video Broadcast-Handheld). In other words, the broadcast of digital images that can accessed over a network of urban transmission sites (the sites of the TV broadcast network integrated with that for mobile telephones) DVB-H technology has been adopted both in the United States and Europe and is one of the most advanced services made possible by digital terrestrial television. It will offer us high quality TV images, comparable to DVD quality, on **mobile phones or portable screens**, with extensive coverage and the possibility of reaching 80% of the Italian population. But what about the timing? Things are moving fast and 2006 will be decisive. Mediaset is the Italian company that has moved first, as both a supplier of content and a partner of mobile phone operators.

In 2005 Mediaset acquired **EuropaTV** in order to develop a multiplex dedicated to mobile TV. Compared with the latest generation of mobile communications technology (UMTS), the DVB-H standard is more suited to the broadcast of streamed video content, with a level of quality that is unaffected by the number of simultaneous users.

In order to stimulate the take-up of terminals for mobile reception and fully exploit the network and the offer of DVB-H content, Mediaset has reached a number of agreements with Italy's telecoms operators. In particular, in October 2005, Mediaset signed agreements with **TIM** and **3 Italia** for distribution of the mobile carriers' content on the DVB-H network and the supply of mobile TV schedules from the generalist channels Canale 5, Italia 1 and Rete 4, plus pay-per-view soccer content from Mediaset Premium.

Spain

Mediaset is the major shareholder of **Telecinco**, the Spanish television group that heads the television channel of the same name and which began broadcasting in 1990. Telecinco has played an absolutely determining role in the development of Spanish commercial television, becoming, from 1996, the benchmark in terms of scheduling, innovation and profitability. Today Telecinco is undisputedly Europe's **most profitable** television group.

The company was listed on the Spanish stock exchange on 24 June 2004 and already in 2005 it earned inclusion in the exclusive **Ibex 35** index of Spain's top 35 listed companies.

Since the first day of trading the share price has more than doubled in value (EUR 21,32 on 30 December 2005), with a market capitalisation of EUR 5,258 million.

From the beginning of the year the share price gained 40.4%.

Telecinco Shareholding at 31/12/2005


Market
36.9%
Mediaset
50.1%
Vocento
13%

In 2005, the Telecinco Group further improved on the already positive results of the previous year. **Consolidated net income** came to **EUR 931.1 million** (+17.4% compared to 2004). **Operating profit** for the period amounted to **EUR 413.3 million** (+40.1%). Operating profitability came to 44.7% (37.2% in 2004). Pre-tax profits reached EUR 421.5 million (+39.7%) and **net profit** amounted to **EUR 290.3 million**, compared with EUR 214.2 million in 2004.

The Telecinco Group operates in Spain as an integrated television business and is active in the following areas:

- advertising sales (Publiespana)

- advertising sales for non-TV media, both for the Group and third parties (Publimedia)
- analogue generalist television (Telecinco)
- press agency (Atlas)
- digital terrestrial thematic channels (Telecinco Sport, Telecinco Estrellas)
- tele-shopping through the joint-venture Publieci Television
- Internet through the joint-venture Europortal Jumpy
- cinema exhibition through the joint-venture Premiere Megaplex
- digital terrestrial pay tv channel

Let us now examine the individual business areas in more detail, beginning with advertising.

Advertising

The television advertising market in Spain is Europe's fifth largest. It is second, after Italy, in terms of the proportion of total revenues from classic media advertising spent on television, estimated by Infoadex at 43.9%.

Compared with the Italian market, the competitive scenario in Spain is more fragmented. In addition to Telecinco, there is the state broadcaster Televisione Espanola, with two channels (TVE 1 and TVE 2); a private commercial operator, Antena 3; a federation of local broadcasters (autonomicas) grouped under the logo La Forta; plus the digital platform Digital+ which boasts some 2 million subscribers.

At the end of 2005, these were joined by new free-to-air network Cuatro, created following regulatory changes that made it possible to convert the pay-satellite TV franchise of Canal + into an analogue franchise. During 2006 La Sexta, a new operator which has been awarded an analogue franchise, is also expected to begin broadcasting.

In 2005 television advertising sales reached EUR 2,918.8 million (+10.1% on 2004), while the total advertising market grew by +8.0%.

The television advertising sales of the Telecinco Group reached record levels: **EUR 901.1 million** (+15.8% compared with 2004) and a market share of 31.4%, confirming its leadership position in the Spanish television advertising market. The result rewards the company's ability to reach the highly qualified audience strands that are attractive to advertisers.

Media	2005		2004		Change
	m EUR	share %	m. EUR	share %	%
Press	2,460.3	37.0%	2,358.0	38.3%	4.3%
Television	2,918.8	43.9%	2,651.2	43.1%	10.1%
Radio	609.9	9.2%	540.2	8.8%	12.9%
Outdoors	460.5	6.9%	442.2	7.2%	4.1%
Cinema	42.9	0.6%	40.7	0.7%	5.4%
Thematic TV Channels	32.0	0.5%	26.0	0.4%	23.1%
Internet	120.5	1.8%	94.4	1.5%	27.6%
Total market	**6,644.9**	**100.0%**	**6,152.7**	**100.0%**	**8.0%**

Broadcasting and content

Telecinco ended 2005 in the top spot for the whole year with an audience share of **22.3%**, consolidating its unchallenged position as Spain's leading commercial broadcaster. This result is even better than the 22.1% of 2004 which enabled Telecinco to overtake the state broadcaster TVE1.

Also in prime time, Telecinco improved its performance compared with 2004, with an audience share of **23.5%**.

Telecinco is also leader in the commercial target of reference, which is made up of individuals in the 16 to 59 age range, belonging to the mid to high socio-economic class and resident in urban areas with more than 10,000 inhabitants. The channels share in 2005 came to 24.7% over the 24-hours and **26.2%** in prime time.


24 HOURS - COMMERCIAL TARGET
% SHARE INDIVIDUALS
23.5
25.0
23.9
23.4
24.3
25.3
24.7
23.2
23.0
22.1
21.3
20.5
21.4
22.2
20.3
19.7
19.9
21.2
19.8
18.2
16.3
15.9
15.8
15.1
15.8
16.5
15.0
14.9
1999
2000
2001
2002
2003
2004
2005
Telecinco
Tve
Antena3
Forta

Audience results unequivocally show that Telecinco was again Spain's most popular channel in 2005. These results are the reward for a scheduling policy based on a careful mix of successful programmes and innovative original productions, together with the constant use of the immediacy of live broadcasting.

Programme breakdown (hours)

Type	2005		2004		Change	
Film	811	9.3%	1,035	11.8%	(224)	-21.6%
TV Movies, Mini-series and Telefilms	628	7.2%	611	7.0%	17	2.8%
Cartoons	224	2.6%	342	3.9%	(118)	-34.5%
Totale rights	**1,663**	**19.0%**	**1,988**	**22.6%**	**(325)**	**-16.3%**
Game and quiz show	741	8.5%	567	6.5%	174	30.7%
Sport	210	2.4%	86	1.0%	124	144.2%
Documentaries and other	3,678	42.0%	3,877	44.1%	(199)	-5.1%
News	1,844	21.1%	1,910	21.7%	(66)	-3.5%
National drama	526	6.0%	312	3.6%	214	68.6%
Other	98	1.1%	44	0.5%	54	122.7%
In-house production	**7,097**	**81.0%**	**6,796**	**77.4%**	**247**	**3.6%**
Total	**8,760**	**100.0%**	**8,784**	**100.0%**	**(24)**	**-0.3%**

In 2005 Telecinco further strengthened the trend towards in-house production, which rose to **81%** of the total output. The two main types of programme that characterise Telecinco's programming are news and entertainment.

Type	Total Production Hours				
	2005	share %	2004	share %	Change %
Entertainment and talk show	2,610	54.6%	2,526	55.7%	3.3%
News	1,600	33.5%	1,648	36.3%	-2.9%
Sport	182	3.8%	74	1.6%	145.9%
Game and quiz show	199	4.2%	157	3.5%	26.8%
Soap and serial drama	85	1.8%	38	0.8%	123.7%
Fiction	102	2.1%	96	2.1%	6.3%
Total	**4,778**	**100.0%**	**4,539**	**100.0%**	**5.3%**

Investment in rights

In 2005 Telecinco also developed an investment policy for audiovisual rights, paying particular attention to type, with the aim of constantly feeding and maintaining the availability of TV product.

In particular investments were concentrated on domestically produced fiction serials, a pivotal element in the current schedule which ensures high returns in terms of audience appreciation.

On the basis of current legislation which obliges Spanish television operators to invest 5% of advertising revenues in Spanish and European film production, a number of important investments were made in high-quality productions through the subsidiary Estudios Picasso Fabbrica de Ficcion SAU.

The new world of digital

There were important changes in the Spanish regulatory situation in 2005. In particular, Gestevision Telecinco, like other private broadcasters, received franchises for broadcasting in clear on two new digital networks, which thus join the simulcast of the analogical network broadcasting since 2002, completing three-quarters of a digital multiplex. On switch-off of the analogue networks, planned by law for 2010, this multiplex will be operationally controlled by the TV company.

Telecinco consequently launched, on 30 November 2005, "Telecinco Sport", a network dedicated to sports events, and "Telecinco Estrellas", dedicated to internationally and domestically produced fiction content.

International Advertising

In the context of an advertising market that is increasingly international in its outlook and which has been characterised in recent years by strong concentrations and constant shifts in decision-making centres, the Mediaset Group has entrusted **Publieurope** International Ltd., a company set up in 1996, with the task of organising an adequate response to the European market and the objective of generating additional revenues from:

- the development of new business in other countries;

- constant contact with the headquarters of multinational clients.

The beneficiaries of these activities are first and foremost the group's channels – Canale 5, Italia 1, Retequattro and Telecinco – but also those other channels that have commissioned Publieurope to sell their advertising space outside their national borders.

Over the years Publieurope has developed an articulated portfolio of media clients which makes it possible to offer international advertisers, in addition to the group's channels, the German channels **Pro7**, **Sat 1**, **Kable 1**, **N-24** and **DSF**, which together account for around 30% of the German television audience, and Britain's **Channel 4**, which gives advertisers access to around 15% of the UK's commercial audience.

The portfolio of products is completed by the magazine titles of Mondadori Pubblicità and by **SBS Broadcasting**, a Scandinavian group with majority stakes in 10 commercial networks in 7 countries: Belgium, Holland, Sweden, Norway, Denmark, Hungary and Romania.

The sales activities, which are run from offices in **London, Munich, Paris** and **Lausanne**, with the active cooperation of Publitalia '80 and Publiespana, have generated very satisfying results which consolidate the trends of recent years. Nevertheless, given the nature of the activities conducted by Publieurope, its contribution to the group's results is not immediately perceivable if considered in isolation: this is because the significant revenues generated by Publieurope – 68% of which are for Group channels and media – include advertising sold to international clients which is generally invoiced directly by the respective national sales companies.

In particular, in 2005, out of an overall volume of business which generated around **EUR 140 million** (of which 68% was for the Group's networks and 13% for Mondadori), representing an increase of 9% on the previous operating year, the contribution margin was valued at EUR 8.3 million, with pre tax profits of more than EUR 4.0 million.

CORPORATE SOCIAL RESPONSIBILITY

The claim that human resources are central to the company is entirely consistent with Mediaset's business logic. It is people who contribute the intellectual assets on which the intrinsic value of the company is based, in terms of both growth potential and business development. The **centrality** of human resources is manifest in the management, development and support initiatives which have been implemented for them in recent years.

Historically, the Mediaset Group has always encouraged professional development from within rather that looking outside to fill **key positions** within the organisation. This choice is consistent with both the special characteristics of the professional roles and a highly distinctive corporate culture.

In this context, it is therefore fundamental to ensure:

- the effectiveness of the selection process, in order to ensure the recruitment of young staff with high individual potential;
- control over career development, including through internal mobility, to encourage people to grow and take on roles that correspond to their professional characteristics;
- the building of loyalty to facilitate excellent performance levels and the demonstration of growth potential;
- investment in professional and managerial training to develop the distinctive competences of the business.

Make-up of personnel

As at 31 December 2005, the Mediaset Group's permanent staff numbered **5,844** employees (5,662 in 2004).

The contract staff of the Mediaset Group in **Italy** grew by **4.8%** compared with 2004. In fact the number rose from 4,431 (4,292 of which permanent staff) to **4,644** (4,453 of which permanent staff). This increase was largely due to investments in digital terrestrial and new technologies and the transfer of a group of HSE staff to RTI. To this number should be added the staffs of HSE and Mediashopping, fully integrated in the Group in July 2005. Staff turnover (which in 2004 was 2,2%) remained low (1,7% in 2005) confirming the high level of **loyalty** to the company.

The Mediaset Group's human resources in Italy are largely concentrated in the **Milan area**, which accounts for **67%** of the total and is distributed in the centres in Cologno Monzese, Segrate and Lissone, while the Group's second largest centre is in **Rome** (21,4%).

Geographic distribution of employees in Italy	2005	%	2004	%
Milan	2,992	67.2%	2,960	69.0%
Rome	952	21.4%	835	19.5%
Others centres	509	11.4%	497	11.6%
Total	**4,453**	**100.0%**	**4,292**	**100.0%**

Italy - Staff roles	2005 number	%	2004 number	%
Executives	318	6.8%	308	7.0%
Journalist	364	7.8%	335	7.6%
Managers	719	15.5%	679	15.3%
Clerical staff	3,243	69.8%	3,109	70.2%
Total	**4,644**	**100.0%**	**4,431**	**100.0%**

Italy: average age and lenght of service	Average age		Lenght of service	
	2005	**2004**	**2005**	**2004**
Executives	47.0	47.0	16.4	16.0
Journalist	44.0	43.0	10.3	10.1
Managers	44.0	43.0	15.5	15.1
Clerical staff	41.0	40.0	14.2	13.9
Total	**42.0**	**42.0**	**14.1**	**14.0**

As of December 31, 2005, there were also 24 operating units primarily situated at London headquarters and made up of Publieurope International Limited employees and 3 operating units with employees from the Luxembourg company Mediaset Investment Sarl.

In **Spain**, as of December 31, 2005, employees belonging to the Group Telecinco company equalled **1.173** operating units (1.152 operating units defined as employment with no time limit) compared to 1.203 operating units in 2004 (1.158 operating units defined as employment with no time limit).

Staff dedicated to Telecinco television production is concentrated in Madrid.

Staff from Publiespana and the Atlas press agency also work in headquarters in Barcellona, Alicante, Seville and Bilbao.

Geographic distribution of employees in Spain	31/12/2005	%	31/12/2004	%
Madrid	1,094	95.0%	1,102	95.2%
Barcelona	25	2.2%	23	2.0%
Others centres	33	2.9%	33	2.8%
Total	**1,152**	**100.0%**	**1,158**	**100.0%**

The average age of seniority in the Telecinco Group reflects the image of a young, dynamic company. Employee loyalty is also very high.

Spain: average age and lenght of service	Average Age	Lenght of service
Executives	41.0	9.6
Journalist	36.2	7.0
Managers	41.5	11.6
Clerical staff	37.6	9.2
Total	**38.0**	**10.1**

Human Resources is critical to the success of the Telecinco Group. In 2005 this Department adopted an improvement policy for internal staff that was dedicated to bettering creativity and production inside the television content areas. Training programs were implemented to address developing creative and management skills, information technology know-how, English language courses, the use of new technologies, risk prevention at the work-place and support for showing self-motivation.

Again in 2005, figures confirm that the Telecinco Group embraces a policy of equal opportunity consistent with that in the Mediaset Group in Italy. A meaningful presence of women at all levels of responsibility exists in the company.

Spain - Staff breakdown by role	2005			2004		
	male	female	%	male	female	%
Executives	58	10	14.7%	56	7	11.1%
Journalist	45	63	58.3%	44	61	58.1%
Managers	56	50	47.2%	60	48	44.4%
Clerical staff	477	393	45.2%	479	401	45.6%
Total	**636**	**516**	**44.8%**	**639**	**517**	**44.7%**

Staff qualifications and career paths

The attention given to personnel **development** within the company can be seen, as well as from the high length of service rates (more marked in technical areas) and low turnover, also from the level of internal mobility and promotions. The company encourages internal development by offering staff training opportunities to develop their skills, both specialist and professional, as well as managerial and behavioural. The company also recognises the increased professional value of staff through the assignment of new roles with greater responsibility and consequent contractual adjustments.

Selection and recruitment

The Mediaset Group's policy of encouraging professional development within the company is made possible by the attention given to the **recruitment process** which aims to ensure that the young talent entering the company has the appropriate qualifications, competences, attitudes and motivation. A marked push on the recruitment of young people with specific professional skills has been given by the advent of digital terrestrial television, pay-per-view, and the investments being made in the research and development of new technologies. The selection process is facilitated by the wide appeal that the company enjoys both among young people and the more experienced. The number of unsolicited CVs received in 2005, both on paper and via email, was around **10,000**, an increase of 40% on 2004. During 2005 **772** candidates were interviewed for specific opportunities and training internships. The company's cooperation with a number of universities has made it possible for an increasing number of young people to take part in work experience programmes. In 2005 there were **179** internships, an increase of 19% on 2004, with an average duration of 74 days.

Equal opportunities

The effectiveness of the company's equal opportunities policy can be seen from the proportion of **women** on the staff (**43%**) and the presence of women at all levels of the company.

Italy - Staff breakdown by role	2005			2004		
	male	female	%	male	female	%
Executives	245	66	21.2%	237	69	20.7%
Journalist	173	136	42.1%	166	129	42.0%
Managers	391	319	43.7%	378	301	42.0%
Clerical staff	1,666	1,364	45.2%	1,656	1,356	45.5%
Total	**2,475**	**1,885**	**43.0%**	**2,437**	**1,855**	**43.0%**

Staff facilities

In keeping with this "people focus", the range of services on offer to staff has continued to expand. The **Mediacenter** is an exclusive facility space at the Cologno Monzese headquarters, first opened in 2004, which provides: infant day-care (with two centres - Cologno Monzese and MilanoDue – which in 2005 welcomed, respectively, 33 and 28 children between 6 months and 3 years of age); a bank; post office; bookshop; travel agent; drug store; mini-market and shopping area. 2005 saw the launch of: a restaurant, bar, sandwich bar, fitness centre, craft and services centre and a **medical center** in association with the San Raffaele Hospital, where, on a rotating basis, specialist tests and check-ups can be carried out under the Unisalute insurance scheme (which offers medical insurance cover for all employees). Also in 2005 agreements were reached with 4 banks, 62 retailers and 263 sales outlets and for insurance advice service with Ras. An integrated communication plan for the initiatives of the Mediacenter was also launched and a customer satisfaction campaign has been put in place to improve the quality of services and the response to employees' needs.

Health and Safety issues, prevention and assistance

A range of initiatives have been introduced to safeguard the health and safety of employees, including: health controls, with **387** check ups and **302** eye tests; the training of 50 people in emergency management; first aid training (for employees in the commercial area and held by staff from the San Raffaele Hospital, with the award of a certificate for those successfully completing the course); safety training for electricians (with two courses, in Milan and Rome, involving both classroom study and workshop practice); a re-evaluation of **environmental risks** and fire hazards; environmental analyses of indoor air quality and the measurement of chemical and biological pollutants, microclimates, electromagnetic fields, radon gas, ionising radiation, noise, illumination, safety measures at Elettronica Industriale plants in mountainous areas (concentrating on the standardisation of a new micro-plant to replace the numerous existing plants across the country). A project that cuts across all areas of the company has also been launched for the creation of a sample workstation, which has been in operation since the end of 2005. In addition, a project for access for technicians to **150m-high** towers has been revised.

Training initiatives

Staff training

Managerial training initiatives continued during 2005:

- **Young graduates project**. Having redefined the training path, the project was launched in November 2005 with an introductory workshop and a seminar presenting the company. The programme for young graduates concluded with two seminars on the development of relationship management.

- **Middle-management training**. Launched in March 2005, this project involved 100 middle-managers in a series of 3 seminars, the first two dealing with: "Relationships and communication" and "Problem setting, problem solving and decision making" and the third on competences specific to the role, such as "leadership", "project management" and "self leadership". In addition, a selected group of middle managers took part in a seminar on "negotiation".
- **Executive training**. Initiatives in executive training also continued with involvement in Master's courses and external inter-company initiatives and the offer of in-house training paths focusing on the development of Mediaset's distinctive managerial characteristics.
- **Parallel scenarios**. A training programme for senior management of Mediaset, RTI, Videotime and Elettronica Industriale that offers the possibility of participating in meetings on issues closely related to the company's business or innovation, with the objective of stimulating intellectual curiosity, breadth of vision and a capacity for innovation.
- **Development of personal and technical-professional skills**. Through company and inter-company seminars the company addresses individual and group needs through the development of personal competences such as relationship, communication and negotiation skills, stress management, emotional intelligence and more specific areas aimed at updating skills with regard to legislation, procedures, plant and systems.

Specific initiatives have been organised for the staff of the commercial area such as:

- **Negotiating technique and relationship skills** for those involved in sales activities and the coordination of complex projects.
- The **presentation of scenarios** and market research results on the business, consumer behaviour and television for all middle managers.
- **Inter-functional seminars**: for all middle managers and involving issues related to business/economics, and the future prospects of television.

2005 also saw the launch of an e-learning platform, with access through a special section of the company's intranet, where the following are available: courses in the use of Microsoft Office (Word, Power Point, Excel, Outlook) that can be consulted by staff s often as necessary; courses on privacy legislation (dealing with privacy and administrative responsibilities); a course on the procedure for travel expenses claims using SAP and an English language course.

The new **Training Center** at Cologno Monzese also became operational in 2005, with six fully equipped classrooms, one specifically for information technology, and used for institutional purposes, professional training and language lessons.

Training hours	**2005**
Management training	19,097
Executive training	14,898
On-line courses	2,370
Languages	10,136
Total	**46,501**

External initiatives

2005 saw the continuation of training initiatives aimed at individuals that are not employees of the company, based on skills related to the world of commercial television. In particolar:

Campus Multimedia In-Formazione

The Campus Consortium was created by the Mediaset Group and Milan's IULM University (Libera Università di Lingue e Comunicazione) with a view to creating a centre of excellence for training and research in the domain of the digital economy, media and communications, as well as in the different sectors involved in technological innovation. Initiatives during 2005 included:

Master's in Journalism, a two-year course for graduates in all subjects which replaces the apprenticeship and permits candidates, after the course, to sit the professional journalist's exam. Since September 2005, the first year (theory) of the course is held at the IULM and the second year (practice) at the Multimedia Laboratory at the studios in MilanoDue using the facilities of Studio Aperto. 15 places are available each year.

Master's in Multimedia Management, a 12-month, full-time course, which aims to offer, in a single training package, a detailed and articulated awareness of general management, integrated with technological, legal and communication skills. The course is organised in three phases: the first in the classroom, with 670 hours of teaching on subjects such as: business strategy, organisation, finance and control, corporate finance, communication technologies, marketing, corporate communication, law for communications businesses; a second operative phase of 190 hours and a third phase, which is a 4-month internship with one of the initiative's partner companies and the aim of completing Project Work.

Master's in Investor Relations and Financial Analysis, a 9-month, full-time course, which aims to train professionals who, through the acquisition of integrated skills in strategic analysis, financial analysis and communications, will be able to take up positions in the investor relations departments of listed or listing companies, financial analyst firms, investment or retail banks.

This course is organised in 4 phases: basic training to develop the skills related to the corporate system and the relationship between companies and financial markets; advanced course on the analysis of corporate strategies, the evaluation of their value and communication to financial markets; multi-disciplinary courses to develop improved analytical capacities and the management of relations with financial markets; hands on experience at, or in agreement with, partner companies.

Master Publitalia '80

Active since 1988, the Master Publitalia programme is now an established feature of the advanced study options open to young graduates looking for a career in marketing, communications and sales, and with a high success rate in placing students in companies. The course aims to train a group of graduates (33 in 2005) with excellent academic records, an excellent knowledge of English and good managerial potential, through a 13-month, full-time course, of which 10 months are in the classroom and 3 months of training experience with sponsor companies (of which in 2005 there were 70).

Communications and New Content Lab RTI

This initiative, run by Maurizio Costanzo, is based in Rome at the Elios studios and aims to experiment with new hybrid forms of content and language and is divided into the following different and articulated areas:

- the **Television school** aims to offer training, with 6-month courses, for specifically televisual orientated to scriptwriters, directors and the authors of entertainment programmes;
- the **Television language research laboratory**, was created to examine how the development and changes in new technologies (in particular DTT, the internet, DVB-H) affect the language of television.

Mediaset's commitment to culture and society

Mediaset's social commitment was confirmed in 2005, thanks to the activities of the **non-profit association Mediafriends**, set up three years ago in cooperation with Mondadori and Medusa. Mediafriends conceives, implements and promotes fundraising events for charity and for funding goal-oriented projects. In the course of its activities, Mediafriends has collected more than **EUR 19 million**, which have gone to support 7 large-scale charity projects and 56 small or medium-sized initiatives, in Italy and around the world.

In the aftermath of the 2004 Asian tsunami disaster, the editor of Tg4 Emilio Fede launched the **"Aiutiamoli"** initiative, which came to a close on 31 December 2005, to raise funds for the populations of South East Asia. In March, Italia 1 promoted the "Music for Asia" concert, to collect funds for the United Nations High Commission for Refugees in Sri Lanka. Canale 5 dedicated two special editions of "**La fabbrica del sorriso"** to illustrate the projects that were already underway, while all of the Mediaset networks have supported the activities of Mediafriends, in particular: "Domenica del villaggio", "Iene", "Festivalbar", "Chi ha incastrato lo zio Gerry ?" and "Vivere meglio".

2005 also saw the continuation of Mediaset's commitment to the promotion of arts and culture, both through the sponsorship of events and directly managed initiatives, such as the film restoration programme "**Cinema Forever-Dedicated to Carlo Bernasconi"**.

Launched in 1995 with the aim of saving some of the masterpieces of Italian cinema otherwise destined to be lost as a result of the degrading of extant prints, in ten years Cinema Forever has given new life to 21 films by directors such as De Sica, Fellini, Pasolini, Rossellini, Duvivier, Gallone, Germi and Pietrangeli, names that made Italian cinema renowned around the world. Between 1999 and 2002, fifteen of the restored prints were donated by the Mediaset Group to the Museum of Modern Art in New York in order to enrich one of the world's most important film archives with prestigious titles from the Italian cinema.

Special note should be made of the publishing series Link, produced by the Rti Marketing Department. In 2005 "Link" published Videologo, twenty years of commercial TV brands, a history of television through video graphics.

On the sponsorship front, among other initiatives, Mediaset supported **"Aperitivo in concerto", "Mostra del libro antico", "Festa del Libro", "Festa del Cinema", "Premio Cenacolo"**.

For over twenty years Mediaset has supported and organised at Milan's Teatro Manzoni the Aperitivo in concerto series: a programme of concerts that has attracted international attention for its commitment to the most innovative and captivating examples of contemporary musical creativity, ranging from jazz to experimental music, and from ethnic traditions to so-called "extreme" music.

The growing importance of **Telecinco** in the Spanish media world brings with it a growing social responsibility for the group. Since December 1999, Telecinco has run an original project aimed at building viewers' awareness about 12 areas of social interest. In its fifth edition in 2005, the initiative, which is known as **12 meses, 12 causas**, allows Telecinco to be considered the Spanish broadcaster that pays the highest level of attention to social values, according to the listing compiled by the "Fundacion Empresa y Sociedad", which analyses corporate social responsibility.

For "12 meses, 12 causas", the channel makes available programming and advertising on the theme of the month and features opinions and background during different programmes.

During 2005 Telecinco reinforced this initiative, dedicating a section of its web site and promoting joint initiatives with editorial titles and organising for the second consecutive year the "Premios Telecinco 12 meses 12 causas" which laurels individuals and companies that have distinguished themselves by their humanitarian efforts.

Mediaset and minors

Mediaset's adherence to the Television code of practice for the protection of minors, introduced in November 2002 by the Italian Ministry of Communications, is an established element in a consolidated approach to the importance of the relationship between television and minors which was given practical form in 1993, when the company implemented its own "Code of Practice" and signed up to the "Code of conduct in relations between TV and minors" promoted by the Cabinet Office in 1997.

In compliance with the new document, Mediaset has renewed its commitment to:

- dedicating special attention to the **protected daypart** (4 – 10.30 pm) with programming specifically designed for minors on at least one of the networks and excluding from children's programmes the broadcasting of spot advertising and trailers regarded as inappropriate;
- reinforcing controls on prime time programming through the coordination of schedules in the early evening in order to ensure – on at least one of the three networks – the broadcast of programmes suitable for **viewing by the whole family**;
- consolidating information efforts and techniques that advise viewers as to programme content (e.g. use of full-screen warnings in advance of programmes or special news bulletins) and clearly specify the target audience during programmes (with text banners following each commercial break).

In its turn Telecinco has adhered to the **Convenio de Segnaletica**, which obliges broadcasters to identify programmes according to suitability for age ranges. Programmes aimed at an adult audience are identified by a red screen icon accompanied by an audio signal; programmes that are forbidden for children under 14 have a yellow symbol, while programmes that are suitable for all ages have no symbol.



MEDIASET GROUP

2005 Consolidated Financial Statements

Directors' Report on Operations

The consolidated financial statements have been translated from those issued in Italy, from the Italian into English language solely for the convenience of international readers.



Directors' Report on Operations

Starting from January 1st, 2005 the Mediaset Group has adopted the IAS/IFRS international accounting standards, mandatory as from 2005 when drafting consolidated financial statements of European Groups listed at the Stock Exchange.

Due to the application of these standards, it was necessary to restate the comparative income statement and balance sheet data for the same period in 2004. The effects generated by the adoption of the new standards on 2004 income statement and balance sheet results are described in detail in the relevant notes to the Financial Statements.

The main results achieved by the Mediaset Group at December 31st, 2005, compared with those restated according to the new standards for the year 2004, can be summarised as follows.

- **consolidated net revenues** amounted to EUR **3,678.0 million**, increasing by 7.5% with respect to EUR 3,421.6 million in 2004;
- **EBIT,** including non recurring income of EUR 43.1 million from selling a 1.9% stake in Gestevision Telecinco, amounted to EUR **1,244.1 million**, increasing by 14.1% with respect to EUR 1,090.5 million in the previous year, net of amortisation, depreciation and write-downs for EUR 808.7 million (compared to EUR 878.2 million in 2004). **Operating profitability** increased from 31.9% in 2004 to **33.8% (32.7%** without the income resulting from the sale of the interest in Telecinco);
- **earnings before tax and minority interests** amounted to EUR **1.202,2 million** and showed a 14.9% increase with respect to EUR 1,046.1 million in 2004;
- the **net profit** pertaining to Group operations amounted to EUR **603.4 million,** increasing with reference to 2004 figures (EUR 549.6 million), and representing the best result ever achieved by the Group;
- at December 31st, 2005 there were **5.844 employees** in the companies belonging to the Mediaset Group included in the consolidation area (5,662 at December 31st, 2004);
- **consolidated net financial position** went from EUR +62.0 million of 2004 to EUR **–358.0 million** at December 31st, 2005; this change was affected by the EUR 400 million payment for the treasury shares repurchase plan. In 2005 **cash flow generation** from Group's operations, before equity investments, treasury shares reacquired and expenditures connected to the payment of dividends, amounted to EUR **508.7 million**, compared to EUR 708.2 million in the previous year.
- The parent company, **Mediaset S.p.A.** that drafted its financial statements according to domestic accounting standards, still in force for the drafting of year's financial statements, ended the year with a net profit of EUR **1,411.8 million** with respect to EUR 401.9 million recorded in 2004, after amortisation, depreciation and write-downs amounting to EUR 38.3 million and tax provisions for EUR 23.8 million. This result includes a capital gain of EUR 851,1 million resulting from the sale of the stake held in Gestevision Telecinco SA to subsidiary company Mediaset Investimenti S.p.A.

Consolidated economic results achieved by the Group in 2005, reflect the positive management of operations in the two main geographical areas.

In **Italy**, **consolidated net revenues** amounted to EUR **2,748.1** million, increasing by 4.5% with respect to 2004; **EBIT** amounted to EUR **828.7 million**, increasing by **4.1%** with respect to 2004; gross of the capital gain generated by the disposal of the 1.9% stake in Telecinco, EBIT reached EUR **787.8** million, with operating profitability of 28.7% compared to 30.3% in 2004.

In 2005, Mediaset continued with its strategy of focusing on the development of technology and the market. Despite the situation of strong drive toward innovation, 2005 confirmed once again the central position of free-to-air television in the landscape of domestic television consumption, in spite of the established presence in the market of various players that can offer alternative models of television consumption.

Mediaset obtained also in 2005 excellent results both in terms of advertising sales, and with respect to content production.

In a generally still difficult and uncertain economic situation, that surely contributed to slowing down the growing pace of advertising investments, **advertising sales on Mediaset networks** in 2005 reached EUR **2,955.9 million** with a +3.0% increase over 2004, a result which is markedly higher than the increase in the television market which, based on Nielsen data, without Publitalia's contribution, grew by 1.9%. The situation of advertising investments further pointed out significant events that contributed to changing the structure and composition of domestic advertising investments, and television advertising investments specifically. The market is increasingly alike Anglo-

Saxon markets, with a reduction of the percentage significance of the traditionally dominant mass market industry to the benefit of banks, insurances, department stores and telecommunications.

The result of the advertising sale house is accompanied by the fully positive results achieved by **Mediaset networks** in terms of **audience shares.**

Mediaset networks obtained a Prime Time share of 42.8%, growing (+0.5%) over 2004, while Rai networks show a decrease of more than 2 points. In 2005, the three networks consolidated their leadership in their target audience , viewers 15 - 64, which represent 70% of the Italian population and are the focus of interest of advertising clients, a highly dynamic audience, therefore more difficult to satisfy in terms of the contents offered. In Prime Time, Mediaset achieved a 44.7% share of this target (+1.1%), while Rai fell by almost 3 points to 41.8%.

Breaking down audience shares by single network, **Canale 5** in Prime Time achieved in 2005 an average share of 22.5%, growing 0.3% with respect to 2004 (Rai1 went down by 1.8%). Among the 15-64 viewers, Canale 5 is the first network in Prime Time, with 24.1% (+0.7% with respect to 2004) while Rai1 is at 21.4% (-2.4%). Trends by genres show in *Access prime time* (between 20.30-21.00), a 1.5 point increase of Canale 5 at 24.2% while Rai1 fell by 4 points (24.8%), the good success for Prime Time of Canale 5 dramas, with average shares that in 2005 reached 22.8% vs. 22.5% in 2004.

Italia 1 confirms to be the third Italian network in Prime Time for the fourth consecutive year, with 11.5%, growing +0.3% with respect to 2004. Among viewers 15-64, Italia 1 rose to 13.2% (+0.6% over 2004).

Retequattro finally confirms its strategic presence on a more mature audience, conquering the role of third network in Prime Time with 13.1%.

With respect to these audience shares, the overall level of **television costs,** including personnel expenses, amortisation, depreciation and write-downs, showed in 2005 a 3% growth, in line with advertising revenues. This result confirms a structurally detectable trend over recent years and represents a significant result since it was obtained in a year when Mediaset had considerable production commitments, aimed at renewing and strengthening its supply of entertainment, information and sports events, as is shown by the acquisition of Sunday rights for the highlights of "Serie A" football division. Simultaneously, in 2005 the reduction in general amortisation from the library of television rights was further consolidated, and is now more oriented to domestic dramas.

In 2005, Mediaset consolidated its presence in complementary segments to its core business, operating on the various sides **digital terrestrial television** with a diversification and business extension strategy that leverages on the availability of its own content and technological assets with the objective to generate new sources of revenues that go alongside the characteristic revenue generated by advertising sales.

From this viewpoint, in 2005 the content offer in ***Pay Per View*** mode was started, based on a prepaid card, with the ***Mediaset Premium*** brand. The first stage of the commercial offer began on January 22nd, 2005 with football matches in the second half of the "Serie A" division. From August 28th, with the start of the new "Serie A" division, the new Mediaset Premium season began, with an even richer service based on scratch cards, on sale in TV and electronics shops for EUR 10 or 30. The Mediaset Premium card, besides the purchase of one single event, also makes it possible to buy bundles (regarding for example all the matches of the viewer's favourite team) and besides "Serie A" best Football matches it also offers blockbuster Movies for the first time on TV. The best movies are available just a few months after their release in movie theatres, come also in original language, feature the Italian subtitles option and have DVD-like audio/video quality . The offer also includes theatre and music events and, from Autumn 2006, all the UEFA Champions League matches. During the year, points of sale distributed approximately 1.7 million prepaid cards, and around 2 million scratch cards that generated net sales for approximately 80 million Euros.

Based on the agreements stipulated between the end of 2005 and the beginning of 2006, Mediaset has already bought Juventus, Inter and Livorno rights until 2008/2009 with an option for the following season. These rights can be used on the digital terrestrial platform but also include rights for other distribution platforms, such as satellite and DVB-H, segments where Mediaset is active as a content provider, as is shown by the agreements stipulated with Tim and H3G for the non exclusive sale of television and premium contents to be broadcast by means of the digital terrestrial technique on mobile phones (DVB-H) and those with SKY Italia for the reselling of satellite rights.

Finally, Mediaset stipulated an agreement with Europa TV at the end of 2005 according to which Mediaset will purchase - currently subject to authorisation by the competent authorities - the facilities and digital frequencies that will be fully dedicated to the new digital platform open to all industry companies. This will let Mediaset play a major role in the planned launch of the first commercial offer of mobile TV in Europe, that will take place in Italy in late 2006.

With respect to the strengthening and expansion of the *network infrastructure*, as a consequence of further acquisitions, the population coverage of the first digital multiplex increased in 2005 to 80% compared to 65% at December 31st, 2004 The acquisition of Home Shopping Europe frequencies, carried out during the third quarter, also made it possible for Mediaset to set up a second network for television broadcasting in digital terrestrial television, which to date covers 68% of the population. 40% of its broadcasting space is taken by channels of third party publishers. From October it also broadcasts *Mediashopping*, the new home shopping digital television channel deriving from the experience of the commercials windows created by Mediaset and broadcasted within the programmes of Canale 5, Italia 1 and Retequattro programmes.

In **Spain** the year was characterised by significant innovations in legislative terms that favoured the entry of new players in the television industry and by the beginning of the experimentation stage towards digital television. **Telecinco** achieved once again exceptional economic results, obtained brilliant audience shares, though keeping the usual strict policy with respect to costs.

In particular, **advertising sale house Publiespana** obtained an unprecedented result in 2005 , achieving gross turnover of EUR **886.2 million**, increasing 15.8% with respect to 2004. This is a clearly higher result both with respect to the increase of the overall market (+8.0%) and of the television market (+10.1%), that confirms that this sale house is the leading player in the Spanish television advertising market, at the peak of a change and modernisation in the model of commercial offer for clients' communication strategy. In the last four years, Publiespana sales have grown by over 50%.

Also in Spain, like in Italy, the high trend of growth of advertising revenues should be attributed to excellent **audience shares**. In 2005, **Telecinco** reached an average full day share of 22.3%, affirming itself for the second consecutive year as the leading television in Spain. For the seventh consecutive year, Telecinco confirmed its primacy with commercial target 16-64 both in the full day, with a 24.7% share, and in Prime Time with a 26.2% share.

Telecinco's **operating profit** reached in 2005 EUR **413.3 million**, markedly growing with respect to EUR 294.9 million in 2004, accompanied by a substantial increase in **operating profitability**, which reached **44.4%** with respect to 37.2% in 2004.

THE GENERAL ECONOMIC SITUATION

In 2005, the world economy's expansion continued, its 4.5% growth not too much behind the record high of 5% registered in 2004. Expansion was especially supported by emerging countries that, led by China and India, are now constantly accompanying the United States as the drive behind the world economic system. The slight decrease with respect to the previous year, recorded starting from the second quarter, is instead attributable to the raw materials price increase and in particular to the strong growth in crude oil prices.

In spite of some uncertainties connected to the commercial deficit and the long series of discount rate increases decided by the FED, American GDP showed an average 3.5% increase in 2005, especially driven by the rise in employment and private consumption, which does not seem to have been affected by the natural catastrophes that hit part of the country.

While Japan for the moment has not completely left its long economic stagnation yet, also Europe remains structurally weak: though the most recent economic data show a European economy in clear recovery, annual GDP growth (+1.5%) continues to be far from US levels. After a slow first half with respect to 2004 results , an increase in the confidence index of companies was recorded in the last six months of 2005, especially supported by the signs of recovery of the German economy.

Growth in Euroland showed also in 2005 a Europe with different speeds: the GDP increase in Spain (+3.4%) and Ireland (+4.4%) is mainly attributable to stable domestic demand, while the slow recovery of exports still affects the results of Germany (+0.9%) and Italy (+0.0%).

In Italy the economic scenario remains generally uncertain: the growth of domestic demand stopped in 2005 at 0.7%, a figure that is affected by a weak economy, especially in the first half of the year. However, starting from summer, some recovery indicators began to consolidate, particularly resulting from an increase in the confidence of companies in the future economic scenario. As to inflation, the Italian consumer price index remained at 2.2%, only slightly higher than the Euro area average (2.0%), with unchanged expectations for 2006, when inflation should remain close to the European average.

MEDIASET GROUP FINANCIAL AND ECONOMIC RESULTS

Economic results

A reclassified summary of the Mediaset Group income statement is set out below. It is worth noting in addition to the intermediate results usually shown, costs and revenue elements of the operating profit (EBIT) generated by any sale of stakes in consolidated equity investments (that by nature and amount are considered as non current).

(amounts in EUR millions)

Mediaset Group: Income statement

	2005	2004
Total consolidated net revenues	**3,678.0**	**3,421.6**
Personnel expenses	441.0	409.9
Purchases, services, other costs	1,227.3	1,043.0
Operating costs	**1,668.3**	**1,452.9**
EBITDA	**2,009.7**	**1,968.7**
Amortisations, depreciation and write-downs	808.7	878.2
Operating profit	**1,201.0**	**1,090.5**
Gain/(Losses) from disposal of equity investments	43.1	-
EBIT	**1,244.1**	**1,090.5**
Financial income/(losses)	1.9	18.0
Income/(expenses) from equity investments	(43.8)	(62.5)
EBT	**1,202.2**	**1,046.1**
Income taxes	(454.6)	(393.6)
Net profit from continuing operations	**747.6**	**652.5**
Net profit from discontinued operations	-	-
Minority interests in net profit	(144.2)	(102.9)
Mediaset Group net profit	**603.4**	**549.6**

The percentage impact on net consolidated revenues of some of the significant elements of the Group income statement is shown in the table below.

2004		2005	2004
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
42.7%	Operating costs	45.4%	42.5%
57.3%	EBITDA	54.6%	57.5%
25.6%	Amortisation, depreciation and write-downs	22.0%	25.7%
31.8%	**Operating profit**	**32.7%**	**31.9%**
31.8%	**EBIT**	**33.8%**	**31.9%**
30.5%	**EBT**	**32.7%**	**30.6%**
16.0%	**Mediaset Group net profit**	**16.4%**	**16.1%**
37.6%	Tax rate (EBT %)	37.8%	37.6%

Here follows an analysis of the single Mediaset Group income statement items. The economic contribution generated by television operations in the two different geographical segments, Italy and Spain, is highlighted separately in terms of operating management. It should be noted that in order to briefly highlight the contribution to the Group results in the two geographical business segments, the income statement of Italian operations is shown already net of the amount regarding the dividends received from Gestevision Telecinco.

Analysis of results by geographical segments: Italy

The restated income statement summary of the Mediaset Group regarding operations in Italy is shown below:

(amounts in EUR millions)

Italy: Income statement

	2005	2004
Total consolidated net revenues	**2,748.1**	**2,629.4**
Personnel expenses	365.9	338.9
Purchases, services, other costs	947.5	779.4
Operating costs	**1,313.4**	**1,118.3**
EBITDA	**1,434.7**	**1,511.1**
Amortisation, depreciation and write-downs	646.9	715.4
Operating profit	**787.8**	**795.7**
Gain/(Losses) from disposal of equity investments	40.9	-
EBIT	**828.7**	**795.7**
Financial income/(losses)	(3.9)	13.5
Income/(expenses) from equity investments	(46.2)	(64.8)
EBT	**778.6**	**744.4**
Income taxes	(323.5)	(306.1)
Net profit from continuing operations	**455.1**	**438.4**
Net profit from discontinued operations	-	-
Minority interests in net profit	(0.2)	(0.1)
Net profit	**454.8**	**438.3**

The percentage impact on net consolidated revenues of some of the significant items of the Group income statement regarding this segment is shown in the table below:

2004		2005	2004
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
42.8%	Operating costs	47.8%	42.5%
57.2%	EBITDA	52.2%	57.5%
27.1%	Amortisation, depreciation and write-downs	23.5%	27.2%
30.1%	**Operating profit**	**28.7%**	**30.3%**
30.1%	**EBIT**	**30.2%**	**30.3%**
28.2%	**EBT**	**28.3%**	**28.3%**
16.6%	**Net profit**	**16.5%**	**16.7%**
41.1%	Tax rate (EBT %)	41.5%	41.1%

The contribution to Operating Profit of Italian operations broken down by ***business segments*** is shown below, defined, under IAS 14, by keeping in mind the actual significance and the Group's organizational and business structure. The segments defined are as follows:

- ***Free To Air TV***, traditional core business of the Group, which includes the television operations of the three domestic networks which are currently broadcasted in analogue mode, the operations connected to the free to air channels distributed by means of the digital terrestrial technology (currently Boing, a channel broadcasted by the company of the same name which is jointly owned by RTI and Turner Broadcasting) and the operations connected to the development of the digital terrestrial broadcasting platforms and the connected interactive applications;

- **Pay per View** television operations that are the same as *Mediaset Premium* operations started in early 2005;
- **Other operations** ancillary to the main one (new media, creation of satellite theme channels, other advertising franchises, teleshopping).

(amounts in EUR millions)

Revenues and profits	FREE TO AIR TV		Pay per View		Other		ITALY	
Italy - business segments breakdown	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Revenues	2,611.5	2,542.6	44.2	-	92.5	86.7	2,748.1	2,629.4
Total Revenues %	*95.0%*	*96.7%*	*1.6%*	-	*3.4%*	*3.3%*	*100.0%*	*100.0%*
Operating Costs	1,171.0	1,038.0	54.4	0.2	88.0	80.1	1,313.4	1,118.3
EBITDA	**1,440.5**	**1,504.6**	**(10.2)**	**(0.2)**	**4.5**	**6.6**	**1,434.7**	**1,511.1**
Amortisation, depreciation and write-downs	622.9	686.8	1.4	18.5	22.5	10.0	646.9	715.4
EBIT	**817.5**	**817.9**	**(11.6)**	**(18.8)**	**(18.1)**	**(3.3)**	**787.8**	**795.7**
Revenues %	***31.3%***	***32.2%***	***-26.2%***	-	***-19.6%***	***-3.8%***	***28.7%***	***30.3%***

Net Revenues

2005	2,748.1
2004	2,629.4
% Growth	4.5%

Consolidated net revenues from domestic operations increased in 2005 by EUR 118.7 million over the previous year.

The change is mainly attributable to higher television advertising sales and to the increase in television revenues in *Pay per View* mode, which were not present in 2004, as the following table shows:

(amounts in EUR millions)

Italy consolidated revenues - business segments breakdo\	2005	2004
Mediaset Networks gross advertising revenues	2,955.9	2,869.1
Digital Networks gross revenues	6.2	-
Other television revenues	63.3	79.1
Agency discounts	(439.8)	(426.0)
Commercial TV	**2,585.7**	**2,522.2**
Network Operator	**25.8**	**20.4**
TOTAL REVENUES Free to air TV	**2,611.5**	**2,542.6**
Pay per View	**44.2**	**-**
Net revenues from non television operations	**92.5**	**86.7**
TOTAL ITALY NET CONSOLIDATED REVENUES	**2,748.1**	**2,629.4**

In particular, with respect to revenues generated from ***free to air*** television operations:

- gross ***advertising revenues*** relating to ***Mediaset networks***, equal to EUR **2,955.9 million**, increased by EUR **86.8 million**, with a percentage increase of **+3.0%** compared to those in the previous year;
- gross *revenues* **relating to free to air digital channels** equal to EUR 6.2 million refer to advertising sales and other revenues regarding the Boing channel, managed through a joint-venture with the Turner Group;
- ***other revenues from television operations*** recorded a decrease of EUR 15.8 million, mainly attributable to lower sales of entertainment rights to the satellite platform;
- revenues generated from *network operator* operations recorded an increase of EUR 5.3 million.

With respect to ***Pay per View*** television operations, *Mediaset Premium's* commercial offer, started early in the year, generated revenues from the sale of prepaid cards for EUR 35.9 million, EUR 15.2 million of which regarding cards sold with expiry date 30 June 2005 and EUR 20.7 million for revenues accounted for on an accruals basis for an amount equal to EUR 60 million of sales of prepaid cards, and scratch cards that will be distributed as of the third quarter. Under IAS 18, the amounts received from the distributors of prepaid cards and their scratch cards (and similarly also direct industrial and distribution costs) that make it possible to watch events in Pay per View mode, are allocated based on the duration of remaining validity of cards sold and not recharged and of scratch cards.

In the same period, also net revenues for EUR 4.6 million were accounted for, received from the sale of the *ADSL* use regarding the rights (of which Mediaset also has the encrypted rights for the use on digital terrestrial television) of the matches of the second half of 2005 Championship and of the next two seasons, 2005-2006 and 2006-2007.

Higher ***revenues from non television operations*** are generated by tele-shopping operations, also by virtue of the start of the direct sale operations following the acquisition of Home Shopping Europe and from international advertising sales and on non-television media.

Operating costs

2005	1,313.4
2004	1,118.3
% Growth	17.4%

Operating costs from domestic operations grew by EUR 195.1 million compared to 2004. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

2005	365.9
2004	338.9
% Growth	8.0%

Changes in personnel expenses, equal to EUR 27.0 million compared to 2004, are mainly attributable to average staff increases connected to both higher production volumes requested by television operations and higher costs absorbed by the structure dedicated to pay per view television operations and to the effects of contract renewals in the relevant period.
Under IFRS 2, personnel expenses also include the fair value of '03-'04-'05 share option plans being accrued. The overall cost of these schemes in 2005 was equal to EUR 6.6 million compared to EUR 4.6 million accounted for in 2004.
The following tables show staff at 31.12.05 and average staff numbers in the year. It should be noted that the acquisition of assets belonging to Home Shopping Europe starting from August implied the entry within the Group of 115 people.

Number of employees (including temporary staff)	31/12/2005	31/12/2004
Managers	323	313
Journalists	364	335
Middle managers	722	682
Office workers	3,262	3,129
Total	**4,671**	**4,459**

Average workforce (including temporary staff)	2005	2004
Managers	322	313
Journalists	354	331
Middle managers	703	666
Office workers	3,234	3,105
Total	**4,613**	**4,415**

Purchases, services and other costs

2005	947.5
2004	779.4
% Growth	21.6%

Overall purchases, services and other costs showed in 2005 an increase of EUR 168.1 million over the same period in the previous year.

EUR 122.7 million of such increase is attributable to the ***operating costs from Free To Air television channels***, 99.5 of which regarding analogue television operations, because of the significant production commitment requested by the programme schedules of the three networks. Overall television costs connected to analogue networks, also including components connected to the cost of labour and the amortisation of television rights and other intangible assets, increased by 3.0%. This trend was affected, starting from the end of August, also by the costs regarding the free to air exploitation of the highlights of 2005-2006 Soccer Division (acquired as an exclusive by RTI for the next three football seasons) and to the associated new Sunday production "Serie A".

The remaining change is attributable for EUR 34.5 million to costs, partly variable, borne on the occasion of the start of **Mediaset Premium** and for EUR 10.8 million to mainly variable costs of some **non television operations**.

EBITDA

2005	1,434.7
2004	1,511.1
% Growth	-5.1%

EBITDA showed an EUR –76.4 million decrease since the previous year. Its percentage rate on consolidated net revenues subsequently went from 57.5% in 2004 to 52.2% in 2005.

EBIT

2005	828.7
2004	795.7
% Growth	4.1%

EBIT regarding domestic operations showed at December 31st, 2005 a decrease of EUR –7.9 million which is affected by the write-down of goodwill regarding Jumpy on-line activities for EUR 9.7 million. Amortisation, depreciation and write-downs show a EUR –68.5 million reduction, mainly attributable to lower amortisation of rights. Because of the capital gain equal to EUR 40.9 million achieved following the sale of a 1.9% stake held in Telecinco, EBIT of Italian operations reached 828.7 million, growing EUR 33.0 million over the same period of the previous year. The percentage of EBIT and consolidated net revenues, equal to 30.2% is in line with 2004 percentage.

Analysis of results by geographical segments: Spain

The income statement of Spanish operations, in line with consolidated data of the Telecinco Group, is set out below.

(amounts in EUR millions)

Spain: Income statement		
	2005	**2004**
Total consolidated net revenues	**931.1**	**793.4**
Personnel expenses	75.1	70.9
Purchases, services, other costs	280.9	264.9
Operating costs	**356.0**	**335.8**
EBITDA	**575.1**	**457.7**
Amortisation, depreciation and write-downs	161.8	162.8
Operating profit	**413.3**	**294.9**
Gain/(Losses) from disposal of equity investments	-	-
EBIT	**413.3**	**294.9**
Financial income/(losses)	5.8	4.5
Income/(expenses) from equity investments	2.4	2.4
EBT	**421.5**	**301.8**
Income taxes	(131.1)	(87.5)
Net profit from continuing operations	**290.4**	**214.2**
Net profit from discontinued operations	-	-
Minority interests in net profit	(0.1)	-
Net profit	**290.3**	**214.2**

The percentage impact on net consolidated revenues of some of the significant elements of the income statement of Spanish operations is shown in the table below.

2004		2005	2004
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
42.3%	Operating costs	38.2%	42.3%
57.7%	EBITDA	61.8%	57.7%
20.5%	Amortisation, depreciation and write-downs	17.4%	20.5%
37.2%	**EBIT**	**44.4%**	**37.2%**
38.0%	**EBT**	**45.3%**	**38.0%**
27.0%	**Net profit**	**31.2%**	**27.0%**
29.0%	Tax rate (EBT %)	31.1%	29.0%

Net Revenues

2005	931.1
2004	793.4
% Growth	17.4%

In 2005, consolidated net revenues generated by the Telecinco Group increased by EUR 137.7 million, over the previous year.

The following table contains details of Telecinco Group revenues and shows the most significant components:

(amounts in EUR millions)

	2005	2004
Revenues from the sale of commercials	771.8	672.2
Revenues from television sales, promotions and sponsorships	129.2	105.7
Gross advertising revenues	**901.1**	**777.9**
Other revenues	69.0	63.8
Agency discounts	(39.0)	(48.3)
Total Spain consolidated net revenues	**931.1**	**793.4**

Gross advertising revenues of Telecinco showed an extremely positive trend in 2005 reaching EUR **901.1 million**, with a percentage growth of 15.8% over 2004, showing a sharply better result than that of the Spanish television advertising market.

This result was attained thanks to the combination of the main leverages, from space optimisation to a greater number of contracts, the recovery of prices supported by strong market dynamism, the launch of new products, and the further significant increase of sales in the *Special Events* area. In particular, in 2005 *revenues from the sale of commercials* increased by 14.8% over the previous year, while sales of the *Special Events* area (*television sales, promotions and sponsorships)* grew by 22.2%.

Other revenues from television operations mainly include the revenues of *Publimedia Gestion*, a subsidiary company of Publiespana which manages advertising sales on non television media which in 2005 achieved an 11% increase with respect to the previous year, reaching EUR 23.8 million. Overall, **gross advertising revenues** of the Telecinco Group reached EUR **910.0 million** in 2005, growing 15.7% with respect to 2004.

Besides this element, growth in other revenues is mainly attributable to higher income from telephone traffic through television productions.

Operating costs

2005	356.0
2004	335.8
% Growth	6.0%

The operating costs of the Telecinco Group increased by EUR 20.2 million with respect to 2004. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below. To better appreciate the economic developments for the year, it is worth highlighting that overall costs of the Telecinco Group, also including personnel expenses, amortisation, depreciation and write-downs, only increased by 3% in 2005 .

Personnel expenses

2005	75.1
2004	70.9
% Growth	5.9%

Personnel expenses of the companies belonging to the Telecinco Group, showed a EUR 4.2 million increase over the previous year.

Number of employees (including temporary staff)	31/12/2005	31/12/2004
Managers	68	64
Journalists	110	105
Middle managers	116	118
Office workers	844	875
Industry workers	35	41
Total	**1,173**	**1,203**

Average workforce (including temporary staff)	2005	2004
Managers	67	66
Journalists	116	104
Middle managers	119	120
Office workers	845	890
Industry workers	38	43
Total	**1,185**	**1,223**

Purchases, services and other costs

2005	280.9
2004	264.9
% Growth	6.0%

Overall purchases, services and other costs showed in 2005 an increase of EUR 16.0 million with respect to 2004. The increase in operating costs for productions is mainly offset in the period by the reduction in the cost item represented by amortisation of television rights.

EBITDA

2005	575.1
2004	457.7
% Growth	25.6%

Thanks to a sharp increase in net revenues and a lower growth in costs, EBIDTA showed in 2005 an increase of EUR 117.4 million over 2004. Its percentage rate on consolidated net revenues went from 57.7% in 2004 to 61.8% in 2005.

EBIT

2005	413.3
2004	294.9
% Growth	40.1%

In 2005 EBIT of Spanish Operations reached EUR 413.3 million, with a percentage rate on net revenues of 44.4% (37.2% in 2004).

The other income statement items are analysed below with reference to the whole Mediaset Group.

Group EBIT

2005	1,244.1
2004	1,090.5
% Growth	14.1%

The better 2005 EBIT compared to that of 2004 can be attributed for EUR 33.0 million to domestic operations and for EUR 118.4 million to the Telecinco Group.

Financial income/(losses)

2005	1.9
2004	18.0
Growth in Eur ml	(16.1)

Lower 2005 net financial income is attributable to the non-recurrence of the net income for EUR 35 million received in 2004 for the right of economic use and the total return swap contract stipulated when Telecinco was being listed.

Income/(expenses) from equity investments

2005	(43.8)
2004	(62.4)
Growth in Eur ml	18.6

Net expenses generated in 2005 refer to the write-down for EUR 50.7 million of the 2.73% interest in Hopa S.p.A. in order to align the book value with the amount of the January 2006 sale of this stake by exercising the put option granted to Mediaset by Fingruppo in 2001 when the stake was acquired. Expenses recorded in 2004 mainly referred to the write down of the stake held in Albacom S.p.A. based on the terms of the agreement for the sale of the interest, which took place in February 2005.

EBT and minority interests

2005	1,202.2
2004	1,046.1
% Growth	14.9%

The increase in this item, equal to EUR 156.1 million can be attributed for EUR 34.2 million to Italian operations and for EUR 119.7 million to the Telecinco Group.

Net profit

2005	603.4
2004	549.6
% Growth	9.8%

The increase of Mediaset Group net profit amounted to EUR 53.8 million over that of 2004. The Group tax rate was equal to 37.8%, similar to the 37.6% of 2004.

Balance sheet and financial position

Here follows the consolidated condensed and restated balance sheet and cash flow statement which, in the following Financial Statements table, is presented as a scheme highlighting current and non current assets and liabilities. In this condensed table, assets and liabilities held for sale are included in the categories of reference.

(amounts in EUR millions)

Balance Sheet Summary	31/12/2005	31/12/2004
Television rights	2,086.5	1,996.5
Goodwill	368.8	396.4
Other tangible and intangible non current assets	853.0	621.9
Equity investments and other financial assets	216.4	249.0
Net working capital and other assets/(liabilities)	(155.7)	(113.5)
Post-employment benefit plans	(132.0)	(115.9)
Net invested capital	**3,237.0**	**3,034.4**
Group shareholders' equity	2,593.9	2,865.3
Minority interests	285.1	231.1
TOTAL SHAREHOLDERS' EQUITY	**2,879.0**	**3,096.4**
NET FINANCIAL POSITION	**(358.0)**	**62.0**

Below is a summary of the main balance sheet changes as at December 31st, 2005 with respect to December 31st, 2004.

The increase in overall ***television rights*** is mainly attributable to the stipulation at the end of 2005 of the purchase contract for the encrypted rights of Juventus matches starting from the seasons 2007-2009.

Goodwill decreased by EUR -27.6 million, EUR 24.6 million of which for the sale of the 1.9% stake held in Telecinco and EUR 9.7 million for the write-down of the goodwill regarding the operations of the Jumpy portal acquired in 2001. The EUR 6.5 million increase was generated by the acquisition of Home Shopping Europe operations, which took place during the third quarter in the year.

The overall increase in ***Other fixed assets*** refers for EUR 132.5 million to the assets acquired from the incorporation of Home Shopping Europe. As a consequence, when allocating the paid price, the current values of television frequencies were recognised for EUR 115.7 million , while other specific intangible assets for EUR 12.4 million. The remaining change is attributable to period amortisation and depreciation as well as to property investments for EUR 19.6 million (regarding the purchase carried out in the first half of the year, of the headquarters and service building complex in Cologno Monzese) and to other mainly technical investments connected to multiplex digitalisation.

Equity investments and other financial assets includes the EUR 50.7 million write-down of the interest held in Hopa and the recording of EUR 49.2 million receivable from British Telecom because of the sale of the Albacom stake which was carried out in February.

The change in ***Shareholders' equity*** is attributable to the net period result and to dividend distribution for EUR 448.8 million from the Parent Company and for EUR 86.1 million from subsidiary company Gestevision Telecinco to minority shareholders and a EUR 433.4 million decrease regarding the cost of own shares reacquired in the nine months, EUR 400 million of which regarding shares reacquired within the framework of the buyback plan. The remaining change is mainly attributable to Cash flow hedge provisions, to the provision which includes the amount for the cost of share option plans regarding the amount accrued starting from the year when these are assigned and the same amount of actuarial profits and losses accrued during the year with respect to the valuation of Post-employment benefit plans (Severance Pay).

Below are separate balance sheet results for the two geographical segments, Italy and Spain in the year under examination. It should be noted that the balance sheet situation regarding Italian operations includes under item ***Equity investments and other financial assets*** the book value of the 50.1% interest held in Gestevision Telecinco, that was cancelled in the Group's results.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown	Italy		Spain	
	31/12/2005	31/12/2004	31/12/2005	31/12/2004
Television rights	1,913.2	1,803.9	173.3	192.6
Goodwill	15.0	18.1	-	-
Other tangible and intangible non current assets	732.9	519.6	120.0	102.3
Equity investments and other financial assets	788.0	857.1	5.8	5.1
Net working capital and other assets/(liabilities)	(71.7)	(47.3)	(83.8)	(66.2)
Post-employment benefit plans	(132.0)	(115.9)	-	-
Net invested capital	**3,245.4**	**3,035.5**	**215.3**	**233.8**
Group shareholders' equity	2,530.0	2,851.8	570.7	477.7
Minority interests	1.6	1.4	0.4	0.4
Total Shareholders' equity	**2,531.6**	**2,853.2**	**571.1**	**478.1**
Net financial position	**(713.8)**	**(182.3)**	**355.8**	**244.3**

In the following table, the Group balance sheet at December 31st, 2005 is broken down in order to highlight the effects above arising from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 31 December 2005	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Television rights	1,913.2	173.3	-	2,086.5
Goodwill	15.0	-	353.8	368.8
Other tangible and intangible non current assets	732.9	120.0	-	853.0
Equity investments and other financial assets	788.0	5.8	(577.4)	216.4
Net working capital and other assets/(liabilities)	(71.7)	(83.8)		(155.7)
Post-employment benefit plans	(132.0)	-	-	(132.0)
Net invested capital	**3,245.4**	**215.3**	**(223.7)**	**3,237.0**
Group shareholders' equity	2,530.0	570.7	(506.8)	2,593.9
Minority interests	1.6	0.4	283.1	285.1
Totale Shareholders' equity	**2,531.6**	**571.1**	**(223.7)**	**2,879.0**
Net financial position	**(713.8)**	**355.8**	**-**	**(358.0)**

The Group's **net financial position** at December 31st, 2005 results from net financial indebtedness regarding Italian operations, equal to EUR –713.8 million, and Telecinco Group net liquid funds, equal to EUR 355.8 million.

Below is the condensed cash flow statement for the whole Group and broken down by geographical segments. These tables show the main elements which determined the financial trends in the periods examined.

(amounts in EUR millions)

	Mediaset Group		Italy		Spain	
	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004
Net financial position at the beginning of the year	**62.0**	**(198.9)**	**(182.3)**	**(451.4)**	**244.3**	**252.5**
Free Cash Flow	**507.3**	**706.5**	**198.2**	**465.2**	**309.1**	**241.3**
- Cash Flow from operating activities (*)	1,606.8	1,601.0	1,142.4	1,199.0	464.4	402.0
- Investments in TV rights	(823.9)	(827.6)	(690.6)	(673.0)	(133.3)	(154.6)
- Other investments	(182.8)	(177.1)	(173.1)	(167.1)	(9.7)	(10.0)
- Disposals	37.8	6.4	36.0	1.4	1.8	5.0
- Net cash outflow arising from business combinations	(114.2)	-	(114.2)	-	-	-
- Changes in net working capital and other current assets/liabilities	(16.4)	103.8	(2.3)	104.9	(14.1)	(1.1)
Trading on treasury shares	**445.0**	**6.3**	**(418.6)**	**6.4**	**(26.4)**	**(0.1)**
Cash changes generated by equity investments	**48.2**	**(63.3)**	**47.8**	**(63.1)**	**0.4**	**(0.2)**
Dividends received	**4.4**	**2.8**	**89.9**	**131.9**	**1.1**	**0.9**
Dividends paid	**(534.8)**	**(391.3)**	**(448.8)**	**(271.3)**	**(172.6)**	**(250.0)**
Financial Surplus/Deficit	**(420.0)**	**261.0**	**(531.5)**	**269.1**	**111.5**	**(8.1)**
Net financial position at the end of the year	**(358.0)**	**62.0**	**(713.8)**	**(182.3)**	**355.8**	**244.4**

(*): Net profit +/- minority interests + amortisation +/- net provisions +/- valuation investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's ***free cash flow*** amounted to EUR **507.3 million** decreasing by –199.2 million with respect to the same period of 2004. In Italy the reduction amounted to EUR –267.0 million and is attributable to higher tax liabilities that, in 2004, benefited from a lower tax burden than in 2003, and to the cash outflow, equal to EUR 114.2 million and presented in the item ***business combinations***, due to the acquisition of the company branch of Home Shopping Europe Broadcasting and of the equity interest in Home Shopping Europe S.p.A. In Spain, free cash flow amounted to EUR 309.1 million with an increase of EUR +67.8 million compared to the same period of 2004.

At December 31st, 2005 the management of ***equity investments*** generated net income of EUR 46 million for the income resulting from the disposal of the 1.9% stake in Telecinco (EUR 76.6 million) and the net payments made for the disposal of the equity investment in Albacom (EUR 29.7 million). At December 31st, 2004, the item equity investments mainly included EUR 78.2 million of cash expenditures regarding the price adjustment, established at the moment of floating Telecinco at the stock exchange, for the 12% stake acquired from Vocento in 2003, EUR 19.5 million for the cost connected to the interest-free shareholders' loan paid to Albacom and EUR 45 million for the net income received, when Telecinco was floated at the stock exchange, with respect to the use contract with ICE Finance and the *total return swap* contract stipulated at the end of 2003.

MAIN CORPORATE OPERATIONS AND EQUITY INVESTMENTS

With reference to subsidiary companies and Group investments, the following major operations were carried out in 2005:

- **Disposal of a 1.9% stake in Gestevision Telecinco SA**

  On January 18th, Mediaset Investment S.a.r.l. sold 4,600,000 Gestevision Telecinco S.A. ordinary shares, equal to approximately 1.9% of share capital by means of a block sale to JP Morgan Securities Ltd., that sold the stake to institutional investors. The sale unit price was EUR 16.65, established based on the Stock Exchange closing value of the day before and the offers received, and resulted for Mediaset in an income of around EUR 77 million.

- **Disposal of the equity interest in Albacom**

  On February 4th, after obtaining the authorisations from the competent Antitrust authorities, Mediaset S.p.A. and other selling shareholders, ENI S.p.A. and Banca Nazionale del Lavoro executed the agreements stipulated on December 3rd, 2004 by selling their equity interests held in Albacom to shareholder British Telecom Plc (BT). The operation implied the disposal by Mediaset and ENI of the pro-quota receivable purchased by BNL (Mediaset share equal to EUR 48.8 million) regarding the EUR 250 million loan granted by BNL to Albacom that Albacom shareholders already guaranteed in proportion to their shareholding and the reimbursement by Albacom of the interest-free loan paid by shareholders in 2004 (Mediaset share EUR 19.5 million).

- **Purchase of the business unit of Home Shopping Europe Broadcasting and the entire stake in Home Shopping Europe S.p.A.**

  In July the Mediaset Group acquired the company operations owned by the Home Shopping Europe S.p.A. Group. On July 23rd, 2005 RTI S.p.A. acquired from Home Shopping Europe Broadcasting S.p.A. the facilities and television frequencies business unit for an amount of EUR 100 million, while on July 29th, 2005, RTI S.p.A., in execution of the commitments previously undertaken with Convergenza S.C.A., acquired 100% of Home Shopping Europe S.p.A. share capital for an amount of EUR 112.7 million. EUR 10 million was paid in March and EUR 102.7 million was paid at the moment of the acquisition.

  Before the acquisition by Mediaset, analogue programmes of television Canal D ended definitively; Home Shopping Europe Broadcasting frequencies were turned into digital in order to create a new digital terrestrial multiplex that hosts channels of third party broadcasters on at least 40% of its space.

  Within the company rationalisation started after the acquisition, on December 21st, 2005 the ordinary shareholders' meeting of Home Shopping Europe S.p.A. deliberated (with legal effectiveness as from December 30th) the sale of the business unit which includes the operations of marketing, distribution and sale of goods and services by subsidiary company Media Shopping S.p.A., the new company name taken on November 18th, 2005 by Home Shopping Europe Broadcasting S.p.A..

- **Buyback plan**

  On September 13th, Mediaset's Board of Directors deliberated, within the limits of the deliberation regarding the authorisation to purchase treasury shares conferred by the General Meeting of April 29th, 2005, to implement a Buyback Plan on the Stock Exchange Market for a maximum of 41,370,000 ordinary shares, equal to 3.5% of share capital, a limit increased to 3.81% as a consequence of the deliberation of Mediaset's Board of Directors of November 8th and however for an overall maximum amount of EUR 400 million.

  The objective of the Buyback plan is cash investment; purchased shares will therefore not be destined to current or future share option plans and will not be sold until the date of the Meeting for the approval of Company accounts at December 31st, 2005.

  Buybacks remained within the ceiling of 25% of daily trading and amounted to no more than one million shares, at a price which is no greater than the lower between EUR 12.294 (stock market reference price in the day before the deliberation increased by 20%) and the stock market reference price in the session before any purchase operations, increased by 20%.

  Mediaset assigned to Mediobanca the task to implement the Buyback plan above in compliance with the established guidance.

  The plan ended on December 22nd, 2005 with the buyback of overall 42,930,000 ordinary shares equal to 3.634% of share capital for an amount of EUR 400 million.

- **Agreement for the purchase of Europa TV frequencies**

  On December 16th, 2005 the Mediaset Group and Europa TV S.p.A. stipulated a contract for the acquisition of a 51% to 100% stake in Newco S.r.l.. Europa TV S.p.A. will transfer to this newly established company the business unit for the broadcasting of analogue terrestrial television programmes; these frequencies will be susequently digitalized and wholly dedicated to the new DVBH network. Alternatively, the Mediaset Group can purchase the business unit. The overall price was established at EUR 185.0 million. The execution of the contract is subject to the release, by November 15th, 2006, of the Authorisation from regulation and industry Authorities.

- **Concentration of the interest held in Gestevision Telecinco**

  On December 29th, Mediaset S.p.A. sold to its 100% subsidiary Mediaset Investimenti S.p.A., a company set up on October 24th, 2005, its equity investment, equal to 25% of share capital, in Gestevision Telecinco S.A. for an amount of EUR 947.7 million. The objective of the operations is the concentration of the shareholding held by the Mediaset Group in Telecinco in one single Italian company completely controlled by Mediaset S.p.A., a process which came to a conclusion in January 2006 with the sale to Mediaset Investimenti S.p.A. of the 25.13% shareholding held by the Luxembourg subsidiary company Mediaset Investment Sarl.

LEGAL DEVELOPMENTS IN THE TELEVISION INDUSTRY

Regulatory framework

By means of law decree 273 of December 30th, 2005 (art. 19), turned into law on February 9th, 2006, the deadline envisaged by Act 66/01 for the complete conversion of the television system from the analogue to the digital technique , was shifted from December 31st, 2006 to December 31st, 2008; the deadline was therefore aligned to the indications raised in Europe.
It was also stated that "all digital areas" will be defined, where the transition process will be accelerated; these areas will be added to the regions of Sardinia and Valle d'Aosta where this process has already been started.
During the year, the government upon request of the legislator (art. 16 Act 112/04) approved (law decree 177 of July 31st, 2005) the "Single radio and television act", thus putting together and rationalising the various regulatory acts about radio and television issues.
More specifically, with respect to the advertising industry, it is worth noting the recent final approval of the rule that cancels the prohibition to use children in radio and television advertisements.

Activities of the controlling authorities

AGCOM

The claim to the Regional Administrative Court (TAR) of Lazio, filed against the penalty issued by the Authority for Communication Guarantees, under article 1 clause 31 of Act 249/97, equal to 2% of 2003 advertising sales of both R.T.I. and Publitalia, was fully accepted.
The Administrative Court cancelled the penalty on November 23rd, 2005, since it did not believe that the request not to act unlawfully is an administrative decision that admits no exception, as it does not describe any specific behaviour appropriate to prevent any failure to comply with a legal prohibition.
Against this decision, the Authority filed a claim with the Council of State on February 10th, 2006.
In compliance with the decisions imposed on the Mediaset Group by the Authority with its decision no.136/05, starting from March 7th, 2006, Promoservice S.p.A., a different company from Publitalia '80 S.p.A., shall manage the advertising sales for digital terrestrial programmes other than simulcast.

FORESEEABLE DEVELOPMENTS

In Italy, in the first two months of 2006 Mediaset networks achieved a 42.5% share in Prime Time and 41.2% in the full day.

Mediaset networks confirmed their unquestioned primacy on the commercial target (15-64 years) by beating Rai in all broadcasting slots. Again with the same target, Canale 5 retains first place before Rai1 with a gap of more than four share points in all reference times.

In the first months of 2006, the advertising market continued to follow the same trend as the previous year. There are still the difficulties that were present in 2005, in particular with respect to grocery products, that are affected by a reduction in consumption.

However, the first quarter comparison proves positive for Publitalia and should lead to a 2% to 3% increase in advertising sales. If the first signs of consumption recovery are confirmed, they could represent an element to drive an even more dynamic second part of the year.

Mediaset Premium also shows positive results, because of the Pay per view offer of Serie A football matches, Grande Fratello 24 hours and the "Fattoria" show: since its launch in July 2005, 1.9 million prepaid cards and 2.1 million scratch cards were sold.

The Spanish situation is still characterised by the positive trend of the advertising market. By means of renewed contents successfully experimented in the first two months of 2006, Telecinco aims at consolidating its leadership with respect to advertising sales and audience shares on all targets and in the main time slots.

Based on the indications regarding sales and cost trends in the main segments in the first months in the year, in 2006 the Group should further improve both the Operating Result of ongoing operations and cash generation.

for the Board of Directors

the Chairman

MEDIASET GROUP

2005 Consolidated Financial Statements

Consolidated Financial Statements and notes

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31ST, 2005

(amounts in EUR millions)

	Notes	31/12/2005	31/12/2004
ASSETS			
Non current assets	**6**		
Property, plant and equipment	6.1	381.6	341.9
Television rights	6.2	2,078.7	1,996.5
Goodwill	6.3	368.8	396.4
Other intangible assets	6.4	463.3	280.0
Investments in associates	6.5	28.9	30.3
Other financial assets	6.6	189.9	218.7
Deferred tax assets	6.7	281.4	257.8
TOTAL NON CURRENT ASSETS		**3,792.5**	**3,521.6**
Current assets	**7**		
Inventories	7.1	25.5	27.3
Trade receivables	7.2	1,012.7	914.4
Other receivables and current assets	7.3	346.4	213.3
Current financial assets	7.4	53.7	68.9
Cash and cash equivalents	7.5	498.1	293.7
TOTAL CURRENT ASSETS		**1,936.3**	**1,517.6**
Non current assets held for sale	**8**	**18.0**	-
TOTAL ASSETS		**5,746.8**	**5,039.2**

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31ST, 2005

(amounts in EUR millions)

	Notes	31/12/2005	31/12/2004
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves	**9**		
Share capital	9.1	614.2	614.2
Share premium reserve	9.2	275.2	739.7
Treasury shares	9.3	(450.7)	(17.3)
Other reserves	9.4	547.3	125.1
Valuation reserve	9.5	6.5	2.4
Retained earnings	9.6	997.9	851.6
Net profit for the year		603.4	549.6
Group Shareholders' Equity		**2,593.9**	**2,865.3**
Minority interests in net profit		144.2	102.9
Minority interests in share capital, reserves and retained earnings		140.9	128.2
Minority interests		**285.1**	**231.1**
TOTAL SHAREHOLDERS' EQUITY		**2,879.0**	**3,096.4**
Non current liabilities	**10**		
Post-employment benefit plans	10.1	132.0	115.9
Deferred tax liabilities	6.7	118.3	71.0
Financial liabilities and payables	10.2	243.0	243.1
Provisions for non current risks and charges	10.3	47.3	75.9
TOTAL NON CURRENT LIABILITIES		**540.6**	**505.9**
Current liabilities	**11**		
Financial payables	11.1	729.7	164.3
Trade and other payables	11.2	1,226.3	908.2
Provisions for current risks and charges	10.3	149.1	90.0
Current tax liabilities	11.3	73.5	62.3
Other financial liabilities	11.4	8.9	0.4
Other current liabilities	11.6	138.3	211.6
TOTAL CURRENT LIABILITIES		**2,325.7**	**1,436.9**
Liabilities related to non current assets held for sale	**8**	**1.5**	-
TOTAL LIABILITIES		**2,867.8**	**1,942.8**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**5,746.8**	**5,039.2**

CONSOLIDATED INCOME STATEMENT AS AT DECEMBER 31ST, 2005

(amounts in EUR millions)

	Notes	31/12/2005	31/12/2004
Sales of goods and services	12.1	3,634.1	3,379.1
Other revenues and income	12.2	43.9	42.5
TOTAL NET CONSOLIDATED REVENUES		**3,678.0**	**3,421.6**
Personnel expenses	13.1	441.0	409.9
Purchases, services, other costs	13.2	1,227.3	1,043.0
Amortisation, depreciation and write-downs	13.3	799.0	878.2
Impairment losses and reversal of impairment on fixed assets	13.4	9.7	-
TOTAL COSTS		**2,477.0**	**2,331.1**
Gains/(Losses) from disposal of equity investments	14	43.1	-
EBIT		**1,244.1**	**1,090.5**
Financial losses	15	(94.1)	(95.9)
Financial income	16	96.0	113.9
Income/(expenses) from equity investments	17	(43.8)	(62.5)
EBT		**1,202.2**	**1,046.1**
Income taxes	18	454.6	393.6
NET PROFIT FROM CONTINUING OPERATIONS		**747.6**	**652.5**
Net Gains/(Losses) from discontinued operations		-	-
NET PROFIT FOR THE YEAR	**19.1**	**747.6**	**652.5**
Attributable to:			
- Equity shareholders of the parent company		603.4	549.6
- Minority Interests		144.2	102.9
Earnings per share	19.2		
- Basic		0.51	0.47
- Diluted		0.51	0.47

CONSOLIDATED CASH FLOW STATEMENT AS AT DECEMBER 31ST, 2005

(amounts in EUR millions)

	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	1,151.2	1,028.2
+ Depreciation and amortisation	808.7	878.2
+ Other provisions and non-cash movements	90.8	85.2
+ Change in working capital	82.7	59.8
- Interests paid/received	0.5	(36.6)
- Income tax paid	(503.3)	(282.2)
Net cash flow from operating activities [A]	**1,630.6**	**1,732.6**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	24.2	6.1
Proceeds from the sale of equity investments	86.7	2.3
Interests and other financial income received	-	45.0
Purchases in television rights	(823.9)	(827.6)
Changes in advances for television rights	(27.6)	(23.4)
Purchases of other fixed assets	(182.8)	(177.3)
Equity investments	(7.4)	(109.0)
Changes in other financial assets	49.1	4.4
Loans to other companies (granted)/repaid	(29.7)	-
Dividends received	4.4	2.8
Acquisition due to business combinations (net of cash acquired) (*)	(114.2)	-
Net cash flow from investing activities [B]	**(1,021.2)**	**(1,076.7)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	(445.0)	6.3
Changes in financial liabilities	572.5	(301.7)
Dividends paid	(534.8)	(391.3)
Changes in other financial assets/liabilities	(5.8)	0.9
Interests (paid)/received	8.1	6.5
Net cash flow from financing activities [C]	**(405.0)**	**(679.3)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**204.4**	**(23.4)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**293.7**	**317.1**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**498.1**	**293.7**

(*): In 2005 Mediaset Group acquired the business activity of Home Shopping Europe Broadcasting S.p.A. and the stake in Home Shopping Europe
The Fair Value of the acquired assets and liabilities is shown in the table below:

Property, plant and equipment	(2.2)
Goodwill	(6.5)
Other intangible assets	(130.4)
Deferred tax assets	(22.6)
Inventories	(2.9)
Cash and cash equivalents	(1.8)
Receivables and other current assets	(20.5)
Trade payables	24.0
Other liabilities	46.9
Acquisition price	**(116.0)**
- Net Cash acquired	1.8
Net cash flow from acquisition	**(114.2)**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

AS AT DECEMBER 31ST, 2005

(amounts in EUR millions)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 1 January 2004	**614.2**	**739.7**	**219.5**	**(21.9)**	**2.9**	**1,026.7**	-	**2,581.1**	**248.3**	**2,829.5**
Allocation of the parent company's 2003 net profit	-	-	8.8	-	-	(8.8)	-		-	
Dividends paid by the Parent company	-	-	(104.8)	-	-	(166.6)	-	(271.4)	-	(271.4)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-		(120.0)	(120.0)
Stock Option plan valuation	-	-	-	-	4.5	-	-	4.5	-	4.5
(Purchase)/sale of treasury shares	-	-	-	4.6	-	-	-	4.6	(0.1)	4.5
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	1.7	-	-	-	-	1.7	-	1.7
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	(5.0)	-	-	(5.0)	-	(5.0)
Changes in the consolidation area	-	-	-	-	-	0.2	-	0.2	-	0.2
Profit/(loss) for the year	-	-	-	-	-	-	549.6	549.6	102.9	652.5
Balance at 31 December 2004	**614.2**	**739.7**	**125.2**	**(17.3)**	**2.4**	**851.5**	**549.6**	**2,865.3**	**231.1**	**3,096.4**
IAS 39 first adoption effect on opening balance	-	-	-	-	(6.8)	3.0	-	(3.8)	-	(3.8)
Allocation of the parent company's 2004 net profit	-	-	27.8	-	-	521.8	(549.6)	-	-	-
Dividends paid by the parent company	-	(74.7)	-	-	-	(374.1)	-	(448.8)	-	(448.8)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(86.1)	(86.1)
Reserve establishment for unrealised foreign exchange gains	-	-	4.3	-	-	(4.3)	-		-	-
Stock Option plan valuation	-	-	-	-	7.4	-	-	7.4	0.8	8.2
(Purchase)/sale of treasury shares	-	-	-	(433.4)	-	-	-	(433.4)	(13.2)	(446.6)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	0.9	-	-	-	-	0.9	-	0.9
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	(6.6)	-	-	(6.6)	-	(6.6)
Financial asset valuation credited/(charged) to Equity	-	-	-	-	10.1	-		10.1	0.1	10.2
Effects of the changes of in accounting policies	-	-	(0.7)	-	-	-	-	(0.7)	-	(0.7)
Other changes	-	(389.8)	389.8	-	-	-	-	-	8.2	8.2
Profit/(loss) for the year	-	-	-	-	-	-	603.4	603.4	144.2	747.6
Balance at 31 December 2005	**614.2**	**275.2**	**547.3**	**(450.7)**	**6.5**	**997.9**	**603.4**	**2,593.9**	**285.1**	**2,879.0**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.GENERAL INFORMATION

Mediaset S.p.A. is a company established in Italy at the Office of the Company Registrar of Milan. The registered offices are in Via Paleocapa, 3 – Milan. The controlling shareholder is Fininvest S.p.A. The main activities of the company and its subsidiaries are described in the section before the Report on Operations.

These financial statements are in Euro since this is the currency used for most of the Group operations.

Amounts shown are in Euro millions.

2. ADOPTION OF THE INTERNATIONAL ACCOUNTING STANDARDS

As a result of European Regulation (EC) no. 1606/2002 coming into effect, issued by the European Parliament and by the European Council on July 19th, 2002, starting from 2005, companies whose shares are publicly traded on a European regulated market are bound to draft their consolidated financial statements according to international accounting standards (IAS / IFRS) issued by the *International Accounting Standard Board* (IASB) and registered within the community.

Therefore, starting from January 1st, 2005, the Mediaset Group adopted in its consolidated financial statements the valuation and measurement criteria established by "IAS/IFRS" International Accounting Standards and by the relative interpretation standards (IFRIC) previously called Standing Interpretations Committee ("SIC"), registered by the European Commission and considered as applicable to the Group's operations.

Data in these Financial Statements are compared with the consolidated financial statements as at December 31st of the previous year drafted and shown again following the same criteria.

The note below, "*Transition to IAS/IFRS international accounting standards*" includes the reconciliation between the income statement and balance sheet situations in the previous year drafted according to the new standards and those according to previous accounting standards as well as the reconciliation and explanatory notes envisaged by IFRS 1 at the first-time adoption of international accounting standards regarding the opening Balance Sheet at January 1st, 2004 and at January 1st, 2005, date when IAS 39 was applied.

In drafting the consolidated financial statements as at December 31st, 2005 the International Accounting Standards and their interpretations in force on such date were applied.

In particular it is worth noting that, following the registration of the amendments to IAS 19– Employee benefits – issued on November 8th, 2005 with the publication in the Official Gazette of the European Union - the Group decided to make use of the option that, within the framework of the actuarial assessment of defined benefit plans , gives the opportunity to recognise actuarial gains and losses immediately in the year when they emerge in a reserve in shareholders' equity. This option is an alternative to the so called corridor method (which gives the opportunity to recognise and subsequently defer to the income statement actuarial profits and losses only for an amount exceeding a pre-established level), adopted by the Mediaset Group in its 2005 interim accounts and in the 2004 comparative year. The adoption of this option when preparing the financial statements as at December 31st, 2005 therefore required recalculating the Provision for Post-employment Benefit Plans and as a consequence of the consolidated Shareholders' Equity as at December 31st, 2004, with respect to the values indicated in the preliminary comparative accounts published when drafting the first 2005 interim consolidated situation.

At the date of reference of these financial statements, no other accounting standards or interpretations have been revised or issued, with effective date starting from January 1st, 2005 that had a significant effect on the Group's financial statements.

It should also be noted that the statutory accounts of Parent Company Mediaset S.p.A. and of parent companies were drafted according to domestic regulations in force for annual accounts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND VALUATION CRITERIA

General principles

Below is a description of the most significant accounting standards and the connected valuation criteria adopted when drafting the financial statements

The generally adopted criteria for recognising assets and liabilities is historical cost, with the exception of some financial items for which, under IAS 39, the fair value model is adopted.

Values of items in the consolidated financial statements, considering their significance, are expressed in Euro millions.

Financial Statements structure

The **Income Statement** is drafted according to a scheme with cost allocation by nature, in line with in-house Group reporting modes and in line with ordinary international industry practices, highlighting interim results regarding EBIT and profit before tax and separately showing cost and revenue elements resulting from events or operations that by nature and significance of amount are to be considered as non current, such as for example the sale of controlling stakes.

The **Balance Sheet** was drafted according to a scheme that shows the breakdown of "current/non current" assets and liabilities. An asset/liability is recognised as current when it meets one of the following criteria

- it is expected that it will be obtained/extinguished or it is estimated that it will be sold or used in the ordinary Group operating cycle or
- is mainly held for trading or
- it is envisaged that it will be sold/extinguished within 12 months from the financial statements closing date
- in the absence of all three conditions above, assets/liabilities were classified as non current.

The **Cash Flow Statement** was prepared by applying the indirect method, according to which, the profit before tax is adjusted for the effects of non monetary operations, for any postponing or provision of previous or future income or operating payments and for elements of revenues or cost connected with financial flows deriving from investment or financial activities. Investments in television rights as well as the change in advance payments made for future purchases of rights are included in investment operations. Gains and losses regarding cash flow hedging operations for foreign currency payments of television rights are recognised in line with the hedged item in the flows resulting from operations. Gains and losses resulting from medium-to-long term financing operations and the relevant hedging derivative, as well as dividends paid, are included in financing operations.

Statement of Changes in shareholders' Equity shows changes in shareholders' equity items regarding the following:

- allocation of period profit of the parent company and subsidiaries to minority shareholders;
- amounts regarding operations with shareholders (purchase and sale of treasury shares);
- each gain and loss net of any tax effects that, as required by IFRS, are either directly recognised in shareholders' equity (gain or loss from purchase and sale of treasury shares, actuarial profit and losses generated by the assessment of defined benefit plans,) or have the same amount allocated to a provision in shareholders' equity (share based payments for stock option plans);
- changes in valuation reserves of the derivative instruments hedging future cash flows net of any tax effect;
- changes in the valuation reserve of financial assets held for sale;
- the effect arising from any changes in the accounting standards.

Standards and consolidation area

Consolidated financial statements include Mediaset S.p.A. accounts and those of Italian and foreign companies on which Mediaset S.p.A. has the right to directly or indirectly exercise its control, since it has the power to determine their financial and managerial decisions and to obtain the relevant benefits.

Mediaset Ireland Ltd. (in liquidation), International Media Service Ltd have not been valued on a line-by-line basis, but at cost, even though these are directly or indirectly controlled by Mediaset S.p.A., since these companies have a negligible effect.

Assets and liabilities, gains and losses of companies consolidated on a line-by-line basis are fully included in the consolidated financial statements. The book value of equity investments is cancelled with respect to the corresponding fraction of shareholders' equity of the companies in which an interest is held, by assigning their current value at the date when control was acquired to the individual items in the assets and liabilities. Any positive residual difference is entered in non-current asset item "Goodwill", any negative is debited to the income statement.

All inter-company receivables and payables, expenses and revenues and unrealised profits are eliminated.

The portions in the shareholders' equity and the results for the year of consolidated companies belonging to third parties are recognised separately with respect to the Group's shareholders' equity.

The accounting situations of associated companies and companies under a joint venture are recognised in the consolidated financial statements according to the equity method of accounting.

Under IAS 28, an associate is a company where the group can exert significant influence but does not have control or joint control, through the participation in the decisions regarding financial and operating policies of the company.

With reference to IAS 31, a *joint venture* is a contract agreement by means of which the Group starts with other members an economic activity subject to joint control.

Joint control is contractually agreed sharing of control over an economic activity, and only exists when strategic, financial and operating decisions for the business require the unanimous consent of both parties sharing the control.

As is allowed by IAS 31, **interests in joint ventures** are valued under the equity method. The equity method is also used for associated equity investments. This method is based on the accounting situations prepared by the single companies, available when drafting the consolidated financial statements.

Property, plant and equipment

Plant, equipment, property are recognised at acquisition, production or transfer cost. Cost includes ancillary charges, any dismantling costs and the direct cost necessary to make the asset ready for use. These fixed assets, with the exception of land, which is not subject to depreciation, are systematically depreciated in each accounting period on a straight-line basis, using economic and technical depreciation rates determined in relation to the remaining potential use of the assets.

Depreciation is determined, on a straight-line basis, on the cost of the assets net of the relative residual values (if significant) based on their estimated useful lives, with the application of the following rates:

- Buildings	2% -3%
- Plant and machinery	10%- 20%
- Light construction and equipment	5% - 16%
- Office furniture and equipment	8% - 20%
- Vehicles	10% - 25%

The possibility to recover their value is assessed according the criteria envisaged by IAS 36 described in section below "Impairment of Assets".

All day-to-day maintenance costs are recognised in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leasehold improvements are attributed to the classes of assets to which they refer and depreciated at the lower between residual life of the lease contract and residual useful life of the type of asset to which the improvement relates.

If the single components of a complex tangible fixed asset have different useful lives, these are depreciated separately according to their economic working life (*"component approach"*).

In particular, according to this principle, the value of land and property on it are separated and only property is subject to depreciation.

Gains and losses resulting from transfers or disposals of assets are determined as the difference between the sale revenue and the net accounting value of the asset and are recognised in the income statement.

Leases

Assets acquired on finance leases are recorded in fixed assets, and a financial payable for the same amount is recorded in liabilities. The payable is progressively reduced according to the reimbursement plan of principal outstanding included in the leases envisaged by the contracts, while the value of the asset recorded in fixed assets is depreciated on a straight-line basis according to the economical – technical life of the asset, or if lower, on the basis of the end of the lease contract.

Lease payments resulting from operating leases are charged on a straight-line basis for the time of the term of the contract.

Government grants

Government grants received for investments in plants are recognised to the income statement for the period necessary to match them with the related costs and treated as deferred income.

Intangible assets

Intangible assets are identifiable assets without physical nature, controlled by the company and able to generate future economic benefits. They also include goodwill when this is acquired for a consideration.

These are recognised at purchase or production cost, including ancillary charges according to the criteria already described for tangible assets.

In the event of purchased intangible assets for which availability for use and the relevant payments are deferred beyond ordinary terms, the purchase value and the relative payable are discounted by recording the financial charges implicit in the original price.

Internally-generated intangible assets are recognised in the income statement in the period when they are incurred if relative to research costs; ***development expenditures***, mainly regarding software, are recognised and amortised on a straight-line basis over their estimated useful lives (3 years on average), provided that they can be identified, that the cost can be determined reliably and that the asset is likely to generate future economic benefits.

Assets with defined useful life are amortised on a straight-line basis starting from the moment when the asset is available for use for the period of their expected use; the possibility to recover their value is assessed according to the criteria envisaged by IAS 36, described in the next section *impairment of assets*.

This principle is also used for multi-annual licences regarding ***television rights*** , which are generally amortised on a straight-line basis unless a different principle can be determined that can reasonably and reliably reflect the correlation between costs, audience and advertising revenues.

In particular, for the library of television rights available for broadcasting on multiple networks, the straight-line amortisation method was generally adopted, calculated over the period of the relevant contract and, in any event, over a period not exceeding 120 months, a method which reflects greater opportunities to exploit television rights, also in the light of the difficulty in identifying objective components for making a correlation between advertising revenues and the amortisation of rights. Regardless of the amortisation already recognised, if all showings made available under rights contracts have been used up, the residual value is fully expensed.

Sports, news and entertainment programmes rights are amortised almost entirely (90%) in the year the rights run, with the remainder being expensed the following year; rights to long-series dramas are amortised in the first year starting from their availability (70%) and in the following twelve months (30%).

For the library of television rights available for broadcasting on a single network, a generally decreasing amortisation model is used, connected with the number of showings available by contract and their actual broadcasting.

Sports rights acquired for *Pay Per View* use on digital terrestrial technology are amortised at 100% when the event is broadcasted.

Costs regarding the **right to use television frequencies** for setting up the digital terrestrial network acquired by third parties under existing laws, are amortised on a straight-line basis, with respect to the expected duration of use starting from the moment when the service is started. Starting from the current year, the end of the amortisation period, previously established as December 31st, 2006 (the same date as the end of the transitory period envisaged for digital experimentation) has been determined anew to December 31st, 2018 to keep into account the period of validity of the individual licence for network operator, equal to 12 years, starting from the release which is conventionally envisaged at December 31st, 2006.

Goodwill as well as **other assets with undefined useful life or not available for use** are not subject to amortisation on a straight-line basis, but subject to the annual *impairment test* performed on the basis of *Cash Generating Unit* to which the General Management allocates goodwill. Any write-downs are not subject to subsequent value restoration.

Goodwill resulting from the acquisition of a subsidiary, a business unit or a joint venture represents the excess of the cost of acquisition with respect to the percentage in the hands of the Group of the *fair value* of assets, liabilities and contingent liabilities that can be identified in the acquired entity at the acquisition date.

In the event of transfer of shareholdings of controlled stakes or joint ventures, the residual amount of goodwill linked to them is included in the determination of the capital gain or loss from the disposal.

Goodwill resulting from acquisitions made before the date of transition to IFRS are kept at the values resulting from the application of Italian accounting principles at that date and have been after applying an *impairment test* on a yearly basis .

Impairment of assets

The carrying value of tangible and intangible assets is periodically reviewed as is envisaged by IAS 36, which requires that the existence of *impairment* of tangible and intangible assets when there are indicators that this issue may exist. In the event of Goodwill, intangible assets with undefined useful life or assets not available for use, this assessment is carried out at least once a year, usually during the preparation of the annual financial statements and any time there is an indication of possible impairment.

The possibility to recover the recognised value is tested by comparing the carrying value recognised in the financial statements and the higher between fair value less cost to sell (if there is an active market) and the value in use of the asset.

The value in use is defined on the basis of the discounting of expected cash flows from the use of the asset (or an asset aggregation, the so-called *cash generating units*) and its disposal at the end of its useful life. Cash generating units have been defined in line with the organisational and business structure of the Group, as homogeneous aggregations that generate independent cash flows resulting from the continuous use of the assets that can be referred to them.

Interests in joint ventures and associates

As is allowed by IAS 31, **interests in joint ventures** are valued by the equity method. The equity method is also used for investments in associates. The risk resulting from possible losses beyond equity is recorded in a specific provision for risks inasmuch as the parent company is committed to fulfil its legal or implicit obligations with respect to the participated company or however to cover its losses.

The goodwill in the value of equity investments is subject yearly to an impairment test according to previously described modes.

Non current financial assets

Equity investments other than interests in associates or joint ventures are recognised in non current assets under item "*other financial assets*" and are classified under IAS 39 as "*Available-for-sale*" financial assets at the Fair value (or as an alternative at cost if the fair value cannot be determined correctly) with of the valuation/devaluation effects (until the income from the assets is disposed of and with the exception of the case when permanent impairments have occurred) reversed directly in equity.

In the event the write-down for *impairment* the cost is recognised in the income statement; the original value is restored in subsequent years if the assumptions for the write-down no longer exist.

The risk resulting from possible losses above shareholders' equity is recorded in a specific provision for risks while the shareholder is committed to use and meet the legal or implicit obligations with respect to the subsidiary company, or however to cover its losses.

Among available-for-sale financial assets , there are also the financial investments not held for trading, valued according to the previously mentioned criteria for"*Available for sale*" assets and financial credits for the amount to be paid after 12 months.

Non current assets held for sale

Non current assets held for sale are valued at the lower between their previous net carrying value and the fair value less cost to sell value. Non current assets are classified as held for sale when it is estimated that their book value will be recovered by means of a sale transaction rather than through their use in the company operations. This condition is only met when the sale is considered as very likely, the asset is available for immediate sale in its current situation. With respect to this, the Management must be committed to selling, which should take place within 12 months from the date of classification of this item.

Current assets

Inventories

Inventories are valued at the lower between acquisition and production cost, including ancillary charges, and the estimated realisable value as can be determined according to market trends (FIFO method) . Finished products regarding teleshopping activities are valued by applying the weighted average cost method.

Receivables

Receivables are stated at their fair value that corresponds to their estimated realizable value, and devalued in the event of impairment; receivables denominated in non EMU currencies were valued at the end-of-period exchange rates drawn from the European Central Bank.

Credit transfer

The acknowledgement of credit transfer is subject to the criteria expected by IAS 39 for the *derecognition* of financial assets.

Current financial assets

Financial assets are recorded and derecognized from the financial statements based on their trade date and are initially recognised at cost, including the expenses directly connected with the acquisition.

At subsequent account dates, financial assets to be held to maturity are recorded at cost amortised according to the actual interest rate method, net of write-downs made to reflect their impairment.

Financial assets other than those held to maturity are classified as held for trading or available for sale and are assessed at their "fair value" at every period with their effects recognised in the income statement respectively under item "Financial income/(losses)" or to a specific reserve of Shareholders' equity, in the latter case until they have been realised or have been subject to impairment.

The fair value of stocks listed on an active market is based on market prices at the balance sheet date. Market prices used are bid or ask price depending on whether they refer to assets or liabilities.

The fair value of stocks not listed in an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price provided by more than one independent counterpart.

Cash and cash equivalents

This item includes cash, bank accounts and deposits that can be reimbursed upon request and other short-term and high liquidity financial investments, that can be readily converted to cash at a non significant value change risk.

Treasury shares

Treasury shares are recorded at cost and deducted from Shareholders' equity, all trading profits and losses are recorded in a specific reserve of Shareholders' equity

Employee Benefits

Post-employment Benefit Plans

Employee termination benefit can be classified as a "post-employment benefit", of the "defined benefit plan" type, whose already accrued amount must be projected to estimate the amount to be paid at the moment of terminating the work relationship and subsequently discounted, using the "Projected unit credit method". This actuarial method is based on demographic and financial assumptions to make a reasonable estimate of the amount of benefits that each employee has already accrued for his/her work.

By means of an actuarial assessment, the current service cost that defines the amount of rights accrued in the year by personnel is recognised under item "personnel expenses" and the interest cost that represents the expense that the company would face by asking the market for a loan for the same amount as the defined benefit plan is charged under "Financial Loss/Income".

Actuarial gains and losses that reflect the effects resulting from changes in the actuarial assumptions utilised are directly recognised in shareholders' equity without being ever included in the income statement.

Equity compensation benefits

The Group, according to IFRS 2, classifies Stock Options as "share based payments" and, for the type included in the "*equity-settled*" category which involves the physical delivery of stocks, the determination of the *fair value* of option rights issued at their grant date and its recording as personnel expenses to be amortised on a straight-line basis along the so called *vesting period* with entry of the same amount in a specific reserve in shareholders' equity. This amount is entered based on the estimate of rights that will actually accrue to the benefit of personnel with the relevant right by keeping in mind the conditions of their use not based on the market value of the rights.

The fair value is determined by using the "binomial" model.

In agreement with the transition principles, this principle was applied to all grants after November 7th, 2002 not yet accrued at January 1st, 2005.

Trade Payables

Payables are stated at face value; those in non EMU currencies were translated using December 31st, 2005 exchange rate, as determined by the European Central Bank.

Provisions for risks and charges

The provisions for risks and charges are costs and charges of a specific nature and certain or likely, for which the exact value or effective date could not be determined at the period end. They are provided for exclusively when there is a current obligation, following from past events, that can be legal, contractual or result from company statements or behaviours that cause valid expectations in the people concerned (implicit obligations).

Amounts provided are recorded at the value that reflects the best possible estimate of the amount the company would pay to extinguish the obligation; when it is significant and the payment dates can be estimated reliably, the provision is recorded in the financial statements at current values and the charges resulting from the passing of time are fully recognised in the income statement under "Financial income/(loss)" .

Non current financial liabilities

Payables are recorded at the amortised cost, using the actual interest rate method.

Derivative financial instruments and hedge accounting

The Mediaset Group is liable to financial risks mainly connected to exchange rate variations for the operations of acquisition of television rights in other non-Euro currencies and of the interest rate for multiyear loans stipulated at variable rate.

The Group uses derivative instruments (primarily forward contracts on foreign currencies and options) to cover the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for already stipulated purchases.

For the Mediaset Group, the exchange rate risk is connected to the possibility that exchange rates change in the period between the moment when the acquisition of assets denominated in foreign currency has become very likely (authorised purchase negotiation) and the moment when these assets are recognised in the financial statements. The objective of the hedge is to define the exchange rate of the Euro amount with reference to the moment when the negotiation was approved (*hedge accounting* according to IAS). From the moment when these assets are recognised in the financial statements, hedge objectives are pursued by means of a *natural hedge*. Hedges and underlying values are recognised separately at fair value, therefore from an accounting viewpoint are considered under a non hedge regime.

Derivative instruments are current financial assets and liabilities, recorded at *fair value*.

The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward (future exchange rate calculated at the account date)

The fair value of exchange rate options is calculated using the Black & Sholes formula for plain-vanilla options, while for the Single Barrier Options (with barrier defined in reasonable times) the binomial method is utilised.

The fair value of interest rate swaps is calculated on the basis of the current value of expected future cash flows.

Accounting treatment vary according to the fact that these are designed as hedging derivatives under the requirements of IAS 39.

In particular, Mediaset considers as hedging derivative according to *hedge accounting* requirements, those financial instruments that cover currency exposures connected to commitments for future purchases of television rights denominated in foreign currency (*forecast transaction*) and those to hedge the exchange rate change risk, for which both the relationship between the derivative and the o hedged item are documented formally as well as the effectiveness linked to the forecasted transaction.

The effective component of the derivative that can be qualified as a hedging derivative is directly recognised directly in equity, while the ineffective component is recognised in the income statement.

These operations are accounted for by activating the *cash flow hedge:* according to this rule, changes in the value of the derivative that are effective are recognised directly in equity: in the event of hedging commitments for the purchase of rights, this reserve is used to subsequently adjust the recognised value of the asset in the financial statements (*basis adjustment*). In the event of exchange rate risk hedge, this reserve generates a proportional effect in the income statement at the same time as the relative cash flows .

Changes to the fair value of derivative instruments activated with the objective of financial hedging, that hedge the risk of changes to the fair value of the components recognised in the accounts, in particular currency receivables and payables or derivatives that do not qualify as hedge, are recognised in the income statement under "financial loss and /or income".

Revenue recognition

Revenues from sales and services are recorded at the moment of the actual transfer of the related risks and benefits resulting from the ownership or the making of the performance.

In particular, the main Group revenue flows are recognised as follows:

- for advertising, at the time the insert or advertising commercial appears; revenues for the sale of advertising in exchange for goods (and correspondingly the cost of the goods) are adjusted to keep into account the estimated recoverable value of the goods;
- for goods, when they were shipped or delivered. If a right is rented or sub-licensed also for limited period of use, that implies the transfer to the transferee of the asset's control, the revenue is fully recognised at the moment the use starts;
- the amounts from distributors of prepaid cards and scratch cards to watch events in the Pay per view mode, are recognised on a straight-line basis over the remaining duration of cards sold. Similarly, also direct costs are divided along the same period.

Revenues are recognised net of returns, discounts, allowances and premiums, as well as of directly connected tax.

Cost recoveries are shown directly as a cost deduction.

Income taxes

Current income taxes are recorded, for each individual company, based on an estimate of taxable income as calculated under existing legislation and tax rates, or basically approved at the period closing date in each country, bearing in mind the exemptions applicable and tax receivables due.

Tax advances and deferred taxation have been calculated on temporary differences between the value attributed to assets and liabilities in the accounts and the corresponding values recognised for fiscal purposes, based on the existing tax rates at the moment when the temporary differences will emerge. When results are directly recorded in shareholders' equity, current taxes, assets for advance taxes and liabilities for deferred taxes are also recorded under shareholders' equity.

Deferred tax assets and liabilities are offset when there is a legal right to offset current tax assets and liabilities and when these refer to taxes due to the Tax authority and the Group intends to liquidate current assets and liabilities on a net basis.

Dividends

Dividends are recorded in the accounting period in which distribution is approved.

Earnings per share

Earnings per share are determined by dividing Group net profit by the average weighted number of shares in circulation during that period net of treasury shares. Diluted earnings per share are determined by keeping in mind in the calculation the number of shares in the market in the period. Diluted earnings per share are determined by considering in the calculation the number of shares in the market and the potential dilution effect resulting from the assignation of treasury shares to the beneficiaries of share option plans already accrued.

Use of estimates

The preparation of the financial statements and the relevant notes requires estimates and assumptions to be made that have an impact on the financial statements assets and liabilities and on the information regarding potential assets and liabilities at the balance sheet date.

Changes in accounting estimates

Under IAS 8 these are recognised on the face of the income statement starting from the year of adoption.

New accounting standards

In 2005, the following new standards or amendments to existing standards were issued, which only came into effect after December 31st, 2005 and whose impact is still being assessed by the Group.

- *Changes to IAS 39 – Financial instruments: recognition and measures* – with effective date January 1st, 2006, that specify the qualification requirements of cash flow hedge relationships from exchange rate risk in hedging very probable infra-group operations and the rules for the related Hedge accounting and limits the use of the fair value model, i.e. defines when financial assets or liabilities can be recognised directly at fair value in the income statement.

New IFRS7 accounting standard– Financial instruments: disclosure and amendments to IAS 1 – Capital disclosure: additional information regarding capital, both effective from January 1st, 2007. IFRS 7 requires additional information to that already envisaged in IAS 32, regarding the relevance of financial instruments with respect to performance and financial position and information regarding the level of exposure to the exchange rate risk resulting from the use of financial instruments and a description of objectives, policies and procedures implemented by the management in order to manage the risks. Amendment to IAS 1 introduces requirements regarding information about capital.

4. FINANCIAL RISKS MANAGEMENT

Mediaset S.p.A. Board of Directors, by means of the Executive Committee, has defined a policy to manage the exchange rate risk and the guidelines for cash investments, with the objective to reduce currency and exchange rate risks to which the Group is exposed: this activity, in order to optimise the management cost structure and the dedicated resources, is centralised within the parent company Mediaset S.p.A., a company with the task of assessing financial risks and provide the necessary hedging.

Mediaset S.p.A. acts directly in the market on behalf of Italian subsidiaries and coordinates other companies' financial risk management operations .

Types of risks covered

Exchange rate risk

The Group's exposure to exchange rate risk is generated by the acquisition of television rights in non-Euro currencies, U.S. dollars or Swiss Francs, made in the relevant areas of operation by RTI S.p.A. and Gestevision Telecinco S.A.

Operating companies collect all information regarding items where an exchange rate risk is present, which are fully hedged by means of derivative contracts with Mediaset Spa as counterpart, in charge of assessing the Group net position for each currency and managing risk hedges, in agreement with the guidelines and limitations established by the Executive committee, by trading derivative contracts in the market.

Derivative contracts stipulated by Mediaset S.p.A. are temporary contracts, purchase of options and collars.

Interest rate risk

Interest rate risk to which the Group is exposed mainly originates from the financial debts with variable rate that expose the Group to a cash flow risk.

The Group manages cash flow risk on interest rates by using derivative contracts, typically interest rate swap, that turn the variable rate into a fixed rate.

In all cases where derivatives stipulated to hedge the exchange rate risk and the interest rate risk are defined hedging instruments for the purposes of IAS 39, from the start of such hedging, the Group formally discloses the hedging relationship between the hedging instrument and the element hedged, the objectives of risk management and the strategy followed by hedging. The Group also discloses the assessment of the efficacy of the hedging instrument in offsetting the changes in financial flows that can be attributed to the hedged risk. This assessment is made at the beginning of the hedging and continuously through its duration.

Credit risk

As to financial counterparts, the Group is not characterised by significant credit risk concentrations and solvency risk

With respect to the management of liquid funds, the Board of Directors approved an "investment policy " that defines limits for rating, concentration and amount for each counterpart and for each individual issuance.

The counterparts used by the group in the management of derivatives are all of high standing, and in any case operability is distributed in such a way that it does not create excessive concentrations on one individual counterpart.

Liquid fund risk

Liquid fund risk is connected to the difficulty of finding funds to meet commitments.

A cautious management of the liquid funds risk implies :

- maintaining appropriate level of liquid funds in easy to sell short term securities . Guidelines adopted by the Mediaset Group particularly highlight this issue .
- the availability of funds that can be obtained by means of an appropriate amount of committed credit lines.

5. SEGMENT REPORT

Below is the data requested by IAS 14 for the primary and secondary sectors based on the current internal organisational structure and the Group executive reporting standards. It is worth noting that primary sectors coincide with the geographical areas determined on the basis of operations' sites. Specific secondary sectors for the areas of activity have been mentioned only with respect to the geographical segment in Italy, since in Spain, which means the Telecinco Group, there are no significant business sectors other than the television core business.

Main Sectors (geographical areas)

The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments.

The relationships between the two segments almost exclusively refer to the dividends distributed by subsidiary company Gestevision Telecinco. Data regarding inter-segment assets refer to the elimination of the stake held in Gestevision Telecinco, whose book value is recognised under the assets of geographical segment Italy, with subsequent recognition of the consolidation difference.

Non monetary costs refer to allocations to provisions for risks and charges and to the costs for share option plans.

2004	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	2,628.2	793.4	-	3,421.6
Inter-segment revenues	1.2	-	(1.2)	-
Consolidated net revenues	**2,629.4**	**793.4**	**(1.2)**	**3,421.6**
%	77%	23%		100%
Operating profit	**795.7**	**294.9**	**-**	**1,090.5**
%	73%	27%		100%
EBIT	**795.7**	**294.9**	**-**	**1,090.5**
Financial income/(losses)	143.5	4.5	(130.0)	18.0
Income/(expenses) from equity investments valued with the equity method	(65.0)	0.7	-	(64.3)
Income/(expenses) from other equity investments	0.2	1.7	-	1.9
EBT	**874.4**	**301.8**	**(130.0)**	**1,046.1**
Income taxes	(306.1)	(87.5)	-	(393.6)
Profit/(losses) pertaining to minority interests	(0.1)	-	(102.8)	(102.9)
Group Net Profit	**568.3**	**214.2**	**(232.8)**	**549.6**
OTHER INFORMATION				
Assets	4,521.8	752.3	(234.9)	5,039.2
Liabilities	1,668.6	274.2		1,942.8
Investments in tangible and intangible non current assets	840.1	164.8		1,004.9
Amortisation	715.4	162.8		878.2
Impairment losses	-	-		-
Other non monetary expenses	25.6	16.1		41.7

2005	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	2,746.9	931.1	-	3,678.0
Inter-segment revenue	1.2	-	(1.2)	-
Consolidated net revenues	**2,748.1**	**931.1**	**(1.2)**	**3,678.0**
%	75%	25%		**100%**
Operating profit	**787.8**	**413.3**	**-**	**1,201.1**
%	66%	34%		**100%**
EBIT	**828.7**	**413.3**	**2.1**	**1,244.1**
Financial income/(losses)	82.6	5.8	(86.5)	1.9
Income/(expenses) from equity investments valued with the equity method	2.1	(0.2)		1.9
Income/(expenses) from other equity investments	(48.3)	2.6		(45.7)
EBT	**865.1**	**421.5**	**(84.4)**	**1,202.2**
Income taxes	(323.5)	(131.1)		(454.6)
Profit/(losses) pertaining to minority interests	(0.2)	(0.1)	(143.9)	(144.2)
Group Net Profit	**541.4**	**290.3**	**(228.3)**	**603.4**
REVENUES FROM EXTERNAL CUSTOMERS: GEOGRAPHICAL BREAKDOWN				
Italian customers	2,706.8	905.0		
European customers	18.2	25.4		
Others	21.9	0.7		
OTHER INFORMATION				
Assets	5,077.2	893.3	(223.7)	5,746.8
Liabilities	2,545.6	322.2		2,867.8
Investments in tangible and intangible non current assets	863.7	143.0		1,006.7
Amortisation	637.2	161.8		799.0
Impairment losses	9.7	-		9.7
Other non monetary expenses	35.7	9.0		44.7

The write-down for impairment recognised in 2005, equal to EUR 9.7 million, highlighted in geographical sector Italy, refers to the impairment of goodwill on multimedia operations.

The following table shows the cash flow statement by geographical area. It should be noted that item *cashed-in dividends* regarding geographical area Italy includes the dividends received from Gestevision Telecinco.

Cash flow statement (geographical breakdown)	Italy		Spain	
	2005	2004	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES:				
Operating profit before taxation	738.2	730.9	413.0	297.3
+ Depreciation and amortisation	646.9	715.4	161.8	162.8
+ Other provisions and non-cash movements	81.9	69.6	9.0	15.6
+ Change in working capital	75.4	68.2	7.2	(8.5)
- Interest paid/received	0.5	(34.7)	-	(1.9)
- Tax paid	(386.8)	(206.0)	(116.5)	(76.2)
Net cash flow from operating activities[A]	**1,156.1**	**1,343.4**	**474.5**	**389.1**
CASH FLOW FROM INVESTING ACTIVITIES:				
Proceeds from the sale of fixed assets	22.4	1.1	1.8	5.0
Proceeds from the sale of equity investments	82.5	0.3	4.2	2.0
Interests and other financial income received	-	45.0	-	-
Purchases in television rights	(690.6)	(673.0)	(133.3)	(154.6)
Changes in advances for television rights	(7.1)	(37.6)	(20.5)	14.2
Purchases of other fixed assets	(173.1)	(167.1)	(9.7)	(10.2)
Equity investments	(5.0)	(108.1)	(2.4)	(0.9)
Changes in other financial assets	49.1	4.4	-	-
Loans to other companies (granted)/repaid	(29.7)	-	-	-
Dividends received	89.9	131.9	1.1	0.9
Acquisition due to business combinations (net of cash acquired) (*)	(114.2)	-	-	-
Net cash flow from investing activities [B]	**(775.8)**	**(803.1)**	**(158.8)**	**(143.6)**
CASH FLOW FROM FINANCING ACTIVITIES:				
Share capital issues	-	-	-	-
Change in treasury shares	(418.6)	6.4	(26.4)	(0.1)
Changes in financial liabilities	571.9	(301.7)	0.6	-
Dividends paid	(448.8)	(271.3)	(172.6)	(250.0)
Changes in other financial assets/liabilities	(5.5)	-	(0.4)	1.0
Interests (paid)/received	2.1	-	6.1	6.5
Net cash flow from financing activities [C]	**(298.9)**	**(566.6)**	**(192.7)**	**(242.6)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**81.4**	**(26.3)**	**123.0**	**2.9**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**70.3**	**96.6**	**223.4**	**220.5**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**151.7**	**70.3**	**346.4**	**223.4**

Secondary segments (areas of operation)

The operating segments defined in geographical area Italy, considering the actual significance and the organization and business structure of the Group are the following:

- ***Free To Air TV***, the Group's core business, which includes television operations of the three national networks currently broadcasted in the analogue mode, the operations connected to own non encrypted channels distributed by means of the digital terrestrial technology and operations connected to the analogue and digital broadcasting network;
- ***Pay per View*** television operations, which are *Mediaset Premium* operations started in early 2005;
- **Other operations** ancillary to the main one (new media, satellite theme channels, other advertising concessions, teleshopping) which are included as residual aggregates.

2004	FREE TO AIR TELEVISION	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	**2,542.6**		**86.7**	**2,629.3**
%	97%		3%	100%
Television rights	1,752.3	42.8	8.8	1,803.9
Other tangible and intangible non current assets	454.1	55.8	9.6	519.5
Goodwill	8.4	-	9.7	18.1
Trade receivables	702.6	-	23.2	725.8
Inventories	26.0	0.2	0.6	26.7
Operating assets	**2,943.4**	**98.8**	**51.9**	**3,094.0**
Investments in television rights	617.2	49.7	6.1	673.0
Other investments	96.7	67.4	3.0	167.1
Investments in tangible and intangible assets	**713.9**	**117.1**	**9.1**	**840.1**

2005	FREE TO AIR TELEVISION	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	**2,611.4**	**44.2**	**92.5**	**2,748.1**
%	95%	2%	3%	100%
Television rights	1,791.3	112.3	9.6	1,913.2
Other tangible and intangible non current assets	625.6	85.8	21.5	732.9
Goodwill	8.5	-	6.5	15.0
Trade receivables	760.9	26.1	18.9	805.9
Inventories	20.4	1.2	2.1	23.7
Operating assets	**3,206.7**	**225.4**	**58.6**	**3,490.7**
Investments in television rights	588.4	95.4	6.8	690.6
Investments due to business combinations	115.7	-	23.4	139.1
Other investments	132.7	38.9	1.5	173.1
Investments in tangible and intangible assets	**836.8**	**134.3**	**31.7**	**1,002.8**

Comments regarding the breakdown and changes in revenues from the areas of operation mentioned are already included in the Directors' Report on Operations.

Main secondary segment operations refer to ***television rights*** and are as follows:

- for the ***Free-to-air*** area, the library (films, dramas, short TV series, television series, cartoons), self-produced long dramas, entertainment rights, news and sports programmes that feed the three general channels;

- for the ***Pay-per-view*** area, the broadcasting rights for the main Serie A football clubs, purchased in 2004 and 2005 with starting date in the football seasons 2004/2007; in 2005 the rights of Juventus were also acquired for 2007/2008 and 2008/2009 seasons and entertainment and cinema rights were purchased that will complete Mediaset Premium's offer.

The ***assets concerning the business combination*** carried out with the HSE Group, refer for EUR 115.7 million to the frequencies for the creation of the second digital multiplex, included in *Free-to-Air Television* operations, and for EUR 23.4 million to specific intangible assets and to the goodwill recognised and allocated at the moment of the acquisition to teleshopping operations, part of the *other business area*.

Other investments refer:

- for *free-to-air* television operations, mainly to the completion of infrastructures regarding the two digital multiplexes and investments for the maintenance of the analogue network;
- for *pay-per-view* television operations, to first negotiation and option rights acquired from the main Serie A football clubs for football seasons starting from 2007. In particular, in 2005 the right of option was acquired regarding Juventus rights for the 2009/2010 season.

COMMENTS ON THE MAIN ASSET ITEMS

(amounts in EUR millions)

6. NON CURRENT ASSETS

6.1 Property, plant and equipment

The changes given below concern the original cost, the provisions for depreciation and write-downs and net value for the last two years.

COST	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2004	**165.9**	**538.9**	**74.0**	**80.5**	**19.5**	**878.8**
Additions	4.4	39.5	5.4	10.3	25.9	85.5
Other movements	21.5	33.2	0.3	(4.9)	(16.3)	33.8
Disposals	-	(16.4)	(0.6)	-	(0.1)	(17.1)
Business combinations	-	-	-	-	-	-
Balance at 31/12/2004	**191.8**	**595.2**	**79.1**	**85.9**	**29.0**	**981.0**
Additions	22.6	42.3	4.6	8.5	34.5	112.5
Other movements	(2.3)	18.8	1.8	0.8	(28.3)	(9.2)
Disposals	(2.2)	(15.4)	(2.1)	(1.2)	(1.0)	(21.9)
Business combinations	-	0.9	1.2	0.1	-	2.2
Non current assets held for sale	-	(10.4)	-	-	-	(10.4)
Balance at 31/12/2005	**209.9**	**631.4**	**84.6**	**94.1**	**34.2**	**1,054.2**

AMORTISATION AND DEPRECIATION	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2004	**(64.0)**	**(394.3)**	**(50.2)**	**(49.8)**	**-**	**(558.3)**
Other movements	(16.0)	(21.3)	0.2	5.1	-	(32.0)
Disposals	-	15.8	0.3	-	-	16.1
Amortisation for the period	(4.7)	(45.2)	(4.7)	(10.3)	-	(64.9)
(Depreciation), (write-downs)/write-ups	-	-	-	-	-	-
Business combinations	-	-	-	-	-	-
Balance at 31/12/2004	**(84.7)**	**(445.0)**	**(54.4)**	**(55.0)**	**-**	**(639.1)**
Other movements	11.1	3.2	(0.4)	0.2	-	14.1
Disposals	1.3	14.6	1.9	1.1	-	18.9
Amortisation for the period	(6.2)	(46.8)	(5.5)	(10.3)	-	(68.8)
(Depreciation), (write-downs)/write-ups	-	-	-	-	-	-
Business combinations	-	-	-	-	-	-
Non current assets held for sale	-	2.2	-	-	-	2.2
Balance at 31/12/2005	**(78.5)**	**(471.8)**	**(58.4)**	**(64.0)**	**-**	**(672.7)**

NET BOOK VALUE	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2004	**101.9**	**144.6**	**23.8**	**30.7**	**19.5**	**320.5**
Additions	4.4	39.5	5.4	10.3	25.9	85.5
Other movements	5.5	11.9	0.5	0.2	(16.3)	1.8
Disposals	-	(0.6)	(0.3)	-	(0.1)	(1.0)
Amortisation for the period	(4.7)	(45.2)	(4.7)	(10.3)	-	(64.9)
(Depreciation), (write-downs)/write-ups	-	-	-	-	-	-
Business combinations	-	-	-	-	-	-
Balance at 31/12/2004	**107.1**	**150.2**	**24.7**	**30.9**	**29.0**	**341.9**
Additions	22.6	42.3	4.6	8.5	34.5	112.5
Other movements	8.8	22.0	1.4	1.0	(28.3)	4.9
Disposals	(0.9)	(0.8)	(0.2)	(0.1)	(1.0)	(3.0)
Amortisation for the period	(6.2)	(46.8)	(5.5)	(10.3)	-	(68.8)
(Depreciation), (write-downs)/write-ups	-	-	-	-	-	-
Business combinations	-	0.9	1.2	0.1	-	2.2
Non current assets held for sale	-	(8.1)	-	-	-	(8.1)
Balance at 31/12/2005	**131.4**	**159.7**	**26.2**	**30.1**	**34.2**	**381.6**

The main period increases concern:

- property: EUR 18.5 million regarding the purchase of the executive building in Cologno Monzese, viale Europa 48;
- plant and equipment: EUR 36.3 million regarding television broadcasting systems, EUR 24.2 million of which regard the new digital multiplex technology;
- tangible assets under formation and advances: regarding projects in progress mainly attributable to digital multiplex systems (EUR 20.9 million), television broadcasting systems, stations and various equipment.

The value of assets held for sale refers to the reclassification of digital equipment which, based on the agreements stipulated at the end of the year, will be sold to third parties in 2006.

Item ***Property*** includes the value of an office building in Rome and object of financial leasing recorded in the accounts as follows:

	2005	2004
Historical cost	5.2	5.2
Amortisation	(0.2)	(0.2)
Net book value	**4.9**	**5.0**

The following tables show the main information regarding this contract:

Lease term	8 years
Maturity	December 2009
Original purchase price	0.5
Initial discount rate	3,60%
Reference rate	Euribor 3M

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
Liabilities from finance leasing	**3.3**	**4.0**	**3.0**	**3.6**
due within one year	*0.7*	*0.4*	*0.6*	*0.6*
due within five years	*2.6*	*3.6*	*2.4*	*3.0*
financial charges	(0.3)	(0.4)	-	
Present value of liabilities from finance leasing	**3.0**	**3.6**	**3.0**	**3.6**

The fair value of the liability is close to the carrying value.

6.2 Television rights

Below are the changes regarding the last two years for original cost , provisions for amortisation and write-downs and net value. It is worth noting that item *other changes* includes reclassifications regarding the capitalisation of advances previously paid to suppliers (classified in previous years under ***other intangible fixed assets***) for which during the year contracts have been stipulated or production has been completed, contracts have been cancelled or rights have contractually expired.

	Cost	Amortisation and depreciation	Net book value
Balance at 1/1/2004	**5,600.9**	**(3,668.0)**	**1,932.9**
Additions	718.1	-	718.1
Other movements	(690.8)	806.0	115.2
Disposals	(90.2)	86.6	(3.6)
Amortisation for the period	-	(766.1)	(766.1)
(Depreciation), (write-downs)/write-ups	-	-	-
Business combinations	-	-	-
Balance at 31/12/2004	**5,538.0**	**(3,541.5)**	**1,996.5**
Additions	708.3	-	708.3
Other movements	(319.1)	449.0	129.8
Disposals	(133.9)	99.1	(34.8)
Amortisation for the period	-	(724.6)	(724.6)
(Depreciation), (write-downs)/write-ups	-	11.2	11.2
Non current assets held for sale	(15.7)	7.9	(7.7)
Balance at 31/12/2005	**5,777.6**	**(3,698.9)**	**2,078.7**

Overall 2005 increases amount to EUR 824.0 million (EUR 837.9 million in 2004) and refer to purchases for EUR 708.3 million, (EUR 718.1 million at December 31st, 2004), capitalisations of advances previously paid to suppliers (classified at December 31st, 2004 under ***intangible assets under formation and advances***), for EUR 115.6 million (EUR 114.0 million at December 31st, 2004), and the reclassification for EUR 20.0 million of the first negotiation and pre-emption right (accounted for at December 31st, 2004 under *other intangible assets*), due to the subscription of the agreement with Juventus F.C. S.p.A. for the broadcasting of home matches of the Italian football division, training sessions and a friendly tournament for the sport seasons 2007/2008 e 2008/2009.

Net disposals regard the sale to Telecom Italia of the ADSL use of the rights to Serie A division football matches regarding the second half of the 2004/2005 season and all the matches in the 2005/2006 and 2006/2007 seasons.

Rights that have not become effective at December 31st, 2005 amount on the whole to around EUR 488.3 million (EUR 452.3 million approximately at December 31st, 2004).

Item ***Non current assets held for sale*** includes the reclassification of the carrying value of the library of television rights of theme channels, equal to EUR 7.7 million which, based on the agreements signed at the end of 2005, will be sold to Sky Italia S.p.A.

Write-ups for EUR 11.2 million are attributable to the adjustment of the write-down provision regarding rights that have exhausted the available usage but have not expired yet, to update it to the actual remaining value of reference.

6.3 Goodwill

Below are the movements regarding the last two years for net value:

	Goodwill	Differences arising from consolidation	Total
Balance at 1/1/2004	**9.7**	**308.4**	**318.1**
Additions	-	78.3	78.3
Other movements	-	-	-
Disposals	-	-	-
(Depreciation), (write-downs)/write-ups	-	-	-
Business combinations	-	-	-
Balance at 31/12/2004	**9.7**	**386.7**	**396.4**
Additions	-	0.1	0.1
Other movements	-	-	-
Disposals	-	(24.6)	(24.6)
(Depreciation), (write-downs)/write-ups	(9.7)	-	(9.7)
Business combinations	0.9	5.6	6.5
NET BOOK VALUE AT 31/12/2005	**0.9**	**367.8**	**368.8**

In 2005, the change in item ***goodwill*** relates for EUR -9.7 million to the write-down of the goodwill item in Jumpy and, for EUR 0.9 million, to the goodwill in company Home Shopping Europe S.p.A. acquired by the Group in 2005. ***Differences arising from consolidation*** decreased by EUR 24.6 million because of the disposal of the 1.9% stake in the capital of company Gestevision Telecinco. The increase is to be fully attributed to the effects of the business combination of the activities belonging to the HSE Group, as is described more in detail in note 20 below.

At December 31st, 2005, goodwill items were subject to the impairment test required by IAS 36. This assessment, to be carried out at least once every year, was performed at the level of Cash Generating Units, CGU, to which the value of goodwill is attributed. The following table shows the allocation in the two years of the overall goodwill to the related CGU, before any impairment recognition.

(amounts in EUR millions)

	31/12/2005	31/12/2004
Telecinco	353.7	378.3
teleshopping	6.5	0.0
multimedia	9.7	9.7
other	8.5	8.5
Total	**378.4**	**396.4**

The most significant amount of goodwill is that generated after the acquisitions of the controlling interest in Gestevision Telecinco, whose market value was determined by taking, as best approximation of the fair value of the shareholding, the Stock exchange capitalisation of the Telecinco stock. On the basis of the average stock price recorded in 2005, equal to EUR 18.38 per share (with respect to a specific value at 30/12/2005 of EUR 21.32 per share), the market value of the 50.1% stake held by Mediaset, without quantifying the control premium, amounted to EUR 2,267.7 million.

The carrying amount of other CGUs, all defined in the segment of Italian businesses, was determined by estimating their current value, calculated as the current value of operating prospective cash flows derived from the most recent company budgets and plans approved by the Board of Directors of Mediaset S.p.A.

Goodwill items subject to impairment on the basis of the estimate of their value in use refer to:

- EUR 6.5 million to the goodwill generated as a result of the acquisition in 2005 of Home Shopping Europe S.p.A. operations, assigned to the business unit identified by the Mediashopping brand, through which the Group is active in Italy in the field of ***teleshopping***;
- EUR 9.7 million to the goodwill generated in 2001 by means of the acquisition of Jumpy Internet business, assigned to the ***Multimedia*** area, which gathers the activities carried out in Italy within new media (Internet, teletext, multimedia services);
- the remaining amount equal to EUR 8.5 million refers to the goodwill generated mainly during the establishment or completion of the Group organisation, assigned to the ***core television businesses***.

The main assumptions used for the calculation of the value in use concern the discounting rate and the growth rate of cash flows beyond the 5 years planning term.

In particular, for all the CGUs a discount rate was applied which is equal to the weighted average cost of capital of 8.8% for positive flows (corresponding to gross rates between 5.3% and 11.7%) – and of 3.5% for negative flows, while the growth rate used to calculate the financial flows beyond the planning term is equal to 2%.

Among the main assumptions underlying the financial forecasts of the CGUs being assessed, it is worth noting the one regarding the switch-off date of analogue programmes, established by the current regulations at December 31st, 2008, an event which is connected to the evolution of the penetration of decoders to receive the digital terrestrial signal.

Due to changes in the competitive context and in terms of business, the comparison between value in use and carrying value led to an assessment of the impairment of the ***Multimedia*** unit that led to the full write-down of the goodwill present in this CGU for EUR 9.7 million and to a consequent write-down recognised in the income statement under item *Impairment losses and reversal of impairment on fixed assets.*

As to the other CGUs, no indications emerged that such businesses may have been subject to impairment.

6.4 Other intangible assets

COST	Patents and intellectual property rights	Trademarks	Concessions	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2004	**90.7**	**134.5**	**28.2**	**200.1**	**18.3**	**471.8**
Additions	7.0	0.2	6.8	141.5	73.9	229.4
Other movements	(0.6)	(0.2)	0.1	(114.1)	(24.3)	(139.1)
Disposals	-	-	-	(0.1)	(1.4)	(1.5)
Business combinations	-	-	-	-	-	-
Balance at 31/12/2004	**97.1**	**134.5**	**35.1**	**227.4**	**66.5**	**560.6**
Additions	8.0	0.8	10.0	148.8	41.6	209.2
Other movements	8.8	-	0.2	(125.5)	(25.8)	(142.3)
Disposals	0.5	-	(0.9)	(0.2)	-	(0.6)
Business combinations	0.2	-	115.7	-	14.5	130.4
Balance at 31/12/2005	**114.6**	**135.3**	**160.1**	**250.5**	**96.8**	**757.3**

AMORTISATION AND DEPRECIATION	Patents and intellectual property rights	Trademarks	Concessions	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2004	**(77.1)**	**(128.0)**	**(5.9)**	**(34.2)**	**(17.1)**	**(262.3)**
Other movements	1.1	1.2	-	0.3	22.6	25.2
Disposals	-	-	-	-	1.4	1.4
Amortisation for the period	(12.0)	(1.2)	(8.8)	-	(4.9)	(26.9)
(Depreciation), (write-downs)/write-ups	-	-	-	(6.5)	(11.5)	(18.0)
Business combinations	-	-	-	-	-	-
Balance at 31/12/2004	**(88.0)**	**(128.0)**	**(14.7)**	**(40.4)**	**(9.5)**	**(280.6)**
Other movements	-	-	-	-	(2.5)	(2.5)
Disposals	-	-	0.6	-	-	0.6
Amortisation for the period	(11.6)	(1.1)	(7.2)	-	(0.0)	(19.9)
(Depreciation), (write-downs)/write-ups	-	-	-	(3.0)	11.5	8.5
Business combinations	-	-	-	-	-	-
Balance at 31/12/2005	**(99.6)**	**(129.1)**	**(21.3)**	**(43.4)**	**(0.5)**	**(293.9)**

NET BOOK VALUE	Patents and intellectual property rights	Trademarks	Concessions	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2004	**13.6**	**6.5**	**22.3**	**165.9**	**1.2**	**209.5**
Additions	7.0	0.2	6.8	141.5	73.9	229.4
Other movements	0.5	1.0	0.1	(113.8)	(1.7)	(113.9)
Disposals	-	-	-	(0.1)	-	(0.1)
Amortisation for the period	(12.0)	(1.2)	(8.8)	-	(4.9)	(26.9)
(Depreciation), (write-downs)/write-ups	-	-	-	(6.5)	(11.5)	(18.0)
Business combinations	-	-	-	-	-	-
Balance at 31/12/2004	**9.1**	**6.5**	**20.4**	**187.0**	**57.0**	**280.0**
Additions	8.0	0.8	10.0	148.8	41.6	209.2
Other movements	8.8	-	0.2	(125.5)	(28.3)	(144.8)
Disposals	0.5	-	(0.3)	(0.2)	-	(0.0)
Amortisation for the period	(11.6)	(1.1)	(7.2)	-	(0.0)	(19.9)
(Depreciation), (write-downs)/write-ups	-	-	-	(3.0)	11.5	8.5
Business combinations	0.2	-	115.7	-	14.5	130.4
Balance at 31/12/2005	**15.0**	**6.2**	**138.8**	**207.1**	**96.2**	**463.3**

Patents and intellectual property rights mainly refer to software regarding company applications, conditioned access system for pay-per-view operations (CAS) and content management systems. Among the increases in the year in this item, EUR 6.6 million refers to the capitalisation of a module of the information system for the management of the active cycle, recorded in previous years under *intangible assets under formation and advances*.

Trademarks refer to the "Jumpy" brand, registered in 2001, due to the acquisition of Jumpy S.p.A. branch concerning publishing operations of its online portal. This brand is amortised on 120 months considering its estimated useful life.

Concessions include investments for the acquisition of frequencies from local broadcasters for the implementation of a second DTT multiplex broadcasting system. Starting from 2005, the period of economic working life of these frequencies has been revised, considering the legal innovation brought by Act 112/04 and subsequent administrative decisions that presume the will of the Italian legislator as well as the Regulating Authority to establish some continuity between the current transition phase and the final stage of the digital system in the use of current networks and broadcasting frequencies. This change of estimate determined an overall effect in the period of EUR 7.5 million in terms of lower amortisation. Period changes include the purchases of frequencies from local televisions to increase the coverage of the first multiplex and the additions brought by the HSE Group business combination operation described in the note below.

Item ***intangible assets under formation and advance payments***, at December 31st, 2005 mainly consist of advance payments made to suppliers for the acquisition of television rights, advances paid for dubbing services and for options on the completion of programmes and production start-ups. Increases for the year , equal to EUR 148.8 million, refer to advances paid by RTI and Telecinco to suppliers of TV rights, EUR 37.0 million of which regard advances paid for the production of long serial dramas for Mediaset networks

Decreases mainly resulted from the completion of productions and the finalisation of contracts under negotiation at December 31st, 2004, with subsequent reclassification to ***television rights*** for EUR 115.7 million.

Item ***other intangible assets***, almost exclusively refers to the first negotiation and pre-emption rights regarding encrypted television rights of the main Serie A football teams. Increases refer for EUR 36.5 million to the amounts paid to some Serie A soccer clubs (Juventus, Lazio and Sampdoria) for the rights of option and first negotiation acquired, regarding encrypted television rights of these clubs, starting from season 2007/2008, with the addition in 2005 of the option right for Juventus rights for season 2009/2010. Decreases, as previously commented upon in item television and movie rights, are attributable to the reclassification under this item of the first negotiation right regarding Juventus for EUR 20.0 million following the exercise of this right by Mediaset at the moment of the acquisition of the rights regarding seasons 2007/2009.

The original value of the rights was restored on December 31st, 2005, by cancelling last year's write-down of EUR 11.5 million that considered, based on the evidence then available, possible different contract terms that were likely at the time these rights would be negotiated.

6.5 Investments in associates / joint ventures

The following table summarises the stakes held and carrying values of shareholdings valued by the equity method in the two years of reference:

	31/12/2005		31/12/2004	
	Stake %	Book Value (EUR millions)	Stake %	Book Value (EUR millions)
Associated companies				
Multipark Madrid	-	-	18.2%	2.4
Titanus Elios S.p.A.	29.6%	9.4	29.5%	9.2
Aprok Imagen S.L.	20.2%	0.9	20.8%	0.7
Publieci Television S.A.	25.2%	1.0	26.0%	0.9
Canal Factoria de Fiction S.A.	20.2%	0.4	20.8%	0.4
Red de Televisión Digital Valencia S.A.	25.2%	1.5	-	-
Other		0.3		0.9
Total		**13.5**		**14.5**
Joint ventures				
Boing S.p.A.	51.0%	3.6	51.0%	5.1
Fascino P.G.T. S.r.l.	50.0%	8.4	50.0%	8.0
Press TV S.p.A.	50.0%	0.3	50.0%	1.1
Mediavivere S.r.l.	50.0%	3.1	50.0%	1.6
Total		**15.4**		**15.8**
Balance at 31/12/2005		**28.9**		**30.3**

It should be noted that the value of the stake held in Fascino PGT S.r.l. includes goodwill for EUR 7.2 million, whose value, subject to annual impairment test, did not show any impairment losses.

The following table shows the main income statement and balance sheet data of associates and joint ventures:

2005	Total Assets	Total Shareholders' Equity	Total Liabilities	Total Revenues	Net Profit
Aprok Imagen S.L.	3.9	2.1	1.8	6.6	0.8
Boing S.p.A.	8.4	7.1	1.3	2.8	(2.9)
Canal Factoria de Fiction S.A.	2.2	1.1	1.1	3.5	0.5
Europortal Jumpy Espana S.A.	1.1	(1.8)	2.9	1.3	(1.1)
Fascino P.G.T. S.r.l.	14.6	1.6	13.0	62.5	0.6
Press TV S.p.A.	6.6	0.6	6.0	9.8	(1.5)
Mediavivere S.r.l.	17.6	6.3	11.3	49.8	5.4
Premiere Megaplex S.A.	1.9	(1.8)	3.7	1.3	(1.9)
Publieci Television S.A.	2.9	1.9	1.0	26.1	1.5
Red de Televisión Digital Valencia S.A.	3.0	3.0	-	-	-
Titanus Elios S.p.A.	32.4	31.4	1.0	3.1	0.6
Total	**94.6**	**51.5**	**43.1**	**166.8**	**2.0**

2004	Total Assets	Total Shareholders' Equity	Total Liabilities	Total Revenues	Net Profit
Aprok Imagen S.L.	2.7	1.8	0.9	6.2	0.7
Boing S.p.A.	-	-	-	-	-
Canal Factoria de Fiction S.A.	2.1	0.9	1.2	2.8	0.4
Europortal Jumpy Espana S.A.	0.8	(0.6)	1.4	1.0	(0.7)
Fascino P.G.T. S.r.l.	22.8	1.6	21.2	49.4	0.9
Press TV S.p.A.	8.2	2.2	6.0	13.3	(0.8)
Mediavivere S.r.l.	11.6	3.2	8.4	31.7	2.5
Multipark Madrid	7.8	6.9	0.9	2.7	0.4
Premiere Megaplex S.A.	4.0	0.1	3.9	1.7	(0.2)
Publieci Television S.A.	2.7	1.8	0.9	25.3	1.4
Red de Televisión Digital Valencia S.A.	-	-	-	-	-
Titanus Elios S.p.A.	31.2	30.8	0.4	3.0	0.6
Total	**93.9**	**48.7**	**45.2**	**137.1**	**5.2**

6.6 Other financial assets

The following tables show the value at the closing dates of the last two years and changes that occurred in 2005 in Other financial assets:

	Balance at 31/12/2004	Additions	Disposals	Fair Value adjustments/ Impairment	Non current assets held for sale	Balance at 31/12/2005
Equity investments	106.4	-	(4.7)	(51.2)	(2.1)	48.4
Financial receivables (due after 12 months)	3.5	53.7	(0.6)	-	-	56.6
Securities available for sale	108.8	1.6	(25.7)	-	-	84.9
Total	**218.7**	**55.3**	**(31.0)**	**(51.2)**	**(2.1)**	**189.9**

The main change in ***Equity investments*** refers to the write-down for EUR 50.7 million of the investment in the share capital of HOPA S.p.A equal to a 2.73% stake for EUR 96.3 million. As already mentioned at December 31st, 2004, under the agreement stipulated on December 6th, 2002 between Mediaset S.p.A. and Fingruppo Holding S.p.A., Mediaset holds, for an amount of EUR 40,000, an option for the unconditional sale to Fingruppo of its 2.73% stake, equal to 37,289,973 shares, held in HOPA S.p.A. for an amount equal to EUR 1.33 and EUR 1.44 per share, respectively, variable based on the time of the exercise and, in any case, not after January 2008, that can be diminished by the amount of dividends distributed by HOPA. In mid-January the Board of Directors of Mediaset S.p.A. decided to exercise the sale option of its stake in HOPA with respect to Fingruppo Holding S.p.A. Other changes refer for EUR 4.7 million to the repayment of shares held in company Convergenza S.C.A., because of which a EUR 1.2 million capital gain was achieved, and to the adjustment of EUR –0.6 million of the stake held in Euromedia Luxemburg Two S.A., whose remaining value is reclassified under *Securities available for sale*.

The increase in ***Financial receivables*** refers for EUR 49.2 million to the receivable due from British Telecom regarding the sale of the equity investment in Albacom S.p.A. carried out on February 4th, 2005. As was already commented in the Financial Statements at December 31st, 2004, with respect to this receivable, a provision of EUR 34.6 million for risks was set up, resulting from the difference of its value and EUR 14.6 million, the minimum value envisaged by the contract in the closing operation of the sale of the equity investment. This item also included the EUR 4.5 million loan paid by parent company Publitalia '80 S.p.A. to subsidiary company Radio e Reti S.r.L.

Changes in ***available for sale*** investments mainly refer to the sale of quotas in one of the three investment funds managed through ABS Finance Fund. This company is set up as an "umbrella fund", that is, it is organised in investment funds which are managed separately but from a legal viewpoint, are considered as one single unit.

At December 31st, the Mediaset Group resulted as the subscriber of investment quotas in two portfolios, that mainly invest in securities with a high rating assigned by agencies like Moody and S&P. Reference benchmarks of the two portfolios subscribed are in line with those present on the market for funds with similar investments.

6.7 Deferred tax assets and liabilities

	31/12/2005	31/12/2004
Deferred tax assets	283.0	257.8
Deferred tax liabilities	(118.3)	(71.0)
Net value	**164.7**	**186.8**

The following tables show separately for assets and liabilities the movements regarding deferred tax assets and deferred tax liabilities over the two years.

DEFERRED TAX ASSETS	Balance at 1/1	Tax (charged)/credited to income statement	Tax (charged)/credited to equity	Business combinations	Other movements	Balance at 31/12
2004	278.0	(20.8)	2.5	-	(1.9)	257.8
2005	261.0	0.2	-	22.6	(0.7)	283.0

(*) the figure at January 1st, 2005 includes the effect caused by the first time application of IAS 39

Changes in the income statement mainly refer to the use of tax assets allocated on the write-down of equity investments made in previous years and on tax assets generated by conferral operations and the sale of intragroup equity investments.

Tax assets regarding actuarial assessment of defined benefit plans and to the movements in hedging reserves for future cash flows are recognised directly in shareholders' equity.

The effect regarding business combinations refers to the recognition at the moment of allocating the purchase price of assets for tax advances on tax losses of company Home Shopping Europe S.p.A. as is described in note 20.

No tax assets have been allocated for advance taxes related to tax losses that can be brought forward (equal to EUR 185.0 million) from subsidiary Mediaset Investment S.a.r.l. since to date there is no certainty that these losses will be recovered.

DEFERRED TAX LIABILITIES	Balance at 1/1	Tax (charged)/credited to income statement	Tax (charged)/credited to equity	Business combinations	Other movements	Balance at 31/12
2004	(88.2)	15.2	-	-	1.9	(71.0)
2005	(72.6)	(11.3)	0.5	(35.6)	0.7	(118.3)

(*) the figure at January 1st, 2005 includes the effect caused by the first time application of IAS 39

Movements in the income statement mainly refer to the release and allocation of deferred taxed to align the fiscal useful lives to the economic ones.

The effect regarding company aggregations refers to both existing tax liabilities at the moment of the acquisition of Home Shopping Europe, and the recording of deferred taxes payables that originated from the recording of the fair value of specific intangible assets made when allocating the purchase price, as is described in note 20.

Other movements refer to compensations made in order to highlight the net position of the fiscally significant elements generated for the defined benefit plans.

7 CURRENT ASSETS

7.1 Inventories

At the end of the year, this item consisted of:

	Gross	Write-downs	31/12/2005 Net value	31/12/2004 Net value
Raw and ancillary materials, consumables	7.8	(3.3)	4.5	4.4
Work in progress and semi-finished products	1.9	-	1.9	7.4
Contracts in progress	-	-	-	-
Finished goods and products	23.3	(4.3)	19.1	15.5
Total	**33.0**	**(7.5)**	**25.5**	**27.3**

Changes in inventories, calculated at cost during the year, equal EUR 4.0 million. Write-downs for EUR 0.3 million were carried out and recoveries of previous write-downs for EUR 0.5 million.

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment; the write-down concerns slow-moving items, which have been written down to their estimated realisable value.
Work in progress and semi-finished products primarily consist of screenplays and television productions in progress.
Finished goods and products primarily include:

- television productions held by R.T.I. S.p.A. totalling EUR 14.5 million (EUR 12.3 million at December 31st, 2004);
- smart card stocks regarding Mediaset Premium operations for EUR 1.2 million;
- products for "goods exchange" operations carried out by Promoservice Italia S.r.l. for EUR 0.7 million (EUR 1.2 million at December 31st, 2004);
- products for teleshopping activities for EUR 2.0 million.

This item includes EUR 2.9 million acquired by means of the business combination with Home Shopping Europe Group.

7.2 Trade receivables

At December 31st, 2005, this item could be broken down as follows:

	Balance at 31/12/2005	Balance at 31/12/2004
Receivables from customers	994.1	899.4
Receivables from subsidiaries	0.1	0.1
Receivables from affiliated companies	3.5	2.4
Receivables from parent company	2.2	2.3
Receivables from Fininvest Group and Mediolanum Group companies	12.9	10.2
Total	**1,012.7**	**914.4**

All trade receivables are due within 12 months. Their carrying value is close to the fair value.

Trade receivables at December 31st, 2005, relate for EUR 877.0 million net of the allowance for doubtful accounts, to the sale of advertising space (EUR 806.2 million at December 31st, 2004) EUR 164.7 million of which relating to the Telecinco Group and EUR 3.0 million regarding Publieurope Ltd. This item also includes receivables from Telecom Italia for EUR 19.2 million for the sale of the ADSL use regarding the rights of Serie A division football clubs, EUR 6.2 million regarding the sale of prepaid cards and EUR 46.2 million for the sale of television rights and productions regarding Mediaset Group and Telecinco Group companies.

A detailed analysis of receivables due from subsidiary companies, affiliated companies, and those related to the Fininvest Group, is shown in the subsequent note 22 *(Related parties transactions)*.

7.3 Other receivables and current assets

	Balance at 31/12/2005			Balance at 31/12/2004
		Due		
	Total	Within 1 year	After 1 year	
Other receivables	138.3	136.3	2.0	179.9
Prepayments and accrued income	206.5	206.5	0.0	33.4
Total	**344.8**	**342.8**	**2.0**	**213.3**

Other receivables include:

- *Receivables due from taxation authorities* mainly regarding income tax advances for EUR 6.0 million;
- *Advances to suppliers, outside contractors and agents* paid to advertising area consultants and suppliers and to suppliers, artists and other professionals for television productions for EUR 14.9 million;
- *Advances to employees* paid for business travel for EUR 1.7 million;
- *receivables* for EUR 63.8 million from factoring companies, following the sale of trade receivables without recourse, which had not been settled by the factoring company at year end.

Receivables transferred in the year to factoring companies without recourse total EUR 249.2 million (EUR 274.9 million at December 31st, 2004). Receivables that have not yet expired at December 31st, 2005, amount to EUR 58.3 million; EUR 1.0 million of these receivables were received in advance.

The balance also includes EUR 18.0 million from Europa TV S.p.A. for an advance payment on the preliminary contract whose object are the frequencies of this company, as is described in note 23 below (*investment commitments and guarantees*).

The loan paid to Albacom S.p.A. included in the balance at December 31st, 2004, equal to EUR 19.5 million was completely received in 2005.

In item ***prepayments and accrued income*** the most significant items refer to:

- the rights for the Champion League matches for season 2005/2006, equal to EUR 16.2 million acquired by company Union des Associations Europeennes de Football, and
- rights for the "serie A" (premiership) football matches for seasons 2005-2008, equal to EUR 157.2 million acquired from the Football League, that are included in the income statement when the single event occurs;
- the costs for smart cards and vouchers which are equal to EUR 10.0 million recorded for the correlation with the revenues regarding their sales.

7.4 Current financial assets

	31/12/2005	31/12/2004
Financial receivables (due within 12 months)	3.9	2.1
Securities	24.8	66.8
Financial assets for trading derivatives	11.9	-
Financial assets for hedging derivatives	4.3	-
Financial assets for derivatives with no hedging purpose	8.8	-
Total	**53.7**	**68.9**

Securities refers to floated bonds not held by Mediaset S.p.A. for EUR 11.3 million and to Government bonds held by Gestevision Telecinco for EUR 1.5 million and to mutual investment funds for EUR 12.0 million.

Financial assets for trading derivatives refer for EUR 0.3 million to the fair value of the call option right regarding 37,724,240 Telecom Italia ordinary shares at the exercise price of EUR 3.6051 per share to be exercised by December 2007 acquired under the agreements of December 2002 between Mediaset and Holinvest. For EUR 11.6 million they refer to the fair value assessed by an independent appraisal regarding equity swap contracts, which have been stipulated in 2003 between Mediaset and a major Italian bank, in order to diversify its exposure in sectors which are consistent with the Group's operations. Fair value assessments regarding these assets, equal to EUR +11.3 million, were recorded under ***financial income and charges***.

Financial assets for hedging derivatives refer to the fair value of derivative instruments used by the Group for the purposes of its hedging activities of currency exposures connected to commitments for future purchases of television rights denominated in foreign currency (*forecast transaction*)

The item ***Financial assets for derivatives with no hedging purpose*** refers to the fair value of derivative instruments that hedge the variations of fair value of the elements recognised in the financial statements.

Note 11.5 below includes the net position regarding hedging financial instruments.

7.5 Cash and cash equivalents

This item can be broken down as follows:

	31/12/2005	31/12/2004
Bank and postal deposits	497.9	293.6
Cash in hand and cash equivalents	0.2	0.1
Total	**498.1**	**293.7**

For the analysis of the change in cash, see the consolidated cash flow statement.

Below is the breakdown of the consolidated net financial position, mentioning for each of the exhibited items the reference to the relevant comment note.

	31/12/2005	31/12/2004
Cash and cash equivalents (Note 7.5)	498.1	293.7
Current financial assets (Note 7.4)	39.0	67.4
Securities available for sale (Note 6.6)	84.9	108.8
Total financial assets	**622.0**	**469.9**
Due to banks - non current liabilities (Note 10.2)	(235.1)	(240.1)
Due to banks - current liabilities (Note 11.1)	(729.7)	(164.4)
Due to other financial institutions - non current liabilities (Note 10.2)	(6.4)	(3.0)
Due to other financial institutions - current liabilities (Note 11.4)	(8.8)	(0.4)
Total financial liabilities	(980.0)	(407.9)
Net financial position	**(358.0)**	**62.0**

8 NON CURRENT ASSETS AND RELATED LIABILITIES HELD FOR SALE

The overall amount of non current assets held for sale equals to EUR 18.0 million and refers to:

- for EUR 8.2 million to digital equipment that, based on agreements stipulated at the end of 2005, were sold to third parties on January 1st, 2006;
- for EUR 7.8 million to the carrying value of the library of television rights that were used for the schedule of the 4 theme channels that RTI sold to Sky. Following the renegotiation of the agreements between Mediaset and Sky Italia stipulated in December 2005, this library was sold to Sky Italia in 2006;
- for EUR 2.1 million to the realisable value of the 11.76% stake held by subsidiary Mediaset Investment S.a.r.l in Euromedia Luxemburg Two S.A. (a company that owns fund Euromedia Venture Fund) following the liquidation of the company deliberated by the General Meeting on October 28th, 2005. With respect to this operation, the residual liability regarding subscribed quotas and not paid in this shareholding must be reclassified under ***liabilities related to non current assets held for sale***, for EUR 1.5 million.

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITY ITEMS

(amounts in EUR millions)

9 CAPITAL AND RESERVES

The main items composing shareholders' equity and the relevant changes are as follows:

9.1 Share capital

At December 31st, 2005 the share capital of the Mediaset Group, which is the same as that of the parent company, was fully subscribed and paid up and consisted of 1,181,227,564 shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred during the year

9.2 Share premium reserve

At December 31st, 2005 the share premium reserve, which is the same as that of the parent company, amounted to EUR 275.2 million (EUR 739.7 million at December 31st, 2004). The change of EUR 464.5 during the year refers for EUR 74.7 million to the integration for the distribution of dividends, as per deliberation of the General Meeting of April 29th, 2005 and to the reclassification under item Other Reserves for EUR 389.8 million. This last change is included in the table of changes to shareholders' equity under *other movements*. It should be noted that the reclassification was possible since the Share premium reserve was free and available under the terms of both articles 2430 and 2431 of the Italian Civil Code.

9.3 Treasury Shares

This item includes Mediaset S.p.A. shares purchased based on the decisions of the General Shareholders' Meetings of April 24th, 2002, April 16th, 2003, April 27th, 2004 and April 29th, 2005, whereby the Board of Directors was given proxy to purchase up to a maximum of 70,000,000 shares (5.92% of share capital). This proxy is valid until the financial statements at December 31st, 2005 are approved and however for no longer than 18 months from the meeting decision.

	2005		2004	
	Number of shares	Book Value	Number of shares	Book Value
Balance at 1/1	1,957,000	17.3	3,064,000	21.9
Additions	51,791,627	488.3	11,711,951	108.0
Disposals	(6,978,627)	(68.3)	(12,818,951)	(112.7)
Balance at 31/12	**46,770,000**	**437.3**	**1,957,000**	**17.3**

At December 31st, 2005 the value of treasury shares held amounted to EUR 437.3 million, equal to 46,770,000 shares, 3,840,000 shares of which destined to the stock option plans decided and 42,930,000 shares destined to the repurchase plan of treasury shares decided on September 13th, 2005 and November 8th, 2005.

During the year, in order to keep the stock price stable, to meet the needs of the stock option plan and to bring to an end the deliberated buyback programme, a total number of 51,791,627 shares were purchased and 6,978,627 shares were sold.

This item also includes, for the quota pertaining to the Group, treasury shares held by subsidiary company Gestevision Telecinco to cover its stock option plans. At December 31st, 2005, Gestevision Telecinco held 1,450,000 treasury shares for an overall amount of EUR 26.5 million.

9.4 Other reserves

	31/12/2005	31/12/2004
Legal reserve	122.8	96.0
Other reserves	424.5	29.1
Total	**547.3**	**125.1**

The change in **Other Reserves** is mainly attributable to the transfer for EUR 389.8 from the share premium reserve, now free and available under articles 2430 and 2431 of the Italian Civil Code.

The item also includes the effects, equal to EUR 0.9 million regarding profit, directly recorded under shareholders' equity, achieved by means of the purchase and sale of treasury shares carried out to stabilise the stock price and equal to EUR 0.7 million, resulting from the equity valuation of companies previously recorded at cost.

9.5 Valuation reserves

	31/12/2005	31/12/2004
Cash flow hedge reserve	3.2	-
Financial assets availbale for sale	0.1	-
Stock option plans	14.8	7.4
Actuarial Gains/(Losses)	(11.6)	(5.0)
Total	**6.5**	**2.4**

The ***cash flow hedge reserve*** is set up within the framework of the valuation of qualified hedging derivative instruments with respect to the exchange rate risk and the interest risk.

The ***Valuation reserve for financial assets available for sale*** refers to the change in fair value of minority shareholdings and the quotas held in the SICAV (fund management company) ABS Finance Fund.

The ***Reserve for Stock Option Plans*** include the amount of costs accrued at December 31st, 2005, determined under IFRS 2 for the three-year Share Option Plans granted by Mediaset in 2003, 2004 and 2005 and by its subsidiary Telecinco in 2005.

The ***Reserve from the valuation of actuarial profits and losses*** includes the actuarial components regarding the valuation of defined benefit plans, recognised directly in equity.

The following table shows the movements during the year for these reserves:

	Balance at 1/1	Additions/ Reductions	Through Profit and Loss Account	Opening balance adjustements of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 31/12
Financial assets for cash flow hedging purpose	(6.1)	-	6.5	(3.4)	9.7	(3.5)	3.2
Financial assets availbale for sale	(0.7)	-	-	-	0.8	-	0.1
Stock option plans	7.4	7.4	-	-	-	-	14.8
Actuarial Gains/(Losses)	(5.0)	(9.9)	-	-	-	3.3	(11.6)
Total	**(4.4)**	**(2.5)**	**6.5**	**(3.4)**	**10.5**	**(0.3)**	**6.5**

The value of valuation reserves of hedging derivatives and financial assets for sale at January 1st, 2005 corresponds to the initial calculation for the first-time application of IAS 39. Changes during the year, regarding financial instruments for the management of the interest rate risk regard, for EUR 6.5 million, transfers to the income statement of the financial losses accrued and paid for the interest rate swap hedging the pool financing stipulated by Mediaset. Changes in recognised reserves within the valuation of the financial instruments for the hedging of the exchange rate risk refer for EUR –3.4 million to the adjustment of the initial carrying value of television rights acquired in the year and for EUR 9.7 million to changes in the fair value of these instruments. The change of reserves set up for the valuation of financial assets available for sale regards the write-up of the stake held in Convergenza S.C.A.

9.6 Retained earnings

The change over December 31st, 2004 relates to the distribution of dividends paid by the parent company during the year.

10 NON CURRENT LIABILITIES

10.1 Post-employment benefit plans

Benefits to employees that fall within the Italian regulation of Employee termination benefit (TFR) are considered by IAS 19 as "post employment benefits" of the "defined benefits" type and are therefore subject to valuation by means of the actuarial procedure "Projected Unit Credit Method".

The procedure for the determination of the Group's obligation with respect to employees was carried out by an independent actuary according to the following stages:

- Projection of the Employee termination benefit already accrued at the valuation date and of the quotas that will be accrued until the moment when the work relationship is terminated or when the accrued amounts are partially paid as an advance on the Employee Termination Benefit;
- Discounting at the valuation date of the expected cash flows that the Group will pay in the future to its own employees;
- New proportion of the discounted performances based on the seniority accrued at the valuation date with respect to the expected seniority in the very moment of the payment by the Group.

Employee Termination Benefit according to IAS 19 was carried out "ad personam" and with closed population, i.e. analytical calculations were made on each employee present at the valuation date in the Mediaset Group, without considering new hirings in the company.

The actuarial valuation model is based on the so called technical bases, which represent the demographic , economic and financial assumptions regarding the parameters included in the calculation.

In summary, the adopted assumptions were the following:

Demographic assumptions	
Death probability	ISTAT survival table, divided by age and gender, 1991
Probability of leaving the Group	Percentages for retirement, resignation/dismissal, contract expiry have been taken from the observation of company data for each Group company. The probabilities adopted were separated by age, gender and contract qualification (office workers, middle managers, managers). The valuation period reaches an age of 60 years for female employees and 65 years for male employees.
TFR advance	Frequencies of advances and average percentage of TFR requested in advance have been taken from the observation of historical data for each company of the Group
Supplementary retirement schemes	Those who entirely pay their TFR to supplementary schemes relieve the Company from any commitments with respect to TFR and are not assessed. For other employees, their position has been assessed by considering their situation at the date of valuation (partial or no membership to supplementary pension schemes)

Economic-financial assumptions	
Inflation rate	Inflation scenario in line with the most recent Economic and Financial Planning Documents: for the assessment of the provision for TFR of the Companies of the Mediaset Group at December 31st, 2005, DPEF 2006-2009 was taken as reference, with a declining inflation rate reaching the value of 1.6% in 2008. Beyond this year the inflation rate has been assessed constant to 1.6%.
Discount rates	Curve of the risk free rates regarding securities of top companies in the Euro market (minimum rating A+) at the valuation date
Wage increases	Wage increases recorded specifically by Company, lengths of service, and contract category, net of forecast inflation, variable according to the assignment level: Office workers: 1.0% to 3.5% p.a. Middle managers: 1.5% to 3.0% p.a. Managers: 2.0% to 3.5% p.a.

The actuarial assessment highlights a value of the provision for the Employee Termination Benefit at December 31st, 2005 equal to EUR 132.0 million, with an EUR 18.1 million increase with respect to the previous year. Movements in the provision are summarised as follows:

	2005	2004
Balance at 1/1	115.9	104.0
Liabilities due to business combinations	0.9	-
Service Cost	9.8	8.9
Actuarial (gains)/losses	9.9	7.5
Interest Cost	3.3	2.3
Indemnities paid/advanced	(7.8)	(6.8)
Other movements	0.1	0.0
Balance at 31/12	**132.0**	**115.9**

As previously noticed, the Group avails itself of the option envisaged by IAS 19 (par. 93.A-D), and recognises actuarial profits and losses directly in shareholders' equity.

10.2 Financial liabilities and payables

	Balance at 31/12/2005	Balance at 31/12/2004
Due to banks	235.1	240.1
Due to other financial institutions	6.4	3.0
Due to subsidiaries	0.0	-
Due to affiliated companies	0.9	-
Due to parent company	-	-
Due to Fininvest Group and Mediolanum Group companies	-	-
Other financial liabilities	0.5	-
Total	**243.0**	**243.1**

Due to banks, equal to EUR 235.1, regard a medium/long term financing contract stipulated with Mediobanca S.p.A. for an overall amount of EUR 235.0 million, EUR 160.0 million of which represented by a loan amortised on a straight-line basis starting from the fifth year and a five-year revolving credit line of EUR 75.0 million with variable rate related to the EURIBOR and increased by a spread, in proportion to the duration of use and ranging from 12.5 and 15.0 BP. Within the same contract there is also an option with 2006 deadline for further 75.0 under the same terms. It should also be noted that in 2005 due to banks regarding the loan of EUR 300.0 million with a pool of major domestic banks decreased to EUR 120.0 million paid in advance and the remaining amount of EUR 120.0 million was reclassified under item "due to banks" since it expires before the end of 2006.

For both loans, the next date of revision of the rate regarding the pool loan is February 28th, 2006.

The following table shows the actual interest rates and the financial charges recognised in the income statement regarding existing loans:

	IRR	Financial charges	Fair value
Mediobanca loan	2.8%	0.4	161.5
Syndicated loan	3.0%	6.0	120.2

Both loan contracts envisaged the half-year check of the following financial covenants:

1. consolidated net financial position /EBITDA no higher than 1.5;
2. consolidated EBITDA/net financial losses no lower than 10;

these parameters have been met to date.

Due to other financial institutions refers to amounts owed to lease companies.

10.3 Provisions for non current risks and charges

The make up of these reserves and movements therein are set out below:

	2005	2004
Balance at 1/1	**165.9**	**114.3**
Provisions made during the year	79.0	102.3
Provisions used during the year	(49.7)	(50.7)
Financial costs	0.7	1.4
Other movements/Business combinations	0.7	(1.4)
Balance at 31/12	**196.4**	**165.9**
Of which		
current	149.1	90.0
non current	47.3	75.9
Total	**196.4**	**165.9**

Provisions for non current risks and charges refer for EUR 87.5 million to the geographical area Italy and for EUR 108.9 million to the Telecinco Group.

This item includes the provision made last December 31st, 2004 equal to EUR 34.6 million for the receivable from British Telecom PLC following the sale transactions of the stake held in Albacom S.p.A.

Net of this amount, provisions for risks are mainly attributable to *lawsuits* for Eur 63.8 million (EUR 46.2 million at December 31st, 2004), *litigations with personnel* for EUR 15.9 million (EUR 13.8 million at December 31st, 2004), contractual risks mainly regarding the risk of underutilising artistic resources with respect to what is envisaged in the *contracts* for EUR 49.8 million (EUR 41.9 million at December 31st, 2004).

It should finally be noted that criminal case 22694/2001 (also known as *Television Rights*) is at its preliminary hearing stage, that opened ritually on October 28th, 2005.

In this hearing Mediaset S.p.A. joined prosecution as plaintiff in order to follow the trial, in the debate between plaintiff and defendant, and to ascertain the possible existence of damage against the company.

The civil action started by Mediaset S.p.A. has explorative and cautious character with respect to the accusation hypotheses as per the incrimination reasons included in the notice of establishment of the preliminary hearing. Mediaset underlines again that its managers and directors are foreign to the Public Prosecutor's assumptions, because the company has always acquired the rifts at market prices.

11 CURRENT LIABILITIES

11.1 Financial payables

	Balance at 31/12/2005	Balance at 31/12/2004
Loans	120.0	60.0
Credit lines	609.7	104.3
Total	**729.7**	**164.3**

This item increased with respect to the previous year for the effect of new contracts stipulated with major banks.
Loans relate to the current amount of the loan contract with a pool of banks as commented upon previously in note 10.2.

Credit lines refer to advances with very short-term revocation, with expiry conventionally established after one year with possible renews. The increase in the item is attributable to the greater use of the financing for the repurchase of treasury shares. These credit lines have variable rate. The fair value is equal to the recording value. At December 31st, 2005 approximately 40% of the overall credit lines was committed.

11.2 Trade and other payables

	Balance at 31/12/2005			
		Due		Balance at
	Total	Within 1 year	After 1 year	31/12/2004
Due to suppliers	1,076.6	765.5	311.1	732.6
Accounts	18.8	18.8	-	17.5
Due to subsidiaries	1.0	1.0	-	0.0
Due to affiliated companies	21.0	21.0	-	22.4
Due to parent company	0.9	0.9	-	1.2
Due to Fininvest Group and Mediolanum Group companies	108.0	179.6	71.6	134.5
Total	**1,226.3**	**986.8**	**382.7**	**908.2**

The main changes with respect to December 31st, 2004 can be analysed as follows:

- payables for the purchase of rights totalling EUR 619.0 million (EUR 378.7 million at December 31st, 2004) EUR 29.5 million of which regarding the Telecinco Group.
- payables for the completion of television productions and to free-lance artists and professionals of the television group totalling EUR 129.9 million (EUR 267.2 million at December 31st, 2004). The amount regarding the consolidation of the Telecinco Group equals EUR 90.6 million;
- payables to agencies and miscellaneous suppliers of the advertising group totalling EUR 14.8 million (EUR 49.9 million at December 31st, 2004), EUR 42.3 million of which regarding the Telecinco Group.

Due to subsidiary companies of the Fininvest Group and Mediolanum Group mainly consists of debts for the purchase of television rights from associated company Medusa.

11.3 Current tax liabilities

This item can be broken down as follows:

	31/12/2005	31/12/2004
Withholding tax on employees' wages and salaries	13.0	11.5
Current taxes	39.4	29.3
VAT payables	10.3	9.6
Other payables	10.9	11.9
Total	**73.5**	**62.3**

11.4 Other financial liabilities

	31/12/2005	31/12/2004
Due to other financial institutions	7.6	0.4
Financial liabilities on financial assets held for trading/with no hedging purpose	1.2	-
Financial liabilities on hedging reserves	-	-
Total	**8.8**	**0.4**

The item ***Due to other financial institutions***, mainly refers to payables towards factoring companies without recourse totalling EUR 1.9 million and to financial relationships of current account with connected company for EUR 4.8 million.

11.5 Hedge derivative instruments

Below are the financial assets and liabilities referring to the hedging derivatives already commented on in notes 7.4 (current financial assets) and 11.4 (Other financial liabilities) in order to highlight the Group's net position.

	31/12/2005	
	Assets	Liabilities
Foreign currency forward contracts	9.0	-
Foreign currency option contracts	3.8	-
IRS (interest rate swap)	-	1.0
Total	**12.8**	**1.0**

The notional amount of the existing currency future contracts at December 31st, 2005 is shown below:

	31/12/2005
United States Dollars (USD)	478.7
Swiss Francs (CHF)	25.1
Total	**503.8**

With reference to hedging future commitments for the purchase of rights, existing derivatives at 31/12/2005 were stipulated with expiry date 2006-2007, in line with the periods where it is expected that these assets will be included in contracts and recorded in the financial statements. With reference to trade payable hedging, hedge derivative contracts that existed at 31/12/2005 were stipulated with expiry dated between the years 2006-2011 and with reference to the actual payment deadlines (when these can be determined) or, should the latter fail, with the best approximation at the moment available.

11.6 Other current liabilities

	31/12/2005	31/12/2004
Due to social security institutions	17.1	16.8
Other sums payable	68.1	160.5
Accrued and deferred income	53.2	34.4
Total	**138.3**	**211.6**

Other sums payable included at December 31st, 2004 EUR 64.6 million of net payables for IRES regarding the amount allocated of the overall Group tax burden in application of the agreement of joining the national consolidation regime stipulated with the parent company at the end of 2004. As a consequence of the redefinition of the shareholding of parent company Mediaset S.p.A., since 2005, Group companies have joined the tax consolidation directly under Mediaset S.p.A. Tax liabilities for the Group are therefore shown in previous item *tax payables* previously described in note 11.3.

Item *Accrued and deferred income* includes deferred income for approximately EUR 40.0 million regarding the quota of revenues generated by the sale of prepaid cards and scratch cards that will be accrued in subsequent years.

INCOME STATEMENT

(amounts in EUR millions)

12.1 Sales of goods and services

Revenues from sales and services may be analysed as follows, highlighting the main types:

	2005	2004
Television advertising revenues	3,381.7	3,182.7
Other advertising revenues	40.4	38.9
Rental of rights/programmes	30.0	28.9
Trading of TV rights and television products	45.8	39.1
Sale of prepaid cards	35.9	-
Sale of goods	22.1	11.2
Construction and maintenance of television equipment	12.1	4.2
Royalties and other revenues	66.0	74.0
Total	**3,634.1**	**3,379.1**

Revenues from sale of **television advertising** consist of: revenues, net of agency discounts, from the sale of advertising slots on the three television networks in possession of national authorisation and on the Spanish television Telecinco by Publiespana S.A. and Publimedia S.A.; they also include revenues resulting from the sale of television time in exchange for goods, carried out by Promoservice Italia S.r.l;

Other advertising revenues mainly consist of advertising billboards and posters and sponsorships, revenues from the sale of advertising on own Internet sites and on the theme channels made by the Group, the advertising sales regarding terrestrial digital channels and commercial services regarding teletext;

Revenues from **rental of rights/programmes** were mostly earned from the distribution to digital platforms of programme schedules created for theme channels;

Item **trading of TV rights and television products** refers to the sale of mainly entertainment rights;

Revenues from the **sale of prepaid cards** refer to the sale of prepaid cards sold as of first September 2005 with respect to the *pay-per-view* Mediaset Premium offer;

Revenues from the **sale of goods** mainly refer to the sale of merchandise and services received by Promoservice Italia S.r.l. in exchange of advertising and, from the second half of 2005, they include revenues from Teleshopping operations carried out by the Group following the acquisition of Home Shopping Europe S.p.A.;

Revenues from **construction and maintenance of television equipment** refer to the sale of equipment by Elettronica Industriale S.p.A. to third customers and hire and maintenance services provided by other operating networks;

Item **royalties and other revenues** mainly includes revenues resulting from royalties relative to merchandising operations, teleshopping activities carried out by using advertising time on Mediaset network before the acquisition of Home Shopping Europe S.p.A., income from telephone traffic originated by the interaction with some television production relative to both Mediaset networks, Telecinco and the sale of multimedia content and services to telephone companies.

12.2 Other revenues and income

This item may be analysed as follows:

	2005	2004
Rentals and leases	13.2	11.5
Gains on disposals of tangible and intangible assets	4.7	-
Other	26.0	31.0
Total	**43.9**	**42.5**

13.1 Personnel expenses

Personnel expenses rose from EUR 409.9 million regarding 2004 to EUR 441.0 million in 2005 with an overall increase of EUR 31.1 million.

Item ***Other expenses*** mainly includes costs for Share Option Plans equal to EUR 8.1 million (EUR 4.6 million in 2004), EUR 1.5 million of which regarding plans granted by the Telecinco Group, costs regarding the canteen for EUR 4.8 million (EUR 5.1 million at December 31st, 2004) and directors' fees in the Group Companies for an overall amount of EUR 2.7 million (EUR 2.1 million at December 31st, 2004).

	2005	2004
Ordinary pay	235.2	218.0
Overtime	13.8	16.3
Special benefits	38.9	34.6
Christmas and summer bonuses	31.6	30.2
Accrued holiday pay	1.3	0.4
Total wages and salary	**320.9**	**299.4**
Social security contributions	85.0	80.2
Employee severence indemnity	9.8	8.9
Pension benefits and similar obligations	0.6	0.6
Other expenses	24.7	20.9
Total personnel expenses	**441.0**	**409.9**

13.2 Purchases, services and other costs

	2005	2004
Purchase of raw materials and supplies	**76.5**	**63.6**
Change in the inventories of raw materials, work in progress, semi-finished and finished goods	**(92.1)**	**(91.6)**
Consultants, temporary staff and services	194.0	228.4
Production services and purchase of television products	418.3	328.5
Publisher's fees and other fixed fees ("minimi garantiti")	20.8	18.7
Advertising space and public relations	18.9	16.4
EDP	17.9	17.1
Other services	335.5	244.3
Total services	**1,005.4**	**853.4**
Leasing and rentals	**162.0**	**142.1**
Provisions for risks	**27.3**	**28.3**
Sundry operating costs	**48.3**	**47.2**
Total purchases, service and other costs	**1,227.3**	**1,043.0**

Leasing and rentals includes EUR 27.3 million regarding leases and rentals for television studios, office buildings and television sites and stations. Commitments for multi-year leases and rentals total EUR 35.9 million, EUR 11.4 million of which for the following year.

13.3 Amortisation, depreciation and write-downs

	2005	2004
Amortisation of TV rights	724.6	766.1
Amortisation of other intangible assets	19.9	26.9
Amortisation of tangible assets	68.8	64.9
Depreciation and write-downs/(write-ups) of receivables and other fixed assets	(14.3)	20.3
Total amortisation, depreciation and write-downs	**799.0**	**878.2**

In particular, it is worth noting that the value of amortisation regarding television rights in Italy amounts to EUR 572.8 million (EUR 611.0 million at December 31st, 2004); while amortisation regarding the Telecinco Group amounted to EUR 151.8 million (EUR 155,1 million at December 31st, 2004).

13.4 Impairment losses and reversal of impairment on fixed assets

In 2005 the write-down was recorded for the impairment of the goodwill of the business unit "Jumpy" as previously commented in 6.3

14 Gains/losses from disposal of equity investments

This item, equal to EUR 43,1 million, refers to the capital gain obtained with the sale of the stake of 1.9% held in subsidiary company Telecinco.

15 Financial losses

	2005	2004
Interests on financial liabilities	(19.4)	(14.1)
From securities	(1.3)	(4.9)
From derivative instruments	(4.7)	(2.9)
Other	(11.0)	(21.7)
Foreign exchange losses	(57.6)	(52.3)
Total financial losses	**(94.1)**	**(95.9)**

16 Financial income

	2005	2004
Interests on financial assets	3.4	2.1
From securities	1.1	9.2
From derivative instruments	16.0	-
Other	16.6	55.5
Foreign exchange gains	58.8	47.1
Total financial income	**96.0**	**113.9**

Items ***foreign exchange gains and foreign exchange losses*** include both the effects of derivative instruments regarding financial hedging operations with respect to currency exposures connected to commitments for future purchases of rights, and the effects of the derivative instruments that hedge exchange rate changes in items included in the financial statements.

17 Income/expenses from equity investments

This item includes the net profit amount of companies assessed with the equity method, with write-downs due to impairment losses and possible value recoveries, write-downs of the financial assets available for sale included in **other non current financial assets**, allocations to the provision for risks on equity investments, income resulting from receiving dividends and gains and losses from equity investments disposals.

	31/12/2005	31/12/2004
Result of equity investments valued with the equity method	1.9	(64.3)
Write-downs of financial assets available for sale	(51.3)	(2.1)
Gains/(losses) from the sale of equity investments	3.8	2.0
Dividends	1.9	1.9
Total income/(expenses) from equity investments	**(43.8)**	**(62.5)**

The change regarding item **Result of equity investments valued with the equity method** is mainly attributable to the effect of zeroing the value of the participation in Albacom S.p.a. as is described in the financial statements at December 31st, 2004.

Item regarding **Write-downs of financial assets available for sale** increases for the effect of the write-down of the equity investment in HOPA S.p.A. equal to EUR 50.7 million as is commented in note 6.6.

18 Income taxes for the year

Income taxes for the year include current taxes for EUR 442.4 million and 12.2 million regarding the negative net balance between charges and income relative to temporary differences due to the use of deferred tax assets allocated in previous years, mainly referable to write-downs of equity investments.

	31/12/2005	31/12/2004
IRAP tax	51.3	51.5
Current tax expense	392.2	336.4
Deferred tax expense/(income)	11.1	5.7
Total	**454.6**	**393.6**

Below is the table connecting the current tax rate in Italy with the income tax of the companies in years 2004 and 2005 and the actual rate for the Group.

	2005	2004
Current tax rate	**37.25%**	**37.25%**
IRAP tax non deductible expenses	2.89%	2.17%
Effects of tax rate in foreign jurisdictions	-2.16%	-2.40%
Non deductible expenses and consolidation adjustments with no tax effect	-0.16%	0.60%
Actual tax rate	**37.82%**	**37.62%**

19.1 Profit for the year and dividend proposal

Consolidated net profit at December 31st, 2005 amounted to EUR 603.4 million with respect to EUR 549.6 million of the previous year. The single dividend proposed by the Board of Directors to the General Meeting amounts to EUR 0.43 cent per share, equal to an overall estimated cost of EUR 489.5 million, calculated net of shares held following the plan for the repurchase of own shares.

19.2 Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	31/12/2005	31/12/2004
Net profit for the period (millions of euro)	**603.4**	**549.6**
Weighted average number of ordinary shares (without own shares)	1,171,872,054	1,179,096,654
Basic EPS	**0.51**	**0.47**
Weighted average number of ordinary shares for the diluted EPS computation	1,171,872,054	1,179,194,878
Diluted EPS	**0.51**	**0.47**

20. BUSINESS COMBINATIONS

During the third quarter of the year Mediaset Group acquired the set of companies that refer to the Home Shopping Europe Group. The transaction was accomplished through the acquisition on July 23rd, 2005 by RTI S.p.A. from Home Shopping Europe Broadcasting S.p.A. of the business unit regarding television equipment and frequencies for an amount of EUR 100 million, while on July 29th, 2005, RTI S.p.A. carrying out the commitments taken with Convergenza S.C.A. on March 18th, 2005 acquired 100% of the share capital of Home Shopping Europe S.p.A. for an amount of EUR 112.7 million, EUR 10 million of which were paid last March and EUR 102.7 million at the moment of the acquisition.

The net financial payment of the Mediaset Group for this acquisition amounted to EUR 114.2 million, equal to the difference between the paid price of EUR 116 million (including ancillary costs directly attributable to the combination for EUR 3.3 million) and net cash acquired for EUR 1.8 million.

The summary table below shows the amount according to IFRS at the acquisition date of the total assets and liabilities acquired through the business combination transaction just described:

(amounts in EUR millions)

	Book value of the acquired company's assets and liabilities	Fair Value adjustments	Fair value
Net assets acquired			
Frequencies licences	-	115.7	115.7
Other intangible assets	4.9	10.7	15.6
Property, plant and equipment	2.2	-	2.2
Deferred tax assets	-	22.6	22.6
Cash and cash equivalents	1.8	-	1.8
Inventories	2.9	-	2.9
Trade receivables/(payables)	(3.5)	-	(3.5)
Deferred tax liabilities	(23.3)	(12.3)	(35.6)
Post-employment benefit plans/other liabilities	(11.3)	-	(11.3)
Total net assets acquired	**(26.3)**	**136.7**	**110.4**
Goodwill			**5.6**
Acquisition price			**116.0**
Cash acquired			1.8
Net cash flow due to acquisition			**(114.2)**

Under IFRS 3, at the acquisition date, in order to allocate the acquisition cost, the fair value of assets, liabilities and potential liabilities of the company was determined by means of the support of a specific valuation estimate drafted by an independent advisor.

Market values (fair value) of the identified assets, liabilities and potential liabilities resulting from the valuation are detailed below:

- the value of television frequencies, calculated by using multiples of recent comparable transactions is equal to EUR 115.7 million;
- the value of specific intangible assets generated internally by the acquired company referring to customers and marketing, amounts to a total of EUR 12.4 million;
- the value recognised to tax assets for losses carried forward, that can be recorded following the acquisition since they meet the requirements envisaged by IAS 12, amount to EUR 22.6 million.

On the whole, net of deferred tax liabilities for EUR 12.3 million, generated on temporary differences calculated on the higher current values attributed to intangible assets, the fair value of net assets identified at the acquisition date was therefore determined again to an amount of EUR 110.4 million.

The difference between the total payment made for the acquisition, equal to EUR 116 million, and the fair value of net assets that can be identified at the purchase date as equal to EUR 110.4 million, led to record a goodwill of EUR 5.6 million.

This goodwill is attributable to the creation of synergies with Mediaset Group brands and operations in the teleshopping sector through the various distribution platforms available. In particular, in October 2005 digital terrestrial broadcasting of the Mediashopping channel was started on the already digitalised frequencies acquired; this channel takes advantage of the brand with the same name developed by RTI S.p.A. and avails itself of the know-how, logistic, sales and customer care facilities of the acquired company.

Starting from the acquisition date, newly acquired companies contributed to the consolidated net profit and revenues of Mediaset Group for EUR 8.7 million and EUR –9.5 million, respectively. The impact on the net consolidated result for the year including the amortisation of intangible assets recorded at the moment of the allocation of the paid price is equal to EUR -12.8 million.

If the acquisition had occurred in early 2005, incremental group overall revenues would have been equal to EUR 21.8 million and net result would have been approximately EUR 3.0 million lower (EUR -8.0 net of amortisation of the intangible assets recorded at acquisition date). It should be noted that before the acquisition made by Mediaset, Home Shopping Europe assets and, therefore, results are not homogeneous with those after the integration, since the teleshopping activities performed by HSE occurred on an analogue channel and with the contribution of sales of times to third parties without any additional cost.

21. SHARE BASED PAYMENTS

At December 31st, 2005 stock option plans granted in 2003, 2004 and 2005, regarding the granting of rights having Mediaset common stocks as their object, were assessed for the purposes of IFRS 2. All plans fall into the category of *"equity-settled"* plans (which envisage the allocation of treasury shares repurchased in the market). The options deliberated to the benefit of grantee employees are linked to the achievement of economic performance targets by the company and to the permanence of the employee within the group for a pre-established period.

The features of the three stock option plans can be summarised as follows:

	Stock Option Plan 2003	Stock Option Plan 2004	Stock Option Plan 2005
Grant date	18/04/2003	22/06/2004	22/06/2005
Vesting Period	from 01/01/2003 until 31/12/2005	from 01/01/2004 until 31/12/2006	from 01/01/2005 until 31/12/2007
Exercise Period	from 01/01/2006 until 31/12/2007	from 01/01/2007 until 31/12/2008	from 01/01/2008 until 31/12/2009
Fair Value	2.41 euro	1.59 euro	1.67 euro
Strike Price	7.39 euro	9.07 euro	9.6 euro

In 2005 no options were exercised, since the exercise period of the first deliberated stock option plan (2003 plan) starts from January 1st, 2006. The plan envisaged for 2005 was implemented on June 22nd, 2005, by granting 3,774,500 options, whose exercise period will start on January 1st, 2008. Because of the lack of the conditions for the accrual of the options (for example, the employee leaving the Mediaset Group) there result as lost the rights of exercise of 69,500 stock options, 37,500 of which regarding the 2003 plan and 16,000 the 2004 plan and 16,000 the 2005 plan.

Below is a summary of the movements of stock option plans:

	Stock Option Plan 2003	Stock Option Plan 2004	Stock Option Plan 2005	Total
Options outstanding at 1/1/2004	**3,565,500**	**0**	**0**	**3,565,500**
Options issued during the year	0	3,565,500	0	3,565,500
Options exercised during the year	0	0	0	0
Options expired/cancelled during the year	(67,500)	(150,500)	0	(218,000)
Options outstanding at 31/12/2004	**3,498,000**	**3,415,000**	**0**	**6,913,000**
				0
Options outstanding at 1/1/2005	**3,498,000**	**3,415,000**	**0**	**6,913,000**
Options issued during the year	0	0	3,774,500	3,774,500
Options exercised during the year	0	0	0	0
Options expired/cancelled during the year	(37,500)	(16,000)	(16,000)	(69,500)
Options outstanding at 31/12/2005	**3,460,500**	**3,399,000**	**3,758,500**	**10,618,000**

Stock options are included in the financial statements at their Fair Value:

- EUR 2.41 for the options of the 2003 plan
- EUR 1.59 for the options of the 2004 plan
- EUR 1.67 for the options of the 2005 plan

The Fair value of the options was calculated according to the binomial method: in particular, the exercise of the stock option is included in the model, assuming that it occurs as soon as the option price is higher than a pre-established multiple of the exercise price. Any quotation dilution caused by the issuance of new shares is already deducted from current market prices. The following data are used by the model:

- spot price of the valuation day (reference price)
- historical volatility 1 year ex-dividend (calculated on the reference prices) as the best proxy of the expected volatility.
- expected dividend-yield calculated by assuming the dividend distributed in the year as constant over time until the expiry
- curve of the Euro rates
- zero exit-rate of stock option holders

The assumptions on the main items assumed in the calculation model are given below:

	Stock Option Plan 2003	Stock Option Plan 2004	Stock Option Plan 2005
Average stock price	7.784 euro	9.343 euro	9.735 euro
Historical volatility	43.72%	24.32%	19.09%
Risk-free rate	3.56%	3.75%	2.76%
Expected dividend yield	3.12%	2.10%	2.10%

Also subsidiary Telecinco has a stock option plan granted in 2005 under way, while during the year the plan started in 2004 came to a conclusion following the listing of the company at the Madrid Stock Exchange. The features of the two plans are summarised in the following table:

	Stock Option Plan 2004	Stock Option Plan 2005
Grant date	23/06/2004	26/07/2005
Vesting Period	from 24/06/2004 until 23/06/2005	from 27/07/2005 until 26/07/2008
Excercise Period	from 24/06/2005 until 24/06/2007	from 27/07/2008 until 27/07/2010
Fair Value	0.73 euro	3.13 euro
Strike Price	10.15 euro	19.70 euro

Below is a summary of the movements of the stock option plans assigned by Telecinco in 2004 and 2005:

	Stock Option Plan 2004	Stock Option Plan 2005	Total
Options outstanding at 1/1/2004	**0**	**0**	**0**
Options issued during the year	1,011,231	0	1,011,231
Options exercised during the year	(999,981)	0	(999,981)
Options expired/cancelled during the year	0	0	0
Options outstanding at 31/12/2004	**11,250**	**0**	**11,250**
			0
Options outstanding at 1/1/2005	**11,250**	**0**	**11,250**
Options issued during the year	0	1,483,500	1,483,500
Options exercised during the year	(11,250)	0	(11,250)
Options expired/cancelled during the year	0	0	0
Options outstanding at 31/12/2005	**0**	**1,483,500**	**1,483,500**

The assumptions on the main items assumed in the calculation model are given below:

	Stock Option Plan 2004	Stock Option Plan 2005
Average stock price	10.85 euro	22.83 euro
Historical volatility	22.50%	22.50%
Expected dividend yield	4.50%	4.50%

It is also worth noting that the information regarding emoluments and stock option plans granted to key executive personnel in the Group is reported in the financial statements of Mediaset S.p.A.

22. RELATED PARTIES TRANSACTIONS

The main balance sheet and income statements relationships that occurred in the first half of 2005 with "*related parties*" are mentioned in the table below, under CONSOB communication DEM 2064231 of September 30th, 2002 and in compliance with IAS 24.

	Financial receivables	Trade and other receivables	Trade and other payables	Revenues	Costs	Financial income/(charges)
Parent company						
FININVEST S.P.A.	-	2.2	0.9	2.6	5.4	-
Associated companies						
ALBA SERVIZI AEROTRASPORTI S.P.A.	-	0.0	0.7	0.1	5.7	-
ARNOLDO MONDADORI EDITORE S.P.A.	-	1.8	0.3	25.3	0.3	-
BANCA MEDIOLANUM S.P.A.	-	0.8	-	3.5	-	-
IL TEATRO MANZONI S.P.A.	-	0.3	0.6	-	0.3	-
MEDIOLANUM VITA S.P.A.	-	-	0.0	-	-	-
MEDUSA FILM S.P.A.	-	0.3	98.2	0.9	0.1	-
MEDUSA CINEMA S.P.A.	-	0.0	0.2	0.1	0.2	-
MEDUSA VIDEO S.R.L.	-	0.1	0.2	0.2	0.4	-
MILAN A.C. S.P.A.	-	2.1	-	0.0	8.6	-
MONRADIO S.P.A.	-	2.0	-	2.7	-	-
PAGINE ITALIA S.P.A.	-	3.2	-	1.6	0.8	-
SERVIZI MILAN S.R.L.	-	-	-	-	0.0	-
QUINTA COMMUNICATION S.A.	-	-	5.9	-	-	-
Other	-	2.4	2.0	3.7	5.5	-
Total parent company and associated	**-**	**15.1**	**108.9**	**40.7**	**27.2**	**-**
Joint control companies						
BOING S.P.A.	-	0.9	3.2	2.5	2.8	(0.1)
FASCINO PROD. E GESTIONE TEATRO	-	0.0	8.6	0.1	47.7	0.4
PRESS TV S.P.A.	-	0.0	0.5	0.1	1.4	-
TITANUS ELIOS S.P.A.	-	-	0.0	-	3.1	-
MEDIAVIVERE S.R.L.	-	1.0	7.4	1.8	34.5	1.2
EUROPORTAL JUMPY ESPANA S.A.	-	0.4	0.5	0.2	0.8	0.0
PREMIERE MEGAPLEX S.A.	0.9	0.0	-	-	-	0.0
RED DE TELEVISION DIGITAL VALENCIA S.A.	-	-	-	-	-	-
Affiliated companies						
AUDITEL S.R.L.	-	-	-	-	4.9	-
BEIGUA S.R.L.	-	-	-	-	-	-
APROK IMAGEN S.L.	-	0.0	0.5	0.0	2.0	-
CANAL FACTORIA DE FICTION S.A.	-	0.3	0.3	0.9	0.9	(0.1)
PUBLIECI TELEVISION S.A.	-	0.6	-	2.1	-	-
CONSORZIO CAMPUS MULTIMEDIA	-	0.1	-	0.2	0.0	-
Total joint control and affiliates	**0.9**	**3.4**	**21.0**	**7.9**	**98.2**	**1.3**
Other related parties	**-**	**-**	**0.3**	**-**	**0.0**	**-**
TOTAL	**0.9**	**18.4**	**130.1**	**48.7**	**125.4**	**1.3**

In accordance with CONSOB communications no. 97001574 of February 20th, 1997 and 98015375 of February 27th, 1998, and international accounting standard IAS 24 we inform you that the commercial relationships with the Fininvest Group as set out in the table above were subject to normal market conditions.

We point out that revenues from other companies belonging to the Fininvest Group and Mediolanum Group, mainly regarded the sale of television advertising spaces.

Transactions with "Other related parties" refer to consulting relationships and are mainly attributable to the relationship with BGP Consulting.

It should also be noted that in 2005 the Mediaset Group acquired television rights from Fininvest Group subsidiaries for a total amount of EUR 48.6 million. Particularly, these purchases refer for EUR 44.8 million to Medusa Film S.p.A. and for EUR 3.8 million to Milan A. C. S.p.A. With reference to Medusa Film S.p.A., contracts previously classified as advances for a total amount of EUR 17.3 million have been closed, while new advances have been paid for EUR 26.9 million.

It is also worth pointing out that Mediaset S.p.A. holds a 19.36% shareholding in the capital managed by SICAV (fund management company) ABS Finance Fund, a fund under Luxembourg law, where a stake of 61.34% is held by Misa Finance Fund PLC, a company that belongs to the Mondadori Group, and 19.30% is held by Trefinance S.A., a subsidiary of Fininvest S.p.A.

23. INVESTMENT COMMITMENTS

Personal sureties given

At December 31st, 2005 the Group had outstanding guarantees given to third parties and on behalf of affiliated companies totalling EUR 54.7 million The change over December 31st, 2004 (EUR 135.1 million) is mainly attributable to the expiry of the bank guarantee given to Albacom S.p.A. (EUR 48.8 million).

Commitments

The main commitments of the Mediaset Group companies may be summarised as follows:

- long-term commitments mainly relating to contracts for the rental of satellite channels. These contracts have various duration times and will involve outlays totalling EUR 119.2 million (EUR 93.5 million at December 31st, 2004);
- commitments for artistic services, television productions and press agency agreements totalling around EUR 264.3 million (EUR 196.4 million at December 31st, 2004) EUR 21.0 million of which regarding commitments for the production of long serial dramas;
- commitments to acquire rights totalling EUR 1,015.7 million (EUR 1,149.8 million at December 31st, 2004). These future commitments refer to "volume deal" contracts that the Mediaset Group has entered into with several major US studios to ensure the availability of movies and television productions made by them guaranteeing the possibility to make a volume of investments in line with the Group's strategies of extending the library. It should also be noted that this item includes EUR 174.9 million regarding commitments with associated company Medusa Film S.p.A. ;
- commitments for the purchase of new equipment, maintenance of the broadcasting network, works done and supplies for company offices and the supply of EDP services for EUR 16.9 million (EUR 11.5 million at December 31st, 2004);
- Commitments for the purchase of financial fixed assets for EUR 185 million, following the agreement stipulated on December 16th, 2005 between the Mediaset Group and Europa TV S.p.A., whose object is the acquisition by Mediaset of a shareholding in company Newco S.r.l., for an amount between 51% and 100%. Europa TV S.p.A. will sell the business unit regarding the broadcasting of television programmes with analogue terrestrial technique to this newly established company; these frequencies will be susequently digitalized and wholly dedicated to the new DVBH network. As an alternative, the Mediaset Group can acquire the business unit. The finalising of this contract is subject to the release, by November 15th, 2006, of the authorisation from the regulation and sector Authorities.

Contingencies

Contingencies include around EUR 0.8 million in equipment owned by third party companies, which is stored at Mediaset Group companies (EUR 1.2 million at December 31st, 2004).

24. POTENTIAL LIABILITIES COUNTER-GUARANTEED BY FININVEST S.P.A.

As was mentioned in the account report at December 31st, 2004, it is worth noting that the guarantee issued on June 6th, 1996 by Fininvest S.p.A. to the benefit of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on December 31st, 2002.

However, as already mentioned, on December 19th, 2002 a joint recognition was stipulated, according to which Fininvest undertook to hold harmless Mediaset S.p.A. and its subsidiary companies also beyond that deadline, until there are no longer economic and balance sheet consequences of the events notified to Mediaset S.p.A. and its subsidiaries by December 31st 2002 and communicated to Fininvest by January 31st, 2003.

With respect to charges already ascertained and included in the 2005 financial statements on an accruals basis, Mediaset S.p.A. and its subsidiary companies requested an indemnity of charges from Fininvest S.p.A. for an amount of EUR 8.6 million .

25. SUBSEQUENT EVENTS AFTER DECEMBER 31ST, 2005

- On January 19th, 2006 Mediaset Investment Sarl sold to Mediaset Investimenti S.p.A., a company totally controlled by Mediaset S.p.A., its shareholding, equal to 25.13% of share capital, in Gestevision Telecinco S.A. for an amount of EUR 952.8 million. Following this transaction, the whole of the Mediaset Group shareholding (50.13%) in Telecinco is completely held by Mediaset Investimenti S.p.A.

- On January 11th, 2006 Mediaset S.p.A. exercised the sale option envisaged in the purchase contracts of the stake in Hopa stipulated in December 2002 with Fingruppo (parent company of Hopa) by selling the 2.73% stake held in Hopa on February 3rd, 2006 to Fingruppo for an amount of EUR 45.8 million.

- In January, R.T.I. S.p.A. stipulated agreements with Inter and Livorno for the acquisition of the rights on all distribution platforms with the exception of UMTS of home football matches of the relevant Division for the seasons 2007/2008 and 2008/2009 with an option for the following season. Agreements were subsequently reached with Sky Italia for the sale of the satellite rights. The agreement with Livorno also envisaged the extension to season 2007/2008 of the current agreement for all the rights with the exclusion of satellite.

- On March 7th, 2006 RTI S.p.A. and Boing S.p.A. gave Promoservice S.p.A., a company belonging to the Group, the exclusive concession for the sale of advertising times in digital terrestrial programmes regarding Boing, Mediaset Premium and Mediashopping, previously managed by Publitalia. By means of these operations, Mediaset complies with the decision issued by the Authorities for Guarantees in Communication that, by means of its deliberation 136/05, envisaged for RTI the obligation within 12 months to make use of a sale house other than Publitalia for the advertising sales on digital terrestrial technique programmes.

26. TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS (IAS/IFRS)

After the enforcement of the (EC) Regulation no. 1606/2002 issued by the European Parliament and the European Council in July 2002, starting from 2005 the companies whose shares are negotiated in a regulated market of the Member States of the European Union shall draft their consolidated financial statements in compliance with the international accounting standards (IAS / IFRS) issued by the International Accounting Standard Board (IASB) and approved by the EU.

The Mediaset Group adopted these standards in preparing its consolidated financial statements starting from January 1st, 2005.

The following note provides the **reconciliations** and the relative explanatory notes **envisaged by IFRS 1** – *First time adoption of IFRS* - of shareholders' equity and profit for the year according to the previous standards (Italian accounting standards) and the new standards:

- at the transition date (January 1st, 2004), corresponding to the beginning of the first year compared;
- for the previous year presented for comparative purposes, that is December 31st, 2004;
- at January 1st, 2005 in order to show the balance sheet effects resulting from the adoption of IAS 32 and 39 starting from that date;

In particular it should be noted that, following the registration of changes to IAS 19 – Employee benefits – that occurred on November 8th, 2005 with their publication on the Official Gazette of the European Union - the Group decided to make use of the option (IAS 19 par. 93 A-D) that, within the actuarial valuation of defined benefit plans, makes it possible to recognise actuarial profits and losses immediately in the year when these occur in a shareholders' equity reserve.

This option is an alternative to the so called corridor method which gives the opportunity to calculate and subsequently defer actuarial profits and losses to the income statement only for the amount exceeding a pre-established threshold, adopted by the Mediaset Group when drafting the 2005 interim reports and in the 2004 comparative year.

The adoption of this option when drafting the financial statements at December 31st, 2005 therefore required a new determination of the defined benefit plans liability and as a consequence of consolidated shareholders' equity at December 31st, 2004, with respect to the values indicated in the preliminary comparative statements published when drafting the first 2005 consolidated interim report. The overall effect on consolidated shareholders' equity at December 31st, 2004 resulting from this adjustment amounts to EUR -5.0 million.

It should also be noted that, with respect to these preliminary statements, reclassifications were made for some items in the Income Statement of the comparative year 2004, mainly regarding the recording of some types of cost recoveries with direct deduction of personnel expenses and of the cost of services and the inclusion among other personnel expenses of expenses that were previously recorded under service costs. These reclassifications did not have any impact on 2004 figures regarding EBIT, Net Profit and consolidated Shareholders' Equity already presented in the reconciliation tables at the time of the publication of the first 2005 interim report.

26.1 Reconciliations required by IFRS 1

As required by IFRS 1, at the transition date to the new standards (January 1st, 2004) a consolidated balance sheet was drafted where:

- all and only the assets and liabilities were calculated that can be recorded in the financial statements under the new standards;
- assets and liabilities were valued for the values that would have been calculated if the new standards had been applied retrospectively;
- items were reclassified, that were previously entered in the financial statements according to accounting approaches that are different from those envisaged by the IFRS.

The effect of the adjustment to the new standards on the opening balances of assets and liabilities was recorded in shareholders equity, in a specific reserve of profits brought forward net of the tax effect from time to time shown in the provision for deferred taxation or in the assets for advance paid taxes.

At the first time adoption, the new drafting of the balance sheet at the transition date to the new standards required some preliminary choices among the **voluntary exemptions envisaged by IFRS 1.**

The main options adopted by the Mediaset Group regarded:

- the application, starting from January 1st, 2005 without drafting 2004 comparative reports, of accounting standards IAS 32 and 39 regarding the classification, measurement and valuation of financial assets and liabilities;
- business combination transactions carried out before the transition date were not retrospectively revised, that is the current value of assets and liabilities at the acquisition date was not restated.
- Historical cost (as an alternative to the *fair value*) was kept as the valuation criterion for tangible and intangible assets after the initial recording;

26.2 Effects of IFRS adoption on the Balance Sheet situation at January 1st, 2004

Below is a summary table of the consolidated Balance Sheet at the transition date reclassified according to the criterion of the distinction of "current and non current" assets and liabilities".

Balance Sheet at January 1st, 2004 (EUR m)	According to Italian standards	Reclassifications	IAS/IFRS adjustments	Effects of transition to IAS/IFRS	IAS/IFRS
Property, plant and equipment	313.2	7.9	(0.6)	7.3	320.5
Television rights	1,923.6	9.5	(0.2)	9.3	1,932.9
Goodwill	318.1	-	-	-	318.1
Other intangible assets	231.8	(17.4)	(4.9)	(22.3)	209.5
Investments in associates	21.1	-	0.4	0.4	21.6
Other financial assets	221.0	-	-	-	221.0
Deferred tax assets	174.7	82.1	21.1	103.3	278.0
NON CURRENT ASSETS	**3,203.6**	**82.1**	**15.8**	**97.9**	**3,301.5**
Non current assets held for sale	-	-	-	-	-
Inventories	17.3	-	0.4	0.4	17.7
Trade receivables	817.0	-	(1.3)	(1.3)	815.7
Other receivables and current assets	234.5	(2.7)	-	(2.7)	231.7
Current financial assets	106.2	(21.9)	-	(21.9)	84.3
Cash and cash equivalents	318.5	-	-	-	318.5
CURRENT ASSETS	**1,493.3**	**(24.6)**	**(0.8)**	**(25.5)**	**1,467.9**
TOTAL ASSETS	**4,696.9**	**57.5**	**15.0**	**72.5**	**4,769.4**
Share capital	614.2	-	-	-	614.2
Share premium reserve	739.7				739.7
Other reserves	227.8	-	(5.4)	(5.4)	222.5
Treasury shares	-	(21.9)	-	(21.9)	(21.9)
Retained earnings	1,009.9	-	-	-	1,009.9
Profit/(loss) carried forward	-	-	16.7	16.7	16.7
Group Shareholders' equity	**2,591.6**	**(21.9)**	**11.4**	**(10.5)**	**2,581.1**
Minority interests	240.9	-	7.4	7.4	248.3
TOTAL SHAREHOLDERS' EQUITY	**2,832.6**	**(21.9)**	**18.8**	**(3.1)**	**2,829.5**
Post-employment benefit plans	106.9	-	(2.9)	(2.9)	104.0
Deferred tax liabilities	-	79.4	8.8	88.2	88.2
Financial liabilities and payables	308.6	-	(0.4)	(0.4)	308.2
Provisions for non current risks and charges	59.6	-	(1.7)	(1.7)	57.9
NON CURRENT LIABILITIES	**475.1**	**79.4**	**3.8**	**83.2**	**558.3**
Non current liabilities held for sale	-	-	-	-	-
Financial payables	400.1	-	-	-	400.1
Trade and other payables	778.3	-	2.5	2.5	780.9
Provisions for current risks and charges	65.4	-	(8.9)	(8.9)	56.5
Other financial liabilities	2.2	-	-	-	2.2
Other current liabilities	143.2	-	(1.2)	(1.2)	141.9
CURRENT LIABILITIES	**1,389.2**	**-**	**(7.6)**	**(7.6)**	**1,381.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,696.9**	**57.5**	**15.0**	**72.5**	**4,769.4**

The main reclassifications were the separate posting of assets for advance paid taxes and liabilities for deferred taxes, the recording of treasury shares to reduce shareholders' equity and the reclassification of advances under item ***television rights*** regarding the Telecinco Group, in order to consider the recognition criteria of the ownership of these rights under the requirements envisaged by IAS 38.

The following table shows the main natures of the adjustments that were made:

Balance sheet at January 1st, 2004 (EUR m)	According to Italian standards	1 Reclassifications	2 IAS 38 Intangible assets	3 IAS 16 Property, plant and equipement	4 IAS 18 Revenues	5 IFRS 2 Stock Options	6 IAS 19 Employment benefits	7 IAS 37/38 Liabilities and Provisions	8 IAS 20 Government grants	9 Other	Effects of transition to IAS/IFRS	IAS/IFRS
Property, plant and equipment	313.2	7.9	(0.2)	(0.4)							7.3	320.5
Television rights	1,923.6	9.5	3.6					(3.8)			9.3	1,932.9
Goodwill	318.1										-	318.1
Other intangible assets	231.8	(17.4)	(4.3)							(0.5)	(22.3)	209.5
Investments in associates	21.1									0.4	0.4	21.6
Other financial assets	221.0										-	221.0
Deferred tax assets	174.7	82.1	1.1	1.2			2.0	1.1	0.5	15.3	103.3	278.0
NON CURRENT ASSETS	**3,203.6**	**82.1**	**0.1**	**0.7**	**-**	**-**	**2.0**	**(2.7)**	**0.5**	**15.2**	**97.9**	**3,301.5**
Non current assets held for sale	-										-	-
Inventories	17.3									0.4	0.4	17.7
Trade receivables	817.0									(1.3)	(1.3)	815.7
Other receivables and current assets	234.5	(2.7)									(2.7)	231.7
Current financial assets	106.2	(21.9)									(21.9)	84.3
Cash and cash equivalents	318.5										-	318.5
CURRENT ASSETS	**1,493.3**	**(24.6)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(0.8)**	**(25.5)**	**1,467.9**
TOTAL ASSETS	**4,696.9**	**57.5**	**0.1**	**0.7**	**-**	**-**	**2.0**	**(2.7)**	**0.5**	**14.4**	**72.5**	**4,769.4**
Share capital	614.2											614.2
Share premium reserve	739.7										-	739.7
Other reserves	227.8			0.7		2.9			(8.9)		(5.4)	222.5
Treasury shares	-	(21.9)									(21.9)	(21.9)
Retained earnings	1,009.9										-	1,009.9
Profit/(loss) carried forward	-		(3.5)	(0.9)	5.3	(2.9)	(1.9)	(0.7)	8.1	13.3	16.7	16.7
Group Shareholders' equity	**2,591.6**	**(21.9)**	**(3.5)**	**(0.2)**	**5.3**	**-**	**(1.9)**	**(0.7)**	**(0.8)**	**13.3**	**(10.5)**	**2,581.1**
Minority interests	240.9									7.4	7.4	248.3
TOTAL SHAREHOLDERS' EQUITY	**2,832.6**	**(21.9)**	**(3.5)**	**(0.2)**	**5.3**	**-**	**(1.9)**	**(0.7)**	**(0.8)**	**20.7**	**(3.1)**	**2,829.5**
Post-employment benefit plans	106.9						(2.9)				(2.9)	104.0
Deferred tax liabilities	-	79.4		1.0	3.1		1.1	0.6		3.0	88.2	88.2
Financial liabilities and payables	308.6									(0.4)	(0.4)	308.2
Provisions for non current risks and charges	59.6							(1.7)			(1.7)	57.9
NON CURRENT LIABILITIES	**475.1**	**79.4**	**-**	**1.0**	**3.1**	**-**	**(1.9)**	**(1.1)**	**-**	**2.6**	**83.2**	**558.3**
Non current liabilities held for sale	-										-	-
Financial payables	400.1										-	400.1
Trade and other payables	778.3		3.6					(1.0)		(0.1)	2.5	780.9
Provisions for current risks and charges	65.4									(8.9)	(8.9)	56.5
Other financial liabilities	2.2										-	2.2
Other current liabilities	143.2				(8.4)		5.8	0.1	1.3		(1.2)	141.9
CURRENT LIABILITIES	**1,389.2**	**-**	**3.6**	**-**	**(8.4)**	**-**	**5.8**	**(0.9)**	**1.3**	**(9.0)**	**(7.6)**	**1,381.6**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**4,696.9**	**57.5**	**0.1**	**0.7**	**-**	**-**	**2.0**	**(2.7)**	**0.5**	**14.4**	**72.5**	**4,769.4**

The following table and the subsequent explanatory notes summarise by geographical segment, the main changes (expressed net of tax effects, if calculated) that occurred on the transition date on Group consolidated shareholders' equity, referring by number and type to the adjustments that had already been highlighted in the previous table.

Reconciliation table of Group shareholders' equity at January 1st, 2004	Italy	Spain	Consolidation eliminations / adjustments	**Group**
Group Shareholders' equity as per Italian standards	**2,567.2**	**498.2**	**(473.8)**	**2,591.6**
1. Reclassifications	(21.9)	-		(21.9)
2. Intangible assets	(3.5)	-		(3.5)
3. Property, plant and equipment	(0.2)	-		(0.2)
4. Different criterion for revenue recognition	5.3	-		5.3
5. Share-based payments - Stock Options	-	-		-
6. Employee defined benefit plans	(1.9)	-		(1.9)
7. Discounting of payables and provisions for medium and long term risks	(0.7)	-		(0.7)
8. Government grants	(0.8)	-		(0.8)
9. Other	5.2	15.5	(7.4)	13.3
Total IAS/IFRS adjustments	**(18.6)**	**15.5**	**(7.4)**	**(10.5)**
Group Shareholders' equity as per IAS/IFRS	**2,548.7**	**513.7**	**(481.2)**	**2,581.1**

1. **Reclassifications (IAS 1):** treasury shares previously entered under current assets are reclassified to reduce shareholders' equity

2. **Intangible assets (IAS 38):** some types of long-term costs (start-up and expansion costs, research and advertising, costs for the development of brands produced in-house and costs for the development of websites) can no longer be recognised; net accounting values at the transition date have therefore been reversed with a contra-entry of results carried forward;

3. **Property, plant and equipment (IAS 16):** values of buildings were recalculated with a positive effect of EUR 1.6 million by separating the element that can no longer be depreciated, attributed during the transition to land (originally purchased together with the building); EUR 3.1 million was also cancelled for residual values of buildings written up (under Act 413 of 1991), since they are the consequence of a write-up that can no longer be maintained because of the lack of evidence about its fair value.

4. **Revenue recognition (IAS 18):** Revenues from the sale of rights limited in time cannot be deferred along the duration of the licence of use but are recognised at the moment of selling; at the transition date revenues deferred to that date are recognised in the opening shareholders' equity.

5. **Share based payments - Stock Options (IFRS 2):** the Stock Option Plan granted in 2003 and not yet accrued on January 1st, 2005 was accounted for at the transition date, by determining the *fair value* of the rights granted at the grant date. The cost calculated this way was allocated over the Vesting period (2003-2005), when "non market" conditions have to be met to allow the exercise of the option rights (company performance and employee loyalty). This led to a change in the result brought forward of EUR –2.9 million. The cost of an "*equity settled*" plan has its counterbalance in a specific reserve in shareholders' equity.

6. **Employee defined benefit plans (IAS 19):** as far as post-employment benefits are concerned, the new calculation of the liability due to employees according to defined benefit plans through the actuarial method determined a positive effect on profit carried forward for EUR 2.2 million. As for current benefits, the different time accruals criterion of some items in personnel expenses determined a negative impact on profits carried forward for EUR 4.1 million.

7. **Discounting of payables and provisions for medium- to long-term risks (IAS 37/38):** discounting liabilities for risks with estimated financial outlays after more than one year determined higher profits carried forward for EUR 1.1 million; the value of long-term licences regarding television rights have also been recalculated as well as payables originally recorded at a value that included an implicit interest rate with an effect on profits carried forward of EUR –1.8 million.

8. **Government Grants (IAS 20):** grants should have been recorded as income in the same period of useful life of the funded assets; therefore the reserve equal to EUR 8.9 million for grants received was reversed with a contra-entry of profits carried forward for EUR 8.1 million.

9. **Other changes:** these are due, as far as Italian operations are concerned, to the cancellation of provisions for risk allocated for the possible loss on uncovered stock option plans and, with reference to Spanish operations, to the recognition of assets for advanced taxes in application of IAS 12 for EUR 15.3 million.

It should also be noted that the effects on the result carried forward (net of deferred taxes) resulting from different calculation and valuation criteria of assets and liabilities amount to EUR +16.7 million (EUR 8.7 million of which refer to Italian operations); the effect of some adjustments finds a counterbalance in ***other reserves*** of shareholders' equity for EUR –5.4 million.

26.3 2004 Income Statement

Below is the reconciliation of 2004 Income Statement:

Income statement 2004 (EUR m)	According to Italian standards	Reclassific.	IAS/IFRS adjustments	Effects of transition to IAS/IFRS	IAS/IFRS
Consolidated net revenues	**3,441.6**	**(9.6)**	**(10.3)**	**(19.9)**	**3,421.6**
Personnel expenses	(402.5)	(6.9)	(0.5)	(7.4)	(409.9)
Other operating costs	(1,064.6)	11.1	10.4	21.6	(1,043.0)
Operating costs	**(1,467.1)**	**4.2**	**10.0**	**14.2**	**(1,453.0)**
EBITDA	**1,974.5**	**(5.4)**	**(0.4)**	**(5.8)**	**1,968.7**
Amortisation, depreciation and write-downs	(892.5)	4.9	9.5	14.4	(878.2)
EBIT before Telecinco goodwill amortisation	**1,082.0**	**(0.5)**	**9.1**	**8.6**	**1,090.5**
Amortis. differences arising from Telecinco consolidation	(47.8)		47.8	47.8	-
EBIT	**1,034.2**	**(0.5)**	**56.9**	**56.4**	**1,090.5**
Financial income / (losses)	27.3	(2.7)	(6.7)	(9.3)	18.0
Income / (expenses) from equity investments	(67.2)	3.8	1.0	4.8	(62.5)
Extraordinary income / (charges)	0.6	(0.6)	-	(0.6)	-
EBT	**994.9**	**0.0**	**51.2**	**51.2**	**1,046.1**
Income taxes	(390.9)	-	(2.8)	(2.8)	(393.6)
Net profit from continuing operations	**604.0**	**0.0**	**48.5**	**48.5**	**652.5**
Gains/(Losses) from discontinued operations	-	-	-	-	-
Net profit	**604.0**	**0.0**	**48.5**	**48.5**	**652.5**
Loss / (profit) attributable to minority interests	(103.7)		0.8	0.8	(102.9)
Net profit attributable to the Group	**500.2**	**0.0**	**49.3**	**49.3**	**549.6**

The main reclassifications were made in order to present on the single lines of the income statement positive and negative elements calculated as extraordinary income and charges according to the previous accounting standards, to show some types of cost recovery as a direct deduction to personnel expenses and operating costs and to reclassify some charges previously recorded under costs for services under other personnel expenses.

As a consequence of the adjustments made and analysed in the following tables, ***consolidated net revenues*** decreases from EUR 3,441.6 to EUR 3,421.7 million, ***EBIT*** grows from EUR 1,034.2 to 1,090.5 million, mainly due to the cancellation of goodwill amortisation, the Group's ***Net Profit*** from EUR 500.2 to 549.6 million.

The following table shows the main natures of reclassifications and adjustments made:

Income statement 2004 (EUR m)	According to Italian standards	1 Reclassifications	2 Multi-year costs	3 Goodwill	4 Revenues	5 Stock Options	6 Post employment benefits	7 Liabilities and Provisions	8 Other	Effects of transition to IAS/IFRS	IAS/IFRS
Revenues	3,441.6	(9.6)			(10.4)				0.1	(19.9)	3,421.6
Personnel expenses	(402.5)	(6.9)				(4.6)	4.1			(7.4)	(409.9)
Other operating costs	(1,064.6)	11.1	(1.2)		11.7				(0.0)	21.6	(1,043.0)
EBITDA	**1,974.5**	**(5.4)**	**(1.2)**	**-**	**1.2**	**(4.6)**	**4.1**	**-**	**0.1**	**(5.8)**	**1,968.7**
Amortisation, depreciation and write-downs	(892.5)	4.9	2.5	5.5				1.0	0.5	14.4	(878.2)
EBIT before Telecinco goodwill amortisation	**1,082.0**	**(0.5)**	**1.3**	**5.5**	**1.2**	**(4.6)**	**4.1**	**1.0**	**0.5**	**8.6**	**1,090.5**
Amort. differences arising from Telecinco consolidation	(47.8)			47.8						47.8	-
EBIT	**1,034.2**	**(0.5)**	**1.3**	**53.3**	**1.2**	**(4.6)**	**4.1**	**1.0**	**0.5**	**56.4**	**1,090.5**
Financial income / (losses)	27.3	(2.7)					(2.3)	(2.5)	(1.8)	(9.3)	18.0
Income / (expenses) from equity investments	(67.2)	3.8		1.0					0.0	4.8	(62.5)
Extraordinary income / (charges)	0.6	(0.6)								(0.6)	-
EBT	**994.9**	**0.0**	**1.3**	**54.3**	**1.2**	**(4.6)**	**1.8**	**(1.6)**	**(1.3)**	**51.2**	**1,046.1**
Income taxes	(390.9)								(2.8)	(2.8)	(393.6)
Net profit from continuing operations	**604.0**	**0.0**	**1.3**	**54.3**	**1.2**	**(4.6)**	**1.8**	**(1.6)**	**(4.0)**	**48.5**	**652.5**
Gains/(Losses) from discontinued operations										-	-
Net profit	**604.0**	**0.0**	**1.3**	**54.3**	**1.2**	**(4.6)**	**1.8**	**(1.6)**	**(4.0)**	**48.5**	**652.5**
Loss / (profit) attributable to minority interests	(103.7)								0.8	0.8	(102.9)
Net profit attributable to the Group	**500.2**	**0.0**	**1.3**	**54.3**	**1.2**	**(4.6)**	**1.8**	**(1.6)**	**(3.2)**	**49.3**	**549.6**

The following table and subsequent explanatory notes summarise by geographical segment the main changes which occurred at the transition date on the Group's consolidated net profit, referring by number and type to adjustments that were already highlighted in the table above. It should also be noted that tax effects of adjustments are included under item ***Other***.

Reconciliation table of net profit for the year 2004	Italy	Spain	Consolidation eliminations / adjustments	**Group**
Net profit as per Italian standards	**435.9**	**215.9**	**(151.6)**	**500.2**
1. Reclassifications				-
2. Costs which cannot be capitalised	1.3			1.3
3 Goodwill	6.5		47.8	54.3
4. Criterion of revenue recognition	1.2			1.2
5. Share-based payments - Stock Options	(4.6)			(4.6)
6. Employee defined benefit plans	1.8			1.8
7. Discounting of payables and provisions				-
for medium - long term risks	(1.6)	(0.2)		(1.7)
8. Other	(2.3)	(1.6)	0.8	(3.0)
Total IAS/IFRS adjustments	**2.4**	**(1.7)**	**48.6**	**49.3**
Net profit as per IAS/IFRS	**438.3**	**214.2**	**(102.9)**	**549.6**

Below the main changes which occurred in the main items of 2004 income statement are set out, referring by number and type to the adjustments previously specified:

Revenues

1. **Reclassifications (IAS1):** extraordinary income for 2.8 million is reclassified, since it can no longer be shown as an independent item and cost recoveries for EUR 12 million are shown as direct cost deduction.

4. **Different criterion for revenue recognition (IAS18):** Revenues from limited sales of rights are recognised at the moment of the sale and not spread over the entire term of the licence period, with a EUR 1.2 million positive effect; sales of advertising space against goods (and the relevant purchase cost) were calculated at the fair value of received goods, with a "reversal" effect on revenues and costs of EUR 11.7 million.

Personnel expenses

1. **Reclassifications (IAS1):** EUR 0.9 million regarding the recharge of personnel costs previously entered under ***other income*** is reclassified, as direct deduction to the other personnel expenses. Among personnel expenses, also canteen costs and the emoluments of directors belonging to the Group companies, are reclassified for a total amount of EUR 7.4 million.

5. **Share based payments - Stock Options (IFRS2):** the fair value of the granted rights that are meant to be accrued at the end of the Vesting period, is allocated pro-rata temporis from the year of grant until the end of the accrual period. The operating cost for 2004 was therefore calculated, equal to EUR 4.6 million regarding the granted stock option plans in 2003 and 2004;

6. **Employee defined benefit plans (IAS 19):** the different accounting treatment of the employee benefits paid before 12 months increased costs by EUR 0.9 million; the difference with the provisions for employee defined benefit plans according to statutory criteria of the quota accrued by the employee during the year (a quota which is known as the "current service cost"), based on recalculation using the actuarial method for defined benefit plans, decreased costs by EUR 4.9 million.

Operating costs

1. **Reclassifications (IAS1):** These operating costs were reclassified under extraordinary operating costs that can no longer be recorded as independent items for an amount of EUR 3.3 million and reclassified to directly reduce the costs of services for EUR 11.5 million mainly related to cost recovery for sub-rental, public subsidies on production costs, and new debt recorded under the parent company for charges covered by guarantee.

2. **Costs which cannot be capitalized (IAS 38):** Long-term costs for EUR 1.2 million paid during the year were recorded in income statement.

4. **Different revenue recognition criterion (IAS 18):** the cost of goods corresponding to the related amount of revenues from advertising sales was adjusted for EUR 11.7 million.

Amortisation Depreciation and Write-downs

2. **Costs which cannot be capitalised (IAS 38):** amortisation on long-term costs that cannot be capitalised were reversed for EUR 2.5 million

3. **Goodwill (IAS 36/38):** the ceased amortisation regarding Jumpy's goodwill as well as differences arising from consolidation linked to Italian operations totalled EUR 5.5 million: the final amortisation quota referring to Telecinco's goodwill amounted to EUR 47.8 million.

7. **IAS 38:** minor amortisation and write-downs were recorded for EUR 0.9 million after the amount of rights originally booked at values including an implicit interest rate were recalculated.

Financial charges

6. **Employee defined benefit plans (IAS 19):** notional financial charges (or interest costs) were recognised based on the actuarial method of calculation for defined benefit plans for an amount of EUR 2.3 million..

7. **Discounting of payables and provisions for medium- to long-term risk (IAS 37/38)** financial charges and charges due to the adjustment of profits on exchange rates were recorded after discounting long-term payables for EUR 1.1 million; the discounting of provisions for risks with an estimated expiry date after the end of the fiscal year produced financial charges for EUR 1.4 million.

9. **Others:** the profits generated by the sale and purchase of treasury shares were reversed since they can no longer be booked in the income statement, but directly in shareholders' equity.

26.4 Balance sheet at December 31st, 2004

Here follows the reconciliation of the Balance Sheet at December 31st, 2004, after adjustments made at the date of transition and adjustments made to the income statement of the year, as already commented.

Balance sheet at December 31st, 2004 (EUR m)	According to Italian standards	Reclassifications	IAS/IFRS adjustments	Effects of transition to IAS/IFRS	IAS/IFRS
Property, plant and equipment	332.5	9.5	(0.2)	9.3	341.9
Television rights	1,985.6	16.5	(5.6)	10.9	1,996.5
Goodwill	343.1	-	53.3	53.3	396.4
Other intangible assets	309.6	(26.0)	(3.6)	(29.6)	280.0
Investments in associates	28.6	-	1.8	1.8	30.3
Other financial assets	218.7	-	-	-	218.7
Deferred tax assets	171.8	65.6	20.4	86.0	257.8
NON CURRENT ASSETS	**3,389.9**	**65.6**	**66.1**	**131.7**	**3,521.6**
Non current assets held for sale	-	-	-	-	-
Inventories	26.9	-	0.4	0.4	27.3
Trade receivables	915.7	-	(1.3)	(1.3)	914.4
Other receivables and current assets	217.0	(3.1)	(0.6)	(3.7)	213.3
Current financial assets	86.7	(17.4)	(0.4)	(17.7)	68.9
Cash and cash equivalents	293.7	-	-	-	293.7
CURRENT ASSETS	**1,540.0**	**(20.5)**	**(1.9)**	**(22.4)**	**1,517.6**
TOTAL ASSETS	**4,929.9**	**45.1**	**64.2**	**109.3**	**5,039.2**
Share capital	614.2	-	-	-	614.2
Share premium reserve	739.7				739.7
Other reserves	131.8	-	(4.2)	(4.2)	127.6
Treasury shares	-	(17.3)	-	(17.3)	(17.3)
Retained earnings	834.8	-	-	-	834.8
Profit/(loss) carried forward	-	-	16.7	16.7	16.7
Profit for the year	500.2	-	49.4	49.4	549.6
Group Shareholders' equity	**2,820.7**	**(17.3)**	**61.9**	**44.6**	**2,865.3**
Minority interests	224.5	-	6.6	6.6	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,045.2**	**(17.3)**	**68.5**	**51.2**	**3,096.4**
Post-employment benefit plans	113.9	-	2.0	2.0	115.9
Deferred tax liabilities	-	62.5	8.4	71.0	71.0
Financial liabilities and payables	243.5	-	(0.3)	(0.3)	243.1
Provisions for non current risks and charges	76.3	-	(0.4)	(0.4)	75.9
NON CURRENT LIABILITIES	**433.6**	**62.5**	**9.7**	**72.3**	**505.9**
Non current liabilities held for sale	-	-	-	-	-
Financial payables	164.3	-	-	-	164.3
Trade and other payables	911.0	-	(2.7)	(2.7)	908.2
Provisions for current risks and charges	99.0	-	(8.9)	(8.9)	90.0
Other financial liabilities	0.4	-	-	-	0.4
Other current liabilities	276.4	-	(2.5)	(2.5)	274.1
CURRENT LIABILITIES	**1,451.0**	**-**	**(14.1)**	**(14.1)**	**1,436.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,929.9**	**45.1**	**64.0**	**109.3**	**5,039.2**

In the table below, a detail of adjustments is set out:

Balance sheet at December 31st, 2004 *(EUR m)*	According to Italian standards	1 Reclass.	2 IAS 38 Intangible assets	2.1 IAS 36/38 Goodwill	3 IAS 16 Buildings, plants and machinery	4 IAS 18 Revenues	5 IFRS 2 Stock Options	6 IAS 19 Employee benefits	7 IAS 37/38 \/l term payable Prov. Risks	8 IAS 20 Government grants	9 Other	Effects of transition to IAS/IFRS	IAS/IFRS
Property, plant and equipment	332.5	9.5	(0.2)		0.0							9.3	341.9
Television rights	1,985.6	16.5	6.0						(11.5)			10.9	1,996.5
Goodwill	343.1			53.3								53.3	396.4
Other intangible assets	309.6	(26.0)	(3.0)							0.1	(0.7)	(29.6)	280.0
Investments in associates	28.6										1.8	1.8	30.3
Other financial assets	218.7											-	218.7
Deferred tax assets	171.8	65.6	0.6		1.2			2.3	1.1	0.5	14.8	86.0	257.8
NON CURRENT ASSETS	**3,389.9**	**65.6**	**3.3**	**53.3**	**1.2**	**-**	**-**	**2.3**	**(10.5)**	**0.6**	**15.9**	**131.7**	**3,521.6**
Non current assets held for sale	-											-	-
Inventories	26.9										0.4	0.4	27.3
Trade receivables	915.7										(1.3)	(1.3)	914.4
Other receivables and current assets	217.0	(3.1)									(0.6)	(3.7)	213.3
Current financial assets	86.7	(17.4)									(0.4)	(17.7)	68.9
Cash and cash equivalents	293.7											-	293.7
CURRENT ASSETS	**1,540.0**	**(20.5)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1.9)**	**(22.4)**	**1,517.6**
TOTAL ASSETS	**4,929.9**	**45.1**	**3.3**	**53.3**	**1.2**	**-**	**-**	**2.3**	**(10.5)**	**0.6**	**14.0**	**109.3**	**5,039.2**
Share capital	614.2											-	614.2
Share premium reserve	739.7											-	739.7
Other reserves	131.8				0.7		7.4	(5.0)		(8.9)	1.6	(4.2)	127.6
Treasury shares	-	(17.4)									0.1	(17.3)	(17.3)
Retained earnings	834.8											-	834.8
Profit/(loss) carried forward	-		(3.5)		(0.9)	5.3	(2.9)	(1.9)	(0.7)	8.1	13.3	16.7	16.7
Profit for the year	500.2		0.4	52.8	0.3	0.8	(4.5)	1.2	(1.0)	0.2	(0.7)	49.4	549.6
Group Shareholders' equity	**2,820.7**	**(17.4)**	**(3.1)**	**52.8**	**0.1**	**6.1**	**0.0**	**(5.7)**	**(1.8)**	**(0.6)**	**14.2**	**44.6**	**2,865.3**
Minority interests	224.5										6.6	6.6	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,045.2**	**(17.4)**	**(3.1)**	**52.8**	**0.1**	**6.1**	**0.0**	**(5.7)**	**(1.8)**	**(0.6)**	**20.8**	**51.2**	**3,096.4**
Post-employment benefit plans	113.9							2.0				2.0	115.9
Deferred tax liabilities	-	62.5	0.5	0.5	1.1	3.6	0.0	(0.5)	0.1		3.2	71.0	71.0
Financial liabilities and payables	243.5										(0.3)	(0.3)	243.1
Provisions for non current risks and charges	76.3						(0.0)		(0.3)			(0.4)	75.9
NON CURRENT LIABILITIES	**433.6**	**62.5**	**0.5**	**0.5**	**1.1**	**3.6**	**(0.0)**	**1.4**	**(0.2)**	**-**	**2.9**	**72.3**	**505.9**
Non current liabilities held for sale	-											-	-
Financial payables	164.3											-	164.3
Trade and other payables	911.0		6.0						(8.6)		(0.1)	(2.7)	908.2
Provisions for current risks and charges	99.0										(8.9)	(8.9)	90.0
Other financial liabilities	0.4											-	0.4
Other current liabilities	276.4					(9.6)		6.6	(0.0)	1.2	(0.6)	(2.5)	274.1
CURRENT LIABILITIES	**1,451.0**	**-**	**6.0**	**-**	**-**	**(9.6)**	**-**	**6.6**	**(8.6)**	**1.2**	**(9.6)**	**(14.1)**	**1,436.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,929.9**	**45.1**	**3.3**	**53.3**	**1.2**	**-**	**(0.0)**	**2.3**	**(10.5)**	**0.6**	**14.0**	**109.3**	**5,039.2**

The table below summarises the changes occurred in 2004 consolidated shareholders' equity, referring by number and type to the adjustments already included in the previous table:

Reconciliation table of Group Shareholders' equity at December 31st, 2004	Italy	Spain	Consolidation eliminations/ adjustments	**Group**
Group Shareholders' equity as per Italian standards	**2,862.1**	**464.0**	**(505.4)**	**2,820.7**
1. Reclassifications	(17.3)	(0.1)	0.1	(17.3)
2. Intangible assets	(3.2)	0.0		(3.1)
2.1 Goodwill	5.0		47.8	52.8
3. Property, plant and equipment	0.1	-		0.1
4. Different criterion for revenue recognition	6.1	-		6.1
5. Stock Options	0.0	-		0.0
6. Employee defined benefit plans	(5.7)	-		(5.7)
7. Discounting of payables and provisions for medium-long term risks	(1.8)	-		(1.8)
8. Government grants	(0.6)	-		(0.6)
9. Other	7.1	13.7	(6.6)	14.2
Total IAS/IFRS adjustments	**(10.2)**	**13.6**	**41.3**	**44.6**
Group Shareholders' equity as per IAS/IFRS	**2,851.8**	**477.7**	**(464.1)**	**2,865.3**

26.5 Adoption of IAS 32 and 39: Reconciliation of the Balance Sheet at January 1st, 2005

As allowed by IFRS 1, section 36, the Mediaset Group does not present the comparative Balance Sheet and Income Statement in accordance with IAS 32 and 39.

These accounting standards are enforced starting from January 1st, 2005.

In the table below, the effects on consolidated balance sheet at January 1st, 2005 referring to the enforcement of IAS 32 and 39 are set out.

Balance sheet at January 1st, 2005 *(EUR m)*	IAS/IFRS reopening balances	Reclass.	Adjustments	Effects due to the adoption of IAS 32/39	IAS/IFRS including IAS 32/39
Property, plant and equipment	341.9			-	341.9
Television rights	1,996.5			-	1,996.5
Goodwill	396.4			-	396.4
Other intangible assets	280.0			-	280.0
Investments in associates	30.3			-	30.3
Other financial assets	218.7		(0.8)	(0.8)	217.9
Deferred tax assets	257.8		3.2	3.2	261.0
NON CURRENT ASSETS	**3,521.6**	**-**	**2.4**	**2.4**	**3,524.0**
Non current assets available for sale	**-**			**-**	**-**
Inventories	27.3			-	27.3
Trade receivables	914.4			-	914.4
Other receivables and current assets	213.3		(1.6)	(1.6)	211.7
Current financial assets	68.9		4.5	4.5	73.4
Cash and cash equivalents	293.7			-	293.7
CURRENT ASSETS	**1,517.6**	**-**	**2.9**	**2.9**	**1,520.6**
TOTAL ASSETS	**5,039.2**	**-**	**5.4**	**5.4**	**5,044.6**
Share capital	614.2			-	614.2
Share premium reserve	739.7			-	739.7
Other reserves	127.6			-	127.6
Treasury shares	(17.3)			-	(17.3)
Valuation reserve			(0.7)	(0.7)	(0.7)
Hedge derivatives valuation reserve			(6.1)	(6.1)	(6.1)
Retained earnings	851.5			-	851.5
Profit/(loss) carried forward	549.6		3.0	3.0	552.7
Profit for the year				-	-
Group Shareholders' equity	**2,865.3**	**-**	**(3.7)**	**(3.7)**	**2,861.6**
Minority interests	231.1			-	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,096.4**	**-**	**(3.7)**	**(3.7)**	**3,092.7**
Post-employment benefit plans	115.9			-	115.9
Deferred tax liabilities	71.0		1.6	1.6	72.6
Financial liabilities and payables	243.1		(0.6)	(0.6)	242.5
Provisions for non current risks and charges	75.9			-	75.9
NON CURRENT LIABILITIES	**505.9**	**-**	**1.0**	**1.0**	**506.8**
Non current liabilities available for sale	**-**			**-**	**-**
Financial payables	164.3			-	164.3
Trade and other payables	908.2			-	908.2
Provisions for current risks and charges	90.0			-	90.0
Other financial liabilities	0.4	14.0	15.3	29.3	29.6
Other current liabilities	274.0	(14.0)	(7.1)	(21.1)	252.9
CURRENT LIABILITIES	**1,436.9**	**-**	**8.2**	**8.2**	**1,445.2**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**5,039.2**	**-**	**5.4**	**5.4**	**5,044.7**

The following table and the subsequent explanatory notes summarise the main effects resulting from the application of IAS 32 and 39 on the Group's balance sheet items at January 1st, 2005:

Shareholders' equity 1.1.2005	**2,865.3**
1. Hedging reserve for derivatives valuation	-6.1
2. Revaluation reserve for financial assets available for sale	-0.7
3. Result carried forward from financial assets revaluation	3.1
4. Other adjustments to result carried forward	-0.1
Total adjustment due to the adoption of IAS 32/39	**-3.7**
Adjusted shareholders' equity 1.1.2005	**2,861.6**

1. Creation of a hedge reserve for derivatives valuation for minus EUR 6.1 million that, net of tax effects, includes the valuation at fair value of the derivatives existing on January 1st, 2005 for which Mediaset adopted a hedge accounting method according to the cash flow hedge system, by quantifying and certifying its hedge relation and effectiveness. More specifically, EUR 4.2 million referred to the interest rate swap to hedge the rate risk deriving from the variable rate 5-year loan of EUR 300 million held by Mediaset, whereas EUR 1.9 million referred to the balance sheet item due to the "effective" portion of existing derivatives at January 1st, 2005 to hedge forecast transactions for the purchase of television rights denominated in non-EMU currencies. This reserve will be adjusted based on the asset value the next time this will be booked in the financial statements.

2. Creation of a revaluation reserve for minus EUR 0.7 million that includes the decreased value of assets and financial investments classified as available for sale for which IAS 39 makes it possible to record both negative and positive changes, in case the fair value of these changes can be reliably calculated.

3. Net profits carried forward for EUR 3 million as a result of the revaluation of financial assets and derivatives on securities and treasury shares held for negotiation purposes and for covering Stock Option Plans that, in the financial statements drafted according to Italian accounting standards, were booked at the lower value between cost and market value.

4. Minus EUR 0.1 million results from a different criterion for recording financial charges for medium term loans, whose amount was recalculated based on the actual interest rate method (amortised cost).

In the opening balance sheet at January 1st, 2005, reclassifications were also made for overall EUR 14 million in liabilities connected with hedge derivatives whose amount calculated on an accruals basis according to previous standards was reclassified in financial liabilities.

The overall impact on the items included in the consolidated net financial position amounted to minus EUR 7.4 million, mainly as a consequence of the financial liabilities linked to the valuation of fair value of the interest rate swap..

26.6 Exemption for the presentation of comparative data according to IAS 32 and 39

As already said, the Mediaset Group decided to take advantage of the option to present figures and information about the financial instruments which come under IAS 32 and 39 based on the consolidated balance sheet at January 1st, 2005.

Therefore, the figures and comparative information referring to financial instruments which are presented in the consolidated balance sheets at January 1st, 2004 and December 31st, 2004 as well as in the consolidated income statement for the year closed at December 31st, 2004, were drafted in accordance with Italian accounting standards, as explained below:

- The financial instruments used for hedging exchange rate risk referring to the assets and liabilities denominated in non-EMU currencies were valued consistently with assets and liabilities covered and booked recognising income and charges in the income statement on an accrual basis.

  For the valuation of the forward contracts at the end of the period reference was made to that established by accounting standard no. 26 and to the CONSOB communication no. DAC/28731 of April 14th, 2000.

  The interest differences to be received or paid on rate swap interests and equity swaps were recorded in the income statement on an accrual basis throughout the duration of the hedging period.

  The interest differences accrued and not paid at the end of the year were reclassified in current assets and liabilities.

  Derivative contracts to hedge exchange rate risks were valued at the exchange rate at the closing date of the year or at fair value, according to the type of derivative product. With respect to options, premiums paid were recorded among current assets and liabilities.

  Profits and losses were classified in line with the assets, liabilities and commitments they referred to.

  With respect to equity swaps, at the end of the period the underlying amount was valued; if the valuation generates losses, these are prudently recorded in the income statement.

- Equity investment in "Other companies" were valued at cost. The value recorded in the financial statements was based on purchase price or subscription price or on the value of granted assets and it was increased by the amount of ancillary charges that could reasonably be attributed to the purchase or subscription price of the equity investment. Cost was reduced for long-term value losses when subsidiaries had losses and no profits were expected in the immediate future to cover those losses; the original value is restored in subsequent years, if the conditions that have caused depreciation no longer apply.

The application of IAS 32 and 39 to the items described above would have implied the extensive adoption of the fair value model in the comparative financial statements in order to assess financial assets and liabilities, thus admitting the possibility of revaluing whenever necessary the amounts recorded in the income statements or in the shareholders' equity reserve as a function of the destination decided by the company in the classification of its assets portfolio as well as the recognition of derivatives at fair value among assets and liabilities.

The adoption of this accounting standard would have therefore implied both the adjustment of financial assets and liabilities, which are already recorded and generally booked at cost and on an accruals basis, and the recognition at fair value of assets and liabilities which were not recorded according to the previous standards.

for the Board of Directors

the Chairman

ATTACHMENTS

Reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the years ended December 31st, 2005 and December 31st, 2004

(amounts in EUR millions)

	Shareholders' equity at 31/12/2005	Gross earnings for the period ended 31/12/2005	Shareholders' equity at 31/12/2004	Gross earnings for the period ended 31/12/2004
As per balance sheet and income statement of Mediaset S.p.A.	**2,839.2**	**1,411.8**	**1,876.2**	**401.9**
Excess of shareholders'equity, including income for the year over book value of investments in subsidiary and affiliated companies	1,470.7	821.5	1,386.8	869.7
Consolidation adjustments arising from:				
Adoption of the Group's accounting policies/ dividend eliminations	35.0	(644.2)	110.9	(633.0)
Reclassification of treasury shares to equity	(437.3)	-	(17.3)	
Eliminations of unrealised intra-group gains/losses	(1,101.3)	(834.9)	(271.3)	35.4
Deferred taxation	72.6	(6.6)	11.1	(21.5)
Total	**2,879.0**	**747.6**	**3,096.4**	**652.5**
Profit/(loss) attributable to minority interests	(285.1)	(144.2)	(231.1)	(102.9)
As per consolidated financial statements	**2,593.9**	**603.4**	**2,865.3**	**549.6**

List of the companies included in the consolidated financial statements at December 31st, 2005

(amounts in millions)

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milano	euro	614.2	-
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Promoservice Italia S.r.l.	Milano	euro	2.1	100.00%
R.T.I. S.p.A.	Roma	euro	500.0	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.48%
Elettronica Industriale S.p.A.	Lissone (Mi)	euro	363.2	100.00%
Home Shopping Europe S.p.A.	Fiumicino (Roma)	euro	7.6	100.00%
Mediashopping S.p.A.	Fiumicino (Roma)	euro	6.2	100.00%
Mediaset Investment S.a.r.l.	Lussemburgo	euro	79.6	100.00%
Publieurope Ltd.	Londra	euro	7.7	100.00%
Publieurope International Ltd.	Londra	euro	1.2	100.00%
Mediaset Investimenti S.p.A.	Milano	euro	500.0	100.00%
Gestevision Telecinco S.A.	Madrid	euro	123.3	50.43%
Publiespaña S.A.U	Madrid	euro	0.6	50.43%
Advanced Media S.A.U	Madrid	euro	0.1	50.43%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	50.43%
Publiespaña 2000 S.L.U.	Madrid	euro	0.003	50.43%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	50.43%
Atlas Media S.A.U.	Sant Just Desvern	euro	0.4	50.43%
Agencia de Television Latino-Americana de servicios y Noticias País Vasco S.A.U.	Bilbao	euro	0.4	50.43%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	50.43%
Cinematext Media S.A.	Madrid	euro	0.2	30.26%
Cinematext Media Italia S.r.l.	Segrate	euro	0.01	30.26%
Digitel 5 Media S.A.U.	Madrid	euro	0.1	50.43%
Estudios Picasso Fabrica de Ficcion S.A.U.	Madrid	euro	0.1	50.43%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	50.43%

Companies recorded using the equity method	Registered Office	Currency	Share capital	% held by the Group
Aprok Imagen S.L.	Madrid	euro	0.023	20.17%
Auditel S.r.l.	Milano	euro	0.3	26.67%
Beigua S.r.l.	Roma	euro	0.05	24.50%
Boing S.p.A.	Milano	euro	10.00	51.00%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.6	20.17%
Europortal Jumpy España S.A.	Madrid	euro	1.0	25.22%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.01	50.00%
Mediavivere S.r.l.	Milano	euro	0.7	50.00%
Premiere Megaplex S.A.	Madrid	euro	0.4	25.22%
Press TV S.p.A.	Milano	euro	1.5	50.00%
Publieci Television S.A.	Madrid	euro	0.3	25.22%
Red de Television Digital Madrid S.A.	Madrid	euro	0.06	50.43%
Red de Television Digital Valencia S.A.	Ribarroja del Turia (Valencia)	euro	3.00	25.22%
Titanus Elios S.p.A.	Roma	euro	29.5	29.54%

Equity investments held as "Available for sale"	Registered Office	Currency	Share capital	% held by the Group
Class CNBC S.p.A.	Milano	euro	0.6	9.94%
Convergenza S.C.A.	Lussemburgo	euro	4.4	5.00%
Corporación de Medios Radiofónicos Digitales, S.A.	Zamudio-Vizcaya (Spain)	euro	6.0	5.04%
Euromedia Luxembourg Two S.A.	Lussemburgo	USD	36.3	11.76%
Grattacielo S.r.l.	Milano	euro	0.01	10.00%
HOPA S.p.A.	Brescia	euro	709.8	2.73%
International Media Services Ltd.	Malta	euro	0.05	99.95%
KirchMedia GmbH & Co KGaA	Monaco	euro	55.3	2.28%
Mediaset Ireland Ltd. (in liquidazione)	Dublino	euro	0.00005	100.00%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
TV Breizh Nantes S.A.	Nantes (France)	euro	0.04	15.03%
TV Breizh S.A.	Lorient (France)	euro	3.4	14.35%

MEDIASET GROUP

2005 Consolidated Financial Statements

Report of the External Auditors

Deloitte.

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

AUDITORS' REPORT PURSUANT TO ART. 156 OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998

To the Shareholders of
MEDIASET S.p.A.

We have audited the consolidated financial statements of Mediaset S.p.A. and subsidiaries (the Mediaset Group), which comprise the balance sheet as at December 31, 2005, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. These consolidated financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. These consolidated financial statements represent Mediaset S.p.A.'s first annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements present for comparative purposes the corresponding data for the year 2004 prepared in accordance with IFRS. In addition, the explanatory note "Transition to the International Accounting Standards (IAS/IFRS)" to the consolidated financial statements explains the effects of transition to IFRS as adopted by the European Union and includes the reconciliation statements required by IFRS 1, previously approved by the Board of Directors and published as an attachment to the Mediaset Group's Quarterly Report for the 1st Quarter 2005, which we have audited and on which we issued a special purpose auditors' report dated May 23rd, 2005.

In our opinion, the consolidated financial statements present fairly the financial position of the Mediaset Group as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in accordance with IFRS as adopted by the European Union.

DELOITTE & TOUCHE S.p.A.

Signed by
Patrizia Arienti
Partner

Milan, Italy
March 29th, 2006

This report has been translated into the English language solely for the convenience of international readers.

MEDIASET S.p.A.

2005 Financial Statements

Report on Operations

Financial Statements as of December 31st, 2005
Report on Operations

Dear Shareholders,

We submit for your examination and approval the financial statements for the year ended December 31st, 2005, which close with a net profit of EUR 1,411,777,506 after amortisation, depreciation and write-downs of EUR 38,258,126 and provisions for income taxes of EUR 11,524,432 as well as taxes advanced and deferred of EUR 12,307,678.

The economic results of your Company reflect its positive performance as the holding company of the Mediaset Group and show a considerable increase in net results over the previous year. This is attributable to a prevailing result of financial operations and equity investments compared to the operating profit, which was negative. The dividends paid to the subsidiary companies, the capital gains on the transfer of an equity investment within the group, net of depreciation and write-downs on equity investments, greatly contribute to the operating profit while compensating for a decreased contribution from the economic exploitation of the library which is still counted among corporate assets.

Dear Shareholders,

Before continuing with our comments to the operations, we communicate what is required by CONSOB provisions.

Under CONSOB resolution (Communication dated 20/02/1997, Prot. DAC/RM97001574), a list of the directors and relevant powers is provided:

Chairman

Fedele Confalonieri (*) — has powers of ordinary and extraordinary administration within the maximum limit of EUR 13,000,000 per operation, with the exclusion of those powers which, under article 23 of the Articles of Association, exclusively belong to the Board of Directors. According to the Bylaws, the Chairman represents the Company.

Deputy Chairman

Pier Silvio Berlusconi (*) — has powers of ordinary administration within the maximum limit of EUR 5,000,000 per operation, and in all cases excluding the granting of loans or those powers which, under article 23 of the Articles of Association, exclusively belong to the Board of Directors. According to the Bylaws, the Deputy Chairman represents the Company. The Deputy Chairman replaces, as representative of the Company, the Chairman when he is absent or subject to an impediment. The fact that the Deputy Chairman acts as legal representative shows in itself the absence or impediment of the Chairman and keeps third parties exempt from any verification or responsibility thereon.

Managing Director

Giuliano Adreani (*) — has powers of ordinary administration, within the maximum limit of EUR 5,000,000 per operation, with the exclusion in any case of the granting of loans and of the powers which, under article 23 of the Articles of Association, are the sole concern of the Board of Directors and those which pertain to the Chairman. Under the Bylaws, the Managing Director represents the Company.

Directors

Franco Amigoni (**)

Marina Berlusconi

Pasquale Cannatelli

Paolo Andrea Colombo

Enzo Concina

Maurizio Costa

Mauro Crippa

Bruno Ermolli

Marco Giordani

Alfredo Messina (**)

Gina Nieri (*)

Roberto Ruozi (**)

(*) *Members of the Executive Committee*

(**) *Members of the Internal Control Committee*

In line with CONSOB Regulation 11971 of May 14th, 1999 article 79 and subsequent amendments, we report the following information with regard to the shares held by Directors and Statutory Auditors of the Company and its subsidiary companies, according to criteria included in **TABLE 3)** as provided by attachment 3c) of the aforementioned regulation.

Mediaset S.p.A.

Shares held by Directors, Statutory Auditors and General Managers

Full name		Invested company	Number of shares held as at 31/12/2004	Number of share purchased	Number of share sold	Number of shares held as at 31/12/2005
Confalonieri Fedele	B. of Dir.	Mediaset S.p.A.	981,400	-	-	981,400
		Gestevision Telecinco S.A.	19.000 (2)		19,000	-
Adreani Giuliano	B. of Dir.	Mediaset S.p.A.	331,100	-	-	317,100
		Gestevision Telecinco S.A.	14.000 (2)	-	14,000	-
Amigoni Franco	B. of Dir.	-	-	-	-	-
Berlusconi Marina	B. of Dir.	-	-	-	-	-
Berlusconi Pier Silvio	B. of Dir.	Gestevision Telecinco S.A.	13.000 (2)	-	13,000	-
Cannatelli Pasquale	B. of Dir.	Mediaset S.p.A.	56,500	-	-	56,500
Colombo Paolo Andrea	B. of Dir.	Mediaset S.p.A.	1.000 (1)	-	-	1.000 (1)
Concina Enzo	B. of Dir.	-	-	-	-	-
Costa Maurizio	B. of Dir.	-	-	-	-	-
Crippa Mauro	B. of Dir.	Mediaset S.p.A.	23,300	-	-	23,300
Ermolli Bruno	B. of Dir.	-	-	-	-	-
Giordani Marco	B. of Dir.	Gestevision Telecinco S.A.	3.700 (2)	-	3,700	-
Messina Alfredo	B. of Dir.	Gestevision Telecinco S.A.	6.600 (2)	-	6,600	-
Nieri Gina	B. of Dir.	Mediaset S.p.A.	5,500	-		5,500
Ruozi Roberto	B. of Dir.	-	-	-	-	-
Frattini Achille	Int. Aud.	-	-	-	-	-
Giampaolo Francesco Antonio	Int. Aud.	-	-	-	-	-
Perotta Riccardo	Int. Aud.	-	-	-	-	-

(1) 500 shares of which are held by his wife.

(2) Shares bought and held on exercising stock-option rights, at a price of EUR 10.15 each and subject to a no-sale agreement until 25/09/2005.

FINANCIAL AND ECONOMIC RESULTS

We shall now look at the economic and financial results achieved by your Company in 2005.

Economic results

A summary of Mediaset's income statement is provided below, with comments and comparisons with the results for 2004:

(EUR millions)

	2005	2004
Total net revenues	**72.9**	**96.9**
Goods and services purchased	23.0	18.2
Personnel expenses	26.9	21.2
Amortisation, depreciation and write-downs	38.5	67.3
Other operating costs	6.4	8.1
Total operating costs	**94.8**	**114.8**
Operating profit	**(21.9)**	**(17.9)**
Income/(charges) from investments	1,452.7	444.7
Interests and other financial income/(charges)	5.5	(26.0)
Result of equity investment and financial operations	**1,458.2**	**418.7**
Sundry and extraordinary income/(charges)	**(0.7)**	**(12.4)**
Profit before taxation	**1,435.6**	**388.4**
Income taxes	23.8	(13.5)
Profit for the year	**1,411.8**	**401.9**

Operating revenues

Operating revenues decreased by EUR 24.0 million, primarily due to lower revenues from rental of library rights. The quality and quantity of the library is gradually being run down since there is no longer any input of new films. The activity of managing and marketing television rights is now exclusively run by the subsidiary company R.T.I. S.p.A.. A one-year contract was signed during the year with this company for hiring the television rights through which a payment of EUR 55 million (against EUR 85 million in 2004) will be made to your company. This amount accounts for a large part of the revenues of Mediaset S.p.A.

Operating costs

Also operating costs decreased from EUR 114.8 million in 2004 to EUR 94.8 million in 2005.

The main reason for this decrease is the decrease in the item *amortisation, depreciation and write-downs* for EUR 28.8 million, a direct consequence of the reduction in the rights library previously mentioned.

In 2005 *personnel expenses* amounted to EUR 26.9 million. Compared with 2004 amounts, the increase of EUR 5.7 million is attributable to the effects of contract and wage dynamics and to the payment of a non-recurrent amount.

Operating profit

The greater reduction in operating revenues than operating costs led to a negative variation in operating profit, which amounted to EUR 4.0 million.

Financial income / (Charges)

Financial operations show a positive result in 2005 totalling EUR 1,458.2 million, up EUR 1,039.4 million on the 2004 result.

This item mainly includes two components: the *result from equity investment operations*, which includes the dividends received by subsidiary companies and the relative portion of depreciation as well as the capital gains from the transfer of Gestevision Telecinco S.A.'s stake within the Group, and *other financial income / (charges)*, associated with the financial operations essentially linked to the "in-house banking" role played by your Company to support the activities of its subsidiary companies.

- The result from equity investment operations, for a total amount of EUR 1,452.7 million, shows an improvement of EUR 1,008.0 million over 2004, which is mainly due to the amount of EUR 851,05 million in capital gains from the transfer of Gestevision Telecinco S.A.'s stake within the Group. The value of dividends received by the subsidiary companies grew considerably by EUR 171.5 million over the previous year, going from EUR 479.0 million to EUR 650.5 million, broken down as follows:

- R.T.I. S.p.A. increased the portion of dividend from EUR 259.6 million distributed in 2004 to EUR 442.3 million distributed in 2005;
- Mediaset Investment S.a.r.l. distributed EUR 80.0 million in dividends in 2005 against EUR 86.9 million in 2004;
- Publitalia '80 S.p.A. distributed EUR 85.0 million in dividends in 2005, against EUR 70.0 in 2004;
- Gestevision Telecinco S.A. distributed EUR 43.2 million in dividends in 2005, against EUR 62.5 million in 2004 (considering also the dividends of Publiespana S.A., a company which was subsequently incorporated by Gestevision Telecinco S.A.).

There was also the write-down of the investment in Hopa S.p.A. for EUR 50.7 million.

- The second important aspect in the financial operations is the item *interest and other financial income / (Charges)* which, in 2005, recorded a net total of EUR 5.5 million, up EUR 31.4 million since 2004.

  The Financial Management of the Holding Company, mainly through current account relations with the Italian subsidiary companies provides a service of centralised management of the financial operations, the main results of which are represented by the following items:

  - *income and charges from/to subsidiary companies*: these basically refer to interest income and charges accrued on the inter-company current account just mentioned; income went from EUR 32.4 million in 2004 to EUR 32.7 million in 2005, recording an increase of EUR 0.3 million, while charges showed an increase totalling EUR 2.4 million, going up from EUR 6.3 million in 2004 to EUR 8.7 million in 2005;
  - *income and charges from/to others*: interest and other financial income/ (charges) from/to others recorded a deterioration since the negative balance increased from EUR 17.5 million in 2004 to EUR 18.5 million in 2005;
  - *write-down of financial assets other than equity investments*: this item equals zero. In 2004 it amounted to 34.6 million and it represented the charge deriving from the difference between medium/long term borrowing by Albacom S.p.A. which has been taken over by Mediaset S.p.A. and the estimated sales value of the investment in Albacom S.p.A. which, increased by interest, will be received in 2009 as a result of the closing operation with British Telecommunications Plc.;
  - *net income from the management of exchange rates*: this item substantially refers to the result of hedging activities on foreign exchange rates. It closed 2005 with a largely breakeven result, in line with that of 2004.

Profit before taxation and tax on earnings

The pre-tax result totalled EUR 1,435.6 million, showing an increase of EUR 1,047.2 million over the previous year.

Taxes amounted to EUR 23.8 million and had a tax rate of 1.66%.

This item includes IRES tax provisions for EUR 9.9 million, IRAP tax provisions totalling EUR 1.6 million as well as net provision for taxes advanced and deferred pertaining to the period amounting to EUR 12.3 million.

Profit for the year

The net profit for the year amounted to EUR 1,411.8 million, showing an increase of EUR 1,009.9 million on the figure of EUR 401.9 million in 2004.

Reclassified scheme according to the CONSOB communication No. 94001437 of February 23rd, 1994 (*)

In order to supplement the comments on the economic results, below you will find a reclassified scheme according to that established by the CONSOB communication No. 94001437 of February 23rd, 1994. Since August 5th, 2004, in compliance with the specific section in article 113 of the Consolidated Act, your company has been registered in the list of the financial brokerage companies regulated by article 106 and subsequent articles of the Law Decree No. 385/93 (Consolidated Act on laws about bank and credit matters). This registration was necessary since, with the approval of the financial statements as of December 31st, 2003, which occurred on April 27th, 2004, the profit for the year mainly derived, for the second consecutive year, from the results of financial and equity investment operations rather than from the operating profit.

(EUR millions)

	2005	2004
Income from investments	1,503.4	480.9
Other financial income	56.7	39.1
Interests and other financial charges	(51.2)	(30.5)
Total financial income/(charges)	**1,508.9**	**489.5**
Write-downs in investments	**(51.1)**	**(70.9)**
Other operating revenues	72.9	96.9
Other operating costs	94.8	114.8
Profit of ordinary activity	**1,435.9**	**400.7**
Extraordinary income/(charges)	(0.3)	(12.3)
Profit before taxation	**1,435.6**	**388.4**
Income taxes	23.8	(13.5)
Profit for the year	**1,411.8**	**401.9**

(*) *A more detailed table of the reclassified income statement is supplied as an attachment to the Notes to the financial statements.*

Balance Sheet and Financial Position

(EUR millions)

Balance sheet summary	**31/12/2005**	**31/12/2004**
Investments and other financial fixed assets	1,655.0	1,303.2
Television rights	47.3	77.4
Other intangible and tangible fixed assets	5.7	6.4
Net working capital and other current assets/liabilities	428.6	119.6
Provision for employee termination indemnity	(5.4)	(5.1)
Net invested capital	**2,131.2**	**1,501.5**
Net financial position	**708.0**	**374.7**
Net shareholders' equity	**2,839.2**	**1,876.2**
Sources and applications	**2005**	**2004**
Cash flow from operations	**632.8**	**541.3**
Total investments incl.:	**(550.2)**	**(23.7)**
financial fixed assets	(549.2)	(22.8)
intangible/tangible fixed assets	(1.0)	(0.9)
Share capital increases	-	-
Dividends paid	**(448.8)**	**(271.3)**
Other changes affecting cash flow and shareholders' equity	**699.5**	**145.7**
Net cash flow	**333.3**	**392.0**

Net invested capital

As at December 31st, 2005, this totalled EUR 2,131.2 million compared to EUR 1,501.5 million at December 31st, 2004; the most significant component of net invested capital is *investments and other financial fixed assets* which amount to EUR 1,655.0 million; the EUR 351.8 million increase in this item compared to the previous year is primarily due to setting up the subsidiary company Mediaset Investimenti S.p.A. with a share capital of EUR 500 million, as well as to the disposal of the subsidiary company Gestevision Telecinco S.A. for EUR 96.7 million and to the disinvestments of the stock premium reserve of Mediaset Investment S.a.r.l. for EUR 50 million. The item *television rights* fell sharply since December 31st, 2004, down EUR 30.1 million, mainly as a result of the portion of amortisation on the still existing rights equity.

Net financial position

The net financial position, which was positive at EUR 708.0 million as of December 31st, 2005 shows a significant improvement (EUR 333.3 million) compared to the amount as of December 31st, 2004 (EUR 374.7 million). This is mainly due to the financial inflows arising from the dividends received distributed by subsidiary companies and third-party companies, amounting to EUR 652.3 million, the partial disinvestments of the stock premium reserve of the subsidiary company Mediaset Investment S.a.r.l. for EUR 50.0 million, the total disposal of a fund of the SICAV (open-end investment company) and of certain bonds for EUR 54.4 thousand and the cash flow generated by operations. These were offset by outflows for the payment of dividends amounting to EUR 448.8 million and buyback for EUR 400.0 million.

The financial investments mainly relate to the investments in a multi-compartment SICAV (open-end investment company) and to a bond portfolio. For the management of these financial investments your company was also helped by professionals in the sector.

It is to be remembered that the SICAV consists of an umbrella structure ("umbrella fund"), which means that it is organised in investment funds, which are administered separately, but legally considered as single unit. During the year, the company totally disinvested one of the three funds and cashed an amount totalling EUR 25.7 million. Sales generated revenues for EUR 0.1 million. The remaining funds generated an increase in value totalling EUR 1.6 million.

As of December 31st, 2005, Mediaset S.p.A. had underwritten quotas in two *compartments*, which primarily invest in fixed-revenue securities of high ratings assigned by agencies such as Moody's e S&P. The benchmarks of the *compartments* underwritten are in line with those found in the funds market, with a similar nature and investment limit.

The guidelines for the investment are aimed at minimising investment, partner and exchange rate risks. More specifically, each individual compartment can invest in:

- deposits in Euros;
- government bonds of countries belonging to the OECD with a rating of "A" (Standard & Poor) or "A2" (Moody's) or higher;
- bonds that have, for at least 95% of the portfolio, a rating "BBB" (Standard & Poor) or Baa2" (Moody's) or higher.

At December 31st, 2005, the partners underwriting the fund, apart from your Company (19.36%) were Mondadori International S.A., (61.34%), a company belonging to the Group and Trefinance S.A., (19.30%), a company controlled by Fininvest S.p.A.

Shareholders' equity

Shareholders' equity increased from EUR 1.876,2 million as of December 31st, 2004 to EUR 2,839.2 million as of December 31st, 2005; the increase of EUR 963.0 million is mostly due to the positive balance between the net profit for 2005 of EUR 1,411.8 million and the allocation for the payment of dividends of the previous year, amounting to EUR 448.8 million.

MAIN CORPORATE TRANSACTIONS

During 2005, the following corporate transactions regarding your company and its equity investments took place:

- **Disposal of the investment in Albacom S.p.A.**

  On **February 4th,** after obtaining the authorisation by the competent Antitrust authorities, Mediaset S.p.A. (19.5%) and the other selling partners, that is, ENI S.p.A. (35%) and Banca Nazionale del Lavoro S.p.A.(19.5%), executed the agreements signed on December 3rd, 2004 by finalising the transfer of their stakes held in Albacom S.p.A. to the partner British Telecommunications Plc (BT) . This transaction included the transfer by Mediaset S.p.A. of the pro-quota credit acquired by Banca Nazionale del Lavoro S.p.A. (Mediaset S.p.A.'s share totalled EUR 48.8 million) with regard to the loan of EUR 250 million given by Banca Nazionale del Lavoro S.p.A. to Albacom S.p.A.. This amount was guaranteed by the shareholders of Albacom S.p.A. proportionally to their stake as well as the refund by Albacom S.p.A. of the non-interest bearing loan paid by the shareholders during 2004 (Mediaset's share totalled EUR 19.5 million).

- **Buyback plan of own shares**
  On **September 13th**, the Board of Directors of Mediaset S.p.A. decided - within the limits of the authorisation for the buyback of own shares given by the Shareholders' Meeting held on April 29th, 2005 – to proceed with implementing a buyback plan of own shares on the Regulated Market for a maximum of 41,370,000 ordinary shares, equal to 3.5% of the share capital, a limit that had been increased to 3.81% as a result of the resolution dated November 8th taken by the Board of Directors of Mediaset S.p.A. and in any case for a total amount of no more than EUR 400 million.

  The buyback plan aims at investing liquidity; the shares bought back are not intended as part of present or future stock option plans and they will not be sold until December 31st, 2005, the date when the financial statements will be approved by the Shareholders' Meeting.

  The buyback was performed within the limit of 25% established for daily transactions and in any case it did not exceed one million shares, at a price no higher than the lower amount between EUR 12.294 (the reference price of the stock on the day before the resolution was made, plus 20%) and the reference price of the stock in the session before each buyback transaction, plus 20%.

  Mediaset S.p.A. entrusted Mediobanca Banca di Credito Finanziario S.p.A. with the task of organising the above Buyback Plan in compliance with the parameters established.

  The Buyback Plan came to an end on December 22nd, 2005. Overall, 42,930,000 ordinary shares were bought back corresponding to 3.634% of the share capital for a total amount of EUR 400 million.

- **Concentration of the equity investment in Gestevision Telecinco S.A.**
  On **December 29th** Mediaset S.p.A. transferred to its wholly-owned subsidiary company Mediaset Investimenti S.p.A – a company which was set up on October 24th, 2005 – its own 25% stake in the capital of Gestevision Telecinco S.A. for a total amount of EUR 947.7 million. This operation aimed at concentrating the equity investment that the the Mediaset Group held in Telecinco into a single Italian company 100% controlled by Mediaset S.p.A.. This process was completed in January 2006 when a 25.13% stake held by the Luxembourg subsidiary, Mediaset Investment S.a.r.l., was transferred to Mediaset Investimenti S.p.A..

HUMAN RESOURCES

General profile

Mediaset has historically always preferred to encourage in-house professional development rather than refer to the external market to cover "key positions" in its own organisation. This approach is perfectly consistent with both the specificity of the professional roles of the company and a strongly distinctive corporate culture.

Given the above, it is fundamental to guarantee all that follows:

- An effective selection, in order to guarantee the recruitment of young people with high individual potential;
- Attention to professional growth, partly through internal mobility aimed at orienting people's development towards roles which perfectly match their characteristics;
- Creating loyalty among people, thus guaranteeing excellent performance levels and enhancing their growth potential;
- Investing in in-house managerial and professional training, with a view to developing distinctive skills in the company.

Personnel composition

The total of Mediaset S.p.A. employees remained unchanged compared to 2004. The number went from 222 (217 employees on permanent contract) to 221 (220 employees on permanent contract).

The turnover of leaving employees (which in 2004 totalled 2.8%) remained low (2.3% in 2005) thus confirming the strong loyalty of permanent staff towards the company.

Mediaset S.p.A.'s resources are all concentrated in the area around Milan, where over 90% of the permanent staff is employed, while only a small number work in the headquarters in Rome (10%).

Geographical distribution of employees

	31/12/2005		31/12/2004	
	Number	**%**	**Number**	**%**
Milano	198	90.0%	197	90.8%
Roma	22	10.0%	20	9.2%
Total	**220**	**100.0%**	**217**	**100.0%**

Looking at the age structure of the workforce and the figure on average seniority shows the importance given to not wasting professional levels built up with time, achieved by means of actions to create loyalty.

Age brackets of the permanent staff

Average	31/12/2005	31/12/2004
Managers	46	46
Journalists	51	50
Middle managers	41	42
Office staff	39	38
Total	**41**	**40**

Levels of corporate seniority

	31/12/2005		31/12/2004	
Seniority	**Number**	**%**	**Number**	**%**
until 3 years	43	19.6%	36	16.6%
from 3 to 7 years	50	22.7%	48	22.1%
from 7 to 15 years	53	24.1%	54	24.9%
over 15 years	74	33.6%	79	36.4%
Total	**220**	**100.0%**	**217**	**100.0%**

Personnel categories and careers

The Company devotes attention to the growth of staff from within. This is borne out by offering employees training opportunities to develop both specialist and trade skills as well as managerial and behavioural attitudes; furthermore, it recognises the added professional value of its employees by entrusting them with new and/or greater responsibilities and, as a consequence, an adequate contract level.

	31/12/2005		31/12/2004	
	Number	**%**	**Number**	**%**
Managers	34	15.4%	34	15.7%
Journalists	3	1.4%	3	1.4%
Middle managers	46	20.9%	38	17.5%
Office staff	137	62.3%	142	65.4%
Total	**220**	**100.0%**	**217**	**100.0%**

Equal opportunities

Evidence that Mediaset S.p.A. supports a policy of equal opportunities is provided by the strong female component in the total corporate workforce (62.3%) and by the presence of women in a variety of managerial positions.

Workforce gender per category

	31/12/2005		31/12/2004	
	Men	**Women**	**Men**	**Women**
Managers	26	8	26	8
Journalists	3	-	3	-
Middle managers	17	29	12	26
Office staff	37	100	43	99
Total	**83**	**137**	**84**	**133**

Workforce gender per category in percentage terms

	31/12/2005		31/12/2004	
	Men	Women	Men	Women
Managers	31.3%	5.8%	31.0%	6.0%
Journalists	3.6%	0.0%	3.6%	0.0%
Middle managers	20.5%	21.2%	14.3%	19.5%
Office staff	44.6%	73.0%	51.1%	74.5%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Environment protection, safety and health

The main actions taken in 2005 in order to pursue the objective of health and safety in the workplace were the following:

- Implementation of the Health Plan: health supervision by means of 23 medical visits and 25 ophthalmic visits;
- Training of those in charge of handling emergencies;
- Environmental analyses to check and measure the quality of the environment as regards chemical and biological pollutants, microclimate, electromagnetic fields, radon gas, ionising radiation, noise, light, etc.

Training

The training projects developed by Mediaset in past years continued throughout 2005, more specifically as far as managerial training is concerned, while a considerable effort was made to reduce the impact of language knowledge on training initiatives.

OTHER INFORMATION PURSUANT TO ARTICLE 2428 OF THE ITALIAN CIVIL CODE

Research and development

Research and development is carried out by the subsidiary companies as part of their allocated work. The relative observations are given in the section **Structure and operations of the Mediaset Group** in the Report on Operations of the Consolidated Financial Statements.

Own shares

At December 31st, 2005, the value of own shares, purchased as per the provisions of the resolutions of the Ordinary Shareholders' Meetings of April 24th, 2002, April 16th, 2003, April 27th, 2004 and April 29th, 2005, amounted to EUR 414.2 million (EUR 17.3 million at December 31st, 2004), equivalent to 46,770,000 shares and for use in the stock option plans and the buyback plan approved.

During the period, in order to stabilise the fluctuations in the share price, and for needs of the approved stock option and buyback plans, a total of 51,791,627 shares were bought for an equivalent value of EUR 488.3 million and 6,978,627 shares were sold for EUR 68.3 million. These transactions generated net income totalling EUR 1.3 million.

The buyback plan, presented by Mediaset's Board of Directors in the meetings held on September 13th, 2005 and November 8th, 2005, was mainly intended to invest the liquidity generated by the company's operations. Thanks to the powers received during the latest Shareholders' Meeting held on April 29th, 2005, the Board of Directors is now entitled to decide about the buyback of own shares up to 70,000,000 ordinary shares of the unitary nominal value of EUR 0.52 and corresponding to 5.92% of the share capital. The Board of Directors decided to buyback no more than 45,000,000 ordinary shares (3.81% of the share capital) and in any case to invest no more than EUR 400 million, an investment which was made between September 14th and December 22nd, 2005. After 73 sessions at the Stock-Exchange, on December 22nd, 42.930.000 shares were bought back, totalling 3.634% of the share capital. The amount of the investment totalled EUR 400 million, with a weighted average price of the shares bought back of EUR 9.317 per share.

When the buyback operation was announced, Mediaset S.p.A. specified that the shares bought back are not intended for the present or future Stock Option Plans and that these would be owned by the company until the Shareholders' Assembly was held on December 31st, 2005 for the approval of the financial statements.

This buyback transaction had multiple effects on Mediaset's balance sheet and income statement. These can be summarised in what we have already said about the reasons for which an operation of this kind is generally carried out. Given the characteristics of Mediaset S.p.A.'s balance sheet, the buyback of own shares had a limited, though positive impact on the financial structure of the company with subsequent beneficial effects on the average cost of capital and therefore on the company's value.

This buyback operation also aimed at investing excess liquidity available to the Group: investing almost EUR 400 million to buy back own shares makes it possible to obtain an expected return on capital higher than the result you would obtain by simply maintaining that amount in corporate accounts.

Stock Option Plans 2000/2002 (General Meeting of April 20th, 2000) and 2003/2005 (General Meeting of April 16th, 2003)

The shareholders' meeting of April 16th, 2003 decided to create a new Stock Option Plan for 2003 to 2005 in order to gain the loyalty of the participants to the Plan and to engender their joint responsibility in the Group's operations and development.

The Meeting gave its approval to set up the Stock Option Plan 2003/2005 on the company's own shares for the employees of the company, its subsidiaries and its controlling company. These employees are selected by the Shareholding Plan Committee from among executives, journalists and managers of business units (or other company positions) with the plan remaining in place for three years. Approval was also given for similar projects to be put in place in subsidiary companies or companies in which the company has a direct or indirect holding, should it be felt appropriate by the Board of Directors.

The Stock Option Plans 2000/2002 and 2003/2005 resulted in the following allocations of stock options on Mediaset shares:

Year 1/1 - 31/12	Number of partecipants to plan	Option rights assigned for the purchase of company shares	Exercise price	Exercise period, only allowed in one purchase	Check of compliance with the criteria established by the Committee
2002	190	2,626,000	9.64	1.1.2005/30.6.2006	Rights to exercise
2003	141	3,565,500	7.39	1.1.2006/31.12.2007	Rights to exercise
2004	130	3,415,000	9.07	1.1.2007/31.12.2008	Rights to exercise
2005	132	3,774,500	9.60	1.1.2008/31.12.2010	Subject to verification of compliance with criteria

As a result, to date there have been allocated option rights for the purchase of 9,606,500 Mediaset shares, the obligations of which have been met and which amount to 0.81% of current share capital, and a further 3,774,500 shares (0.32% of current share capital) which, to be exercised, obligations established by the Shareholding Plan Committee must be checked to have been met. The plan relating to the 2001 period, which provided for 187 participants and the allocation of purchase option rights on 3,229,000 Mediaset shares at an exercise price of EUR 7.26 whose obligations were met, closed on June 30th, 2005.

Relationships with subsidiaries affiliates, the parent company, associated and related companies

The following tables provide details of the relationships and economic transactions with subsidiaries, affiliates, the parent company, associated and related companies. These operations took place at normal market conditions.

In accordance with Article 23 of the Bylaws, the Board of Directors has sole authority over any contract or legal relationship, which has a value over EUR 13,000,000, entered into between the company and a shareholder in the company holding a stake exceeding 5% of the share capital (or a company belonging to the same Group of the shareholder, by which means subsidiary companies, controlling companies or natural persons and the companies controlled by these).

The Board of Directors has determined the guidelines for identifying operations with correlated parties, also in order to implement Article 71 (II) of the Broadcasters' Regulations.

Specifically, the Board of Directors, in order to guarantee that any significant operations with correlated parties are concluded complying with the criteria of correctness in substance and procedures as referred to in the Code of Conduct:

- identifies correlated parties as those defined in the CONSOB communication 2064231 of September 30th, 2002;
- defines the criteria for considering operations with correlated parties as significant;
- defines the internal information flows necessary about the corporate functions involved in order to assure that the concluding of any significant operations with correlated parties has been subject to the prior examination and approval of the Board of Directors;
- checks, also in compliance with the relative instructions in the Code of Conduct, that significant operations are finalised with the help of independent experts for an appraisal of the assets concerned and to determine the fees.

(amounts in EUR thousands)

Payables from operations Company	Costs + purchases tangible/intangibles assets	Liabilities + invoices to pay
Parent Company		
Fininvest S.p.A.		
Rentals, domiciliation, emoluments, other hires	317	64
Royalties	465	-
Mediaset Group subsidiary companies		
R.T.I. S.p.A.		
Rentals, sundry services, administrative services, market researches, condominial expenses	2,735	752
Dubbing	89	89
Distribution mandate	103	82
Advances on options	-	3,235
I.RE.S.	-	196,991
Group VAT management VAT debt	-	13,269
Exchange, forex and valuation losses	46,307	-
Videotime S.p.A.		
Administrative services, canteen, sundry services, surveillance, travelling expensive	63	23
I.RE.S.	-	6,663
Group VAT management VAT debt	-	82
Intercompany current account	380	15,286
Boing S.p.A.		
I.RE.S.	-	1,419
Intercompany current account	105	4,811
Publitalia '80 S.p.A.		
Intercompany current account	5,711	216,269
I.RE.S.	-	48,277
Group VAT management VAT debt	-	7,302
Sundry services, seconded personnel, royalties, other personnel costs	3	3
Elettronica Industriale S.p.A.		
Intercompany current account	1,091	81,449
Group VAT management VAT debt	-	374
Promoservice Italia S.r.l.		
Advertising costs	6	3
I.RE.S.	-	414
Group VAT management VAT debt	-	410
Intercompany current account	53	1,474
Mediaset Investimenti S.p.a.		
Intercompany current account	469	-
Media Shopping Spa		
Entertainment expenses	-	10
Intercompany current account	906	84,734
Home Shopping Europe S.p.a.		
Entertainment expenses	10	-
Mediaset Group affiliated companies		
Consorzio Campus Multimedia		
Consortium share, recovery of cost	48	-
Fascino Produz. Gest.Teatro S.r.l.		
Intercompany current account	1	-

(amounts in EUR thousands)

Payables from operations Company	Costs + purchases tangible/intangibles assets	Liabilities + invoices to pay
Fininvest Group related companies		
European Communication Ltd.		
Royalties, rights	-	47
Exchange losses valuation	33	-
Cinema 5 S.p.A.		
Leases	11	-
Il Teatro Manzoni S.p.A.		
Sponsorships, donations	297	-
Arnoldo Mondadori Editore S.p.A.		
Several services	1	-
Alba Servizi Aerotrasporti S.p.A.		
Parking, travelling expensive, air freight	2,358	273
Mondadori Retail S.r.l.		
Gifts, other entertainment expenses	35	35
Fininvest Gestioni S.p.A.		
Administrative services	18	-
Medusa Film S.p.A.		
Technical services	70	24
Medusa Video S.r.l.		
Gifts	1	-
Milan AC S.p.A.		
Donations	54	-

(amounts in EUR thousands)

Receivables on operations Company	Revenues and income + sales of fixed assets	Receivables + invoicing
Parent company		
Fininvest S.p.A.		
Technical services, administartive services, guarantee	1,154	543
Mediaset Group subsidiary companies		
R.T.I. S.p.A.		
Technical services, administrative services, commission on guarantees, domiciliation, royalties, distribution mandate	3,645	4,785
Emoluments, recovery of costs, other revenues, rentals, TV rights, gains on disposals, seconded personnel	1,096	144
Advances on options	-	3,249
Hiring of programmes	55,000	-
Dividends	442,308	-
Intercompany current account	32,589	1,406,367
Exchange, forex and valuation gains	8,974	-
I.RE.S.	-	174,594
Group VAT management VAT credit	-	20,768
Videotime S.p.A.		
Administrative services, comm. on guarantees, seconded personnel, recovery of costs, emoluments, travelling costs, auditel	38	3
I.RE.S.	-	11,925
Intercompany current account	36	-
Boing S.p.A.		
Emoluments, recovery of costs, other revenues, rentals, TV rights,	1	1
Publitalia '80 S.p.A.		
Administrative and technical services, commission on guarantees, recovery of costs, emoluments, seconded personnel	387	157
I.RE.S.	-	52,105
Dividends	85,000	-
Gestevision Telecinco S.A.		
Dividends	43,162	-
Elettronica Industriale S.p.A.		
Administrative services, travelling costs, recovery of costs, emoluments, commission on guarantees	19	14
I.RE.S.	-	7,230
Group VAT management VAT credit	-	479
Promoservice Italia S.r.l.		
I.RE.S.	-	311
Mediaset Investimenti S.p.a.		
Intercompany current account	84	447,337
Recovery of costs	3	3
Gains on disposal of investment in Gestevision Telecinco S.A.	851,050	-
Home Shopping Europe S.p.a.		
Commission on guarantees	1	1
Intercompany current account	28	236
Mediaset Investment S.a.r.l.		
Recovery of costs	8	8
Dividends	80,000	-
Mediaset Group affiliated companies		
Fascino Produz.Gest.Teatro S.r.l.		
Intercompany current account	50	1,930
Consorzio Campus Multimedia		
Recovery of costs	6	2

(amounts in EUR thousands)

Receivables on operations Company	Revenues and income + sales of fixed assets	Receivables + invoicing
Fininvest Group related companies		
Alba Servizi Aerotrasporti S.p.A.		
Administrative services	49	29
Consorzio Servizi Vigilanza		
Administrative services	3	2
Banca Mediolanum S.p.A.		
Services, recovery of costs	-	27
Fininvest Gestioni S.p.A.		
Administrative services	15	9
European Communication Ltd.		
Royalties, rights		82
Exchange gains valuation	38	
Pagine Italia S.p.A.		
Administrative and technical services	41	49
Mediolanum S.p.A.		
Several services	-	7
Medusa Film S.p.A.		
Administrative services , recovery of costs, revenues TV right	26	158
Medusa Video S.r.l.		
Royalties	119	68
Milan AC S.p.A.		
Administrative services	50	30
Consorzio Elicotteri Fininvest		
Administrative services	8	5
Il Teatro Manzoni S.p.A.		
Administrative services	2	1

It should be noted that dividends were paid out to the parent company Fininvest S.p.A. for EUR 151.0 million and to the subsidiary company Isim S.p.A. for EUR 3.0 million.

As previously commented, Mediaset S.p.A. holds a share of 19.36% in the capital managed by the SICAV (open-end investment company), ABS Finance Fund, a Luxembourg fund of which 61.34% is held by Mondadori International S.A., a company belonging to the Mondadori Group and 19.30% by Trefinance S.A. a subsidiary company of Fininvest S.p.A.

It is also pointed out, in accordance with CONSOB communications No. 1574 of February 20th, 1997 and No. 2064231 of September 30th, 2003, that, during 2005, Mediaset S.p.A. incurred costs for consultancy of EUR 8 thousand with the Sin&rgetica Group, EUR 209 thousand with the legal studio Studio Avv. Aldo Bonomo and payables for EUR 260 thousand with the company BGP Management Consulting S.p.A..

Significant events after December 31st, 2005

- On January 11th, 2006 Mediaset S.p.A. exercised an option for sale included in the agreements for the purchase of a stake in Hopa S.p.A. which were signed in December 2002 with Fingruppo Holding S.p.A. (parent company of Hopa S.p.A.) transferring to Fingruppo Holding S.p.A. the 2.73% stake held in Hopa S.p.A. for an amount totalling EUR 45.8 million.
- On January 19th, 2006 Mediaset Investment S.a.r.l. transferred its 25.13% stake in the capital of Gestevision Telecinco S.A: to Mediaset Investimenti S.p.A., a company wholly-owned by Mediaset S.p.A. for EUR 952.8 million. After this operation, the stake (50.13%) held by the Mediaset Group in Telecinco was entirely held by Mediaset Investimenti S.p.A.

Foreseeable developments

In **Italy**, in the first two months of 2006, Mediaset networks recorded a 42.5% share in Prime Time and a 41.2% share in the Full Day.

Mediaset networks confirmed their unchallenged supremacy in terms of commercial target (aged 15 to 64) outperforming RAI networks in all time brackets. With reference to the same target, Canale 5 continued to rank first coming before RAI 1 and recorded over four share points more in all reference brackets.

The evolution of the advertising market continued unchanged in the first months of 2006 compared to the previous year. The same difficulties which had characterised 2005 still persist, especially as far as grocery products are concerned, which record a drop in sales.

However, comparison with the first quarter is positive for Publitalia '80 S.p.A. and this should lead to an increase in advertising sales of between 2% and 3%. The first signals of an increase in sales, if confirmed, could represent the engine for an even more dynamic second part of the year.

Also Mediaset Premium recorded positive results, as a consequence of the Pay per view offer of 1st Division football matches, *Grande Fratello* 24 hours per day and the *Fattoria*: since Mediaset Premium was launched in July 2005, 1.9 pre-paid cards were sold and 2.1 million top-ups.

In **Spain**, a market which is still characterised by the positive evolution of the advertising market, Telecinco successfully introduced a new publishing offer in the first two months of 2006, with a view to strengthening its leadership in advertising sales and audience shares in all targets and in the main time brackets.

Based on the indications supplied about sales and costs for the main business areas in the first months of the year, in 2006 the Group should further improve both the operating profit of ordinary operations and its cash generation.

FURTHER INFORMATION PURSUANT TO ARTICLE 2428, CLAUSE 2, NUMBER 6-(II) OF THE ITALIAN CIVIL CODE

The Executive Committee of Mediaset S.p.A has defined an exchange rate risk management policy as well as guidelines for liquidity investment, with a view to reducing the Group's exposure to exchange rate and interest rate risks. This activity, which aims at optimising the structure of operating costs and dedicated resources, is mainly performed by Mediaset S.p.A., a company to which the task has been given of assessing financial risks and guaranteeing hedging. Mediaset S.p.A. acts directly on the market on behalf of the subsidiary companies based in Italy and it controls financial risk management operations of the other companies.

Types of risks hedged

Exchange rate risk

The Group is operational at an international level, more specifically through the acquisition of television rights performed by the subsidiary company R.T.I. S.p.A. and therefore it is subject to exchange rate risks (which are quantified in foreign currencies such as US dollars and Swiss francs).

R.T.I. S.p.A. is responsible for gathering all the information pertaining to the positions which are subject to exchange rate risks, which are totally hedged through derivative contracts having Mediaset S.p.A. as a party. Mediaset S.p.A is responsible for assessing the Group net financial position for each currency as well as creating and monitoring risk hedging operations, in compliance with the guidelines and the obligations established by the Executive Committee, through the negotiation on the market of derivatives contracts, typically forward contracts, purchase of options and collar.

In order to properly assess the effectiveness of the financial instrument hedging, the technical-financial characteristics of the liabilities hedged (expiry date, amount, etc.) are correlated with those of the hedging instrument.

The amount of exposure per currency and the fair value of the derivatives used are specified in a table attached to the Notes to the financial statements.

Interest rate risk

The interest rate risk the Group is exposed to is mainly generated by the variable rate financial debt that exposes the Group to a cash flow risk.

The Group manages the cash flow risk on interest rates through derivative contracts, usually *interest rate swaps*, that turn variable rates into fixed rates.

Mediaset S.p.A. also reports on the assessment of the effectiveness of the hedging instrument by offsetting the changes occurred in financial flows and attributable to hedged risks. This assessment is made at the beginning of the coverage and continues throughout its duration.

Credit risk

As regards financial counterparts, the Group is not characterised by significant concentrations of credit risk and solvability risk.

Regarding cash management, the Board of Directors approved an *investment policy* that set the limits in terms of rating, concentration and amount per partner and single issue.

The partners that help the Group in managing derivatives are all of high-standing and in any case, operations are distributed so that they are not excessively concentrated on a single partner.

Liquidity risk

The liquidity risk is associated with the difficulty in finding resources to meet commitments.

A prudent management of liquidity risk implies:

- the maintenance of an adequate level of liquidity and/or short-term stocks which can be easily disinvested.

The guidelines adopted by the Mediaset Group are particularly sensitive to this aspect;

- the funds available which can be obtained through an appropriate amount of committed lines of credit.

FURTHER INFORMATION

Privacy: protection and guarantee measures

The Proprietor assigned to privacy states that, in accordance with Article 26 of the Technical measures regarding minimum levels of security contained in Legislative Decree 196 of June 30th, 2003 and called the Code regarding the protection of personal data, the Policy document on security (DPSS) has been updated. This is a periodical updating since this document was already prepared in the past pursuant to the law (the previous version was approved on March 8th, 2005).

The DPSS defines the policies, the security standards and the procedures followed by the Company when handling personal information, on the basis of the analysis of risks pertaining to data and the distribution of duties and responsibilities within the structures in charge of their handling.

Monitoring and control

Your company implemented Legislative Decree 231/2001 regarding the penal responsibility of companies by appointing an internal "Monitoring and Audit Committee" since 2003. This Committee, fully independently and with the support of corporate functions and possible external consultants, has to monitor the full application of the "organisational model" adopted, updating its content, and signalling any violations or non-compliance to the company's Board of Directors.

Management and coordination activities

Mediaset S.p.A. currently manages and coordinates the following companies:

- Elettronica Industriale S.p.A.
- Home Shopping Europe S.p.A.
- Media Shopping S.p.A.
- Mediaset Investimenti S.p.A.
- Publitalia '80 S.p.A.
- Promoservice Italia S.r.l.
- R.T.I. S.p.A.
- Video Time S.p.A.

These activities primarily relate to financial matters such as the centralised treasury function.

REPORT OF THE BOARD OF DIRECTORS TO THE GENERAL MEETING

Ordinary General Meeting

A) *Balance Sheet as of December 31, 2005;*

1. Approval of the Balance Sheet as of December 31, 2005; Board of Directors' Management Report, Independent Auditors' Report and Board of Statutory Auditors' Report; pertinent resolutions

Shareholders,

we are confident that you approve of the format and criteria adopted to prepare the Balance Sheet, Income Statement and Supplementary Notes as of December 31, 2005, which we invite you to approve, with this Management Report.

2. Approval of the allocation of operating profit; pertinent resolutions

Shareholders,

we also invite you to vote on the allocation of the operating profit of EUR 1,411,777,506.10, which we propose to distribute in the form of a dividend of EUR 0.43 per share and to allocate the residual amount to the Extraordinary Reserve.

For your information, based on the number of outstanding shares as of March 9, 2006 (no. 1,181,227,564 of shares less 43,674,000 own shares), the distribution of the aforementioned dividend would amount to EUR 489,148,032.52, requiring the application of the same amount from the operating profit.

B) *Presentation of the Consolidated Balance Sheet as of December 31, 2005; Reports of the Board of Directors and the Independent Auditors*

C) Appointment of the new Board of Directors

3. Establishment of the number of Board Directors

4. Establishment of their period in office

5. Establishment of Board Directors' emoluments

6. Appointment of the Board of Directors

7. Appointment of the Chairman of the Board of Directors

Shareholders,

we remind you that with the approval of the financial statements as of December 31, 2005, the period in office of the members of the Board of Directors expires. We therefore invite you to establish the number of members and their period in office, to establish their emoluments, to appoint the members of the governing body and to elect its Chairman.

D) Proposal to establish a "Stock Option" Plan

8. Proposal to establish a "Stock Option" plan in favour of the employees of the Company and its subsidiaries; pertinent resolutions

Shareholders,

the Stock Option Plans established in previous years by the Company, which have also been well-received by institutional investors, have demonstrated the validity of the decision to provide the company with an instrument to encourage employee loyalty, with a view to optimising focus on the achievement of strategic objectives.

The Board of Directors therefore proposes to establish a new Stock Option Plan, starting in 2006, in favour of employees, also in consideration of the experience gained from previous Plans.

As in the past, the Board submits the establishment of the 2006/2008 Stock Option Plan and its key characteristics for the approval of the general meeting. This is in line with the provisions of the new article 114-bis of Law Decree 58/1998, which stipulates that compensation plans based on shares or financial instruments in favour, amongst others, of the members of the Board of Directors and the employees of the company and its subsidiaries must be approved by the general shareholders' meeting.

The three-year Plan involves the annual assignment of rights of option to acquire shares in the company; the terms, conditions and methods of the Plan will be defined by the Board of Directors based on the proposals put forward by the Remuneration Committee which is in the process of being set up.

Specifically, the Plan makes provision for the assignment of rights to acquire ordinary shares owned by the Company.

The number of options to assign will be established in such a way that the ordinary shares to which the options refer do not exceed the maximum limit, over the three year period, of 1% of the actual share capital of Mediaset.

The employees involved in the Plan will be selected by the Board of Directors from key people in the company and its subsidiaries, who perform important functions as regards the achievement of the Group's strategic results.

Facilitations are not envisaged for the acquisition of the shares pursuant to art. 2358, clause 3, of the Italian Civil Code and the application is not required of regulations regarding the soliciting of investments, pursuant to art. 94 and subsequent of Law Decree 58/1998 and the relative Consob Regulation no. 11971/1999 (also in consideration of the number of assignees).

The right to acquire the shares may be subordinate to the achievement of economic and/or financial performance objectives, as defined by the Board of Directors, and to the continuation of the working relationship: these constraints will be defined and regulated in detail in the appropriate Regulations.

The purchase price of the shares will be the nominal value of Mediaset ordinary shares, in compliance with current tax rules.

Rights of option will be personal and non-transferable "inter vivos".

In addition to approving the Regulations for the introduction of the Plan, the Board of Directors will also have the task and the responsibility of managing all the initiatives needed to implement the Plan.

The Board also deems it appropriate to be able to introduce plans with the same characteristics as the aforementioned Plan, regarding shares in subsidiaries or companies in which Mediaset either directly or indirectly holds a stake, if the introduction of said loyalty incentive instruments serves the purpose of creating value for the Company's shares, in accordance with corporate strategy and the company's plans.

Finally, the Board proposes that the General Meeting not appoint, unlike previous years, the members of the Shareholding Plan Committee, in consideration of the fact that, in line with the Italian Stock Exchange's new self-disciplinary code, the Board intends to establish the Remuneration Committee, appointed by the Board of Directors from its own members who are not executive directors and the majority of whom are independent, to act as a consultative body. It is therefore no longer necessary to appoint the Shareholding Plan Committee.

Shareholders,

we therefore invite you to approve the following resolutions:

"The General Meeting, believing it appropriate to promote the creation of a Stock Option plan, for the purposes of encouraging the loyalty of the beneficiaries of the Plan by allowing them to participate in the value created by the company,

resolves

1. to approve the establishment of a Stock Option Plan regarding the Company's own shares, for a period of three years, starting in 2006, addressed to the employees of the Company and its subsidiaries who will be identified by the Board of Directors from the key people who perform important functions as regards the achievement of the Group's strategic results, with the characteristics described above, as well as, if it should be deemed appropriate by the Board of Directors, the introduction of similar initiatives regarding the shares of subsidiaries or companies in which the Company either directly or indirectly holds stakes;

2. to entrust the management of the 2006/2008 Stock Option Plan to the Board of Directors; the Board is granted the broadest possible powers to identify the participants, establish the performance objectives, assign rights of option and implement all aspects of the plan, in compliance with the aforementioned characteristics. The Board will define Regulations for the implementation of the Stock Option Plan;

3. to not appoint the members of the Shareholding Plan Committee in consideration of the fact that, as provided by the Italian Stock Exchange's new self-disciplinary code, the Board intends to set up the Remuneration Committee, appointed by the Board of Directors from its own members who are not executive directors and the majority of whom are independent, to act as a consultative body.

E) Authorisation for the Board of Directors to purchase and sell the Company's own shares

9. Authorisation for the Board of Directors to purchase and sell the Company's own shares, including for the purposes of "Stock Option" plans; pertinent resolutions

Shareholders,

We remind you that with the approval of the financial statements as of December 31, 2005, the power granted to the Board of Directors to purchase the Company's own shares expires.

We believe it would be useful for the aforementioned authorisation to be renewed, in order to pursue, in the interests of the company, the purposes permitted by the applicable legislation in force, including:

a) to provide shares to transfer to employees of the company, its subsidiaries and the controlling company who participate in the Stock Option Plan for 2000/2002, for 2003/2005 and for 2006/2008;

b) to perform operations of negotiation, hedging and arbitrage;

c) to perform liquidity investment operations.

The Board of Directors, in consideration of the importance of trading in its own shares, believes that it should as of this moment inform shareholders that it does not intend to present any proposal to the General Meeting to cancel the shares in the company it holds until the amount of these shares reaches 10%.

Purchase operations will be performed in observance of articles 2357 and subsequent of the Italian civil code, of article 132 of Law Decree 58/98, of article 144-bis of the Consob Regulation on the implementation of Law Decree no. 58 of February 24, 1998, concerning the regulation of issuers ("Regulations for Issuers") and of every other applicable regulation, including the regulations pursuant to Directive 2003/6 and the relative community and national implementation rules.

At the present time the share capital stands at EUR 614,238,333.28, divided into no. 1,181,227,564 ordinary shares. On February 27, 2006, your Company possesses no. 43,674,000 of its own shares, or 3.71% of the share capital; the subsidiary companies of Mediaset do not possess any shares in the controlling company.

We therefore submit for your approval our proposal to grant the Board of Directors the faculty to purchase, even through the negotiation of options or financial instruments, including derivatives of Mediaset shares, up to a maximum of no. 118,122,756, and therefore within the limits of the law, of its own ordinary shares of par value EUR 0.52 each (equal to 10% of the actual share capital), on one or more occasions, until the approval of the Financial Statements as of December 31, 2006, and in any case for a period of no longer than 18 months from the date of the resolution approved by the general meeting. The amount indicated above is covered by the available reserves reported in the last regularly approved balance sheet.

The purchase operations will be performed as follows:

i) the purchases for the implementation of the Stock Option Plans for 2000/2002, for 2003/2005 and for 2006/2008 shall be made on the stock exchange on which the shares are listed in the manner indicated in article 144-bis, letters b) and c), of the Regulations for Issuers, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Exchange sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company;

ii) other eventual purchases shall be made on the stock exchange on which the shares are listed in the manner indicated in article 144-bis, letters b) and c), of the Regulations for Issuers, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Exchange sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company.

We also ask you, pursuant to and for the purposes of art. 2357-ter of the Italian Civil Code, to confirm the authorisation granted to the Board of Directors, in compliance with the provisions of the law, with regulations applicable from time to time, with the regulations issued by the Italian Stock Exchange and with community directives, to:

a) transfer its own shares, purchased on the basis of this resolution or in any case already in the company's portfolio of shares, to employees of the company, its subsidiaries and the controlling company, against the exercise by same of their options to purchase the shares granted to them, all at the prices, terms and in the manner provided by the regulations regarding each Stock Option Plan for 2000/2002, for 2003/2005 and for 2006/2008. The authorisation indicated in this point is granted for the time limit fixed by the stock option plans;

b) to transfer the shares purchased on the basis of this resolution, or in any case already in the company's portfolio, in the following alternative ways:

i) by means of cash operations; in this case, the sales will be performed on the stock exchange on which the shares are listed and/or outside the stock exchange, at a price no less than 90% of the reference price recorded by the shares during the stock exchange session prior to each individual operation;

ii) by means of exchanges, swaps, contributions or other provisions in the framework of industrial projects or extraordinary finance operations. In this case the economic terms of the transfer operation, including the valuation of the shares being exchanged, will be determined, with the support of independent experts, based on the nature and the characteristics of the operation, also in consideration of the market trend of Mediaset shares.

The authorisation pursuant to point b) above is granted for a period of no longer than 18 months from the date of the resolution.

Extraordinary Meeting

Proposal to modify the Company Bylaws

10. Proposal to amend the following articles of the Company Bylaws: 11) General Meeting; 17), 19) and 23) Board of Directors; 27) Board of Statutory Auditors; and to introduce a new article 28) Officer responsible for the preparation of corporate accounting documents, also pursuant to the provisions of Law 262, 28 December 2005. Renumbering of the articles in the bylaws and adoption of the new text in its entirety.

Shareholders,

as you are aware, Law no. 262 of December 28, 2005, has introduced new measures to protect savings and to regulate financial markets. The provisions came into force on January 12, 2006, and the companies already entered in the companies register on the date of entry into force of the law have one year in which to amend their bylaws.

The Board of Directors, in the framework of its governance review, which has the goal of identifying solutions addressed, amongst other things, to encouraging greater shareholder involvement in corporate life, has decided it would be appropriate, on the occasion of the traditional general meeting to approve the financial statements, to align the company bylaws with the new provisions introduced by the Law on savings. These provisions include the reduction to 2.5% of the capital threshold for the presentation of lists for the appointment of the Company's officers and the introduction of the new figure of the officer in charge of the preparation of corporate accounting documents. The amendment of the bylaws in line with provisions of the aforementioned Law may be completed only after Consob has issued the implementation rules.

In consideration of the above, we submit for your approval the amendments to the bylaws summarised in the attached table sub "A", which provides a comparison between the actual text of the bylaws, the proposed amendments and the reasons for same.

Among the other amendments, we would like to draw your attention to the amendment to clause 3 of article 23 of the company bylaws, with which the provisions of clause 2 of article 2365 of the Italian civil code are enacted, assigning the task of aligning the bylaws with the new legal provisions to the Board of Directors. The board may therefore, specifically, make further amendments to the Bylaws in compliance with primary and secondary provisions, issued and to be issued, concerning Law no. 262 of December 28, 2005, as amended.

As a consequence of the variations proposed, we submit for your approval the consistent renumbering of the articles and the adoption of an entire new text of the Bylaws.

With reference to the proposed amendments, a table has been drawn up in which the current text is compared with the proposed text.

for the Board of Directors
the Chairman

Schedule "A"

CURRENT TEXT	PROPOSED TEXT	REASONS
GENERAL MEETING **Article 11)** Shareholders may take part in the Meeting who have requested from the intermediary that has their shares in deposit, at least two days prior to the Meeting's date, to issue the specific certificate.	**GENERAL MEETING** **Article 11)** Shareholders may take part in the Meeting who have presented their intermediary's notice pursuant to article 2370, clause 2, of the Italian civil code at least two free days prior to the date of each general meeting. Lodging the intermediary's notice does not prevent shareholders from selling their shares before the general meeting takes place. In this case, the purchasers of the shares may take part in the general meeting only if they have fulfilled the formalities prescribed by the previous clause at least two free days before the date of each general meeting.	**GENERAL MEETING** **Article 11)** Clarification of existing regulations.
BOARD OF DIRECTORS **Article 17)** 1. The company is administered by a Board of Directors consisting of five to twenty-one directors, who are in possession of the requisites provided for by primary and secondary regulations pro tempore in force, and can be re-elected.	**BOARD OF DIRECTORS** **Article 17)** 1. The company is administered by a Board of Directors consisting of five to twenty-one directors, who may be re-elected.	**BOARD OF DIRECTORS** **Article 17)** Text substantially unchanged with respect to the previous version.
2. Before designating the Directors, the Meeting decides on how many there shall be in the Board and the duration of their appointment within the time limits set by law.	2. Unchanged.	
3. The Board of Directors is appointed by the Meeting on the basis of lists, in which no more than twenty-one candidates must be shown, each of which to be given a progressive number. Each candidate may only be presented in just one list, otherwise ineligible. Each shareholder may not present or help to present, even through an intermediary person or trust company, more than one list. If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented. The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 5% (five per cent) of the share capital. The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days before the date established for the Meeting in first call. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, as	3. The Board of Directors is appointed by the Meeting on the basis of lists, in which no more than twenty-one candidates must be shown, each of whom to be given a progressive number. Each candidate may only be presented in just one list, otherwise ineligible. Each shareholder may not present or help to present, even through an intermediary person or trust company, more than one list. Shareholders who are subject to joint control pursuant to article 2359 of the Italian civil code may present or help to present a single list. If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented. The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 2.5% (two point five per cent) of the share capital. The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, together with documentation attesting their position as shareholders, must be lodged at the company's registered offices at least 15 (fifteen) days before the date established for the Meeting in first call. On presentation of	Amendments resulting from the introduction of new legal provisions: reduction of the percentage shareholding required to present lists for the appointment of the directors from 5% to 2.5% and the introduction of a provision to ensure that at least one of the members of the Board of Directors is elected from the minority list which obtained most votes. Bringing forward of the term for lodging lists to at least 15 days before the date fixed for the meeting at first call, in order to enable those so entitled to gain sufficient knowledge about the candidates. Better formulation of the remaining parts of the article.

well as having any requisites required by law and by regulations for members of the Board of Directors. The shareholders lodging the lists must deliver, prior to the Meeting and at latest by the time established for the beginning of the Meeting, the documentation attesting their position as shareholders. Once voting is completed, the votes achieved by the lists are divided by whole progressive numbers from one to the number of directors to be elected. The quotients thus obtained are attributed to the candidates of each list, following the order in the list. The quotients attributed to the candidates in the various lists are then put into a single decreasing ranking. The ones who will be elected, up to the number of Directors established by the Meeting to be elected, will be those who have achieved the highest quotients. The candidate elected in first place in the list that achieved the highest number of votes will become Chairman of the Board of Directors. In situations in which, to complete the whole Board of Directors, more than one candidate has achieved the same quotient, the candidate from the list that has not elected any director or that has elected the least number of directors will become elected. In situations in which none of these lists has yet elected a director, or all of them have elected the same number of directors, within these lists the candidate elected will be the one that obtained the highest number of votes. If there is parity of list voting, and always with parity of quotients, the Meeting shall re-vote, so that the candidate who achieves the simple majority of votes will be elected.	the list, a statement of no agreements or links of any form with other shareholders must be lodged. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, that they have any requisites required by law and by regulations for members of the Board of Directors, as well as annotation of their state of independence pursuant to current legislation. The shareholders lodging the lists must deliver, at least two free days prior to the date of the Meeting, the documentation attesting their position as shareholders. Once voting is completed, the votes achieved by the lists are divided by whole progressive numbers from one to the number of directors to be elected. The quotients thus obtained are attributed to the candidates of each list, following the order in the list. The quotients attributed to the candidates in the various lists are then put into a single decreasing ranking. The ones who will be elected, up to the number of Directors established by the Meeting to be elected, will be those who have achieved the highest quotients, without prejudice to the fact that the candidate elected in first place in the second list which obtained most votes will in any case be appointed as director. Therefore, if the aforementioned candidate has not obtained the quotient necessary to be elected, the candidate in the first list who obtained the lowest quotient will not be elected and the board will be completed with the appointment of the candidate elected in first place in the second list which obtained most votes. The candidate elected in first place in the list that achieved the highest number of votes will become Chairman of the Board of Directors. In situations in which, to complete the whole Board of Directors, more than one candidate has achieved the same quotient, the candidate from the list that has not elected any director or that has elected the least number of directors will become elected. In situations in which none of these lists has yet elected a director, or all of them have elected the same number of directors, within these lists the candidate elected will be the one that obtained the highest number of votes. If there is parity of list voting, and always with parity of quotients, the Meeting shall re-vote, so that the candidate who achieves the simple majority of votes will be elected.	

4. If only one list is presented, the Meeting shall express its vote on the basis of this. If such list obtains a relative majority, the first candidates appearing in progressive order in the list shall be elected, up to completing the number established by the Meeting. The candidate coming first in the list will be elected Chairman of the Board of Directors. 5. If there are no lists presented, the Board of Directors will be appointed by the Meeting with the legal majority. 6. If one or more directors resign from the Board, for whatever reason, those remaining will provide for their replacement by cooptation. 7. Directors, nominated in accordance with Article 2386 of the Italian Civil Code, will be elected by the Meeting with a legal majority. The term of Directors so elected will expire with those already in office at the time of their appointment.	4. Unchanged. 5. Unchanged. 6. Unchanged. 7. Unchanged.	
Article 19) 1. The Board of Directors is to meet every time the Chairman considers it necessary or when written request is made by at least two of its members. 2. The Chairman also has the right to call the meeting somewhere else other than the company's registered offices. 3. The notice of call is made by the Chairman of the Board of Directors or by whoever stands in his stead, or otherwise by the Board of Statutory Auditors or by at least two Regular Auditors having communicated the fact to the Chairman of the Board of Directors, by registered letter or by telegram, fax or email sent at least five days beforehand or, in case of urgency, by telegram, fax or email sent at least one day prior to the meeting's date, to each member of the Board and to each Regular Auditor to the addresses or numbers previously communicated by the recipients. Other methods than those listed above may be used for the notice of call. 4. The meetings of the Board can be held by means of audio or videoconference, as long as all the participants can be identified and they are able to follow the discussion and to speak in real time regarding the negotiations of the subjects being discussed, as well as being able to receive, transmit or view documents. If such requisites are met, the Board Meeting is considered held wherever the Chairman of the meeting is located, and where the Secretary to the meeting must also be present.	**Article 19)** 1. Unchanged. 2. Unchanged. 3. The notice of call is made by the Chairman of the Board of Directors or by whoever stands in his stead, or otherwise by the Board of Statutory Auditors or by a Standing Auditor, having communicated the fact to the Chairman of the Board of Directors, by registered letter or by telegram, fax or email sent at least five days beforehand or, in case of urgency, by telegram, fax or email sent at least one day prior to the meeting's date, to each member of the Board and to each Standing Auditor to the addresses or numbers previously communicated by the recipients. Other methods than those listed above may be used for the notice of call. 4. Unchanged.	Specific consequence of the introduction of a new regulatory measure regarding the call to meet of the Board of Directors.

Article 23) 1. The Board of Directors has all powers for the ordinary and extraordinary management of the company.	**Article 23)** 1. Unchanged.	
2. The following actions are the sole concern of the Board of Directors and may not be delegated: - the conclusion of any contract or legal relationship between the company and a shareholder in the company holding a stake exceeding 5% of the share capital (or company belonging to the same Group of the shareholder, by which means subsidiary companies, controlling companies or natural persons and the companies controlled by these) which has a value over EUR 13,000,000.00 (thirteen million/00); - the conclusion of any contract or legal relationship which has a value exceeding EUR 130,000,000.00 (one hundred and thirty million/00); - the issue of non-convertible bonds within the limits as prescribed by Article 2412 of the Italian Civil Code and up to a maximum amount of EUR 300,000,000.00.= (three hundred million/00), on the understanding that any issue over and above such limit will be decided by the extraordinary Shareholders' Meeting.	2. Unchanged.	
3. Notwithstanding the provisions of Article 15.2 of these Bylaws, it is the Board of Directors' duty to deliberate on merging in the cases provided for by Article 2505 of the Italian Civil Code, the setting up or abandoning of secondary branches, the indication of which directors can represent the company, the reduction of capital in the case of withdrawal by the shareholder, and the adjustment of the bylaws to mandatory law provisions.	3. Notwithstanding the provisions of Article 15.2 of these Bylaws, it is the Board of Directors' duty to deliberate on merging in the cases provided for by Article 2505 of the Italian Civil Code, the setting up or abandoning of secondary branches, the indication of which directors can represent the company, the reduction of capital in the case of withdrawal by the shareholder, and the adjustment of the bylaws to mandatory law provisions.	Text substantially unchanged with respect to the previous version, as it transcribes the provisions of clause 2 of article 2365 of the Italian civil code, which attribute the adjustment of the bylaws to mandatory law provision to the competence of the Board of Directors.
BOARD OF STATUTORY AUDITORS **Article 27)** 1. The ordinary Shareholders' Meeting elects the Board of Statutory Auditors, comprising three regular auditors and two alternate, whose mandate lasts for three years and lapses at the date of the Shareholders' Meeting called for approving the financial statements relating to the third fiscal period of their mandate. They can be re-elected. All the auditors must be registered in the Roll of Chartered Accountants established with the Ministry of Justice and must have practiced their profession of legal auditing of accounts for a period no less than three years. The auditors must also be in possession of all the requisites prescribed by law and current regulations, and the Board of Directors shall ascertain their validity.	**BOARD OF STATUTORY AUDITORS** **Article 27)** 1. Unchanged	
2. The nomination of the auditors occurs on the basis of lists presented by shareholders,	2. Unchanged.	

with the procedure explained below. The lists contain a number of candidates progressively numbered. Each list consists of two sections: one for candidates to the post of Regular Auditor, and the other for candidates to the post of Alternate Auditor. Each candidate can only be presented in one list, otherwise ineligible.		
3. The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 3% (three per cent) of the share capital. Each shareholder may not present or help to present, even through an intermediary person or trust company, more than one list. If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented.	3. The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 3% (three per cent) of the share capital. Each shareholder may not present or help to present, even through an intermediary person or trust company, more than one list. Shareholders subject to joint control pursuant to article 2359 of the Italian civil code may present or help to present only one list. Shareholders who form part of a voting syndicate may present or help to present only one list. If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented.	Reformulation of the provision.
4. The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days prior to the date for the Shareholders' Meeting in first call. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, including the limit on number of appointments as described in the next paragraph, as well as the requisites demanded by law, by regulations and by the Bylaws for members of the Board of Statutory Auditors.	4. The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 15 (fifteen) days prior to the date for the Shareholders' Meeting in first call. On presentation of the list, a statement of no agreements or links of any form with other shareholders must be lodged. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, including the limit on number of appointments as described in the next paragraph, as well as the requisites demanded by law, by regulations and by the Bylaws for members of the Board of Statutory Auditors.	Reformulation of the provision. Bringing forward of the term for lodging lists to at least 15 days before the date fixed for the meeting at first call, in order to enable those so entitled to gain sufficient knowledge about the candidates.
5. Those who are Regular Auditors in more than seven Italian companies whose financial instruments are quoted in stock exchange markets in Italy may not be elected auditors.	5. Those who occupy more administration and control posts that the limit established by the law may not be elected auditors.	Specific consequence of the introduction of new legal provisions regarding the limitation of the number of administration and control engagements of auditors and the appointment of the Chairman of the Board of Statutory Auditors.
6. The shareholders lodging the lists must deliver, prior to the Meeting and at latest by the time established for the beginning of the Meeting, the documentation attesting their position as shareholders.	6. The shareholders lodging the lists must deliver, at least two free days prior to the Meeting, the documentation attesting their position as shareholders.	
7. The lists presented without complying with the preceding provisions will not be entered for voting.	7. Unchanged.	

8. Each person with right to vote may vote for one list only.	8. Unchanged.	
9. The auditors are elected as follows: a) from the list which has obtained the highest number of votes there will be taken, in the progressive order in which they appear in the list, two regular auditors and one alternate; b) from the second list which has obtained the highest number of votes in the Meeting, there will be taken, in the progressive order in which they appear in the list, the remaining regular auditor and the other alternate auditor. If more than one list has obtained the same number of votes, a new vote will be cast between the lists by all the shareholders attending the Meeting, and the candidates in the list that obtain the simple majority of votes will be elected.	9. Unchanged.	
10. The Chairmanship of the Board of Statutory Auditors will be taken by the first candidate on the list that has obtained the highest number of votes.	10. The candidate in first place in the section on candidates for Standing Auditor in the second list that has obtained the highest number of votes is elected Chairman of the Board of Statutory Auditors	
11. If only one list is presented, the Meeting shall express its vote on the basis of this. If such list obtains a relative majority, the first three candidates appearing in progressive order in the relative section will be elected regular auditors, and the two candidates appearing in progressive order in the relevant section will be elected alternate auditors. The person coming first in the list of candidates for regular auditors will be elected Chairman of the Board of Statutory auditors. In case of death, waiver or forfeiture of a regular auditor, the person to succeed will be the alternate auditor elected to first place. In the hypothesis of replacement of the Chairman, the Board of Statutory Auditors shall choose and appoint the new Chairman from among its members, who will remain in office until the following Shareholders' Meeting which shall pass resolution for completing the Board of Statutory Auditors.	11. Unchanged.	
12. If there are no lists, the Board of Statutory Auditors and its Chairman will be appointed by the Meeting through a legal majority.	12. Unchanged.	
13. If more than one list has been presented, in case of death, waiver or forfeiture of an auditor, the person to succeed will be the alternate auditor coming from the same list as the outgoing auditor. In the hypothesis of replacement of the Chairman, the Board of Statutory Auditors shall choose and appoint the new Chairman from among its members, who will remain in office until	13. Unchanged.	

the following Shareholders' Meeting which shall pass resolution for completing the Board of Statutory Auditors. 14. Should it not be possible to proceed with the replacement according to the aforementioned criteria, or if it is necessary to proceed in accordance with the law, a Meeting shall be called to replace the members of the Board of Statutory Auditors. The resolution will be passed by relative majority. 15. The Meeting determines the emoluments due to the auditors, as well as the reimbursement of the costs incurred in carrying out the appointed tasks. 16. The powers and the duties of auditors are those established in law.	 14. Unchanged. 15. Unchanged. 16. Unchanged.	
	OFFICER IN CHARGE OF THE PREPARATION OF CORPORATE ACCOUNTING DOCUMENTS **Article 28)** **The Board of Directors, after hearing the opinion of the Board of Statutory Auditors, appoints an officer in charge of the preparation of corporate accounting documents. The Board grants the officer in charge of the preparation of corporate accounting documents adequate powers and means to perform the duties assigned to said person pursuant to the law and regulations.** The officer in charge of the preparation of corporate accounting documents is subject to the provisions which regulate the responsibility of directors in relation to the duties assigned to them, without prejudice to actions performed with regard to the working relationship with the Company.	Regulation, in compliance with new legal provisions, of the officer in charge of the preparation of corporate accounting documents.
MONITORING ACCOUNTS **Article 28)** Accounts are monitored by an Auditing Firm. For the appointment, the tasks, the powers and the responsibility, the relative Laws are to be applied.	**MONITORING ACCOUNTS** **Article 29)** Unchanged.	Renumbering due to the introduction of new article 28).
FINANCIAL STATEMENTS AND PROFITS **Article 29)** 1. The company's fiscal periods close as of December 31 of each year. 2. At the end of each period, the Directors must prepare the financial statements for the period pursuant to law.	**FINANCIAL STATEMENTS AND PROFITS** **Article 30)** Unchanged.	Renumbering due to the introduction of new article 28).
Article 30) 1. The net profit resulting from the financial statements, having made a provision no lower than 5% (five per cent) to the legal	**Article 31)** Unchanged.	Renumbering due to the introduction of new article 28).

reserve until this amounts to a fifth of the share capital, is attributed to the shareholders pro quota, unless the shareholders' meeting passes a special resolution in favour of the extraordinary reserve or for any other destination, or otherwise resolves to carry it partly or wholly forward to the following period. 2. The shareholders' meeting can also resolve, pursuant to Article 2349 of the Italian Civil Code, to extraordinarily allocate profits to a free issue of ordinary shares for a nominal amount equalling such profit.		
Article 31) The Board of Directors can decide to distribute advance payments on dividends in the ways and form complying with the law.	**Article 32)** Unchanged.	Renumbering due to the introduction of new article 28).
Article 32) Unpaid dividends are prescribed on the company's behalf within five years from the date they become receivable.	**Article 33)** Unchanged.	Renumbering due to the introduction of new article 28).
DISSOLUTION AND LIQUIDATION & DEFINITIVE REGULATIONS **Article 33)** If, at any time and for any reason whatsoever, the company is dissolved, the shareholders' meeting lays down the liquidation procedure and appoints one or more liquidators, setting out their powers and fees.	**DISSOLUTION AND LIQUIDATION & DEFINITIVE REGULATIONS** **Article 34)** Unchanged.	Renumbering due to the introduction of new article 28).
Article 34) For all matters not covered by these By-laws, reference should be made to the relevant provisions in law.	**Article 35)** Unchanged.	Renumbering due to the introduction of new article 28).

MEDIASET S.p.A.

2005 Financial Statements

Balance Sheet and Income Statement

Balance Sheet as of December, 31st, 2005

(Amounts in EUR)

ASSETS		31/12/2005	31/12/2004
A)	RECEIVABLES FROM SHAREHOLDERS	-	-
B)	FIXED ASSETS		
I	Intangible fixed assets		
3	industrial patents and intellectual property right	513,851	927,965
4	concessions, licences, trademarks and similar rights	47,345,975	77,428,797
Total		47,859,826	78,356,762
II	Tangible fixed assets		
1	land and buildings	4,593,750	4,716,250
2	plant and machinery	111,799	154,167
4	other tangible fixed assets	509,700	638,366
Total		5,215,249	5,508,783
III	Financial fixed assets		
1	investments in:		
	a) subsidiary companies	1,559,601,437	1,206,273,068
	b) affiliated companies	25,000	25,000
	d) other companies	45,767,983	96,456,269
	Total	1,605,394,420	1,302,754,337
2	receivables:		
	d) other companies		
	- due after 1 year	49,615,114	422,730
Total		1,655,009,534	1,303,177,067
TOTAL FIXED ASSETS (B)		1,708,084,609	1,387,042,612
C)	CURRENT ASSETS		
I	Inventory		
Total		-	-
II	Receivables		
1	trade receivables		
	- due within 1 year	546,072	260,994
	- due after 1 year	80,559	-
	Total	626,631	260,994
1-bis	due from associated companies	466,379	373,402
2	due from subsidiary companies		
	- due within 1 year	274,072,473	58,542,851
	- due after 1 year	1,705,667	3,249,236
	Total	275,778,140	61,792,087
3	due from affiliated companies	11,510	-
4	due from parent company	543,353	30,389,504
4-bis	due from taxation authorities	16,976	1,628,241
4-ter	tax assets paid in advance		
	- due within 1 year	19,641,319	19,140,025
	- due after 1 year	50,859,301	63,668,273
	Total	70,500,620	82,808,298
5	other receivables		
	- due within 1 year	6,688,704	22,983,733
	- due after 1 year	1,991,800	3,476,933
	Total	8,680,504	26,460,666
Total		356,624,113	203,713,192
III	Financial assets (which are not fixed assets)		
4	other investments	282,900	-
5	own shares	414,162,540	17,272,534
6	other securities	95,981,204	150,334,931
7	receivables due from subsidiary companies	1,853,940,564	877,918,927
9	receivables due from affiliated companies	1,929,861	-
Total		2,366,297,069	1,045,526,392

Balance sheet as of December 31st, 2005

(amounts in EUR)

ASSETS		31/12/2005	31/12/2004
IV	**Liquid funds**		
1	bank and postal deposits	125,782,366	43,349,080
3	cash in hand and cash equivalents	56,768	58,100
Total		**125,839,134**	**43,407,180**
TOTAL CURRENT ASSETS (C)		**2,848,760,316**	**1,292,646,764**
D)	**PREPAYMENTS AND ACCRUED INCOME**		
1	accrued income	13,667,747	17,206,996
2	prepayments	1,424,529	982,900
3	pluriennal prepayments	1,804,554	2,748,771
TOTAL PREPAYMENTS AND ACCRUED INCOME (D)		**16,896,830**	**20,938,667**
TOTAL ASSETS		**4,573,741,755**	**2,700,628,043**

Balance sheet as of December 31st, 2005

(amounts in Euro)

	LIABILITIES	31/12/2005	31/12/2004
A)	**SHAREHOLDERS' EQUITY**		
I	**Share capital**	**614,238,333**	**614,238,333**
II	**Share premium reserve**	**275,237,092**	**739,743,791**
III	**Revaluation reserve**	**-**	**-**
IV	**Legal reserve**	**122,847,667**	**95,991,400**
V	**Reserve for own shares**	**414,162,540**	**17,272,534**
VI	**Statutory reserves**	**-**	**-**
VII -	**Other reserves**	**-**	**-**
	merger reserves	8,339	8,339
	extraordinary reserve	913,942	7,034,904
	provisions for rounding figures	(1)	4
	Total other reserves	**922,280**	**7,043,247**
VIII	**Retained earnings (losses)**	**-**	**-**
IX	**Profit (loss) for the year**	**1,411,777,506**	**401,914,215**
	TOTAL SHAREHOLDERS' EQUITY (A)	**2,839,185,418**	**1,876,203,520**
B)	**PROVISIONS FOR RISKS AND CHARGES**		
1	for pension benefits and similar obligations	17,280	17,538
3	other reserves	37,515,310	47,931,541
TOTAL PROVISIONS FOR RISKS AND CHARGES (B)		**37,532,590**	**47,949,079**
C)	**EMPLOYEE TERMINATION INDEMNITY**	**5,410,335**	**5,065,120**
D)	**PAYABLES**		
4	due to banks		
	- due within 1 year	730,824,899	157,859,048
	- due after 1 year	235,000,000	240,000,000
	Total	965,824,899	397,859,048
7	trade accounts	9,732,385	7,902,782
9	due to subsidiary companies		
	- due within 1 year	277,706,034	22,941,526
	- due after 1 year	1,693,213	3,234,549
	Total	279,399,247	26,176,075
10-bis	due to associated companies	379,231	700,992
11	due to the parent company	63,514	74,370
12	due to taxation authorities	3,010,843	2,445,151
13	due to social security institutions	808,287	765,616
14	other sums payable		
	- due within 1 year	9,395,736	5,896,366
	- due after 1 year	1,705,667	6,449,236
	Total	11,101,403	12,345,602
15	sums due to subsidiary companies	404,024,034	298,960,823
TOTAL PAYABLES (D)		**1,674,343,843**	**747,230,459**
E)	**ACCRUALS AND DEFERRED INCOME**		
1	accruals	14,650,683	21,082,900
2	deferred income	2,618,886	3,096,965
TOTAL ACCRUALS AND DEFERRED INCOME (E)		**17,269,569**	**24,179,865**
TOTAL LIABILITIES		**1,734,556,337**	**824,424,523**
TOTAL NET SHAREHOLDERS' EQUITY AND LIABILITIES		**4,573,741,755**	**2,700,628,043**

Balance sheet as of December 31st, 2005

(amounts in Euro)

OFF-BALANCE SHEET ITEMS	31/12/2005	31/12/2004
Personal securities given		
a) guarantees given		
1) in favour of subsidiary companies	226,883,080	29,993,953
2) in favour of affiliated companies	504,578	504,578
5) in favour of third parties	743,306	59,681,917
Total	228,130,964	90,180,448
Total personal securities given	**228,130,964**	**90,180,448**
Collateral given	-	-
Commitments and risks		
a) potential liabilities guaranteed by Fininvest S.p.A.	118,785	118,785
b) forward financial operations		
foreign currency purchases	399,075,667	475,533,548
foreign currency sales	398,338,078	474,942,601
other commitments and risks	78,000,000	128,089,349
d) other	6,093,250	20,551
Total commitments and risks	**881,625,780**	**1,078,704,834**
Other items	-	-
a) leased property	11,000	-
Totale altri conti d'ordine	**11,000**	-
TOTAL OFF-BALANCE SHEET ITEMS	**1,109,767,744**	**1,168,885,282**

Income statement as of December 31st, 2005

(amounts in Euro)

		2005	2004
A)	**VALUE OF PRODUCTION**		
1	revenues from sales and services	61,303,009	90,773,510
5	other revenues and income		
	- sundry	11,569,159	6,114,348
TOTAL VALUE OF PRODUCTION (A)		**72,872,168**	**96,887,858**
B)	**COST OF PRODUCTION**		
6	raw materials, consumables and supplies	321,294	326,327
7	services	22,633,877	17,913,956
8	leasing and rental	3,329,624	5,516,778
9	personnel expenses:		
	a) wages and salaries	20,676,629	15,944,882
	b) social security contributions	5,238,153	4,206,500
	c) employee termination indemnity	946,160	930,689
	e) other expenses	70,013	154,547
	Total personnel expenses	26,930,955	21,236,618
10	amortisation, depreciation and write-downs		
	a) amortisation of intangible fixed assets	37,856,946	63,970,928
	b) amortisation of tangible fixed assets	401,180	461,248
	c) write-downs of fixed assets	-	136,861
	Total amortisation, depreciation and write-downs	38,258,126	64,569,037
12	provisions for risks	232,913	2,561,743
14	sundry operating costs		
	a) losses on disposals and out-of-period expenses	6,996	104,649
	b) other costs	3,082,975	2,545,030
	Total	3,089,971	2,649,679
TOTAL COST OF PRODUCTION (B)		**94,796,760**	**114,774,138**
DIFFERENCE BETWEEN VALUE AND COST OF PRODUCTION (A-B)		**(21,924,592)**	**(17,886,280)**
C)	**FINANCIAL INCOME AND (CHARGES)**		
15	income from investments		
	a) subsidiary companies	1,501,519,724	479,016,192
	d) other companies	1,864,518	1,864,499
	Total income from investments	1,503,384,242	480,880,691
16	other financial income		
	a) from receivables included in fixed assets		
	- other	6,586	7,228
	c) from securities included in current assets which are not investments	2,862,015	538,107
	d) other income		
	- subsidiary companies	32,736,318	32,422,659
	- affiliated companies	49,950	-
	- other	21,067,873	6,195,009
	Total	53,854,141	38,617,668
	Total other financial income	56,722,742	39,163,003
Total financial income		**1,560,106,984**	**520,043,694**
17	interest and other financial charges		
	a) interest and other financial charges		
	- subsidiary companies	(8,715,384)	(6,342,667)
	- affiliated companies	(998)	-
	- other	(42,524,311)	(24,218,909)
	Total	(51,240,693)	(30,561,576)
Total interest and other financial charges		**(51,240,693)**	**(30,561,576)**
17 bis	**Foreign exchange gains and losses**	**(2,595)**	**46,915**
TOTAL FINANCIAL INCOME AND (CHARGES) (C)		**1,508,863,696**	**489,529,033**

Income statement as of December 31st, 2005

(amounts in Euro)

		2005	2004
D)	**ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS**		
19	write-downs		
	a) investments	(50,688,316)	(36,148,308)
	b) financial fixed assets which are not investments	-	(34,591,050)
	c) securities included in current assets which are not investments	(396,540)	(122,636)
Total write-downs		**(51,084,856)**	**(70,861,994)**
TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS (D)		**(51,084,856)**	**(70,861,994)**
E)	**EXTRAORDINARY INCOME AND (CHARGES)**		
20	income		
	- other	178,659	14,969,361
21	charges		
	- prior years' taxes	(469)	(2,490)
	- other	(422,822)	(27,308,304)
Total extraordinary charges		**(423,291)**	**(27,310,794)**
TOTAL EXTRAORDINARY INCOME AND (CHARGES) (E)		**(244,632)**	**(12,341,433)**
PROFIT BEFORE TAXATION		**1,435,609,616**	**388,439,326**
22	Income taxes for the year		
	a) current taxation	11,524,432	(18,574,842)
	b) deferred taxation and tax paid in advance	12,307,678	5,099,953
Total income taxes for the year		**23,832,110**	**(13,474,889)**
26	**PROFIT (LOSS) FOR THE YEAR**	**1,411,777,506**	**401,914,215**

MEDIASET S.p.A.

2005 Annual Report

Notes to the financial statements

Notes to the financial statements as of December 31st, 2005

STRUCTURE AND CONTENT

The financial statements have been prepared in accordance with Italian Civil Code regulations and consist of the balance sheet (drafted in line with the scheme included in articles 2424 and 2424 bis of the Italian Civil Code), the income statement (drafted in line with the scheme included in articles 2425 and 2425 bis of the Italian Civil Code) and these explanatory notes which aim at providing an explanation, an analysis and, sometimes, an integration to the financial statements figures and which provide the information required as per article 2427 of the Italian Civil Code, Law Decree no. 127/1991 and other previous laws.

The items have been evaluated using prudential criteria and in view of the continuity of the activity, as well as taking into account the economic function of the assets and liabilities being considered, as required by article 2423-bis no. 1.

Furthermore, the changes that have occurred in the above regulations, by adopting the new provisions of Law Decree no. 6 dated January 17th, 2003 (as subsequently modified) regarding Corporate Law, have been taken into due consideration.

Finally, all additional information necessary to provide a true and fair reflection of the Company's affairs has been provided, even if not specifically required by law.

VALUATION CRITERIA AND ACCOUNTING PRINCIPLES

The accounting principles used in preparing the financial statements as of December 31st, 2005 are the same as those used for the financial statements as of December 31st, 2004.

In particular:

- there have been no exceptional circumstances making it necessary to depart from normal drafting and valuation criteria;
- changes in assets and liabilities are analysed under the comments on the items contained in the financial statements. Information is provided about the amount accrued to provisions and the amount utilised during the year;
- risks and charges relating to the period have been accounted for, even if they have been identified after December 31st, 2005.

The most important valuation criteria used in preparing the financial statements as of December 31st, 2005, in accordance with article 2426 of the Italian Civil Code, are as follows:

Intangible fixed assets

Television rights have been recorded in item b) 4 ***concessions, licences, trademarks and similar rights*** at appraisal value for the portion related to the transfer of the business of Reteitalia S.p.A. to Mediaset S.r.l. (now S.p.A.) which took place on December 31st, 1993, and at cost for purchases made thereafter.

Amortisation of rights with a limited duration is calculated on a straight-line basis over the period of the relevant contract and, in any event, over a period not exceeding 120 months.

Amortisation of own rights and those with an unlimited duration is calculated on a straight-line basis over 60 months.

In the event that, regardless of the amortisation already recorded, rights have been through all the showings available per contract, their residual value is totally expensed.

Intangible assets under formation and advances are recorded at acquisition cost, net of accumulated amortisation.

Start-up and expansion costs are amortised over five years.

Software is amortised over five or three years, depending on their residual use.

Leasehold improvements are amortised over the residual length of the lease contract of the relevant asset and, in any case, over a period not exceeding five years.

Industrial patent rights are recorded at acquisition or production cost, including ancillary charges. They are systematically amortised over the period of their expected future use.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition or transfer cost. Cost includes ancillary charges, if any, and the share of direct or indirect costs that can reasonably be allocated to the asset.

Tangible fixed assets are systematically depreciated over each accounting period on a straight-line basis according to the economic-technical rates which are determined in relation to the remaining potential use of the assets.

The depreciation rates used are:

■ Land and buildings	2,5%
■ Plant and machinery	10-20%
■ Motor vehicles	10-25%
■ Office furniture and equipment	8-20%
■ Equipment and fittings	5-16%

Independently of the depreciation value already recorded, should a permanent loss of value occur, the fixed asset is depreciated for the same amount; if, in subsequent years, the conditions that caused the write-down are no longer present, the original value is restored, adjusted only for amortisation.

Ordinary maintenance costs are fully attributed to the income statement. Supplementary maintenance costs are attributed to the equipment they refer to and are depreciated according to the residual use of the equipment.

Equity investments and securities (which are included in fixed assets)

Equity investments are valued at cost. The amount recorded is determined on the basis of the purchase price. The cost is reduced in the event of a permanent loss of value where the subsidiary companies incur in losses and expected immediate future earnings are not sufficient to offset the losses incurred; the original value is restored in subsequent years if the reasons for the write-down are no longer present.

Where the Company has made a payment to a subsidiary but it has not increased its share capital, such payments are recorded on the assets side of the balance sheet as *capital contributions*.

Receivables

Receivables are stated at their estimated realisable value. Receivables denominated in non-EMU area foreign currencies have been valued using December 31st, 2005 exchange rates, as notified by the European Central Bank. Hedging contracts, if any, are valued consistently with the receivables being hedged.

Financial assets (which are not fixed assets)

These assets are recorded at the lower of purchase cost (method of the weighted average cost for own shares) or estimated realisable value determined from the market situation or from the information sources which are normally used at an international level for non listed securities. The lower value is not maintained in subsequent years if the reason no longer applies.

As to own shares for the approved Employee Stock Option plans, they are recorded at a value calculated on the purchase cost (method of the weighted average cost) or at the lower between the book value, the estimated realisable value determined from the market situation or the exercise value of the option.

Prepayments and accrued income, accruals and deferred income

These items include portions of revenues and expenses common to two or more periods, in accordance with the accruals concept.

Provisions for risks and charges

The provisions for risks and charges are created to cover certain or likely losses or liabilities for which the exact value or effective date could not be determined at the period end. Amounts provided reflect the best possible estimate on the basis of available information. Risks in respect of which a liability is only possible are disclosed in the notes commenting on provisions, without setting up a provision for risks and charges.

Employee termination indemnity

The provision for employee termination indemnity is established to cover the entire liability accruing to employees in accordance with current laws, collective agreements and local company agreements. This liability is subject to revaluation using indices (ISTAT total revaluation coefficient).

Payables

Payables are stated at face value; those in non-EMU area foreign currencies have been translated using the December 31st, 2005 exchange rate, as notified by the European Central Bank. Forward contracts used to hedge payables are valued consistently with the payables being hedged.

Revenue recognition

The revenues are recorded on an accruals basis.

Income taxes

Income taxes are recorded based on an estimate of taxable income as calculated under existing legislation, considering available exemptions.

In compliance with the accruals concept, the financial statements must include the taxes that, though being attributable to future periods are payable in the ongoing fiscal year (advanced taxes) as well as the taxes that, while being attributable to the period, will be paid in the future (deferred taxes). The amount recorded is the result of the temporary difference between the value attributed to an asset or liability under statutory reporting and the value attributed to that same asset or liability for tax purposes. These differences mainly derive from the difference between the pre-tax result in the statutory financial statements with no taxation interference and the taxable income that is originated in a given period and is eliminated in the space of one or more subsequent years.

Advanced taxes are recorded in accordance with the prudence concept and only when it is reasonably certain that, in the years the temporary differences resulting in the recording of advanced taxes are to reverse, there will be taxable income not inferior to the differences that will be eliminated.

Financial instruments

In order to reduce the risk of interest rate and exchange rate variations, Mediaset S.p.A. signs contracts for hedging specific operations or net exposures.

Financial instruments used to hedge exchange risk regarding assets and liabilities denominated in non-EMU area foreign currencies are valued consistently with the assets and liabilities being hedged. Those are booked by recognising income and charges in the income statement on an accruals basis.

For the valuation of the forward contracts existing at the period end, reference is made to Accounting Standard no. 26 and to the CONSOB communication no. DAC/28731 dated April 14th, 2000.

The interest differential to be received or paid on the interest rate swaps and equity swaps are recorded in the income statement on an accruals basis throughout the duration of the hedging.

The interest differential accrued and not paid at the end of the year is recorded in the item *Prepayments and accrued income*.

The contracts signed for hedging exchange rate risks are recorded either at the current exchange rate at the closing of the year or at their fair value, according to the type of financial derivative. As for options, the premiums paid are recorded in the item "*receivables from counterparts for the purchase of options*" and the premiums received are recorded in the item "*payables due to counterparts for the sale of options*".

Profits and losses are classified consistently with the assets, liabilities or commitments they refer to.

As for the equity swaps, at the end of the year, a valuation is made and, in case losses are recorded, these are recorded in the income statement in accordance with the prudence concept.

Dividends

Dividends are recorded in the accounting period in which distribution is approved, which generally corresponds to the moment they are received.

Profits and losses from exchange rates

The amount of net profit deriving from the adjustment to exchange rates of foreign currency items at the end of the year, at the time of approving the financial statements and the distribution of profit, is recorded, for the portion which is not absorbed by losses, in provisions that cannot be distributed until realisation.

At the end of each year, the total amount of profits and losses not realised on exchange rates are recalculated. If total net profit from exchange rates is higher than the amount in the balance sheet reserve, the latter is increased. Conversely, if loss is recorded or net profit lower than the amount booked in the reserve, either the whole reserve or the surplus is reclassified into a reserve which can be freely distributed when preparing the financial statements.

ADDITIONAL INFORMATION

Amounts recorded

As was the case for the financial statements as of December 31st, 2001, in compliance with article 2423 clause 5 of the Italian Civil Code, the tables of the financial statements are expressed in Euro excluding decimals (eliminated through rounding techniques) while the notes to the financial statements – if not differently specified – record figures and figure comments in EUR thousands.

Tax consolidation

During 2005, that established by the T.U.I.R. (Consolidated Act on Income Tax) according to which Mediaset S.p.A. and its subsidiary companies could enter the tax consolidation perimeter of Fininvest S.p.A. is no longer applicable. As a result, since January 1st, the decision taken in December 2004 by the Mediaset Group to enter the tax consolidation system created by Fininvest S.p.A. is no longer in force. In the meantime, Mediaset S.p.A., in its capacity as consolidating company, and RTI S.p.A., Elettronica Industriale S.p.A., Videotime S.p.A., Publitalia '80 S.p.A., Promoservice Italia S.r.l. and Boing S.p.A., in their capacity as consolidated companies, have decided to take the option to join the Group's taxation perimeter for the 2005/2007 period.

Exceptions permitted by article 2423 clause 4 of the Italian Civil Code

No exceptions to standard accounting practices as per article 2423 clause 4 of the Italian Civil Code have been made in these financial statements.

CONSOB resolution no. 11971

We have provided the information called for by article 78 of CONSOB resolution no. 11971 of May 14th, 1999 and subsequent modifications concerning all sums of any kind paid to directors and statutory auditors by the Company or its subsidiary companies; and the shares allocated to directors under the 2000/2002 and 2003/2005 Employee Stock Option Plans, according to the criteria required by tables 1) and 2) mentioned in attachment 3c) of the said resolution.

Table I

Fees and other amounts paid to directors, statutory auditors and general managers

(amounts in Euro)

Full name	Position held in Mediaset S.p.A.			Emoluments (1)			
	Position	Term of mandate	End of mandate (5)	Emoluments at the office	Benefits in kind	Bonus and other incentives	Other remunerations (2)
Confalonieri Fedele (3)	Chairman of the Board	01.01.2005 - 31.12.2005	31.12.2005	1,000,000.00	12,609.27	2,000,000.00	1,567,486.63
Berlusconi Pier Silvio (3)	Deputy Chairman	01.01.2005 - 31.12.2005	31.12.2005	566,666.66	7,414.88	1,000,000.00	431,703.14
Adreani Giuliano (3)	Managing Director	01.01.2005 - 31.12.2005	31.12.2005	350,000.00	4,828.21		2,282,022.64
Amigoni Franco	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00			
Berlusconi Marina	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00			
Cannatelli Pasquale (4)	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00			
Colombo Paolo Andrea (3)	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00			15,500.00
Concina Enzo (4)	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00			
Costa Maurizio	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00			
Crippa Mauro (3)	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00	1,077.20	270.000,00 (6)	395,893.54
Ermolli Bruno	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00			
Giordani Marco (3)	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00	5,842.70	700.000,00 (7)	501,470.91
Messina Alfredo (3)	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00			105,000.00
Nieri Gina (3)	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00	5,092.01	500.000,00 (8)	441,333.23
Ruozi Roberto	Director	01.01.2005 - 31.12.2005	31.12.2005	16,000.00			
Frattini Achille (3)	Chairman Board of Statutory Auditors	01.01.2005 - 31.12.2005	31.12.2007	93,000.00			74,963.00
Giampaolo Francesco Antonio (3)	Statutory Auditor	01.01.2005 - 31.12.2005	31.12.2007	62,000.00			56,660.22
Perotta Riccardo (3)	Statutory Auditor	01.01.2005 - 31.12.2005	31.12.2007	62,000.00			3,630.00

(1) The fees specified exclusively refer to the period in which the office is held.
(2) Includes fees for other offices held in subsidiary companies, remuneration for employee work, consultancy and non monetary benefits accrued while holding office.
(3) Other responsibilities held in subsidiary companies as per the table below.
(4) For this responsibility, since May 2005, fees are directly paid to the company .
(5) The members of the Board of Directors hold office until the financial statements as of December 31st, 2005 are approved and the members of the Board of Statutory Auditors hold office until financial statements as of December 31st, 2007 are approved.
(6) EUR 120,.000 will be paid after approving the financial statements and checking that the corporate objectives with which this amount was associated have been achieved.
(7) EUR 200,000 will be paid after approving the financial statements and checking that the corporate objectives with which this amount was associated have been achieved.
(8) EUR 200,000 will be paid after approving the financial statements and checking that the corporate objectives with which this amount was associated have been achieved.

Table I-Bis

Responsibilities held by directors and statutory auditors of Mediaset S.p.A. in subsidiary companies

Full name		Position		
Company	Position held	Term of appointment	Expiration of appointment	
Adreani Giuliano				
Publitalia '80 S.p.A.	Chairman and M.D.	01.01.2005 - 31.12.2005	31.12.2007	(II)
R.T.I. S.p.A.	Director (I)	01.01.2005 - 31.12.2005	31.12.2007	(II)
Mediaset Investimenti S.p.A.	Director (I)	24.10.2005 - 31.12.2005	31.12.2007	(II)
Gestevision Telecinco S.A.	Director	01.01.2005 - 31.12.2005	29.03.2009	
Publiespana S.A.U.	Deputy Chairman	01.01.2005 - 31.12.2005	31.12.2005	(II)
Berlusconi Pier Silvio				
Publitalia '80 S.p.A.	Director (I)	01.01.2005 - 31.12.2005	31.12.2007	(II)
R.T.I. S.p.A.	Chairman and M.D. (I)	01.01.2005 - 31.12.2005	31.12.2007	(II)
Mediaset Investimenti S.p.A.	Director (I)	24.10.2005 - 31.12.2005	31.12.2007	(II)
Gestevision Telecinco S.A.	Director	01.01.2005 - 31.12.2005	29.03.2009	
Publiespana S.A.U.	Director	01.01.2005 - 31.12.2005	07.05.2008	
Cannatelli Pasquale				
Publitalia '80 S.p.A.	Director (I)	24.10.2005 - 31.12.2005	31.12.2005	(III)
Confalonieri Fedele				
Mediaset Investimenti S.p.A.	Chairman (I)	24.10.2005 - 31.12.2005	31.12.2007	(II)
Gestevision Telecinco S.A.	Director	01.01.2005 - 31.12.2005	29.03.2009	
Publiespana S.A.U.	Director	01.01.2005 - 31.12.2005	26.09.2006	
Colombo Paolo Andrea				
Publitalia '80 S.p.A.	Director	01.01.2005 - 31.12.2005	31.12.2007	(II)
Crippa Mauro				
R.T.I. S.p.A.	Director (I)	01.01.2005 - 31.12.2005	31.12.2007	(II)
Giordani Marco				
Gestevision Telecinco S.A.	Director	01.01.2005 - 31.12.2005	29.03.2009	
Mediaset Investimenti S.p.A.	Director (I)	24.10.2005 - 31.12.2005	31.12.2007	(II)
Publitalia '80 S.p.A.	Director (I)	01.01.2005 - 31.12.2005	31.12.2007	(II)
Messina Alfredo				
Gestevision Telecinco S.A.	Director	01.01.2005 - 31.12.2005	29.03.2009	
Nieri Gina				
R.T.I. S.p.A.	Director (I)	01.01.2005 - 31.12.2005	31.12.2007	(II)
Frattini Achille				
Mediaset Investimenti S.p.A.	Chairman S.A.	24.10.2005 - 31.12.2005	31.12.2007	(II)
R.T.I. S.p.A.	Statutory Auditor	01.01.2005 - 31.12.2005	31.12.2006	(II)
Promoservice Italia S.r.l.	Chairman S.A.	01.01.2005 - 31.12.2005	31.12.2005	(II)
Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2005 - 31.12.2005	31.12.2005	(II)
Videotime S.p.A.	Statutory Auditor	01.01.2005 - 31.12.2005	31.12.2005	(II)
Boing S.p.A.	Statutory Auditor	01.01.2005 - 31.12.2005	31.12.2007	(II)
Giampaolo Francesco Antonio				
Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2005 - 31.12.2005	31.12.2005	(II)
R.T.I. S.p.A.	Statutory Auditor	01.01.2005 - 31.12.2005	31.12.2006	(II)
Mediaset Investimenti S.p.A.	Statutory Auditor	24.10.2005 - 31.12.2005	31.12.2007	(II)
Cinematext Media Italia S.r.l.	Statutory Auditor	14.10.2005 - 31.12.2005	31.12.2007	(II)
Perotta Riccardo				
Boing S.p.A.	Statutory Auditor	01.01.2005 - 31.12.2005	31.12.2007	(II)
Mediaset Investimenti S.p.A.	Statutory Auditor	24.10.2005 - 31.12.2005	31.12.2007	(II)

(I) For the responsibilities held, fees are paid directly to the company concerned.
(II) Holding office until the date of the meeting for the approval of financial statements.
(III) Holding office until next General Meeting pursuant to article 2386 of the Italian Civil Code.

Table 2
Stock-options allocated to directors and general managers

(amounts in Euro)

		Options held at the beginning of the year 01/01/2005			Options assigned during the year 2005 (*)			Options exercised during the year 2005			Options expired during the year 2005	Options held at the end of the year 31/12/2005		
Full name	Position held	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Market price at the exercise	Number of options	Number of options	Exercise price	Expiry date
Fedele Confalonieri	Chairman	142,500 2)	9.64	30.06.2006				142,500	9.64	10.9057				
		170,000 3)	7.39	31.12.2007								170,000	7.39	31.12.2007
		170,000 4)	9.07	31.12.2008								170,000	9.07	31.12.2008
					340,000	9.60	31.12.2010					340,000	9.60	31.12.2010
Pier Silvio Berlusconi	Deputy Cahirman	150,000 4)	9.07	31.12.2008								150,000	9.07	31.12.2008
					300,000	9.60	31.12.2010					300,000	9.60	31.12.2010
Giuliano Adreani	Managing Director	93,000 2)	9.64	30.06.2006				93,000	9.64	10.8915				
		110,000 3)	7.39	31.12.2007								110,000	7.39	31.12.2007
		110,000 4)	9.07	31.12.2008	220,000	9.60	31.12.2010					110,000	9.07	31.12.2008
												220.000	9.60	31.12.2010
Mauro Crippa	Director	50,000 1)	7.26	30.06.2005				50,000	7.26	9.80				
		39,500 2)	9.64	30.06.2006				39,500	9.64	10.98				
		62,000 3)	7.39	31.12.2007								62,000	7.39	31.12.2007
		62,000 4)	9.07	31.12.2008								62,000	9.07	31.12.2008
					62,000	9.60	31.12.2010					62,000	9.60	31.12.2010
Gina Nieri	Director	39,500 2)	9.64	30.06.2006				39,500	9.64	10.89				
		62,000 3)	7.39	31.12.2007								62,000	7.39	31.12.2007
		62,000 4)	9.07	31.12.2008								62,000	9.07	31.12.2008
					62,000	9.60	31.12.2010					62,000	9.60	31.12.2010
Pasquale Cannatelli	Director	39,500 2)	9.64	30.06.2006				39,500	9.64	10.90				
Marco Giordani	Director	39,500 2)	9.64	30.06.2006	62,000	9.60	31.12.2010	39,500	9.64	10.79		62,000	7.39	31.12.2007
		62,000 3)	7.39	31.12.2007								62,000	9.07	31.12.2008
		62,000 4)	9.07	31.12.2008								62,000	9.60	31.12.2010

1) Options allocated during the year 2001
2) Options allocated during the year 2002
3) Options allocated during the year 2003
4) Options allocated during the year 2004
(*) Options submitted to meeting obligations

COMMENTS ON THE MAIN ASSET ITEMS

(EUR thousands)

Fixed assets

Tables included in the attachments have been prepared for the three categories of fixed assets (intangible assets, tangible assets and financial assets). For each item, these tables show historical cost, previous amortisation/depreciation, write-ups and write-downs, movements during the year and closing balances at December 31st, 2005 along with the total of re-valued assets still on the books at the end of the year.

Intangible fixed assets

The balance of ***Patents and intellectual property rights*** amounted to EUR 514 thousand (EUR 928 thousand at December 31st, 2004). This item, which consists of software programmes, increased due to purchases in the year for EUR 548 thousand and decreased as a consequence of amortisation in 2005 for an amount of EUR 962 thousand.

The balance of ***Concessions, licences, trademarks and similar rights,*** shown net of accumulated amortisation and write-downs, included the following:

	31/12/2005	31/12/2004
Concessions	-	2
Trademarks	58	64
Television rights		
Free TV rights	45,018	73,510
Pay TV rights	87	128
Home video rights	413	680
Dubbing	1,351	2,575
Ancillary expenses	419	470
Total	**47,346**	**77,429**

The balance at December 31st, 2005 is shown net of write-downs for EUR 3,782 thousand and includes rights that will take effect after December 31st, 2005 for an amount of EUR 1,784 thousand (EUR 2,683 thousand at December 31st, 2004), and which will begin to be amortised when they take effect.

At December 31st, 2005 the rights portfolio included around EUR 92 thousand deriving from the transfer of the business of Reteitalia S.p.A. and EUR 30,638 thousand in rights acquired in previous years from Fininvest Group companies (not including Mediaset Group companies) or their affiliated companies. The historical value of these amounted to EUR 166,946 thousand.

The purchases at December 31st, 2005 in this item, which amounted to EUR 301 thousand, are mainly due to *ancillary expenses* referring to television rights, such as for instance the re-mastering of obsolete materials.

The decrease of this item is mainly attributable to amortisation during the year for EUR 36,882 thousand and the elimination of rights and dubbing rights that have expired.

In 2005 rights have been amortised following economic criteria under which rights would be amortised over the period of the contract up to a maximum of 120 months and property rights as well as unlimited duration rights would be amortised over a period of 60 months on a straight-line basis.

Intangible assets under formation and advances include activation of production, contracts to be finalised, productions underway and distribution advances. The balance at December 31st, 2005, amounted to zero, since this item is net of accumulated write-downs of EUR 21,880 thousand (unchanged compared to December 31st, 2004) allocated for options on productions that will presumably not be further developed.

Tangible fixed assets

Tangible fixed assets may be analysed as follows:

	31/12/2005	31/12/2004
Land and buildings	4,594	4,716
Plant and machinery	112	154
Other tangible assets		
Equipment	38	52
Furniture and office equipment	111	153
Office machinery and IT equipment	360	434
Total	**5,215**	**5,509**

Variations since last year are attributable to:

- purchases during the year for EUR 111 thousand, mainly referring to PC equipment;
- write-downs totalling EUR 401 thousand;
- transfer of PC equipment amounting to EUR 4 thousand.

The most significant item, ***Land and buildings,*** entirely consists of the building in Rome leased to the subsidiary company R.T.I. S.p.A. used for offices for the companies of the Group.

Financial fixed assets

Investments

Investments in subsidiary companies are set out below; they are all valued at cost:

	31/12/2005	31/12/2004
R.T.I. Reti Televisive Italiane S.p.A.	534,219	534,219
International Media Services Ltd.	53	53
Mediaset Investimenti S.p.A.	500,000	-
Mediaset Investment S.a.r.l.	474,195	524,195
Mediaset Ireland Ltd.	0.052	0.052
Publitalia '80 S.p.A.	51,134	51,134
Gestevision Telecinco S.A.	-	96,672
Total	**1,559,601**	**1,206,273**

The following change took place during the year:

- on October 24th, 2005, with a deed of incorporation drafted by Notary Public Arrigo Roveda from Milan, Mediaset Investimenti S.p.A. was set up, a company directly and 100% held by Mediaset S.p.A., with a wholly subscribed and paid-in share capital totalling EUR 120 thousand split into 120,000 shares. Subsequently, on December 15th, 2005, the share capital was increased to EUR 500,000 thousand, wholly subscribed and paid-in;
- on December 29th, 2005 Mediaset S.p.A. transferred the stake it held directly in Gestevision Telecinco S.A., equal to 25% of the share capital of this company, to Mediaset Investimenti S.p.A.. This transfer took place as a result of a reorganisation project involving the stakes directly and indirectly held in the subsidiary Spanish company Gestevision Telecinco S.A., which is the owner of a television licence on the whole Spanish territory, as decided by the Board of Directors of Mediaset S.p.A. on November 8th, 2005.

  The Telecinco shares that were transferred were sold at a price of EUR 15.37 each, for an amount totalling EUR 947,721 thousand. This sum was entirely paid when the transfer occurred, thus producing capital gains of EUR 851,050 thousand. The unit price of this transaction was calculated by taking into account the value of Telecinco's shares at the Stock Exchange. Since this transaction came under the application of article 2343 bis of the Italian Civil Code, the Civil Court of Milan appointed an expert who established that the value of the stake being transferred could not be lower than the total amount paid by Mediaset Investimenti S.p.A.;
- On November 30th, 2005 Mediaset S.p.A., in its capacity as single shareholder of Mediaset Investment S.a.r.l., decided to partially reimburse the share premium reserve by EUR 50,000 thousand, thus reducing the value of the equity investment by the same amount.

You will find in attachment a list specifying the information required for each subsidiary and affiliated company as per article 2427, clause 5 of the Italian Civil Code.

Investments in affiliated companies are listed below:

	31/12/2005	31/12/2004
Campus Multimedia in formazione	25	25
Total	**25**	**25**

No change took place during the year.

Investments in other companies are listed below:

	% held at	31/12/2005	31/12/2004
Hopa S.p.A.	2.73%	96,454	96,454
Albacom S.p.A.	-		-
Auditel S.r.l.	6.45%	2	2
(Provisions for write-down of Hopa equity investment)		(50,688)	-
Total		**45,768**	**96,456**

The change that took place during the year referred to the write-down of Hopa S.p.A.

As already said in the financial statements of the past year - within the agreement signed on December 6th, 2002 between Mediaset S.p.A. and Fingruppo Holding S.p.A., - Mediaset S.p.A. held an option for the unconditional sale to Fingruppo of a 2.73% stake amounting to EUR 40 thousand and corresponding to 37,289,973 shares, held in HOPA S.p.A. for an amount of EUR 1.33 and EUR 1.44 per share respectively. This value could be subject to variations according to the year period.

Towards mid-January 2006, the Board of Directors of Mediaset S.p.A. decided to exercise this option of sale to Fingruppo Holding S.p.A. and sell its stake held in Hopa S.p.A. for an amount totalling EUR 45,766 thousand.

On December 31st, 2005, with reference to this stake recorded in the financial statements for EUR 96,454 thousand, accumulated write-downs of EUR 50,688 thousand were recorded corresponding to the difference between the book value and the sale value.

It should also be noted that - as already said in the financial statements at December 31st, 2004, when the stake in Albacom S.p.A. was completely depreciated – on February 4th, 2005, after obtaining the authorisation by the competent Antitrust authorities, the agreement reached on December 3rd, 2004 with British Telecommunications PLC was executed, thus finalising the transfer of the stake held.

Receivables

Receivables from other companies

	Balance as at 31/12/2005				31/12/2004
		Due (years)			
	Total	Within 1	From 1 to 5	After 5	
Other financial receivables	49,615	-	49,615	-	423
Total	**49,615**	**-**	**49,615**	**-**	**423**

As already extensively commented in our previous financial statements, the end of the transaction leading to the transfer of the stake held in Albacom S.p.A., which occurred on February 4th, 2005, also implicated that Mediaset S.p.A. would purchase pro-quota from Banca Nazionale del Lavoro the medium/long-term bank payables that Albacom S.p.A. owed to Banca Nazionale del Lavoro, already taken over by British Telecommunications PLC. As said in the note commenting on the liabilities item *provisions for risks and charges*, these receivables totalling EUR 49,216 thousand were associated with provisions recorded for EUR 34,591 thousand. This amount resulted from the difference between those receivables and EUR 14,625 thousand, which is the minimum amount that Mediaset S.p.A. will certainly cash, plus interest, as a result of the closing.

The residual amount of EUR 399 thousand (EUR 423 thousand at December 31st, 2004) primarily consists of advance tax payments on the employee termination indemnity equal to EUR 242 thousand.

Current assets

Receivables

Trade receivables

This item recorded a EUR 365 thousand increase over December 31st, 2004. It reflects trade receivables generated by the sale or rental of rights, mainly to Italian and foreign broadcasters and distributors. They are recorded for EUR

626 thousand (EUR 261 thousand at December 31st, 2004), equal to their face value of EUR 1,056 thousand and net of a write-down of EUR 430 thousand.

	31/12/2005			31/12/2004
	Gross	**ADA**	**Net amount**	
Due within 1 year	562	(16)	546	261
Due from 1 to 5 years	494	(414)	80	-
Total	**1,056**	**(430)**	**626**	**261**

The allowance for doubtful accounts amounts to EUR 430 thousand (EUR 525 thousand at December 31st, 2004), of which EUR 95 thousand was utilised, and it represents a reasonable estimate of losses on receivables due from third parties. This amount refers to receivables coming from the past year that have already been written down.

Receivables due from subsidiary companies, affiliated companies, related companies and the parent company

This item can be broken down as follows:

	31/12/2005	31/12/2004
Due from related companies		
Trade receivables	356	274
Other receivables	110	99
Total due from related companies	**466**	**373**
Due from subsidiary companies		
Trade receivables	5,117	33,491
Other receivables	24,095	28,301
I.RE.S. receivables from tax consolidation	246,566	-
Total due from subsidiary companies	**275,778**	**61,792**
Due from affiliated companies		
Trade receivables	2	-
Other receivables	10	-
Total due from affiliated companies	**12**	**-**
Due from parent company		
Trade receivables	10	95
Other receivables	533	30,295
Total due from parent company	**543**	**30,390**
Total	**276,799**	**92,555**

This item shows receivables due after more than one year for EUR 1,706 thousand (EUR 3,249 thousand at December 31st, 2004) relating to R.T.I. S.p.A..

Trade receivables due from subsidiary companies mainly relate to R.T.I. S.p.A. for an amount of EUR 4,930 thousand and almost entirely regard receivables accrued based on the contract for the rights library. Compared to the past year, these receivables decreased as a consequence of the contract renegotiation and the change in payment conditions.

They also include *trade receivables due from subsidiary companies* for EUR 21,246 thousand entirely relating to the management of VAT on a Group basis, and for EUR 3,249 thousand due to advances on options for foreign exchange transactions to hedge exchange rate risks.

The item *receivables due from tax credits (IRES) from tax consolidation* includes the receivables due from subsidiary companies that have chosen to participate in the tax burden on a Group basis in compliance with the Agreement on exercising the option for Nationwide Consolidation Tax.

Trade receivables due from the parent company Fininvest S.p.A., equal to EUR 533 thousand, consist of the charging back of costs which were covered by the guarantee of June 1996, expired on December 31st, 2002 and commented at the item *Commitments and risks* below. This considerable decrease is due to the receivables cashed for opting for Fininvest's tax consolidation system. As already explained in the section ***other information,*** it should be noted that during 2005, the conditions established by the T.U.I.R. according to which Mediaset S.p.A. and its subsidiary companies could enter the tax consolidation perimeter of Fininvest S.p.A. is no longer applicable, since the share decreased from 50.9% to 34.6%. As a result, since January 1st, the decision taken in December 2004 by the Mediaset Group to enter the tax consolidation system created by Fininvest S.p.A. is no longer in force. In the meantime, Mediaset S.p.A., in its capacity as consolidating company, and RTI S.p.A., Elettronica Industriale S.p.A., Videotime S.p.A., Publitalia '80 S.p.A., Promoservice Italia S.r.l. and Boing S.p.A., in their capacity as consolidated companies, have decided to take the option to join the Group's taxation perimeter for the 2005/2007 period.

Tax receivables

	31/12/2005	31/12/2004
Due from taxation authorities	17	1,628
Total	**17**	**1,628**

This item includes receivables from taxation authorities, except for those for which a reimbursement is required. This item also refers to receivables due for IRAP (Regional Tax).

Here below you'll find a concordance table between ordinary IRES rates and actual IRES rates:

	31/12/2005	31/12/2004
Current tax rate	**33.00%**	**33.00%**
Effect of the increase (decrease) variation as to the ordinary tax rate		
Dividends	-32.67%	-40.21%
Permanent differences	1.29%	3.25%
Actual tax rate	**1.62%**	**-3.96%**

Considering the different method adopted to calculate IRAP, we have considered it was not right to compare these figures to IRAP, since it would have meant comparing unmatched amounts.

Advanced taxes

This item, totalling EUR 70,501 thousand, shows advanced taxes net of deferred taxes (EUR 82,808 thousand at December 31st, 2004), as detailed in the table below.

	31/12/2005		31/12/2004	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Liabilities for deferred taxes on:				
Accumulated amortisation of tangible fixed assets	414	158	270	103
Accumulated amortisation of intangible fixed assets	7	3	26	10
Provision for bad debt	274	90	1,724	569
Total liabilities	**695**	**251**	**2,020**	**682**
Assets for advance taxes for:				
Entertainment expenses	321	123	331	127
Provision for sanctions and litigation	390	149	3,354	1,282
Provision for write-down advance payment to distributors	1,163	444	1,163	444
Provision for write-down of assets	18,758	7,168	18,758	7,168
Provision for write-down of productions under way	901	344	901	344
Provision for write-down rights on paid amounts with indefinite due da	3,603	1,377	3,603	1,377
Provision for write-down of depleted broadcasting rights	179	68	6,688	2,556
Provision for write-down contracts to be finalised	1,059	405	1,059	405
Provision for Albacom risks	34,591	11,415	34,591	11,415
Provision Pad 2004 risks	-	-	898	343
Unpaid directors' emoluments	193	64	543	179
Provision for bad debt	1,314	434	1,314	434
Provision for write-down investment in Mediaset Investment S.a.r.l.	31,645	10,443	63,290	20,886
Provisions for labour agreement renewal	226	75	-	-
Provision for write-down investment in Veleno S.p.A.	48	16	97	32
Write-down of investment in Albacom S.p.A.	51,217	16,901	76,825	25,352
Write-down dedicated/buyback own shares	23,090	8,824	532	203
Write-down of shares	361	138	-	-
MBO	1,647	544	-	-
Membership fees	-	-	11	4
Fondo ammortamento immobilizzazioni immateriali	30,931	11,820	28,625	10,939
Total assets	**201,637**	**70,752**	**242,583**	**83,490**
Total		**70,501**		**82,808**

This item records receivables due after 12 months for an amount of EUR 50,859 thousand.

The amount specified in the table corresponds to the balance of the receivables due from tax advances that have been calculated based on the temporary difference between the value recorded in the financial statements and the corresponding value recognised for tax purposes.

Advanced and deferred taxes have been calculated using the tax rates in force at January 1st, 2005. This is felt to represent the tax rate that will be in force when the timing differences reverse.

Other receivables

This item is broken down as follows:

	31/12/2005	31/12/2004
Due from taxation authorities	4,595	256
Due to social security institutions	30	33
Due from employees	117	133
Advances to suppliers	487	511
Advances to consultants and freelance staff	1	7
Other receivables	3,451	25,521
Total	**8,681**	**26,461**

This item records receivables due after 12 months for an amount of EUR 1,992 thousand (EUR 3,477 thousand at December 31st, 2004).

The *Other receivables* item mainly refers to the advances on foreign exchange options for EUR 3,235 thousand. This considerable decrease is primarily attributable to the reimbursement of the loan granted to Albacom S.p.A. in February 2005 for an amount of EUR 19,500 thousand.

Receivables due from taxation authorities mainly consists of VAT receivables on a Group basis.

Below you will find a table where receivables are classified by geographical area.

Description	Italy	EU Countries	Europe	North America	Other Countries	Total
Receivables:						
- trade receivables	123	423	(2)	83	-	627
- due from associated companies	385	82	-	-	-	467
- due from subsidiaries	275,770	8	-	-	-	275,778
- due from affiliated companies	12	-	-	-	-	12
- due from parent company	543	-	-	-	-	543
- due from taxation authorities	17	-	-	-	-	17
- tax assets paid in advance	70,501	-	-	-	-	70,501
- other receivables	5,800	2,492	12	375	-	8,679
Total	**353,151**	**3,005**	**10**	**458**	**-**	**356,624**

Financial assets which are not fixed assets

Other investments

This item, which has been newly created, showed a balance at December 31st, 2005 of EUR 283 thousand. It refers to Telecom Italia S.p.A.'s shares and is net of a write-down for EUR 50 thousand which has been applied in order to adapt their book value to the market value at December 31st, 2005.

Own shares

This item includes shares in Mediaset S.p.A. acquired pursuant to the resolutions of the General Meetings held on April 24th, 2002, April 16th, 2003, April 27th, 2004 and April 29th, 2005 that established that powers be granted to the Board of Directors for purchases up to a maximum of 70,000,000 shares (5.92% of the share capital). These powers are attributed through to the approval of financial statements at December 31st, 2005 and, in any case, for a period no longer than 18 months from the date of the General Meeting resolution.

At December 31st, 2005, the value of own shares amounted to EUR 414,163 thousand (EUR 17,273 thousand at December 31st, 2004), equal to 3,840,000 shares intended to cover the needs of the Employee Stock Option Plans approved and 42,930,000 shares purchased after the buyback resolutions dated September 13th, 2005 and November 8th, 2005. As for 390,000 shares, intended for the Employee Stock Option Plan approved in 2002, a write-down of EUR 393 thousand has been recorded in order to adjust the book value to the market price at the end of 2005. As for 3,450,000 shares intended for the Employee Stock Option Plan approved in 2003, a write-down of EUR 7,868 thousand has been recorded in order to adjust the book value to the market price at December 31st, 2005. Finally, for the same reason, 42,930,000 shares bought back have been written down for an amount of EUR 14,829 thousand.

At December 31st, 2005 there were no own shares in the portfolio for the purpose of stabilising the Stock-Exchange value of the share.

During the year, in order to stabilise the course of the share and as a result of the buyback, 51,791,627 shares were purchased for an amount of EUR 488,256 thousand and 6,978,627 shares were sold for EUR 68,276 thousand. These transactions produced net revenues of EUR 1,263 thousand.

Other securities

	31/12/2005	31/12/2004
Bonds	10,771	38,979
Convertible bonds	458	2,514
SICAV capital shares	84,752	108,842
Total	**95,981**	**150,335**

This item includes:

- Listed and unlisted bonds for a total of EUR 10,771 thousand net of the write-down referring to the valuation at market price at December 31st, 2005, for EUR 35 thousand. During the year bonds were purchased for a total amount of EUR 11,929 thousand, sold for EUR 27,992 thousand (EUR 1,070 thousand of which were convertible) and reimbursed for EUR 14,166 thousand (EUR 986 thousand of which were convertible);

- Portions of securities investment funds for a total of EUR 84,752 thousand (EUR 108,842 thousand at December 31st, 2004) managed through ABS Finance Fund, SICAV (open-end investment capital). This company was set up as an umbrella fund, that is, it is organised in investment funds which are managed separately, but that are legally considered as a single subject. The book value is lower than the market price at December 31st, 2005.

  During the year under investigation, one of the three funds, equal to EUR 25,727 thousand, has been totally disinvested. This sale generated revenues for EUR 127 thousand. The remaining funds generated dividends for an amount totalling EUR 1,649 thousand.

  At December 31st, 2005, Mediaset S.p.A. had therefore subscribed shares in two *compartments,* that mainly invest in security highly rated by agencies such as Moody's and S&P. The benchmarks of the *compartments* that have been subscribed are in line with those present on the market and intended for funds having a similar nature and investment limits.

  The guidelines for investing are oriented towards reducing investment, partner and exchange-rate risks to a minimum; more specifically, each *compartment* can invest in:

  - Euro deposits;
  - Government bonds of countries belonging to the OECD with a rating of "A" (Standard & Poor) or "A2" (Moody's) or higher;
  - Bonds having, for at least 95% of the portfolio, of "BBB" (Standard & Poor) or Baa2" (Moody's) or higher.

  At December 31st, 2005, the shareholders who have subscribed the fund, apart from your Company (19.36%), are: Mondadori International S.A. (61.34%), a company belonging to the Mondadori Group, and Trefinance S.A. (19.30%), a subsidiary company of Fininvest S.p.A.

Financial receivables due from subsidiary companies

These relate to current account transactions with Group companies and are analysed as follows:

	31/12/2005	31/12/2004
Mediaset Investimenti S.p.A.	447,337	-
R.T.I. S.p.A.	1,406,367	877,915
Home Shopping Europe S.p.A.	237	-
Boing S.p.A.	-	4
Total	**1,853,941**	**877,919**

Financial receivables due from related and jointly-managed companies

These relate to current account transactions with Group companies and are analysed as follows:

	31/12/2005	31/12/2004
Fascino Prod. Gest. Teatro S.r.l.	1,930	-
Total	**1,930**	**-**

The current account transactions with subsidiary and affilitad companies are regulated by a contract agreed on December 18th, 1995. It states that interest shall be calculated in relation to the Euribor rate (average Euribor 1 month flat rate for interest income and average Euribor 1 month + 1% for interest charges).

Liquid funds

The balance of EUR 125,839 thousand (EUR 43,407 thousand at December 31st, 2004) includes current accounts held at major Italian and foreign banks equal to EUR 125,782 thousand (EUR 43,349 thousand at December 31st, 2004) plus cash and duty stamps totalling EUR 57 thousand (EUR 58 thousand at December 31st, 2004).

Net financial position

The net financial position of Mediaset S.p.A. at December 31st, 2005 compared to that of the previous year is as follows:

	31/12/2005	31/12/2004
Liquid funds	125,839	43,407
Financial income and securities (which are not fixed assets)	96,264	150,335
Net receivables from subsidiary companies	1,449,917	578,958
Net receivables from affiliated companies	1,930	-
Total financial assets	**1,673,950**	**772,700**
Due to banks	(965,825)	(397,859)
Total financial liabilities	**(965,825)**	**(397,859)**
Net Financial Position	**708,125**	**374,841**

The increase in the net financial position, equal to EUR 333,284 thousand, relates primarily to the revenues generated by dividends received by subsidiary companies and third parties for EUR 652,335 thousand, by the partial elimination of the share premium reserve by the subsidiary Mediaset Investment S.a.r.l. for EUR 50,000 thousand, by the total sale of a fund of the SICAV (open-end investment fund) and some bonds for a total of EUR 54,354 thousand and by the cash flow generated by operations. As for financial liabilities, they are related to dividend payouts for EUR 448,796 thousand and to the purchase of own shares intended for the buyback operation totalling EUR 399,997 thousand. These movements are explained in greater detail in the attached cash flow statement.

Financial liabilities are included only for the purposes of reporting the net financial position of Mediaset S.p.A. at December 31st, 2005.

Prepayments and accrued income

This item includes:

	31/12/2005	31/12/2004
Accrued income		
Interest receivable on securities which are not investments	42	168
Unrealised exchange gains		
- mark to market	8,655	4,918
- fair value	3,817	11,026
- point	1,154	1,095
Total accrued income	**13,668**	**17,207**
Prepayments		
Film proceeds	126	127
Insurance	67	66
Property rentals	47	4
Commission on guarantees	12	9
Other	1,172	777
Total prepayments	**1,424**	**983**
Pluriennal prepayments		
Other pluriennal prepayments	1,805	2,749
Total Pluriennal prepayments	**1,805**	**2,749**
Total prepayments and accrued income	**16,897**	**20,939**

The item ***accrued income on foreign exchange*** consists of the mark to market valorisation (accruals of terminal points and valorisation of transactions compared to the exchange rate at the end of the year for all the purchase transactions based on forward contracts) and fair value valorisation (the amount at which assets can be exchanged or liabilities cancelled, between aware and available partners, in a transaction between third parties; valorisations have been made based on the Black-Scholes model for the Plain vanilla options and on the binomial method for the Single Barrier Options), of the exchange rate hedging transactions on outstanding contract receivables and payables at December 31st, 2005. The total includes transactions with third parties for a total amount of EUR 12,544 thousand

and the remaining amount pertains to the assessment of hedging made with regard to the subsidiary company R.T.I. S.p.A.

The considerable increase of the US dollar against the Euro, especially during the last quarter of 2005, had a positive impact on the valuation at the end of the year of the hedging transactions by Mediaset S.p.A. on the market. This was balanced by the exchange-rate losses recorded in the transactions towards the subsidiary company R.T.I. S.p.A.

The item ***multiyear prepayments*** mainly refers to consultancy contracts for analyses, assessments and negotiations aiming at the take-over of companies in the multimedia industry.

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITY ITEMS

(EUR thousands)

Shareholders' equity

Movements in shareholders' equity items are analysed in the attached table.

Comments on the main items and movements therein are set out below.

Share capital

At December 31st, 2005 share capital amounted to EUR 614,238 thousand (EUR 614,238 thousand at December 31st, 2004), wholly subscribed and paid-in. It was made up of 1,181,227,564 ordinary shares with a par value of EUR 0.52 each. No change took place during the year.

Share premium reserve

At December 31st, 2005 the share premium reserve totalled EUR 275,237 thousand (EUR 739,744 thousand at December 31st, 2004). The decrease compared to the previous year, equal to EUR 464,507 thousand, is due to the allocation of EUR 74,652 thousand to dividend payouts, as decided by the General Meeting on April 29th, 2005 and to the transfer of EUR 389,855 thousand to the Own Share Reserve. It should be noted that this transfer was possible since the share premium reserve is now free and available according to articles 2430 and 2431 of the Italian Civil Code.

Legal reserve

At December 31st, 2005 this reserve amounted to EUR 122,848 thousand (EUR 95,991 thousand at December 31st, 2004). The increase over December 31st, 2005, equal to EUR 26,857 thousand, in accordance with the resolution passed at the General Meeting of April 29th, 2005, made this reserve reach 20% of the share capital.

Reserve for own shares

At December 31st, 2005 the reserve for own shares was equal to the value of the company's shares owned, accounted for in the suitable item ***financial assets which are not fixed assets***, in line with article 2357 of the Italian Civil Code. The reserve at December 31st, 2005, amounted to EUR 414.163 thousand (EUR 17,273 thousand at December 31st, 2004), equal to 46,770,000 shares. During the year, 51,791,627 and 6,978,627 own shares were purchased and sold respectively.

Reserve for profit on unrealised exchange rates

In compliance with the new regulations in Corporate Law (article 2426 clause 8-bis of the Italian Civil Code), the General Meeting of April 29th, 2005 decided to create this new item and to allocate EUR 914 thousand to it, corresponding to the net profit on unrealised exchanged rates.

At December 31st, 2005 this reserve was reduced to zero, since the net position on valuation exchange rates recorded a negative balance.

Other reserves

These reserves amount to EUR 922 thousand (EUR 7,043 thousand at December 31st, 2004); the decrease over the previous year, equal to EUR 6,121 thousand, is the result of the following:

- the withdrawal from the reserve for profit on unrealised exchange rates to supplement the amount of the extraordinary reserve for EUR 914 thousand;
- transfer from the extraordinary reserve of EUR 7,035 thousand to a specific own share reserve.

As required by the new regulations about Corporate Law, that we have already mentioned several times, the tables below analytically show the items of the shareholders' equity specifying the possible use and distribution of reserves:

Nature/description	Amount	Possibility of use	Amount for distributing	Summary of uses in the three previous years	
				To cover losses	Other reasons
Share capital	614,238	=	-		
Share capital reserves					
- Reserve for own shares	414,163	=	-		
- Share premium reserve	275,237	A B C	275,237		
Profit reserve:					
- Reserve from merger	8	A B C	8		
- Legal reserve	122,848	B	-		
- Extraordinary reserve	914	A B C	914		-
Total	**1,427,408**		**276,159**		

Key:

A - share capital increase

B - to cover losses

C - distribution to shareholders

EUR 443 thousand of the *Shareholders' equity reserves* cannot be distributed according to article 109 clause 4 letter b of Law Decree 917/1986. This rule gives the possibility of deducting some components of the income off-the-books (tangible and intangible fixed assets write-downs and amortisation, value adjustments and provisions) in compliance with that established by tax laws.

In order to avoid that deducting the above liabilities from income, dividends that have not been subjected to taxation are distributed, it is necessary to maintain a *Profit reserve, other than the legal reserve* for an amount equal to those liabilities deducted off-the-books, net of the deferred taxes related to the amounts deducted.

Net profit for the year

This item includes net profits amounting to EUR 1,411,777,506.10 (EUR 401,914,215.45 at December 31st, 2004). As already said in *investments in subsidiary companies*, the inter-company transfer of the stake in Telecinco generated capital gains totalling EUR 851,050 thousand, an amount that justifies the remarkable increase in profit for the year.

Provisions for risks and charges

These provisions and their movements may be analysed as follows:

	1/1/2005	Provisions	Utilised	31/12/2005
1. Provision for pension benefits and similar obligations	17	-	-	17
Total	**17**	**-**	**-**	**17**
3. Other provisions:				
Provision for future risks (penalties & disputes)	3,355	7	(2,971)	391
Risk reserve for labour agreement renewal	-	226	-	226
Provisions for other risks and charges	44,577	-	(7,679)	36,898
Total	**47,932**	**233**	**(10,650)**	**37,515**
Total	**47,949**	**233**	**(10,650)**	**37,532**

Provisions for risks and charges consist of EUR 34,591 thousand from the fund allocated in the previous year as a result of receivables from British Telecommunications Plc after the sale of the stake in Albacom S.p.A., as commented in the item *other financial receivables.*

The EUR 233 thousand increase is primarily attributable to the increased estimate as a result of the renewal of the Corporate Supplementary Contract.

The decrease totalling EUR 10,650 thousand is attributable for EUR 6,780 thousand to the adjustment of provisions for risks linked to the 2003 Employee Stock Option Plan, for EUR 898 thousand to the total use of provisions for risks linked to 2004 Employee Stock Option Plan which was allocated the previous year and EUR 2,971 thousand since there was no occurrence of the conditions that had led to allocations for possible penalties and disputes due to a greater number of showings on television than allowed by television rights.

The negative difference between the Stock Exchange value of Mediaset stocks at December 31st, 2005 and the price for exercising the rights related to the 2003, 2004 and 2005 Employee Stock Option Plans has led to an adjustment of funds and surplus.

The same valuation, made according to the *fair market value*, instead of the Stock-Exchange value, which according to quantitative forecasting models (Binomial method) represents the likely share value when the rights connected with the above allocation will be exercised, would have meant a negative difference totalling EUR 20,036 thousand.

It should finally be noted that the preliminary hearing for prosecution no. 22694/2001 (also known as *Television Rights*) was officially opened on October 28th, 2005.

During this hearing, Mediaset S.p.A. played the role of plaintiff, in order to follow the evolution of the proceedings, in the cross-examination between the Public Prosecutor and the Defending Counsel, and check whether economic damage was caused to the company.

Mediaset S.p.A. plays the role of plaintiff with an explorative and prudential approach towards the accusation hypotheses formulated in the counts of indictment in the notice announcing the date of the preliminary hearing.

Mediaset S.p.A. reasserts that its directors and managers are not concerned by the accusations of the public prosecutor, since the company has always purchased rights at market prices.

Employee termination indemnity

Changes in the provision during the year were as follows:

Balance at 1/1/2005	**5,065**
Amount accrued and charged to income statement	946
Reserve transferred from subsidiary, affiliated and related companies	12
Advances paid during the year	(242)
Indemnities paid during the year	(35)
Mediafond	(81)
Substitute tax 11%	(15)
Provision transferred to subsidiary, affiliated and related companies	(240)
Balance at 31/12/2005	**5,410**

Payables

Our notes of the make-up of payables and changes during the year are set out below:

Due to banks

Amounts due to banks may be analysed as follows:

		Balance at 31/12/2005			Balance at
		Due (years)			31/12/2004
	Total	Within 1	1 to 5	After 5	
Overdraft	8,825	8,825	-	-	9,859
Lines of credit	677,000	602,000	75,000	-	148,000
Loans supported by real guarantees	280,000	120,000	-	160,000	240,000
Total	**965,825**	**730,825**	**75,000**	**160,000**	**397,859**

During 2005, the agreements for lines of credit with leading banks increased by EUR 529,000 thousand, while the five-year financing agreement signed at the end of 2002 for a total of EUR 300,000 thousand with a pool of leading Italian banks decreased, EUR 60,000 of which as line of credit. It should also be noted that, the residual financing agreement of EUR 120.000 thousand is supported by an agreement to hedge risks on interest rate changes, as explained in the section on memorandum accounts, that submitted to an efficiency test has provided positive results.

Finally a medium/long-term financing agreement was signed with Mediobanca S.p.A. for an amount totalling EUR 235,000 thousand, EUR 75,000 of which as line of credit. Mediaset S.p.A. is entitled to require – within 12 months from signing the agreement - that the amount of the loan be increased by further EUR 75,000 thousand at the same conditions as those originally applied.

Both financing agreements include a control over the following financial covenants:

1. Net financial position / EBITDA not higher than 1.5, to be checked every 6 months based on the consolidated Mediaset figures;
2. EBITDA/ net financial charges not lower than 10, to be checked every 6 months based on the consolidated Mediaset figures.

So far these conditions have been met.

Trade accounts

This item may be analysed as follows:

	31/12/2005	31/12/2004
Trade accounts	6,856	6,979
Professionals	2,652	680
Contractual liabilities for purchase of rights	224	244
Total	**9,732**	**7,903**

This item increased by EUR 1,829 thousand. No payables due after 12 months are recorded.

Due to subsidiary, affiliated, related companies and the parent company

This item may be analysed as follows:

Due to subsidiary companies	31/12/2005	31/12/2004
Trade payables	964	547
Other payables	24,671	25,629
I.RE.S. payables from tax consolidation	253,764	-
Total	**279,399**	**26,176**

Other payables due to subsidiary companies mainly comprise VAT payables paid by the subsidiary companies to Mediaset S.p.A. as part of the groupwide VAT management (mainly referring to the subsidiary companies R.T.I. S.p.A. and Publitalia '80 S.p.A.), as well as advances received as premium for the sale of options carried out on behalf of the subsidiary company R.T.I. S.p.A. to hedge exchange rate risks.

This items includes payables for EUR 1,693 thousand for payment after more than 12 months.

The item *IRES payables from tax consolidation* includes the payables due to financial payments related to the transfer of subsidiary companies that have chosen to participate in the tax burden on a Group basis in compliance with the Agreement on exercising the option for Nationwide Consolidation Tax.

Due to associated companies	31/12/2005	31/12/2004
Trade payables	379	701
Total	**379**	**701**

Trade payables due to related companies also include charges for services provided by the related companies and, especially by Alba Servizi S.p.A.

Due to parent company	31/12/2005	31/12/2004
Trade payables	64	74
Total	**64**	**74**

Trade payables consist of amounts charged for services provided to the parent company Fininvest S.p.A..

Due to taxation authorities

This item may be analysed as follows:

	31/12/2005	31/12/2004
Tax payables from tax consolidation	1,788	-
Due to taxation authorities for:		
Withholding tax on employees' wages and salaries	720	725
Withholding tax on freelance staff fees	212	181
Withholding tax on foreign payments	2	-
VAT Group month of December	-	1,504
Revenue for VAT	289	35
Total	**3,011**	**2,445**

The item *tax payables for tax consolidation* includes IRES tax payables for EUR 254,678 thousand, net of tax receivables for EUR 252,889 thousand. It consists of the payables due to taxation authorities for IRES calculated on the global income of the subsidiary companies which have chosen to enter the tax consolidation, where Mediaset S.p.A. is the consolidating company.

Tax payables are entirely due within 12 months.

Due to social security institutions

This item consists of amounts payable to social security institutions for employee and employer contributions on December wages and salaries. It amounts to EUR 808 thousand (EUR 766 thousand at December 31st, 2004).

The balance may be analysed as follows:

	31/12/2005	31/12/2004
Inps	341	333
Inail	1	2
Enpals	328	315
Inpgi	38	32
Fasi/Fasdac	1	1
Previndai/Fpdac	94	78
Casagit	5	5
Total	**808**	**766**

Other payables

This item may be analysed as follows:

	31/12/2005	31/12/2004
Due to employees for wages and salaries, accrued holiday pay and expenses	2,875	1,454
Due to insurance companies	124	95
Due to Directors	177	543
Due to Statutory Auditors	226	226
Advances on options	3,249	5,909
Advances on Equity Swap	3,200	3,200
Due to shareholders for dividends	105	100
Other	1,145	819
Total	**11,101**	**12,346**

This item recorded a decrease totalling EUR 1,245 thousand. It includes EUR 1,706 thousand payable after 12 months.

Advances on options refer to the hedging of foreign exchange rate risks.

During the year, options were concluded to hedge the 2002 Employee Stock Option Plan.

Inter-company financial payables

This item refers to current account transactions with subsidiary companies. It is analysed as follows:

	31/12/2005	31/12/2004
Elettronica Industriale S.p.A.	81,449	52,315
Media Shopping S.p.A.	84,734	-
Promoservice Italia S.r.l.	1,474	1,115
Videotime S.p.A.	15,286	19,196
Publitalia '80 S.p.A.	216,269	226,335
Boing S.p.A	4,812	-
Total	**404,024**	**298,961**

These payables are subject to the interest rates already described in the section *inter-company financial receivables*.

Below you will find a table showing the distribution of payables by geographical area:

Description	Italy	EU Countries	Europe	North America	Other Countries	Total
Payables:						
- due to banks	965,822	3	-	-	-	965,825
- trade accounts	7,730	1,234	47	692	30	9,733
- due to subsidiary companies	279,397	3	-	-	-	279,400
- due to affiliated companies	-	-	-	-	-	-
- due to associated companies	332	47	-	-	-	379
- due to parent company	64	-	-	-	-	64
- due to taxation authorities	3,010	-	-	-	-	3,010
- due to social security institutions	808	-	-	-	-	808
- other sums payable	8,247	2,480	-	374	-	11,101
- sums due to subsidiary companies	404,024	-	-	-	-	404,024
Total	**1,669,434**	**3,767**	**47**	**1,066**	**30**	**1,674,344**

Accruals and deferred income

	31/12/2005	31/12/2004
Accruals		
Forex:		
- mark to market	8,653	4,925
- fair value	3,817	11,014
- point	1,153	1,091
Other accruals	1,028	4,053
Total accruals	**14,651**	**21,083**
Deferred income		
Long-term rentals	2,619	3,097
Total deferred income	**2,619**	**3,097**
Total accruals and deferred income	**17,270**	**24,180**

Accruals on foreign exchange transactions relate to the valuation at fair market and mark to market value using the hedging contracts existing on December 31st, 2005. These transactions have been signed with the subsidiary company R.T.I. S.p.A. for a total amount of EUR 12,542 thousand; the remaining part refers to hedging contracts with third parties.

The considerable strengthening of the US dollar against the Euro, especially during the last quarter of 2005, had a negative impact on the valuation at the end of the year of the hedging transactions by Mediaset S.p.A. with the subsidiary company R.T.I. S.p.A. This was offset by the exchange-rate profits recorded in the transactions on the market.

Deferred income mainly refers to *long-term rentals*. These decreased by EUR 1,856 thousand for the portion pertaining to the year 2005 in relation to contracts outstanding in 2004 and increased by EUR 1,378 thousand for the portion pertaining to future year income under contracts agreed in 2005.

COMMENTS TO THE MEMORANDUM ACCOUNTS

(EUR thousands)

Guarantees, endorsements and sureties

Guarantees given

These include guarantees totalling EUR 228,131 thousand (EUR 90,180 thousand at December 31st, 2004), of which EUR 227,388 thousand given in favour of subsidiary companies and related companies and EUR 743 thousand given in favour of third parties. The most significant items in favour of subsidiary companies are the bank guarantee given to the Lega Nazionale Professionisti in favour of the subsidiary company R.T.I. S.p.A. for EUR 184,707 thousand and the guarantee given to the Ministry of Communications in favour of the indirectly held subsidiary company Elettronica Industriale S.p.A. for EUR 21,593 thousand.

During the first months of 2005, the guarantee given on the loan granted by Banca Nazionale del Lavoro to Albacom S.p.A. for an amount of EUR 48,750 thousand was erased, since Mediaset has taken on the role of creditor as established in the investment transfer agreement.

Commitments and risks

Potential liabilities guaranteed by the parent company Fininvest S.p.A.

As stated in financial statements at December 31st, 2004, it should be noted that the guarantee issued on June 6th, 1996, by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiary companies, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., expired on December 31st, 2002.

Therefore, as already said, on December 19th, 2002 a joint recognition act was signed with the parent company in which Fininvest S.p.A. committed to grant a guarantee in favour of Mediaset S.p.A. and its subsidiary companies beyond expiration date, until no more consequences will be felt on the balance sheet and income statement due to the events covered by the guarantee by December 31st, 2002, and notified to Fininvest S.p.A. by January 31st, 2003. It was also established that, with reference to the potential liabilities due to taxes and penalties arising from events covered by the guarantee, also the losses, notified to Mediaset S.p.A. and its subsidiary companies by December 31st, 2002 and communicated to Fininvest S.p.A. by January 31st, 2003..

The following events were covered by the guarantee in 2004:

- With regard to the expenses that have already been verified and recorded in the 2005 financial statements, Mediaset S.p.A. has requested compensation from Fininvest S.p.A. for expenses totalling EUR 654 thousand, of which EUR 506 thousand not yet received (EUR 103 thousand received on February 28th; the remaining portion has not expired yet). The cases not yet defined total EUR 119 thousand.

Contingencies

Mediaset S.p.A. directly co-operates with institutional partners to hedge foreign exchange risks for itself and its subsidiary companies.

The structure of the Mediaset Group shows how central commercial television operations are; this means that the Group needs to count on major international producers of films / sports events in order to purchase television rights (which are frequently stated in foreign currencies such as USD and CHF) and thus it is exposed to market risks arising from variations in exchange rates.

Financial agreements are instruments used to reduce such risks, as explained below.

In the Mediaset Group, cash operations are substantially concentrated in Mediaset S.p.A. that works both in the Italian and foreign markets.

The Board of Directors of Mediaset S.p.A. provided the guidelines on the financial operations that require a definition by the Financial Division of the maximum exchange rate and interest rate risks that the company can take on and a list of the features of the players which can be considered as viable partners.

This item, totalling EUR 881,493 thousand (EUR 1,078,565 thousand at December 31st, 2004), includes EUR 797,414 thousand for hedging foreign exchange risk on currency transactions, EUR 6,079 thousand for cash settled share forward and EUR 78,000 thousand for the commitment related to equity swap agreements.

The item referring to equity swap agreements includes the maximum financial risk, equal to EUR 78,000 thousand at December 31st, 2005, connected to financial derivatives subscribed in December 2003 between Mediaset and a leading Italian bank. Through these financial instruments, Mediaset S.p.A. will be enabled to take part until December 31st, 2006, in new industrial projects with high growth potential in companies which are not listed at the Stock-Exchange and that are operational in the Italian media sector, more specifically in digital terrestrial television. This will be possible without investing capital, with a view to diversifying operations in sectors consistent with the activity of the Group.

These operations, finalised according to the usual agreement standards defined in ISDA 2002 Master Agreement, include an obligation for Mediaset S.p.A. to pay - or a right to receive either 100% of the negative difference or 75% of the positive difference achieved compared to the reference price established at EUR 78,000 – plus interest – following the 100% disposal of the companies identified. Should this disposal not occur within December 31st, 2006, a public auction will be organised.

The valuation of these financial instruments at December 31st, 2005 – based on the examination by an independent expert – showed a positive fair value totalling EUR 11,600 thousand.

Furthermore, in attachment you will find tables of the information required as per article 2427-bis of the Italian Civil Code. These tables make a distinction between agreements deriving from *negotiations* and agreements for financial risk hedging. They provide the following general information: type of derivative contract, aim (*trading or hedging*), notional value, underlying financial risk (interest rate, exchange rate, credit risk) and fair value of the derivative contract.

Lastly, it should be noted that the agreements signed with third parties for foreign exchange rate risk hedging can be considered as balanced with those signed with the subsidiary company R.T.I. S.p.A..

More information

As already said at December 31st, 2004, within the agreement signed on December 6th, 2002 between Mediaset S.p.A. and Fingruppo Holding S.p.A., Mediaset held – for an amount of EUR 40 thousand an option for the unconditioned sale to Fingruppo of a 2.73% stake, corresponding to 37,289,973 shares, held in HOPA S.p.A. for an amount of EUR 1.33 and 1.44 per share respectively. This value can be subject to variations according to the year period and, in any case, this option cannot be exercised after January 2008. This option was exercised towards mid-January 2006. Mediaset also holds an irrevocable and unconditioned right for the purchase of 37,724,240 ordinary shares of Telecom Italia S.p.A. at a price established at EUR 3,6051 per share. This option can be exercised until December 2007.

It should also be noted that the agreement to hedge the interest rate changes referring to medium-term loans-already commented in the item *payables due to banks* – commits Mediaset S.p.A. to pay amounts at pre-established dates that are calculated on the difference between the variable rate of the loan and the fixed rates established by the scheduling of the hedging agreement, that submitted to efficiency tests has provided positive results.

COMMENTS ON THE MAIN INCOME STATEMENT ITEMS

(EUR thousands)

Value of production

Revenues from sales and services

Also in the year under investigation, Mediaset S.p.A. signed a one-year agreement with the subsidiary company R.T.I. S.p.A. in view of renting its rights library for an amount of EUR 55,000 thousand (EUR 85,000 thousand in 2004). The decrease is due to the fact the Mediaset S.p.A.'s library is no longer developed and its qualitative and quantitative composition was further reduced during 2005.

Revenues are analysed in greater detail in the following table:

	2005	2004
Revenues from parent company	16	17
Revenues from subsidiary companies	59,521	88,802
Revenues from associated companies	313	323
Revenues from third parties	1,453	1,632
Total revenues from sales and services	**61,303**	**90,774**

The main types of revenues are as follows:

	2005	2004
Revenues from television activities	56,863	87,130
Fees, commissions and royalties	847	458
Other revenues	3,593	3,186
Total revenues	**61,303**	**90,774**

Other revenues and income

This item may be analysed as follows:

	2005	2004
Other revenues:		
Seconded personnel	208	187
Costs recovered	78	72
Other	8	2
Other income:		
Gains on disposal of fixed assets	-	122
Out-of-period income	416	4,675
Received rentals	326	322
Utilization of accrued holidays fund and related contributions	-	14
Utilisation of provisions for risks	100	-
Utilisation of provisions for penalty and dispute risks	2,656	-
Utilisation of doubtful debt provision for finished showing rights	6,509	-
Other	1,268	720
Total	**11,569**	**6,114**

This item recorded an increase of EUR 5,455 thousand compared to the previous year due to the adjustment of certain funds granted in the past. More specifically, provisions for penalty and dispute risks were reduced to zero, since this event did not take place despite the larger number of television showings than allowed by television rights. The allowance for doubtful debts, referring to rights that have ended available showings, but haven't expired yet, was reduced to adapt it to the actual residual value of the rights it refers to.

Cost of production

Services

This item may be analysed as follows:

	2005	2004
Maintenance costs	224	206
Utilities and logistics	408	409
Advertising, public relations and hospitality	1,342	3,084
Transport and storage	181	202
Consultants' fees and external staff	9,449	6,578
Directors' emoluments	2,110	1,643
Statutory auditors' emoluments	226	226
Personnel expenses	479	489
Commissions on guarantees	145	19
Bank charges and commissions	1,737	1,179
Insurance costs	485	410
Sales commissions	103	75
Travel and expense accounts	2,929	500
Operation of Board of Directors and Statutory Auditors	2,057	1,984
Other services	759	910
Total	**22,634**	**17,914**

This item increased by EUR 4,720 thousand, mainly as a consequence of greater costs for advertising as well as consultants' fees and external staff in 2005. It also increased due to travel expenses that include the cost of airplane journeys, amounting to EUR 2,327 thousand, for which contract obligations have changed.

Leasing and rental

This item is made up as follows:

	2005	2004
Leasing rents	6	6
Rentals and leases	2,859	5,046
Royalties	465	465
Total	**3,330**	**5,517**

The decrease of this item for EUR 2,187 thousand is primarily attributable to the reclassification we commented on previously.

Personnel expenses

The following table compares the number of employees at the end of 2004 and at December 31st, 2005:

	Employees at 31/12/2004	Employees at 31/12/2005	Year average
Managers	35	35	34
Middle managers	38	46	43
Office staff	146	137	137
Journalists	3	3	3
Total	**222**	**221**	**217**

Personnel expenses include wages and salaries, social security contributions and provisions for employee termination indemnity. This totalled EUR 26,931 thousand in 2005 (EUR 21,237 thousand in 2004) and are detailed in the income statement. The increase by EUR 5,694 thousand is attributable both to contractual and salary changes and to the distribution of a non-recurrent amount.

Amortisation, depreciation and write-downs

This item includes the amortisation of intangible and tangible fixed assets.

Amortisation and depreciation amounted to EUR 38,258 thousand, including EUR 37,857 thousand on intangible fixed assets, with a decrease of EUR 26,174 thousand over 2004.

Depreciation of tangible fixed assets amounted to EUR 401 thousand (EUR 461 thousand in 2004).

Provisions for risks

This item, equal to EUR 233 thousand (EUR 2,562 thousand in 2004), refers for EUR 226 thousand to the provisions for scenarios referring to the renewal of the *company's labour agreement* and for EUR 7 thousand to the provisions for penalty and disputes underway.

Sundry operating costs

This item may be analysed as follows:

	2005	**2004**
Capital losses and out-of-period expenses:		
Loss on disposal of tangible assets	3	3
Loss on disposal of intangible assets	-	56
Loss on cancellation of rights	1	-
Out-of-period expenses	3	46
Total	**7**	**105**
Other charges:		
Taxes other than on income	1,160	956
Co-producer fees	14	14
Membership fees	440	467
Donations	994	597
Other operating costs	475	511
Total	**3,083**	**2,545**

This item increased by EUR 538 thousand since 2004.

The item *taxes – non income* mainly consists of non-deductible VAT amounts due to the pro-rata in compliance with article 19 bis of the Presidential Decree no. 633/72. It amounted to EUR 1,029 thousand.

Financial income and charges

Income from investments in subsidiary and affiliated companies

This item comprises dividends received from the subsidiary companies for EUR 650,470 thousand and affiliated companies totalling EUR 1,864 thousand, as detailed in the table. It also includes capital gains deriving from the sale of the stake in Gestevision Telecinco S.A. to Mediaset Investimenti S.p.A., which was commented on previously in the item *investments in subsidiary companies:*

	2005	2004
Dividends from subsidiary companies:		
R.T.I. S.p.A.	442,308	259,615
Publiespana S.A.	-	8,498
Gestevision Telecinco S.A.	43,162	54,002
Publitalia 80 S.p..A	85,000	70,000
Mediaset Investment S.a.r.l.	80,000	86,901
Gains on disposal of investments in subsidary companies	851,050	-
Total	**1,501,520**	**479,016**
Dividends from other companies:		
Hopa S.p.A.	1,864	1,865
Total	**1,864**	**1,865**
Total	**1,503,384**	**480,881**

Other financial income from securities in current assets

	2005	2004
Income receivables included in fixed assets:		
Other receivables	7	7
Total	**7**	**7**
Income from securities included in current assets		
- Interests on fixed income securities	1,080	160
- Income from SICAV investments	1,775	377
- Difference of security issuing	7	1
Total	**2,862**	**538**
Total	**2,869**	**545**

During the year, one of the three funds which belong to the SICAV (open-end investment company) was disinvested, thus generating revenues for EUR 127 thousand. Interest on SICAV investments totalled EUR 1,648 thousand.

Other financial income

This item may be analysed as follows:

	2005	2004
Interest income from banks	1,972	594
Income on securities trading	1,499	1,794
Income on call and put options	1,544	1,433
Profit from Equity Swap operations	5,450	8,551
Profit from options on index	-	274
Dividends from shares included in current assets	33	-
Interest income on financial receivables not included in fixed assets due from:		
Subsidiary companies	32,736	24,522
Affiliated companies	50	-
Others companies	-	593
Other income	10,570	857
Total	**53,854**	**38,618**

The item *Income on equity swap operations* consists of the disposal value of the equity swap agreements referring to hedging operations for Stock Option Plans.

The income deriving from the *purchase and sale of securities* and from *call and put options* is used for the stabilisation of the market value of own shares.

An analysis of financial income for each individual company is provided in the tables included in the Report on Operations.

The item *other income* includes:

- Adjustment of provisions for risks PAD 2003 for EUR 6,780 thousand
- Total utilisation of provisions for risks PAD 2004 for EUR 898 thousand
- Closing of accruals on 2003/2004 TRS for EUR 2,885 thousand

Interest and financial charges

This item may be analysed as follows:

	2005	2004
Bank overdraft interest	-	1
Interests on short-term loans due to banks	17,714	2,546
Interests on medium/long-term loans due to banks	566	11,069
Charges on purchase and sale of securities	241	2,997
Costs on call and put options	693	846
Costs on options on index	-	721
Equity swap interests	220	4,826
Interest payable to subsidiary companies	8,715	6,343
Interest payable to affiliated companies	2	-
Capital loss on valuation of own shares	23,090	314
Other financial charges	-	899
Total	**51,241**	**30,562**

The increase of EUR 20,679 thousand is mainly attributable to the item *capital loss from own share valuation* which is necessary to adapt the book value to the market price at the end of 2005.

The write-down of the shares intended for the 2002 and 2003 Employee Stock Option Plans amounted to EUR 8,261 thousand whereas those intended for buyback operations amounted to EUR 14,829 thousand.

Also the item *interest on bank loans* showed a significant increase over 2004, due to the increase in value of the lines of credit available with leading banks.

Foreign exchange gains and losses

The loss of EUR 3 thousand (gain of EUR 47 thousand in 2004), consisting of *exchange gains* for EUR 55,497 thousand (including EUR 34,918 thousand of realised gains) and *exchange losses* for EUR 55,500 thousand (including EUR 34,815 thousand of realised losses), is essentially the result of exchange rate hedging transactions.

Write-downs

The loss on the valuation of shareholdings, equal to EUR 50,688 thousand (EUR 36,148 thousand in 2004), reflects the adjustment of the value of the stake in the company Hopa S.p.A., as previously commented.

This item also includes write-downs of securities recorded in current assets, shares and bonds as well as cash settled share forward amounting in total to EUR 397 thousand (EUR 123 thousand at December 31st, 2004), which are necessary to adjust them to the lower market value.

Extraordinary income and charges

This item amounts to minus EUR 244 thousand (minus EUR 12,341 thousand in 2004). It includes extraordinary charges for EUR 423 thousand, net of contingent assets for EUR 179 thousand.

Income taxes for the year

This item, equal to EUR 23,832 thousand (minus EUR 13,475 thousand at December 1st, 2004), refers to IRES for EUR 9,909 thousand and IRAP (regional tax) for EUR 1,615 thousand; this item is adjusted through provisions for advanced and deferred taxes for the year equal to EUR 11,205 thousand, partially offset by the utilisation of EUR 23,513 thousand.

For the Board of Directors

the Chairman

ATTACHMENTS

These attachments supplement the notes to the financial statements of which they form an integral part. They include the following information:

- analysis of changes in shareholders' equity for the years ended December 31st, 2005 and 2004;
- analysis of changes in intangible fixed assets for the year ended December 31st, 2005;
- analysis of changes in tangible fixed assets for the year ended December 31st, 2005;
- analysis of changes in financial assets for the year ended December 31st, 2005;
- cash flow statement for the years ended December 31st, 2005 and December 31st, 2004;
- list of investments in subsidiary and affiliated companies as of December 31st, 2005 (art. 2427 clause 5 of the Italian Civil Code).
- reclassified income statement according to the guidelines provided by CONSOB (communication no. 94001437 dated February 23rd, 1994);
- table of hedging derivatives as of December 31st, 2005;
- table of negotiation derivatives as of December 31st, 2005.

Analysis of changes in shareholders' equity for the years ended December 31st, 2004 and 2005

(EUR thousands)

	Share capital	Share premium reserve	Revaluation reserves	Legal reserve	Reserve for company's own shares	Statutory reserves	Other reserves	Retained earnings (losses)	Profit (loss) for the year	Total shareholders' equity
Balance at 1/1/2004	**614,238**	**739,744**	**-**	**87,237**	**21,944**	**-**	**107,126**	**230**	**175,098**	**1,745,617**
Allocation of 2003 net profit as per GM resolution of 27/04/2004	-	-	-	8,754		-	(104,754)	(230)	(175,097)	(271,327)
Other changes:										
Utilisation of extraordinary reserve for purchase/sale of own shares	-	-	-	-	(4,671)	-	4,671	-	-	-
Profit (loss) for the year	-	-	-	-	-	-	-	-	401,914	401,914
Balance at 31/12/2004	**614,238**	**739,744**	**-**	**95,991**	**17,273**	**-**	**7,043**	**-**	**401,915**	**1,876,204**
Allocation of 2004 net profit as per GM resolution of 29/04/2005	-	(74,652)	-	26,857		-	914	-	(401,915)	(448,796)
Other changes:										
Utilisation of extraordinary reserves for purchase/sale of own shares	-	(389,855)	-	-	396,890	-	(7,035)	-	-	-
Profit (loss) for the year	-	-	-	-	-	-	-	-	1,411,777	1,411,777
Balance at 31/12/2005	**614,238**	**275,237**	**-**	**122,848**	**414,163**	**-**	**922**	**-**	**1,411,777**	**2,839,185**

Analysis of changes in intangible fixed assets for the year ended December 31st, 2005

(EUR thousands)

Intangible assets	Opening balance					Changes during the year							Closing balance				
	Original cost	Revalu-tation	Write-downs) Write-backs	Accumulated amortisation	Balance at 1/1/2005	Acquisitions	Net reclassif. (*)	Net disposals (**)	Amorti-sation	Elim. of tax interference	(Write-downs) Write-backs	Reva-lution	Original cost	Reva-uation	Write-downs) Write-backs	Accumulated amortisation	Balance at 11/12/2005
Start-up and expansion costs	49,428	-	-	(49,428)	-	-	-	-	-	-	-	-	49,428	-	-	(49,428)	-
Patents and intellectual property rights	6,788	-	-	(5,860)	928	548	-	-	(962)	-	-	-	7,336	-	-	(6,822)	514
Conc., licences, trademarks & sim. Rights	1,932,271	-	(10,291)	(1,844,552)	77,428	306	-	(2)	(36,895)	-	6,509	-	1,932,561	-	(3,782)	(1,881,433)	47,346
Goodwill	41,441	-	-	(41,441)	-	-	-	-	-	-	-	-	41,441	-	-	(41,441)	-
Intangible assets in progress & advances	21,881	-	(21,881)	-	-	-	-	-	-	-	-	-	21,881	-	(21,881)	-	-
Other intangible assets	1,225	-	-	(1,225)	-	-	-	-	-	-	-	-	1,225	-	-	(1,225)	-
Total	**2,053,034**	**-**	**(32,172)**	**(1,942,506)**	**78,355**	**854**	**-**	**(2)**	**(37,857)**	**-**	**6,509**	**-**	**2,053,872**	**-**	**(25,663)**	**(1,980,349)**	**47,860**

(*) Of which:	
Cost	-
Amortisation	-
	-

(**) Of which:	
Cost	16
Revalutaion	-
Write-downs	-
Ordianry amortisation	(14)
Accelerated amortisation	-
	2

Analysis of changes in tangible fixed assets for the year ended December 31st, 2005

(EUR thousands)

Tangible assets	Opening balance					Changes during the year							Closing balance				
	Original cost	Reva-luations	(Write-downs) Write-backs	Accumulated depreciation (*)	Balance at 1/1/2005	Acquisitions	Net reclassifi-cations	Net disposals (*) (***)	Deprecia-tions (*)	Elim. of tax. interference	(Write-downs) Write-backs	Reva-luations	Original cost	Reva-luations	(Write-downs) Write-backs	Accumulated depreciation (*)	Balance at 31/12/2005
Land and buildings	4,900	-	-	(184)	4,716	-	-	-	(122)	-	-	-	4,900	-	-	(306)	4,594
Plant and machinery	745	-	-	(590)	155	-	-	-	(43)	-	-	-	739	-	-	(627)	112
Other tangible assets	4,231	-	-	(3,594)	637	112	-	(3)	(236)	-	-	-	4,249	-	-	(3,739)	510
Total	**9,876**	**-**	**-**	**(4,368)**	**5,508**	**112**	**-**	**(3)**	**(401)**	**-**	**-**	**-**	**9,888**	**-**	**-**	**(4,672)**	**5,216**

(**) Of which:	
Cost	-
Depreciation	-
	-

(***) Of which:	
Cost	100
Revaluation	-
Write-downs	-
Ordinary depreciation	(97)
Accelerated depreciation	-
	3

Analysis of changes in financial assets for the year ended December 31st, 2005

(EUR thousands)

	Opening Balance				Changes during the year						Closing balance	
	Original cost	Revaluations	(Write-downs) Write-backs	Balance at 1/1/2005	Increases	Reclassifi-cations	Decreases	Revaluations	(Write-downs) Write-backs	Valuation under equity method	Balance at 31/12/2005	of which: Revaluations
Investments in												
Subsidiary companies	1,206,273	-	-	1,206,273	500,000	-	(146,672)	-	-	-	1,559,601	-
Affiliated companies	25	-	-	25	-	-	-	-	-	-	25	-
Other companies	96,456	-	-	96,456	-	-	-	-	(50,688)	-	45,768	-
Total	**1,302,754**	**-**	**-**	**1,302,754**	**500,000**	**-**	**(146,672)**	**-**	**(50,688)**	**-**	**1,605,394**	**-**
Receivables												
From other companies	423	-	-	423	49,227	-	(35)	-	-	-	49,615	-
Total	**423**	**-**	**-**	**423**	**49,227**	**-**	**(35)**	**-**	**-**	**-**	**49,615**	**-**

Cash flow statement for the years ended December 31st, 2005 and December 31st, 2004

(EUR thousands)

	2005	2004
Profit (loss) for the year	1,411,778	401,914
Amortisation, depreciation and write-downs	38,258	64,432
Elimination of taxation interference	-	22,881
Capital (gains) or losses from release of fixed assets	(851,047)	-
Provisions, net	33,764	52,126
Cash flow from operations	**632,753**	**541,353**
Change in receivables	(152,911)	33,133
Change in prepayments and accrued income	4,042	(8,976)
Change in payables	253,519	(2,029)
Change in accruals and deferred income	(6,910)	8,777
Change in tax payables	566	(839)
Change in employee termination indemnity	345	669
Other changes in shareholders' equity	(396,890)	4,672
Change in working capital and other assets/liabilities	**(298,239)**	**35,407**
Cash generated by operations	**334,514**	**576,760**
Revenues from the sale of intangible assets	2	428
Revenues from the sale of tangible assets	3	3
Revenues from the sale of financial assets	997,754	110,029
Total revenues from disposals	**997,759**	**110,460**
Total cash generated during the year	**1,332,273**	**687,220**
Investments in intangible assets	(854)	(683)
Investments in tangible assets	(111)	(213)
Investments in financial assets	(549,227)	(22,789)
Total cash (invested) during the year	**(550,192)**	**(23,685)**
Dividends paid	(448,796)	(271,327)
Other changes in shareholders' equity	(2)	3
Changes in shareholders' equity	**(448,798)**	**(271,324)**
Change in net financial position	**333,283**	**392,211**
Liquid funds	43,407	30,130
Financial receivables from subsidiary companies	877,919	890,603
Short-term securities	150,335	-
Financial payables to banks / other financial institutions	(397,859)	(699,925)
Financial payables to subsidiary companies	(298,961)	(238,178)
Opening net financial position	**374,841**	**(17,370)**
Liquid funds	125,839	43,407
Financial receivables from subsidiary companies	1,853,941	877,919
Financial receivables from affiliated companies	1,930	-
Short-term securities	96,263	150,335
Financial payables to banks / other financial institutions	(965,825)	(397,859)
Financial payables to subsidiary companies	(404,024)	(298,961)
Closing net financial position	**708,124**	**374,841**
Change in net financial position	**333,283**	**392,211**

List of investments in subsidiary and affiliated companies as of December 31st, 2005

(Article 2427 clause 5 of the Italian Civil Code)

(*EUR thousands*)

Name	Head office		Share capital	Par value per share	Shareholders' equity		Result for the year		% held	Number of shares held	Book value	Value as per art. 2426 (4) CC	Difference	
					Total	Pro-quota amount	Total	Pro-quota amount					B-A	B-C
						(A)					(B)	(C)		
Subsidiary companies														
Publitalia '80 S.p.A.	Milan	Euro	52,000	0.52	181,848	181,848	94,403	94,403	100%	100,000,000	51,134	-	(130,714)	-
R.T.I. S.p.A.	Rome	Euro	500,000	0.52	1,430,615	1,430,615	304,753	304,753	100%	961,538,475	534,219	-	(896,396)	-
International Media Services Ltd.	Malta	Euro	52	1.03	52	52		-	99.95%	49,999	53	-	1	-
Mediaset Investment S.a.r.l.	Luxembourg	Euro	79,607	52.00	586,241	586,241	89,247	89,247	100%	1,530,900	474,195	-	(112,046)	-
Mediaset Ireland Ltd.	Dublin	Euro	0.052			-		-	100%		0.052	-	-	-
Mediaset Investimenti S.p.A.	Milan	Euro	500,000	4,166.67	500,189	500,189	189	189	100%	120,000	500,000	-	(189)	-
Affiliated companies														
Consorzio Campus Multimedia	Cologno Monzese	Euro	50	25.00	117	59	(28)	(14)	50%	25	25	-	(34)	-

Reclassified income statement according to the guidelines provided by CONSOB (communication no. 94001437 dated February 2nd, 1994)

(EUR thousands)

	2005	2004
FINANCIAL INCOME AND (CHARGES)		
1) income from investments		
a) subsidiary companies	1,501,520	479,016
d) other companies	1,864	1,864
Total income from investments	**1,503,384**	**480,880**
2) other financial income		
a) from receivables included in fixed assets		
- other	7	7
c) from scurities included in current assets which are not investments	2,862	538
d) other income		
- subsidiary companies	32,736	32,423
- from affiliated companies	50	-
- other	21,068	6,195
Total other income	**56,723**	**39,163**
3) interest and other financial charges		
a) interest and other financial charges		
- subsidiary companies	(8,715)	(6,343)
- due affiliated companies	(1)	-
- other	(42,524)	(24,219)
Total interest and other financial charges	**(51,240)**	**(30,562)**
3-bis) foreign exchange gains and losses	**(3)**	**47**
TOTAL FINANCIAL INCOME AND (CHARGES)	**1,508,864**	**489,528**
ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS		
5) write-downs		
a) investments	(50,688)	(36,148)
b) financial fixed assets which are not investments	-	(34,591)
c) securities included in current assets which are not investments	(397)	(123)
TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS	**(51,085)**	**(70,862)**
OTHER OPERATING REVENUES		
6) revenues from sales and services	61,303	90,775
7) other revenues and income	11,569	6,114
TOTAL OTHER OPERATING REVENUES	**72,872**	**96,889**
OTHER OPERATING COSTS		
8) raw materials, consumables and supplies	321	326
9) not financial services	22,634	17,914
10) leasing and rental	3,330	5,517
11) personnel	26,931	21,237
12) amortisation, depreciation and write-downs	38,258	64,569
13) provisions for risks	233	2,562
15) sundry operating costs	3,090	2,650
TOTAL OTHER OPERATING COSTS	**94,797**	**114,775**
PROFIT (LOSS) FOR ORDINARY ACTIVITY	**1,435,854**	**400,779**
EXTRAORDINARY INCOME AND (CHARGES)		
16) income		
- other	179	14,970
17) cherges		
- prior years' taxes	-	(2)
- other	(423)	(27,308)
EXTRAORDINARY PROFIT/(LOSS)	**(244)**	**(12,340)**
PROFIT BEFORE TAXATION	**1,435,610**	**388,439**
18) Income taxes for the year	23,832	(13,475)
PROFIT (LOSS) FOR THE YEAR	**1,411,778**	**401,914**

Table of hedging derivatives as of December 31st, 2005

Underlying / Type of transactions	erest rates and certificates of indebtedn			Capital securities and share indexes			Exchange rates			Other values		
	Notional value	Fair Value Pos.	Fair Value Neg.	Notional value	Fair Value Pos.	Fair Value Neg.	Notional value	Fair Value Pos.	Fair Value Neg.	Notional value	Fair Value Pos.	Fair Value Neg.
Unlisted OTC derivatives												
Financial derivatives:												
- options vs. third parties												
CALL purchases	-	-	-	-	-	-	58,703	4,627	-	-	-	-
PUT sales	-	-	-	-	-	-	58,703	-	825	-	-	-
- options vs. group												
PUT purchases	-	-	-	-	-	-	(58,703)	-	4,627	-	-	-
CALL sales	-	-	-	-	-	-	(58,703)	825	-	-	-	-
- forward contracts vs. third parties												
USD purchases	-	-	-	-	-	-	327,021	9,867	-	-	-	-
USD sales	-	-	-	-	-	-	(4,581)	-	237	-	-	-
- forward contracts vs. third parties												
CHF purchases	-	-	-	-	-	-	25,053	-	664	-	-	-
CHF sales	-	-	-	-	-	-	-	-	-	-	-	-
- forward contracts vs. group												
USD purchases	-	-	-	-	-	-	4,581	237	-	-	-	-
USD sales	-	-	-	-	-	-	(326,147)	-	9,865	-	-	-
- forward contracts vs. group												
CHF purchases	-	-	-	-	-	-	-	-	-	-	-	-
CHF sales	-	-	-	-	-	-	(25,053)	664	-	-	-	-
- irs												
purchases	120,000	-	(955)	-	-	-	-	-	-	-	-	-
sales	-	-	-	-	-	-	-	-	-	-	-	-
- others												
purchases	-	-	-	-	-	-	-	-	-	-	-	-
sales	-	-	-	-	-	-	-	-	-	-	-	-
Total	**120,000**	**-**	**(955)**	**-**	**-**	**-**	**874**	**16,220**	**16,218**	**-**	**-**	**-**

Table of negotiation derivatives as of December 31st, 2005

(EUR thousands)

Underlying / Type of transactions	ıterest rates and certificates of indebtne			Capital securities and share indexes			Exchange rates			Other values		
	Notional value	Fair Value Pos.	Fair Value Neg.	Notional value	Fair Value Pos.	Fair Value Neg.	Notional value	Fair Value Pos.	Fair Value Neg.	Notional value	Fair Value Pos.	Fair Value Neg.
Unlisted derivatives												
Financial derivatives;												
- forward contracts												
purchases	-	-	-	-	-	-	-	-	-	-	-	-
sales	-	-	-	-	-	-	-	-	-	-	-	-
- fra												
purchases	-	-	-	-	-	-	-	-	-	-	-	-
sales	-	-	-	-	-	-	-	-	-	-	-	-
- irs												
purchases	-	-	-	-	-	-	-	-	-	-	-	-
sales	-	-	-	-	-	-	-	-	-	-	-	-
- options												
purchases	-	-	-	-	-	-	-	-	-	-	-	-
vendite	-	-	-	(6,085)	-	(349)	-	-	-	-	-	-
- others												
purchases	-	-	-	-	-	-	-	-	-	-	-	-
sales	-	-	-	-	-	-	-	-	-	(78,000)	11,600	-
Total	**-**	**-**	**-**	**(6,085)**	**-**	**(349)**	**-**	**-**	**-**	**(78,000)**	**11,600**	**-**

<u>Mediaset S.p.A.</u>

Table of main equity investments pursuant to article 125 of the CONSOB Regulation no. 11971/1999 and subsequent modifications

(reference date December 31st, 2005)

Company name	Country	Total owned stake %	Type of stake ownership %	Shareholder	Stake %
ABS Finance Fund Sicav	Luxembourg	19.35%	directly owned	Mediaset S.p.A.	19.35%
Advanced Media S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Aprok Imagen S.L.	Spain	40.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	40.00%
Atlas Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias Pais Vasco S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Auditel S.r.l.	Italy	26.67%	indirectly owned	R.T.I. S.p.A.	20.22%
			directly owned	Mediaset S.p.A.	6.45%
Beigua S.r.l.	Italy	24.50%	indirectly owned	Elettronica Industriale S.p.A.	24.50%
Boing S.p.A.	Italy	51.00%	indirectly owned	R.T.I S.p.A.	51.00%
Canal Factoria de Ficción S.A.	Spain	40.00%	indirectly owned	Gestevisión Telecinco S.A.	40.00%
Cinematext Media S.A.	Spain	60.00%	indirectly owned	Gestevisión Telecinco S.A.	60.00%
Cinematext Media Italia S.r.l.	Italy	100.00%	indirectly owned	Cinematext Media S.A.	100.00%
Digitel 5 Media S.A.U.	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I S.p.A.	100.00%
Estudios Picasso Fabrica de Ficción SAU	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Euromedia Luxembourg Two S.A. in liq.	Luxembourg	11.76%	indirectly owned	Mediaset Investment S.a.r.l.	11.76%
Europortal Jumpy España S.A.	Spain	50.00%	indirectly owned	Gestevision Telecinco S.A.	50.00%
Fascino Produzione Gestione Teatro S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Gestevisión Telecinco S.A.	Spain	50.13%	indirectly owned	Mediaset Investimenti S.p.A.	25.00%
			indirectly owned	Mediaset Investment S.a.r.l.	25.13%
Grupo Editorial Tele 5 SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Home Shopping Europe S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
International Media Services Ltd.	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
Mediaset Investment S.a.r.l.	Luxembourg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Investimenti S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Ireland Ltd. In liq.	Ireland	100.00%	directly owned	Mediaset S.p.A.	100.00%
Media Shopping S.p.A.	Italy	100.00%	indirectly owned	Home Shopping Europe S.p.A.	100.00%
Mediavivere S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Mi Cartera Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Premiere Megaplex S.A.	Spain	50.00%	indirectly owned	Gestevisión Telecinco S.A.	50.00%
PressTV S.p.A.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Promoservice Italia S.r.l.	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publieci Television S.A.	Spain	50.00%	indirectly owned	Publiespaña S.A.U.	50.00%
Publiespaña S.A.U.	Spain	100.00%	directly owned	Gestevision Telecinco S.A.	100.00%
Publiespaña 2000 S.L.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publieurope International Ltd.	England	100.00%	indirectly owned	Publieurope Ltd.	100.00%
Publieurope Ltd.	England	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Publimedia Gestion S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Red de Television Digital Madrid S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Red de Television Digital Valencia S.A.	Spain	50.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	50.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
TV Breizh S.A.	France	14.35%	indirectly owned	Mediaset Investment S.a.r.l.	14.35%
Videotime S.p.A.	Italy	98.48%	indirectly owned	R.T.I. S.p.A.	98.48%

MEDIASET S.p.A.

2005

Reports of the Statutory Auditors
and External Auditors

MEDIASET S.p.A.

Milan - Via Paleocapa , 3

Share Capital EUR 614,238,333 wholly paid-up

****

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING CALLED TO APPROVE THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

(article 153 of Law Decree no.58/98)

Dear Shareholders,

During the year we have performed the duties required by law, taking into account the code of conduct recommended by the National Councils of Professional Accountants and Bookkeepers.

In particular:

- We monitored compliance with the law, the corporate articles of association and the principles of correct administration;
- We attended the General Meetings, the Board of Directors' meetings and the Executive Committee's meetings, while the directors provided periodical information about operations, foreseeable developments and the transactions with the greatest impact on the income statement, balance sheet and financial position of the Company. We made sure that all the actions approved and implemented were not incautious or risky, that they did not involve any potential conflicts of interest and were neither in contrast to the resolutions passed by General Meetings nor such as to undermine the integrity of the Company's equity;
- We obtained knowledge of and monitored, to the extent of our responsibilities, the adequacy of the Company's organisational

structure. This involved direct observation, information gathering and discussions with the external auditors Deloitte & Touche S.p.A. in order to exchange data and information. No aspects of importance emerged;

- We assessed and monitored the adequacy of the internal control system, of the activities performed by the people in charge of the internal control and accounting system and ensured that this system was reliable in that it properly reflected operations. This involved gathering information, reviewing company documents and analysing the results of the work performed by the external auditors. We also held regular meetings with the head of the internal control department and obtained information about reviews performed at subsidiary companies. We also took part in the meetings of the Internal Control Committee;
- We examined the adequacy of the instructions issued to subsidiary companies. These instructions enabled them to promptly provide the parent company with information enabling it to meet its legal obligations regarding communication;
- We checked that the statutory and consolidated financial statements as at December 31st, 2005, and the Report on Operations were prepared and structured in accordance with the law. This was based on direct checks and on information provided by the external auditors.

During our review work as described above we did not come across any significant matters for censure or any omissions that would require being reported to external supervisory bodies or mentioned at this point.

In 2005, no relevant facts were communicated to us by the agency in charge of monitoring the efficacy, compliance and update of the organisation, management and control model under Law Decree no. 231/01.

Moreover, in accordance with the recommendations issued by CONSOB, the Board of Statutory Auditors states the following:

- No atypical and/or unusual transactions were observed with other Group companies or with related parties;
- The information provided by the Board of Directors, including transactions with other Group companies and related parties, are considered complete. More specifically, these operations are to be considered as connected to and regarding the fulfilment of corporate objectives. The characteristics and the economic effects of such ordinary transactions are specified in the notes to the financial statements and are considered as in line with the interests of the Company.

  Furthermore, we have not identified any conflicts of interest or any transactions which could have a significant effect on the income statement, balance sheet or financial position of the company;
- the company some time ago introduced the self-disciplinary code of the Corporate governance committee of companies listed by Borsa Italiana S.p.A., as reported in the report of the Board of Directors on the subject, and has begun a review of said code in order to align it with current best practices;
- During the year:
  - the Board of statutory auditors held regular meetings and exchanged information with the external auditors Deloitte & Touche S.p.A. Though we have not yet seen their audit report on the statutory and consolidated financial statements, we have every reason to believe

that it will express a clean opinion;

- the Board of Statutory Auditors expressed opinions according to articles 2389, clause 3, of the Italian Civil code and article 159 of Law Decree no. 58/98;
- the Board of Directors met 6 times, the Executive Committee met 6 times and the Board of Statutory Auditors met 15 times;
- besides auditing the statutory financial statements, the consolidated financial statements and the interim report, the company entrusted Deloitte & Touche SpA with the following additional tasks:
    - non-recurrent auditing of the IFRS reconciliation tables, for a fee of EUR 166,000;
    - verification pursuant to signing the Tax Returns and Form 770 regarding fiscal 2004, for a fee of EUR 3,120;
    - to provide technical assistance to the company's work group for the purposes of verifying the main IFRS differences on the statutory financial statements of group companies, for a fee of EUR 168,000;
- the company engaged Deloitte Consulting SpA, which forms part of the international network to which the firm of auditors belongs, to provide technical assistance regarding the transition to TFR-IAS 19, for a fee of EUR 47,300;
- the statutory auditors have not received any reports pursuant to article 2408 of the Italian civil code or representations.

Considering the above, to the extent of our responsibilities, the Board of Statutory Auditors has not found any reason against approving the financial statements at December 31, 2005, reporting profit for the year of EUR 1,411,777,506, and the proposal for the distribution of dividends drafted by the Board of Directors, also in consideration of available company reserves.

Milan , March 17th , 2006

THE BOARD OF STATUTORY AUDITORS

(Dtt. Achille Frattini, Chairman)

(Dott. Francesco Antonio Giampaolo)

(Prof. Riccardo Perotta)

Deloitte.

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: + 39 02 83322111
Fax: + 39 02 83322112

www.deloitte.it

AUDITORS' REPORT PURSUANT TO ART. 156 OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998

**To the Shareholders of
MEDIASET S.p.A.**

We have audited the financial statements of Mediaset S.p.A. (the Company) as of December 31, 2005. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by law, reference should be made to the auditors' report issued by us on April 11, 2005.

In our opinion, the financial statements present fairly the financial position of Mediaset S.p.A. as of December 31, 2005, and the results of its operations for the year then ended in accordance with the Italian law governing financial statements.

DELOITTE & TOUCHE S.p.A.

Signed by
Arienti Patrizia
Partner

Milan, Italy
March 29th, 2006

This report has been translated into the English language solely for the convenience of international readers.